As filed with the Securities and Exchange Commission on March 29, 2017

1933 Act File no. 333-199018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 4

CORPORATE CAPITAL TRUST II

(Exact Name of Registrant as Specified in Declaration of Trust)

Chirag J. Bhavsar
Chief Financial Officer and Chief Operating Officer
Kirk A. Montgomery
General Counsel and Secretary

450 S. Orange Avenue
Orlando, Florida 32801
(Address of Principal Executive Offices)

(866) 745-3797
(Registrant’s Telephone Number, including Area Code)

The Corporation Trust Company

1209 Orange Street

Wilmington, New Castle County, Delaware 19801

(Name and Address of Agent for Service of Process)

Copies To:

Kenneth E. Young, Esq.
William J. Bielefeld, Esq.
Dechert LLP

Cira Centre
2929 Arch Street
Philadelphia, PA 19104
Telephone: (215) 994-4000

APPROXIMATE DATE OF PROPOSED OFFERING: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒

It is proposed that this filing will become effective (check appropriate box)
☒   when declared effective pursuant to section 8(c)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 29, 2017

Preliminary Prospectus

CORPORATE CAPITAL TRUST II
A Business Development Company
Maximum Offering of 275,000,000 Shares of Beneficial Interest

Corporate Capital Trust II is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). We are managed by CNL Fund Advisors II, LLC and KKR Credit Advisors (US) LLC (formerly known as KKR Asset Management LLC) (collectively, the “Advisors”), both of which are registered investment advisers with the Securities and Exchange Commission, or the SEC. We also intend to elect to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company, or a “RIC,” under the Internal Revenue Code of 1986, as amended (the “Code”).

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We pursue our investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We define an originated transaction as any investment where our Advisors negotiate the terms of the transaction beyond just the price, which, for example, may include negotiating financial covenants, maturity date or interest rate terms.

We are offering on a best efforts, continuous basis up to 275,000,000 shares of beneficial interest of our common stock. The current public offering price is $9.80 per share. If our net asset value increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price as necessary to ensure that shares are not sold at a net price, after deduction of up-front selling commissions and dealer manager fees that is below our net asset value per share. Also, if our net asset value per share declines below 97.5% of the public offering price, net of upfront sales load, then, subject to certain conditions, we may suspend selling shares until the net asset value per share is greater than 97.5% of the public offering price, net of upfront sales load. Accordingly, subscriptions for this offering will be for a specific dollar amount rather than a specified quantity of shares, which may result in subscribers receiving fractional shares rather than full share amounts.

There has been no public market for, or historical valuation of, our shares. We did not sell any shares until March 1, 2016, when we satisfied our minimum offering requirement by having raised gross offering proceeds of $2.25 million. We intend to file post-effective amendments to our registration statement that will allow us to continue this offering until October 9, 2018. We reserve the right to change our investment and operating policies without shareholder approval, except to the extent such approval is required by the 1940 Act.

●	An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future.

●	You will not have access to the money you invest for an indefinite period of time.

●	You will not be able to sell your shares regardless of how we perform.

●	Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

●	We do not intend to list our shares on any securities exchange during or for a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

●	Our board of trustees may implement a share repurchase program, but only a limited number of shares will be eligible for repurchase. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each repurchase offer.

●	The amount of distributions that the Company may pay, if any, is uncertain.

●	Distributions may be funded, directly or indirectly, from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available for investment. Any capital returned to you through distributions will be distributed after payment of our fees and expenses.

●	Our previous distributions have been funded in significant part, directly or indirectly, from (i) the waiver of certain investment advisory fees, that will not be subject to repayment to our Advisors and/or (ii) the deferral of certain investment advisory fees, that may be subject to repayment to our Advisors and/or (iii) the reimbursement of certain operating expenses, that will be subject to repayment to our affiliates. Significant portions of these distributions were not based on investment performance. In the event distributions are funded from waivers and/or deferrals of fees and reimbursements by our affiliates, such funding may not continue in the future. If our affiliates do not agree to reimburse certain of our operating expenses or waive certain of their advisory fees, then significant portions of our distributions may come from offering proceeds or borrowings. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value.

Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 17 to read about the risks you should consider before buying shares of our common stock.

Shares of our common stock are highly illiquid and appropriate only as a long-term investment. An investment in our common stock should be considered only by investors who can assess and bear the high degree of illiquidity and other substantial risks associated with such an investment. See “Suitability Standards” and “Risk Factors.” Depending upon the terms and pricing of any additional offerings and the value of our investments, you may experience dilution in the book value and fair value of your shares. See “Risk Factors – Risks Related to an Investment in Our Common Stock – A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.” on page 37 for more information.

	Per Share (1)	Maximum Offering Amount (1)

Current Public Offering Price	$9.80	$2,695,000,000.00
Sales load (2)	$0.47	$128,150,000.00
Net proceeds to us (before expenses) (3)	$9.33	$2,566,850,000.00

(1)	Assumes all shares are sold at the current public offering price per share (as of March 28, 2017), which is subject to adjustment based upon, among other things, our net asset value per share. The price per share in this table has been rounded to the nearest penny, thus the purchase price details on your confirmation statement may differ from the price per share above.

(2)	The upfront sales load is 4.75% of the price per share assuming no special discounts apply. The upfront sales load is comprised of an upfront selling commission of up to 3.0% and an upfront dealer manager fee of up to 2.75% of the price per share, neither of which will be paid by you for shares issued pursuant to our distribution reinvestment plan. The “dealer manager fee” refers to the portion of the sales load available to the Managing Dealer and participating broker-dealers for assistance in selling and marketing our shares. The sales load per share in this table has been rounded to the nearest penny, thus the sales load details on your confirmation statement may differ from the sales load per share above. In addition to the up-front sales commissions and dealer manager fees, additional underwriting compensation will be paid in connection with this offering. See “Plan of Distribution.”

(3)	In addition to the sales load, we estimate that we will incur expenses in connection with this offering of approximately $20.2 million, or 0.75% of the gross offering proceeds, if the maximum number of shares of common stock is sold at $9.80 per share. See “Use of Proceeds.”

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We also file with the SEC annual, quarterly, and current reports, proxy statements, and other information regarding us. You may obtain a copy of any of these filings free of charge, make shareholder inquiries or request other information about us, by contacting us by mail at Shareholder Services, Corporate Capital Trust II, 450 S. Orange Ave., Orlando, FL 32801, or by telephone at 866-650-0650. These documents are also available without charge at our website at www.corporatecapitaltrustII.com. The SEC maintains a web site (www.sec.gov) that contains information regarding us.

Because you will pay an offering price that includes an upfront sales load of 4.75% of the offering price and offering expenses of up to 1.5% of gross sales proceeds, when you invest $100 in our shares and pay the full sales load, at least $93.75 of your investment will actually be available to us for investment purposes. As a result, based on the current public offering price of $9.80 per share, you would have to realize an overall total return on your investment of 6.67% in order to recover your initial investment, including the sales load and expected offering expenses. See “Use of Proceeds” on page 80.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. An investment in our shares is NOT a bank deposit and is NOT insured by the Federal Deposit Insurance Corporation or any other government agency. The use of forecasts in this offering is prohibited. Any representations to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in this program is not permitted.

, 2017

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the SEC, in connection with a continuous offering process, to raise capital for us. As we make material investments or have other material developments, we will periodically provide prospectus supplements or may amend this prospectus to add, update or change information contained in this prospectus.

Shares are being offered at the current public offering price of $9.80 per share. We will seek to avoid interruptions in the continuous offering of our common shares, however, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement, (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus, or (iii) declines below 97.5% of the net proceeds per share as stated in the prospectus, to the extent permitted or required under the rules and regulations of the SEC, we will either supplement the prospectus or file an amendment to the registration statement with the SEC to change our offering price or will voluntarily suspend selling shares in the offering. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such registration statement amendment or if our board of trustees determines to voluntarily suspend selling shares in this offering as opposed to supplementing or amending the registration statement with the SEC. Additionally, our board of trustees may change the offering price at any time to ensure that our net asset value per share is equal to or less than the public offering price, net of upfront sales load and equal to or greater than 97.5% of the net proceeds per share when we sell shares of common stock.

We will supplement the prospectus in the event that we need to change the public offering price to comply with this pricing policy and we will also post the updated information on our website at www.corporatecapitaltrustII.com.

You should rely only on the information contained in this prospectus. Our Managing Dealer is CNL Securities Corp., which we refer to in this prospectus as our Managing Dealer. Neither we nor our Managing Dealer has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in our affairs, we will amend or supplement this prospectus. Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement. The registration statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this prospectus. You should read this prospectus, all prospectus supplements and the related registration statement exhibits, together with additional information described below under “Additional Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, a legal holiday or a day on which banks in New York City are authorized or required to close.

We maintain a website at www.corporatecapitaltrustII.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

SUITABILITY STANDARDS

Shares of our common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:

●	a gross annual income of at least $70,000 and a net worth of at least $70,000, or

●	a net worth of at least $250,000.

For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.

Those selling shares on our behalf and participating broker-dealers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in the shares is suitable and appropriate for each investor. In making this determination, the participating broker-dealer, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider whether the investor:

●	meets the minimum income and net worth standards established in the investor’s state;

●	can reasonably benefit from an investment in our common stock based on the investor’s overall investment objectives and portfolio structure;

●	is able to bear the economic risk of the investment based on the investor’s overall financial situation, including the risk that the investor may lose its entire investment; and

●	has an apparent understanding of the following:

○	the fundamental risks of the investment;

○	the lack of liquidity of the shares;

○	the restrictions on transferability of the shares;

○	the background and qualification of our Advisors; and

○	the tax consequences of the investment.

In purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

Alabama – In addition to the general suitability standards, this investment will only be sold to Alabama residents that have a liquid net worth of at least 10 times their investment in this program and its affiliates.

California – Investors must have either (i) an annual gross income of at least $65,000 and a net worth of at least $250,000, or (ii) a net worth of at least $500,000.

Idaho – Investors must have either (i) a minimum liquid net worth of at least $85,000 and a minimum annual gross income of at least $85,000, or (ii) a minimum liquid net worth of $300,000. In addition, an investor’s total investments in this offering shall not exceed 10% of his or her liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth that consists of cash plus cash equivalents (including assets which may be convertible to cash within one year).

Iowa – Investors must have a minimum of $100,000 annual income and a net worth of $100,000 (exclusive of home, auto and furnishings) or, in the alternative, a minimum net worth of $350,000 (exclusive of home, auto and furnishings). In addition, investors may not invest in the aggregate more than 10% of their liquid net worth in this offering, other non-exchange listed BDCs, and our affiliated non-exchange listed programs. “Liquid net worth” is defined as the portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

Kansas – The Kansas Securities Commissioner recommends that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other non-exchange listed BDCs. “Liquid net worth” is defined as the portion of net worth that consists of cash and cash equivalents and readily marketable securities.

Kentucky – A Kentucky resident’s investment in our shares or the shares of our affiliated, non-publicly traded business development companies may not exceed 10% of his or her liquid net worth. For this purpose, “liquid net worth” shall be defined as that portion of a person’s net worth (total assets, exclusive of home, home furnishings, and automobiles, minus total liabilities) that is comprised of cash, cash equivalents and readily marketable securities.

Maine – The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation program investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

Massachusetts – Each investor’s aggregate investment in this offering and in other non-traded direct participation programs may not exceed ten percent (10%) of his or her liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Nebraska – Investors must have either (i) an annual gross income of at least $100,000 and a net worth of at least $350,000, or (ii) a net worth of at least $500,000. In addition, an investor’s aggregate investment in this offering and in the securities of other non-publicly traded business development companies shall not exceed 10% of such investor’s net worth (total assets exclusive of home, home furnishings and automobiles). Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing investment concentration limit.

New Jersey – Investors must have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (ii) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents, and readily marketable securities. In addition, a New Jersey investor’s investment in us or our affiliated, non-publicly traded BDCs may not exceed ten percent (10%) of his or her liquid net worth.

New Mexico – Investors may not invest more than 10% of their liquid net worth in us, our affiliates, and other non-traded BDCs. Liquid net worth is defined as that portion of net worth that consists of cash, cash equivalents, and readily marketable securities.

North Dakota – Investors must represent that, in addition to the stated net income and net worth standards, they have a net worth of at least ten times their investment in us.

Ohio – Each investor’s aggregate investment in us, our affiliates and other non-exchange listed BDCs may not exceed ten percent (10%) of his or her liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities.

Oklahoma – Investors must have either (a) a minimum net worth of at least $100,000 and a minimum annual gross income of $100,000, or (b) a minimum net worth of $250,000. In addition, an Oklahoma investor’s investment in this offering may not exceed ten percent (10%) of his or her net worth. For these purposes, “net worth” is exclusive of an investor’s home, home furnishings, and automobiles.

Oregon – In addition to the suitability standards set forth above, the state of Oregon requires that each Oregon investor will limit his or her investment in this offering to no more than 10% of his or her net worth.

Tennessee – In addition to meeting the general suitability standards set forth above, Tennessee investors may not invest more than ten percent (10%) of their net worth in us. “Net worth” for this purpose is exclusive of an investor’s home, home furnishings, and automobiles.

Texas – Investors must have either (i) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of at least $100,000, or (ii) a minimum liquid net worth of $250,000.

Vermont – Each investor who is not an “accredited investor” as defined in 17 C.F.R. § 230.501 may not purchase an amount of shares in this offering that exceeds 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities. Vermont residents who are “accredited investors” are not subject to the limitation described in this paragraph.

In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.

In addition to the suitability standards established herein, (i) a participating broker-dealer may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.

v

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read carefully the entire prospectus, including the section entitled “Risk Factors,” before making a decision to invest in our common stock. Unless otherwise noted, the terms “we,” “us,” “our,” and “Company” refer to Corporate Capital Trust II. We refer to CNL Financial Group, LLC as “CNL Financial Group” and to CNL Fund Advisors II, LLC as “CNL.” We refer to KKR & Co. L.P. as “KKR & Co.” and to KKR Credit Advisors (US) LLC (formerly known as KKR Asset Management LLC) as “KKR.” CNL and KKR serve as our investment advisors and are collectively referred to as the “Advisors.”

Our Company

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Formed as a Delaware statutory trust on August 12, 2014, we are externally managed by CNL and KKR, which are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments, determining the securities and other assets that we will purchase, retain or sell, and monitoring our portfolio on an ongoing basis. Both of our Advisors are registered as investment advisers with the SEC. We intend to elect to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company, or a RIC, under the Internal Revenue Code (the “Code”).

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We pursue our investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. As of December 31, 2016, our investment portfolio totaled $56.2 million and consisted primarily of senior and subordinated debt. As we continue to grow our investment portfolio, we anticipate that a substantial portion of our portfolio will consist of senior and subordinated debt, which we believe offer opportunities for attractive risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be directly originated as primary market negotiated transactions or purchased on the secondary market, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. We may invest in various types of convertible securities and derivatives, including total return swaps (“TRS”), interest rate swaps and foreign currency forward contracts and options. Our portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that provide variable returns in rising interest rate and inflationary environments. A portion of our portfolio may consist of investments in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities. We may also co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring jointly-controlled or non-controlling interests in certain investments in conjunction with participation by one or more third parties in such investment.

We will seek to build on the investment expertise and sourcing networks of our Advisors and adhere to an investment approach that emphasizes strong fundamental credit analysis and rigorous portfolio monitoring. We intend to be disciplined in selecting investments and focus on opportunities that are perceived to offer favorable risk/reward characteristics and relative value. We believe the market for lending is currently characterized by significant demand for capital and that we will therefore have considerable opportunities as a provider of capital to achieve attractive pricing and terms on our investments. We are raising capital with the goal of serving our target market and capitalizing on what we believe is a compelling and sustained market opportunity. See “Company Profile” beginning on page 45.

Use of Proceeds

Since commencing our continuous public offering through December 31, 2016, we have issued 5,944,203 shares of our common stock for net proceeds of approximately $54.5 million, including shares sold pursuant to our distribution reinvestment plan and shares sold in connection with a capital contribution by CNL and KKR.

We have used net proceeds raised to date, and will use the net proceeds from this offering to make investments in accordance with our investment objective and by following the strategies described in this prospectus. A portion of these proceeds may also be used for working capital and general corporate purposes. See “Use of Proceeds” beginning on page 80.

Based on prevailing market conditions, we will invest the proceeds from each weekly subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our intention to qualify annually as a RIC. We may also use a portion of the net proceeds to pay our operating expenses, fund distributions to shareholders and for general corporate purposes. Any distributions we make during such period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested.

Through December 31, 2016, transactions in share of our common stock were as follows:

	Shares	Amount
Gross proceeds	5,902,391	$56,540,994
Up-front selling commissions and dealer manager fees	—	$(2,405,257)
Net proceeds to company	5,902,391	$54,135,737
Reinvestment of distributions	41,812	$385,988
Net proceeds	5,944,203	$54,521,725

Distribution Policy

On February 26, 2016, our board of trustees began authorizing and declaring cash distributions to our shareholders on a weekly basis and paying such distributions on a monthly basis. Because we intend to maintain our qualification as a RIC, we intend to distribute at least 90% of our annual investment company taxable income to our shareholders. There can be no assurance that we will be able to continue to pay distributions at a specific rate or at all. Each year, as required by the Code, a statement on Internal Revenue Service Form 1099-DIV identifying the source of the distribution will be mailed to our shareholders subject to IRS tax reporting. See “Distributions” on page 81. Our board of trustees meets quarterly to declare weekly distribution record dates and monthly distribution payment dates.

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee waivers or deferrals by our Advisors that may be subject to repayment, as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from any available sources to make distributions. Distributions may be supported by our Advisors in the form of operating expense support payments and the deferral or waiver of investment advisory fees. We may be obligated to repay our Advisors over several years, and these repayments, if any, will reduce the future distributions that you would otherwise be entitled to receive from us. You should understand that such distributions may not be based on our investment performance. There can be no assurance that we will achieve the performance necessary to sustain our distributions, or that we will be able to pay distributions at a specific rate, or at all. Our Advisors have no obligation to waive or defer their advisory fees or otherwise reimburse expenses now or in future periods.

Our Advisors

Our investment advisors are CNL, which is responsible for the overall management of our activities, and KKR, which is responsible for the day-to-day management of our investment portfolio. Under the overall supervision of our board of trustees, CNL provides its investment advisory services under an investment advisory agreement with us, or the Investment Advisory Agreement, and its administrative services under an administrative services agreement with us, or the Administrative Services Agreement. KKR provides its services under a sub-advisory agreement with CNL and us, or the Sub-Advisory Agreement. See “Advisory Agreements and Fees” beginning on page 75.

Our investment process is a collaborative effort between CNL and KKR and benefits from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities they bring. To facilitate communication and coordination, our Advisors hold regular meetings to plan and discuss our investment strategy, potential investment opportunities, current market developments and investment goals. We believe their joint involvement in our business provides us with substantial market insight and valuable access to investment opportunities.

About CNL

CNL is a wholly owned subsidiary of CNL Financial Group, a private investment management firm specializing in alternative investment products. Anchored by over 40 years of thoughtful investing in relationships, CNL Financial Group or its affiliates have formed or acquired companies with more than $34 billion in assets. Performance-driven, CNL Financial Group strives to achieve investment returns by identifying emerging trends, accessing capital through its national distribution channels, and investing shareholder capital in a variety of credit and real estate investment products. Over its history, CNL Financial Group has invested through various market cycles in a broad range of industries, asset classes and geographies. Its sponsorship and management of a wide range of investment programs have fostered experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure, recreation, financial services and insurance industries.

CNL Financial Group’s disciplined investment approach values quality over quantity and concentrates on underserved, undercapitalized markets. By championing a long-term perspective that concentrates on building partnerships that extend beyond one transaction or one idea, CNL Financial Group has developed a broad network of business relationships, which we will have access to and from which we will benefit. CNL Financial Group partners with prominent investment organizations to provide shareholders access to a distinctive platform of products.

About KKR

KKR is a subsidiary of KKR & Co., a leading global investment firm that manages investments across multiple asset classes including private equity, energy, infrastructure, real estate, credit and hedge funds. KKR & Co. aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation in the assets it manages. KKR & Co. invests its own capital alongside the capital it manages for fund investors and brings debt and equity investment opportunities to others through its capital markets business.

KKR & Co.’s business offers a broad range of investment management services to its fund investors and provides capital markets services to KKR & Co., its portfolio companies and third parties. Throughout KKR & Co.’s history, KKR & Co. has consistently been a leader in the private equity industry. KKR & Co. has grown its firm by expanding its geographical presence and building businesses in new areas, such as credit, special situations, hedge funds, collateralized loan obligations (“CLOs”), capital markets, infrastructure, energy and real estate. These efforts build on KKR & Co.’s core principles and industry expertise, allowing KKR & Co. to leverage the intellectual capital and synergies in its businesses, and to capitalize on a broader range of the opportunities it sources. Additionally, KKR & Co. has increased its focus on meeting the needs of its existing fund investors and in developing relationships with new investors in its funds.

KKR & Co. conducts its business with offices throughout the world, providing it with a pre-eminent global platform for sourcing transactions, raising capital and carrying out capital markets activities. KKR & Co.’s growth has been driven by value that it has created through its operationally focused investment approach, the expansion of its existing businesses, its entry into new lines of business, innovation in the products that it offers investors in its funds, an increased focus on providing tailored solutions to its clients and the integration of capital markets distribution activities.

KKR & Co. has also used its balance sheet as a significant source of capital to further grow and expand its business, increase its participation in its existing businesses and further align its interests with those of its fund investors and other stakeholders.

See “Company Profile – Our Advisors” beginning on page 45.

Capital Contribution by CNL and KKR

Pursuant to a private placement, CNL and KKR contributed an aggregate of $5,002,000 to purchase 555,778 shares of our common stock at $9.00 per share. The purpose of such private placement was to establish our initial capitalization and initial shareholders in connection with our statutory trust registration and organization under Delaware law. As a result of this private placement, we met our minimum offering requirement on March 1, 2016 and commenced operations.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” beginning on page 17 before deciding to invest in shares of our common stock. Risks involved in an investment in us include (among others) the following:

●	We have approximately one year of operating history. We were formed on August 12, 2014, and commenced operations on March 1, 2016 upon meeting our minimum offering requirement of selling, in aggregate, $2.25 million in common stock. We are subject to all of the business risks and uncertainties associated with any business with a relatively short operating history, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially.

●	You should not expect to be able to sell your shares regardless of how we perform.

	○	If you are able to sell your shares of common stock, you will likely receive less than your purchase price and the current net asset value per share. Because you will be unable to sell your shares, you will be unable to reduce your exposure on any market downturn.

	○	We do not intend to list our common stock on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

	○	We intend to implement a share repurchase program, and we intend to limit the number of shares of common stock that are eligible for repurchase by us. In addition, any such repurchases will be at a price less than the current offering price in effect on the date that we initiate each repurchase offer.

○ You should consider that you may not have access to the money you invest for an indefinite period of time.

○ An investment in our shares of common stock is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

●	Our distributions may not be based on our investment performance, but may be supported by our Advisors in the form of fee waivers or deferrals and/or operating expense support payments. We may be obligated to repay our Advisors over several years and these repayments will reduce the future distributions that you should otherwise receive from your investment.

●	Our portfolio companies may request our assistance in the management of their affairs, however we may not have director or shareholder controls over the business affairs of the companies to which we loan capital. In addition, our investments in portfolio companies will be structured to be held until maturity and may not provide us with favorable terms for short term liquidity of the capital that we invest in them. If we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments, which could have a material adverse effect on our business, financial condition and results of operations.

●	We have not established any limit on the extent to which we may use borrowing or offering proceeds to fund distributions to shareholders, which may reduce the amount of capital we ultimately invest in assets, and there can be no assurances that we will be able to sustain distributions at any particular level. Our distributions may exceed our earnings, particularly during the period before we have substantially invested our net offering proceeds, which may result in commensurate reductions in net asset value per share.

●	This is a “best efforts” offering and, if we are unable to raise substantial funds, we will be more limited in the number and type of investments we may make. As a result, our ability to diversify our investments could be constrained.

●	Our investments may include original issue discount instruments and payment-in-kind interest (“PIK”) and in some cases, may involve a “toggle” feature. A toggle feature gives a portfolio company an option at each interest payment date of making interest payments in (1) cash, (2) additional debt securities or (3) a combination of cash and additional debt securities, and the portfolio company may switch its method of payment at each interest payment date. To the extent original issue discount and PIK constitutes a portion of our income, we will be exposed to risks associated with such income being required to be included in taxable and accounting income prior to receipt of the cash representing such income. We would generally be required to distribute any such original issue discount and PIK to satisfy the distribution requirement applicable to RICs.

●	Our Managing Dealer, CNL Securities Corp., is an affiliate of CNL. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Accordingly, you will have to rely on your own broker-dealer or investment advisor to make an independent review of the terms of this offering. If your broker-dealer or investment advisor does not conduct such a review, you may not have the benefit of an independent review of the terms of this offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to other publicly traded companies.

Market Opportunity

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We believe that the size of the market and these companies’ demand for flexible sources of capital has the potential to create an attractive investment environment for a number of reasons, including the following:

●

Current Market Environment. After the financial crisis of 2008-2009, volatility spikes have become the norm, and 2016 was no exception. In the last 12 months, markets have been surprised by events such as the United Kingdom’s prospective withdrawal from the European Union (“Brexit”) and the outcome of the U.S. presidential election. Despite the volatility, improving macroeconomic conditions have led to strengthening fundamentals and also positive returns in leveraged credit. With this improvement, a large volume of deals made the fourth quarter of 2016 the busiest of the year for the market.

Given the backdrop we have experienced and the need for capital in the marketplace, we continue to believe that our closed-end structure, our predominately floating rate debt portfolio, and long term fundamental underwriting approach positions us well. We continue to focus on providing capital to companies that, for a variety of reasons, are unable to access the syndicated debt markets.

We believe three items continue to support our underlying investment thesis. First, leveraged lending guidelines at traditional lenders result in corporate and financial buyers looking beyond traditional financial intermediaries to support their deals. Second, the capabilities of our Advisors, surety to close, and long term hold strategy have become understood and appreciated by borrowers. Finally, we believe the current environment offers attractive risk adjusted transaction terms through our ability to provide long term and large financing solutions to our borrowers.

Since the financial crisis of 2008-2009, traditional lenders have been the subject of numerous regulatory changes which have paved the way for alternative lenders like our Company; however, the new U.S. President has proposed loosening regulations on traditional lenders – but how much, when, and what this means remains uncertain. We believe continued focus on the fundamentals, including rigorous due diligence, robust credit underwriting and direct structuring of investments, best positions our portfolio to protect principal and generate attractive risk-adjusted returns.

●	Significant Private Equity Capital Available for New Transactions. In addition to general refinancing opportunities that rely heavily on debt financing, we believe there is a large pool of committed but uninvested capital, both in the United States and globally, available for use in new private equity investments. Industry sources suggest that as of December 31, 2016, there was approximately $535 billion of private equity capital available for private equity investments in the United States alone. We expect that as a result of their investable capital, private equity firms will be active investors in U.S. medium- and large-sized companies over the next few years and will require significant amounts of debt to finance their transactions including mergers, acquisitions, and carve outs.

●	Greater Demand for Non-Traditional Sources of Debt Financing. We believe that the financial crisis of 2008 inspired a certain skepticism on the part of small and middle-market companies towards institutional banks. Facing balance sheet strain as a result of the financial crisis, we believe that these institutions have also become less focused on building a constructive, long-term relationship with smaller borrowers. Consequently, we believe there is an increasing trend for companies to seek financing from alternative capital providers, such as our Company, that are able to develop trusted relationships with borrowers and offer a higher degree of certainty.

●	Business Environment. As new banking regulations, such as those implementing the 2010 Basel Committee on Banking Supervision’s Third Accord (or, Basel III) and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (or, the Dodd-Frank Act), require financial institutions to meet increased capital requirements, we believe it will become difficult and inefficient for these institutions to meet the financing needs of growing medium- to large-sized companies and we believe these regulations will broaden investment opportunities for non-bank investors and investment entities like us.

See “Company Profile – Market Opportunity” beginning on page 49.

Our Potential Competitive Advantages

As a business development company with a particular focus on lending activities, we experience competition from other business development companies, commercial banks, specialty finance companies, open-end and closed-end investment companies, opportunity funds, private equity funds and institutional investors, many of which generally have greater financial resources than we do for the purposes of lending to U.S. businesses within our stated investment focus. These competitors may also have a lower cost of capital, may be subject to less regulatory oversight, and may have lower overall operating costs. The level of competition impacts our ability to raise capital, find suitable corporate borrowers that meet our investment criteria and acquire and originate loans to these corporate borrowers. We may also face competition from other funds in or to which CNL and KKR or their respective affiliates participate or advise.

We believe we have the following potential competitive advantages over other capital providers that operate in the markets we target and allow us to take advantage of the market opportunity we have identified:

●	Proprietary Sourcing and Deal Origination. Our Advisors, through their deep industry relationships and investment teams that actively source new investments, provide us with immediate access to an established source of proprietary deal flow. CNL, KKR and their affiliates have built franchises and deep relationships with major companies, financial institutions and other investment and advisory institutions for sourcing new investments. KKR’s investment professionals are also organized into industry groups that conduct their own primary research, develop views on industry themes and trends and proactively work to identify companies in which to invest, often on an exclusive basis. We believe that our Advisors’ broad networks and the internal deal generation strategies of their investment teams create favorable opportunities to deploy capital across a broad range of originated transactions that have attractive investment characteristics.

●	Focusing on Preserving Capital and Minimizing Losses. We believe that protecting principal and avoiding capital losses are critical to generating attractive risk-adjusted returns. Toward that end, our investment process is designed to: (i) utilize our Advisors’ proprietary knowledge and deep industry relationships to identify attractive prospective portfolio companies, (ii) conduct rigorous due diligence to evaluate the creditworthiness of, and potential returns from, credit investments in such portfolio companies, (iii) stress test prospective investments to assess the viability of potential portfolio companies in a downside scenario and their ability to repay principal and (iv) structure investments and design covenants and other rights that anticipate and mitigate issues identified through this process.

●	Experienced Management and Investment Expertise. Affiliates of each of our Advisors have more than 35 years of investment experience that spans a broad range of economic, market and financial conditions. By accessing their combined resources, skills and experience, we believe we will benefit from CNL’s investment philosophy of concentrating on underserved, undercapitalized markets and KKR’s rigorous investment approach, industry expertise and experience investing throughout a company’s capital structure. Further, we benefit from KKR’s and an affiliate of CNL’s experience advising Corporate Capital Trust, Inc. (“CCT”) which has increased their visibility and relationship network to middle-market companies.

●	Disciplined Credit Analysis and Portfolio Monitoring. Our Advisors provide immediate access to an established platform for evaluating investments, managing risk and focusing on opportunities that generate attractive returns with appropriate levels of risk. Through KKR, we benefit from an investment infrastructure that allows for intensive due diligence to filter investment opportunities and helps select investments that offer favorable risk/reward characteristics.

●	Versatile Transaction Structuring and Flexible Capital. Our Advisors and their management have experience and expertise in evaluating and structuring investments at all levels of a company’s capital structure and with varying features, providing numerous tools to manage risk while preserving opportunities for income, capital preservation and, to a lesser extent, long-term capital appreciation. We seek to capitalize on this expertise to produce an investment portfolio that performs in a broad range of economic conditions while meeting the unique needs of a broad range of borrowers. Although we are subject to regulation as a business development company, we are not subject to many of the regulatory limitations that govern traditional lending institutions. As a result, we believe that we can be more flexible in selecting and structuring investments and adjusting investment criteria. We believe borrowers view this flexibility as a benefit, making us an attractive financing partner.

●	Long-Term Investment Horizon. We believe that our flexibility, as a closed-end fund to make investments with a long-term perspective provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital helps us avoid disposing of assets at unfavorable prices and we believe makes us a better partner for portfolio companies.

●	Allocation Policy. On May 21, 2013, the SEC issued an order granting CCT exemptive relief that expanded CCT’s ability to co-invest with certain of the affiliates of CCT’s advisors in privately negotiated transactions. Subject to the conditions specified in the exemptive order, CCT is permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR. On December 24, 2014, CCT and the Company filed an amendment with the SEC to request expansion of the exemptive relief granted to CCT to include the Company so that we will also have the ability to co-invest with certain of the affiliates of our Advisors, including CCT, in privately negotiated transactions, including certain investments originated and directly negotiated by KKR. Prior to the Company being added to CCT’s exemptive order, we will generally not be permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions. Upon being added to CCT’s exemptive order, we will adopt KKR’s allocation policy, which is designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by KKR. The KKR co-investment allocation policy provides that once an investment has been approved and is deemed to be in our best interest, we will receive a pro rata share of the investment based on capital available for investment in the asset class being allocated. Determinations as to the amount of capital available for investment are based on such factors as: the amount of cash on-hand, existing commitments and reserves, the targeted leverage level, the targeted asset mix and diversification requirements, other investment policies and restrictions, and limitations imposed by applicable laws, rules, regulations or interpretations. However, there can be no assurance that investment opportunities will be allocated to us fairly or equitably in the short term or over time.

See “Company Profile – Our Potential Competitive Advantages” beginning on page 50.

Our Investment Strategy

Our investment strategy focuses on creating an investment portfolio that generates attractive risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our portfolio. When evaluating an investment, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe our flexible approach to investing allows us to take advantage of opportunities that offer favorable risk/reward characteristics.

While we consider each investment opportunity independently, we generally focus on portfolio companies that share the following characteristics:

●	Size. We seek to provide capital to medium- and large-sized private companies, which typically have more defensible market positions, stronger franchises and operations and better credit characteristics relative to their smaller peers. Although there are no strict lower or upper limits on the size of a company in which we may invest, we expect to focus on companies with EBITDAs (earnings before interest, taxes, depreciation and amortization) greater than $25 million.

●	Capital Structure. Our portfolio consists primarily of senior and subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We seek to invest in portfolio companies that generate free cash flow at the time of investment and benefit from material investments from well-known equity investors.

●	Management Team. We seek to prioritize investing in portfolio companies with strong management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

●	Stage of Business Life Cycle. We seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans. As a business development company, we generally must, under relevant SEC rules, invest at least 70% of our total assets in “qualifying assets,” which includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public listed companies that have a market capitalization of less than $250 million.

●	Industry Focus. While we will consider opportunities within all industries, we seek to prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

●	Geography. As a business development company under the 1940 Act, we focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we are required to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights, including countries that are members of the EU, as well as Canada, Australia and Japan.

●	Liquidity. We focus on originated debt investments sourced through the networks of our Advisors. We define an originated debt investment as any investment where our Advisors negotiate the terms of the transaction beyond just the price, which, for example, may include negotiating financial covenants, maturity date or interest rate terms. Substantially all debt securities acquired through originated transactions are subject to legal and other restrictions on resale or are otherwise less liquid than exchange-listed securities, in that we typically would be unable to exit these investments unless and until the portfolio company has a liquidity event such as a sale, refinancing, or initial public offering. While these investments are generally less liquid than investments purchased on the secondary market, we believe that the illiquidity premium associated with these investments may offer an attractive risk-adjusted return. We may also invest in loan participations and assignments. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. In addition, based upon the then current market opportunity, we may acquire debt investments through secondary market transactions which will generally have increased liquidity characteristics as compared to originated transactions.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each portfolio company in which we invest. Our board of trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our shareholders. There is no limit on the maturity or duration of any investment in our portfolio. We anticipate that substantially all of the investments held in our portfolio will have either a below investment grade rating by Moody’s Investors Service and/or Standard & Poor’s or will not be rated by any rating agency. Debt securities rated below investment grade are often referred to as “junk” securities. Investment sizes will vary as our capital base changes and will ultimately be at the discretion of our Advisors subject to oversight by our board of trustees.

Other Factors Affecting Portfolio Construction

As a business development company that is regulated under the 1940 Act and intends to qualify annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions that will shape our portfolio construction. These restrictions include requirements that we invest our capital primarily in U.S. companies that are privately owned or that are listed on a national securities exchange with a market capitalization of less than $250 million, as well as investment diversification and source of income criteria that are imposed by the Code. For a description of certain valuation risks associated with our investments in privately owned companies, see “Risk Factors – Risks Related to Our Business—A majority of our investment portfolio is recorded at fair value as determined in good faith in accordance with procedures established by our board of trustees and, as a result, there is and will be uncertainty as to the value of our portfolio investments.” on page 19.

In addition, we generally will not be permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions, absent an exemptive order from the SEC. On May 21, 2013, the SEC issued an order granting CCT exemptive relief that expanded CCT’s ability to co-invest with certain of the affiliates of CCT’s advisors in privately negotiated transactions. Subject to the conditions specified in the exemptive order, CCT is permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR. On December 24, 2014, CCT and the Company filed an amendment with the SEC to request expansion of the exemptive relief granted to CCT to include the Company so that we will also have the ability to co-invest with certain of the affiliates of our Advisors, including CCT, in privately negotiated transactions, including certain investments originated and directly negotiated by KKR.

Portfolio Update

On March 1, 2016, we commenced investment operations and began executing on our strategy of investing in the debt of privately owned U.S. companies. Specifically, as of December 31, 2016, our investment portfolio consisted of investment interests in 55 portfolio companies, for a total fair value of $56.2 million. The investment portfolio is primarily composed of senior debt and subordinated debt. As of December 31, 2016, 89.4% of our debt investments, based on fair value, featured floating interest rates, primarily based on London Interbank Offered Rate (or “LIBOR”). As of December 31, 2016, our investment portfolio was diversified across 16 industries. For more information, see “Company Profile—Portfolio Update.”

Advisors Fees

We pay CNL a fee for its services under the Investment Advisory Agreement. The fee consists of two components: a management fee and an incentive fee. The management fee is calculated at an annual rate of 2% of our average gross assets and is payable monthly in arrears. The incentive fee comprises the following two parts:

●	An incentive fee on net investment income, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and is based upon our pre-incentive fee net investment income for the calendar quarter. The quarterly incentive fee on net investment income is (a) 100% of the pre-incentive fee net investment income between 1.75% and 2.1875% of average adjusted capital, plus (b) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital. Adjusted capital is defined as cumulative proceeds generated from sales of our common stock, including proceeds from our distribution reinvestment plan, net of sales load (upfront sales commissions and upfront dealer manager fees) reduced for (i) distributions paid our shareholders that represent return of capital on a tax basis and (ii) amounts paid for share repurchases pursuant to our share repurchase program. Average adjusted capital is computed on the daily adjusted capital for the actual number of days in the quarter. The quarterly preference return of 1.75% and upper level breakpoint of 2.1875% are also adjusted for the actual number of days in each calendar quarter. For purposes of computing the subordinated incentive fee on income net interest, if any, associated with a derivative or swap, (which represents the difference between (i) the interest income and fees received in respect of the reference assets of the derivative or swap and (ii) the interest expense paid by us to the derivative or swap counterparty) is included in pre-incentive fee net investment income for purposes of the subordinated incentive fee on income.

●	An incentive fee on capital gains is calculated and payable in arrears as of the end of each calendar year. It is equal to 20% of our realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees on capital gains. For purposes of computing the incentive fee on capital gains, realized gains and realized losses on the disposition of any reference assets, if any, as well as unrealized depreciation on reference assets retained in the derivative or swap, if any, is included on a cumulative basis in the calculation of the incentive fee on capital gains that may be payable annually to our Advisors.

The Sub-Advisory Agreement between CNL and KKR provides that KKR receives 50% of all fees payable to CNL under the Investment Advisory Agreement.

The incentive fee may induce our Advisors to make investments on our behalf that are more risky or more speculative than would otherwise be the case. Similarly, because the management fee is calculated based on our average gross assets (including any borrowings by us for investment purposes), our Advisors may be encouraged to use leverage to make additional investments. See “Risk Factors – Risks related to our Advisors and their respective affiliates – The incentive fee may induce our Advisors to make speculative investments.” on page 25 and “Advisory Agreements and Fees” beginning on page 75.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that investors will likely have limited ability to sell their shares. As a result, we have established suitability standards which generally require investors to have either: (i) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth of at least $250,000. Under these standards, net worth does not include your home, home furnishings or personal automobiles. Certain states may also impose additional suitability standards, investment amount limits and alternative investment limitations. In addition, our Managing Dealer will require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective shareholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Advisors, and (e) the tax consequences of the investment. See “Suitability Standards” beginning on page iii for further details.

Plan of Distribution

We are offering on a best efforts, continuous basis shares of common stock at the current public offering price of $9.80 per share. If or when our net asset value per share increases above our net proceeds per share as stated in this prospectus, our board of trustees will increase our public offering price to ensure that shares are sold at a net price, after deduction of up-front selling commissions and dealer manager fees, that is not below our net asset value per share. See “Plan of Distribution” beginning on page 107.

Our Managing Dealer is CNL Securities Corp., which is an affiliate of CNL and a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or SIPC. Our Managing Dealer is not required to sell any specific number or dollar amount of shares, but has agreed to use its best efforts to sell the shares offered. The minimum permitted purchase is $5,000 in shares of our common stock.

We schedule weekly closings on subscriptions received and accepted by us. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any fees and expenses within ten business days from the date the subscription is rejected. Funds received in connection with a subscription will be placed in a non-interest-bearing escrow account pending closing. We are not permitted to accept a subscription until at least five business days after the date you receive this prospectus.

Ongoing Distribution and Shareholder Servicing Fee

In accordance with the terms of the managing dealer agreement, which we refer to in this prospectus as the Managing Dealer Agreement, our shares are subject to an ongoing distribution and shareholder servicing fee at an annualized rate of 1.00% of our current net asset value per share, as disclosed in our periodic or current reports, excluding shares issued through the distribution reinvestment plan, in order to compensate the Managing Dealer and participating broker-dealers for the marketing, sales and distribution of our shares and/or for providing ongoing shareholder servicing. The Managing Dealer may reallow to participating broker-dealers all or a portion of the ongoing distribution and shareholder servicing fees attributable to such participating broker-dealer offering of shares. The ongoing distribution and shareholder servicing fees will accrue daily and be paid on a monthly basis in arrears.

FINRA Rule 2310 provides that the maximum underwriting compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds from a distribution reinvestment plan. Payments to FINRA members made in connection with the ongoing distribution and shareholder servicing fee are forms of sales commissions and will be considered underwriting compensation for purposes of Rule 2310. We will cease paying the ongoing distribution and shareholder servicing fee with respect to outstanding shares upon the earlier to occur of the following: (i) after termination of the offering, the date when our Managing Dealer advises us that the aggregate underwriting compensation, calculated pursuant to FINRA Rule 2310, equals 10% of the gross proceeds from shares sold in the offering, excluding proceeds from the distribution reinvestment plan, (ii) the date when our written shareholder distribution and servicing plan, which we adopted in a manner consistent with Rule 12b-1 under the 1940 Act, as amended, or the Distribution and Shareholder Servicing Plan, terminates or is not continued, (iii) the date of a liquidity event (as described below), (iv) after termination of the offering, the date when the total underwriting compensation paid from the upfront selling commissions, upfront dealer manager fees and ongoing distribution and shareholder servicing fees attributable to our shares equals 8.5% of the gross offering proceeds from the shares sold in the offering, excluding shares issued through the distribution reinvestment plan, or (iv) the date that a share is redeemed or is no longer outstanding. Because the distribution and shareholder servicing fee may be discontinued at any time, assuming the current fee structure remained in place, a shareholder who purchases shares at the earlier stages of the offering may pay more in distribution and shareholder servicing fees over time, than a shareholder who purchases shares nearer to the end of the offering period.

Multiple Share Classes

We have applied for exemptive relief from the SEC to offer multiple share classes. In the event we obtain such relief, we plan to amend our registration statement to offer additional classes of shares, including a share class without an ongoing asset-based charge. Subject to the availability of additional share classes, we intend to convert shares of our initial share class into a class of shares without an asset-based charge at the end of the month in which a shareholder’s account has paid cumulative underwriting compensation attributable to such shares in excess of 8.50% of gross offering proceeds, as determined by our transfer agent. If we obtain exemptive relief to offer multiple classes, we will be required to comply with provisions that would not otherwise be applicable to us. Additional share classes that we may issue in the future may have different upfront sales loads, available discounts, on-going fees or expenses and utilize different distribution channels.

Shareholder Liquidity Strategy

Our board of trustees must contemplate a liquidity event for our shareholders on or before five years after the completion of our offering. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of trustees in which our shareholders will receive cash or shares of a listed company, or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of trustees will consider in determining whether to pursue a liquidity event in the future. If a liquidity event is not completed, shareholders may be required to hold their shares for an indefinite period of time. Prior to a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased as described below. A liquidity event may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our Advisors.

See “Company Profile – Shareholder Liquidity Strategy” beginning on page 65.

Our Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our shareholders to have the full amount of their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan” on page 113.

Share Repurchase Program

Beginning no later than July 1, 2017, and at the discretion of our board of trustees, we intend to commence a share repurchase program in which we intend to repurchase, in each quarter, up to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. We intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan, although at the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings, and cash from the sale of our investments as of the end of the applicable period to repurchase shares. Our board of trustees may amend, suspend or terminate the share repurchase program upon 30 days’ notice. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

Reports to Shareholders

Within 45 days after the end of each fiscal quarter, we are required to file our quarterly report on Form 10-Q. Within 90 days after the end of each fiscal year, we are required to file our annual report on Form 10-K. We will provide a copy of our annual report on Form 10-K to (i) all shareholders of record as of the end of each fiscal year shortly after filing it with the SEC or (ii) all shareholders of record in preparation for our annual shareholders meeting. These reports, including any prospectus supplements, current reports on Form 8-K and any amendments to these listed reports are made available free of charge on our website at www.corporatecapitaltrustII.com and on the SEC’s website at www.sec.gov.

See “Additional Information – Reports to Shareholders” beginning on page 115.

Taxation of Our Company

We intend to elect to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level federal income taxes on ordinary income or capital gains we distribute to our shareholders from our tax earnings and profits. To maintain RIC qualification, we must continue to meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our investment company taxable income (ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses), if any. We will monitor our transactions to endeavor to prevent our disqualification as a RIC. See “Tax Matters” beginning on page 117.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in shares of our common stock will bear, directly or indirectly. Other expenses are estimated and may vary. The following table and example should not be considered a representation of our future expenses. Actual expenses may be greater or less than shown. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, shareholders will indirectly bear such fees or expenses.

Shareholder transaction expenses (fees paid directly from your investment)
Sales load (1)	4.75%
Offering expenses (2)	1.50%
Distribution reinvestment plan fees (3)	—%
Annual expenses (as a percentage of net assets attributable to shares of common stock) (4)
Base management fee (5)	2.94%
Incentive fees (6)	—%
Interest payments on borrowed funds (7)	1.58%
Acquired fund fees and expenses (8)	—%
Annual Distribution and Shareholder Servicing Fee (9)	1.00%
Other Expenses (10)	2.05%
Total annual expenses	7.57%

Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in our common stock. In calculating the following expense amounts, we have assumed that: (i) we have indebtedness, equal to 50% of our average net assets, (ii) that our annual operating expenses remain at the levels set forth in the table above, with the exception of the portion related to the ongoing distribution and shareholder servicing fee, (iii) that the annual return on investments before fees and expenses is 5%, (iv) that the net return after payment of fees and expenses is distributed to shareholders and reinvested at net asset value, and (v) that subscribers to our shares will pay an up-front sales load of 4.75% of the price per share comprised of a selling commission of up to 3.0%, and a dealer manager fee of up to 2.75%, and will also pay an ongoing distribution and shareholder servicing fee at an annualized rate of 1.0% of net asset value with respect to shares of common stock sold by us in this offering, excluding shares issued through the distribution reinvestment plan.

If you did not sell your shares at the end of the period:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return from investment income:	$132	$265	$383	$644
You would pay the following incremental incentive fees on a $1,000 investment, assuming 5% annual return solely from realized capital gains:	$12	$33	$48	$71
Total expenses assuming a 5% annual return solely from realized capital gains:	$144	$298	$431	$715

While the example assumes a 5% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than 5%. This example should not be considered a representation of your future expenses. If we achieve sufficient returns on our investments to trigger a subordinated incentive fee on income of a material amount, both our distributions to our shareholders and our expenses would be higher. If the 5% annual return is generated entirely from annual, realized capital gains, an incentive fee on capital gains under the Investment Advisory Agreement would be incurred, as shown above. See “Advisory Agreements and Fees” for information concerning incentive fees.

(1)	As shares are sold, you will pay an aggregate maximum upfront sales load of 4.75% of the purchase price per share of combined upfront selling commissions and dealer manager fees to our Managing Dealer in accordance with the terms of the Managing Dealer Agreement unless a special discount applies. Amounts are presented as a percentage of gross offering proceeds. Our Managing Dealer will engage unrelated, third-party participating broker-dealers in connection with the offering of shares. In connection with the sale of shares by participating broker-dealers, our Managing Dealer will reallow and pay participating broker-dealers up to: (a) 3.0% of the gross proceeds from their allocated sales and (b) 2.75% for dealer manager fees. See “Plan of Distribution” for a description of the circumstances under which an upfront selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases. Upfront selling commissions and dealer manager fees will not be paid in connection with the purchase of shares pursuant to the distribution reinvestment plan.

(2)	The offering expense reimbursement rate of 1.5% is based on current estimates of (i) offering expenses of $1,875,000 to be reimbursed by us in connection with shares sold in the upcoming 12-month period of the offering following the date of this prospectus, (ii) $125 million of shares sold in the upcoming 12-month period of the offering following the date of this prospectus and (iii) a public offering price of $9.80 per share over the term of this offering. Amounts are presented as a percentage of gross offering proceeds. Under the terms of the investment advisory and sub-advisory agreements between us and CNL and KKR, respectively, CNL and KKR will be entitled to receive up to 1.50% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by CNL and KKR or its affiliates have been recovered. The offering expenses consist of costs incurred by CNL and KKR and their affiliates on the Company’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Company’s systems and those of our participating broker-dealers, permissible due diligence reimbursements, marketing expenses, salaries and direct expenses of CNL’s and KKR’s employees, employees of their affiliates and others while engaged in registering and marketing the shares, which will include development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Company. Any such reimbursements will not exceed actual expenses incurred by CNL and KKR and their affiliates. CNL and KKR are responsible for the payment of our organization and offering expenses to the extent that these expenses exceed 1.5% of the aggregate gross proceeds from the offering, without recourse against or reimbursement by us; however, if we sell the maximum number of shares, we estimate we will incur offering expenses of 0.75% of gross offering proceeds. CNL and KKR have waived the reimbursement of organization and offering expenses in connection with the Company’s gross capital raised before April 30, 2017. The waiver of organization and offering expense reimbursement does not reduce the amount of organization and offering expenses incurred by CNL and KKR that are eligible for reimbursement in future periods based on subsequent gross capital raised by the Company after April 30, 2017.

(3)	The expenses of the distribution reinvestment plan are included in other expenses in the table above. See “Distribution Reinvestment Plan.”

(4)	Weighted average net assets employed as the denominator for expense ratio computation is $125.9 million. This estimate is based on the assumption that we sell $125 million of shares of our common stock in the 12-month period of the offering following the date of this prospectus. Actual net assets will depend on the number of shares we actually sell, realized gains/losses, unrealized appreciation/depreciation and share repurchase activity, if any.

(5)	The base management fee paid to our Advisors is calculated at an annual rate of 2.0% on the average value of our gross assets, and assuming we borrow funds at 50% of net assets. The estimate in the Fees and Expenses table is greater than 2.0% since it is computed as a percentage of net assets. If we borrow funds in excess of the 50% debt-to-net asset value ratio, then our base management fee in relation to our net assets would be higher than the estimate presented in the fee table.

(6)	We may have realized capital gains and/or investment income that could result in the payment of an incentive fee in the first year with investment operations. The incentive fees, if any, are divided into two parts:

(i) a subordinated incentive fee on income, which, at a maximum, for any quarter in which our pre-incentive fee net investment income exceeds 2.1875% of our average adjusted capital, will equal 20% of the amount of our pre-incentive fee net investment income; and

(ii) an incentive fee on capital gains that will equal 20% of our capital gains, if any, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP. The calculation methodology will disregard any net investment income associated with derivatives or swaps, if any, that is treated as capital gains pursuant to generally accepted accounting principles.

(7)	We may borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by shareholders. The figure in the table assumes that we borrow for investment purposes an amount equal to 50% of our weighted average net assets in the initial 12-month period of the offering, and that the average annual cost of borrowings, including the amortization of cost associated with obtaining borrowings, on the amount borrowed is 3.35%. Our ability to incur leverage during the 12 months following the date of this prospectus depends, in large part, on the amount of money we are able to raise through the sale of shares registered in this offering.

(8)	From time to time, we may invest in the securities or other investment instruments of public investment companies or BDCs. In addition, under the 1940 Act we may invest in private investment companies in limited circumstances. If we were to make such investments, we would incur additional fees. As we have not decided to what extent we may make any such investments, any estimate of the amount of such fees would be highly speculative.

(9)	The ongoing distribution and shareholder servicing fee is calculated at an annualized rate of 1.0% of our current net asset value per share as disclosed in our periodic or current reports, excluding shares issued pursuant to the distribution reinvestment plan, in order to compensate the Managing Dealer, participating broker-dealers, and investment representatives for services and expenses related to the marketing, sale, distribution and/or for providing shareholder services. The ongoing distribution and shareholder servicing fees will accrue daily and be paid monthly in arrears. Because the distribution and shareholder servicing fees are paid out of our assets, over time these fees will increase the cost of your investment in the Company. See “Prospectus Summary – Ongoing Distribution and Shareholder Servicing Fees.”

(10)	Other expenses include, but are not limited to, accounting, legal and auditing fees, as well as fees payable to our trustees. The amount presented in the table estimates the amounts we expect to pay during the 12-month period of the offering following the date of this prospectus, and assuming we raise $125 million of shares during such time. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Expenses.”

CERTAIN QUESTIONS AND ANSWERS

Q:	What are business development companies?

A:	Business development companies are closed-end funds that elect to be treated as business development companies under the 1940 Act. As such, business development companies are subject to only certain sections of and rules under the 1940 Act, as well as the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Business development companies typically invest in private or thinly traded public companies in the form of long-term debt or equity capital, with the goal of generating current income and/or capital growth. Business development companies can be internally or externally managed and may qualify to elect to be taxed as regulated investment companies, or RICs, for federal tax purposes if they so choose.

Q:	What is a RIC?

A:	A RIC is a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate level federal income taxes on income it distributes to its shareholders as taxable distributions. To qualify as a RIC, a company must meet certain source-of-income and asset diversification requirements. In addition, in order to maintain RIC tax treatment, a company must distribute to its shareholders for each taxable year at least 90% of its “investment company taxable income,” which is generally its net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses.

Q:	What is a “best efforts” securities offering and how long will this securities offering last?

A:	When shares of common stock are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell such shares. Broker-dealers are not underwriters, and they do not have a firm commitment or obligation to purchase any of the shares of common stock. We intend to file post-effective amendments to this registration statement, which will be subject to SEC review, to allow us to continue this offering until October 9, 2018. Under certain conditions, we may decide to extend this offering beyond October 9, 2018.

Q:	At what periodic frequency will we accept and close on subscriptions?

A:	We schedule weekly closings on subscriptions received and accepted by us.

Q:	Will I receive a stock certificate?

A:	No. Our board of trustees has authorized the issuance of shares of our capital stock without stock certificates. All shares of our common stock are issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces our offering costs and transfer agency costs.

Q:	Can I invest through my IRA, SEP or after-tax deferred account?

A:	Yes, subject to the suitability standards. A custodian, trustee or other authorized person must process and forward to us subscriptions made through individual retirement accounts, or IRAs, simplified employee pension plans, or SEPs, or after-tax deferred accounts. In the case of investments through IRAs, SEPs or after-tax deferred accounts, we will send the confirmation and notice of our acceptance to such custodian, trustee or other authorized person. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.

See “Suitability Standards” for more information.

Q:	What kinds of fees will I be incurring?

A:	There are three types of fees that you will incur. First, there are shareholder transaction expenses that are a one-time up-front fee. They are calculated as a percentage of public offering price. Second, there are ongoing distribution and shareholder servicing fees that are calculated as a percentage of net asset value. Third, as an externally managed business development company, we also will incur various recurring expenses, including the management fees and incentive fees that are payable under our Investment Advisory Agreement and administrative costs that are payable under our Administrative Services Agreement.

See “Fees and Expenses” and “Advisory Agreements and Fees” and “Plan of Distribution” for more information.

Q:	How will the payment of fees and expenses affect my invested capital?

A:	The payment of fees and expenses will reduce: (i) the funds available to us for investments in portfolio companies, (ii) the net income generated by us, (iii) funds available for distribution to our shareholders and (iv) the net asset value of your shares of common stock.

Q:	Are there any restrictions on the transfer of shares?

A:	No. Shares of our common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable. We do not intend to list our securities on any securities exchange during the offering period, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us. See “Risk Factors – Risks Related to an Investment in Our Common Stock.”

Q:	Are there risks related to an investment in this offering?

A:	Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. Shares of our common stock are highly illiquid and appropriate only as a long-term investment. Please see “Risk Factors” beginning on page 17 for a discussion of the risks related to an investment in this offering.

Q:	Will I be able to sell my shares of common stock in a secondary market?

A:	We do not intend to list our shares on a securities exchange during the offering period and do not expect a public market to develop for our shares in the foreseeable future. Because of the lack of a trading market for our shares, shareholders may not be able to sell their shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.

Q:	Will I otherwise be able to liquidate my investment?

A:	Our board of trustees must contemplate a liquidity event for our shareholders on or before five years after the completion of our offering. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or other transaction approved by our board of trustees in which our shareholders will receive cash or shares of another publicly traded company; or (iii) a sale of all or substantially all of our assets, either on a complete portfolio basis or individually, followed by a liquidation. However, there can be no assurance that we will complete a liquidity event within such time or at all. To provide limited, interim liquidity to our shareholders, we intend to conduct quarterly tender offers in accordance with the 1940 Act. This will be the only method available to our shareholders to obtain liquidity that we will offer prior to a liquidity event. See “Share Repurchase Program.”

Q:	Will the distributions I receive be taxable?

A:	Yes. Although we intend to maintain annually our qualification as a RIC and generally not to pay federal corporate-level taxes, distributions by us generally are taxable to shareholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (generally our net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to shareholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. Distributions of our net capital gains (generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a shareholder as long-term capital gains in the case of individuals, trusts or estates, regardless of the shareholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits, or return of capital, first will reduce a shareholder’s adjusted tax basis in such shareholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such shareholder. See “Tax Matters.”

Q:	When will I get my detailed tax information?

A:	Consistent with the Code requirements, we intend to send to each of our U.S. shareholders subject to IRS tax reporting, as promptly as possible after the end of each calendar year, a Form 1099-DIV detailing the amounts includible in such U.S. shareholder’s taxable income for such year as dividend income and as capital gain dividends, if any.

Q:	Where are the principal executive offices of Corporate Capital Trust II?

A:	Our principal executive offices are located at 450 S. Orange Ave., Orlando, FL 32801.

Q:	Who can help answer my questions?

A:	If you have more questions about this offering and the suitability of investing, you should contact your registered representative, financial advisor or investment advisory representative. If at any time you wish to receive this prospectus or any amendments to it, you may do so, free of charge, by contacting us through written communication at 450 S. Orange Ave., Orlando, FL 32801 or by telephone at 866-650-0650 or by downloading these materials on our website at www.corporatecapitaltrustII.com.

RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the net asset value and trading price, if any, of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a limited operating history.

We are a relatively new company and are subject to all of the business risks and uncertainties associated with any business with a relatively short operating history, including the risk that we will not achieve or sustain our investment objective and that the value of our common stock could decline substantially.

The lack of liquidity in our investments may adversely affect our business.

We may acquire a significant percentage of our portfolio company investments from privately held companies in directly negotiated transactions. Substantially all of these securities are subject to legal and other restrictions on resale or are otherwise less liquid than exchange-listed securities. We typically would be unable to exit these investments unless and until the portfolio company has a liquidity event such as a sale, refinancing, or initial public offering.

The illiquidity of our investments may make it difficult or impossible for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments, which could have a material adverse effect on our business, financial condition and results of operations.

Moreover, securities purchased by us that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions, or the absence of active investment market participants.

Price declines in the corporate leveraged loan market may adversely affect the fair value of our portfolio, reducing our net asset value through increased net unrealized depreciation and the incurrence of realized losses.

Conditions in the U.S. corporate debt market may experience disruption or deterioration in the future, which may cause pricing levels to decline or be volatile. As a result, our net asset value could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Advisors’ ability to manage and support our investment process. If our Advisors were to lose a significant number of their respective key professionals, or terminate the Advisory Agreement and/or the Sub-Advisory Agreement, our ability to achieve our investment objective could be significantly harmed.

We do not have employees. Additionally, we have no internal management capacity other than our appointed executive officers and will be dependent upon the investment expertise, skill and network of business contacts of our Advisors to achieve our investment objective. Our Advisors evaluate, negotiate, structure, execute, monitor, and service our investments. Our success depends to a significant extent on the continued service and coordination of our Advisors, including their respective key professionals. The departure of a significant number of key professionals from KKR and CNL could have a material adverse effect on our ability to achieve our investment objective. Our Advisors do not currently plan to enter into employment contracts with such key professionals.

Our ability to achieve our investment objective also depends on the ability of our Advisors to identify, analyze, invest in, finance, and monitor companies that meet our investment criteria. Our Advisors’ capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the involvement of investment professionals of adequate number and sophistication to match the corresponding flow of transactions. To achieve our investment objective, our Advisors may need to retain, hire, train, supervise, and manage new investment professionals to participate in our investment selection and monitoring process. Our Advisors may not be able to find qualified investment professionals in a timely manner or at all. Any failure to do so could have a material adverse effect on us and our business, financial condition and results of operations.

In addition, both the Investment Advisory Agreement and the Sub-Advisory Agreement have similar termination provisions that allow the agreements to be terminated without penalty. The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, by (i) CNL upon 120 days’ prior written notice to us and (ii) us upon 60 days’ prior written notice to CNL if our independent trustees or holders of a majority of our outstanding shares of common stock so direct. The Sub-Advisory Agreement may be terminated at any time, without the payment of any penalty, by (i) KKR upon 120 days’ prior written notice to CNL and us, and (ii) by CNL or us upon 60 days’ prior written notice to KKR if our independent trustees or holders of a majority of our outstanding shares of common stock so direct. In addition, CNL and KKR have agreed that, in the event that one of them is removed by us other than for cause, or the advisory agreement of either of them is not renewed, the other will also terminate its agreement with us. The termination of either agreement may adversely affect the quality of our investment opportunities. In addition, in the event either agreement were terminated, it may be difficult for us to replace CNL or for CNL to replace KKR.

The amount of any distributions we may make on our common stock is uncertain. We may not be able to pay you distributions, or be able to sustain distributions at any particular level, and our distributions per share, if any, may not grow over time, and our distributions per share may be reduced. We have not established any limit on the extent to which we may use borrowings, if any, and we may use offering proceeds to fund distributions (which may reduce the amount of capital we ultimately invest in portfolio companies) and there can be no assurance that we will be able to sustain distributions at any particular level.

On February 26, 2016, the board of trustees began authorizing and declaring cash distributions on a weekly basis and paying such distributions on a monthly basis. Our board of trustees meets quarterly to declare weekly distribution record dates and monthly distribution payment dates. Subject to our board of trustees’ discretion and applicable legal restrictions, we intend to continue to authorize and declare cash distributions. However, we cannot assure you that we will achieve investment results that will allow us to make a consistent targeted level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of the risks described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a business development company can limit our ability to pay distributions. Distributions from offering proceeds also could reduce the amount of capital we ultimately invest in debt or equity securities of portfolio companies. We cannot assure you that we will continue to pay distributions to our shareholders in the future.

Distributions on our common stock may exceed our taxable earnings and profits; particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we pay may represent a return of capital to you, which will (i) lower your tax basis in your shares and thereby increase the amount of capital gain (or decrease the amount of capital loss) realized upon a subsequent sale or redemption of such shares, and (ii) reduce the amount of funds we have for investment in portfolio companies. We have not established any limit on the extent to which we may use borrowings, if any, or offering proceeds to fund distributions (which may reduce the amount of capital we ultimately invest in portfolio companies).

We may pay our distributions from borrowings, if any, or offering proceeds in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares, thereby increasing the amount of capital gain (or decreasing the amount of capital loss) realized upon a subsequent sale or redemption of such shares, even if such shares have not increased in value or have, in fact, lost value. Distributions from borrowings, if any, or offering proceeds also reduce the amount of capital we ultimately invest in debt or equity securities of portfolio companies.

Because our business model depends to a significant extent upon relationships with corporations, financial institutions and investment firms, the inability of our Advisors to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that CNL and KKR will depend on their relationships with corporations, financial institutions and investment firms, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If CNL or KKR fails to maintain its existing relationships or develop new relationships or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom CNL and KKR have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay further deployment of our capital, reduce returns and result in losses.

We may compete for investments with other business development companies and investment funds (including registered investment companies, private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, continue to increase their investment focus in our target market of privately owned U.S. companies. We may experience increased competition from banks and investment vehicles who may continue to lend to the middle market. Additionally, the Federal Reserve and other bank regulators may periodically provide incentives to U.S. commercial banks to originate more loans in the middle market of private companies. As a result of these market participants and regulatory incentives, competition for investment opportunities in privately owned U.S. companies is strong and may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some competitors may have higher risk tolerances or different risk assessments than us. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do.

We may lose investment opportunities if we do not match our competitors’ pricing, terms, and investment structure criteria. If we are forced to match these competitors’ investment terms criteria, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. A significant increase in the number and/or the size of our competitors in this target market could force us to accept less attractive investment terms. Furthermore, many competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or the source of income, asset diversification and distribution requirements we must satisfy to maintain our RIC status. The competitive pressures we face, and the manner in which we react or adjust to competitive pressures, may have a material adverse effect on our business, financial condition, results of operations, effective yield on investments, investment returns, leverage ratio, and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time. Also we may not be able to identify and make investments that are consistent with our investment objective.

A majority of our investment portfolio is recorded at fair value as determined in good faith in accordance with procedures established by our board of trustees and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value as determined in accordance with procedures established by our board of trustees. There is not a public market or active secondary market for many of the securities of the privately held companies in which we intend to invest. The majority of our investments are not publicly traded or actively traded on a secondary market but, instead, are traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we value a majority of these securities monthly at fair value as determined in good faith in accordance with the valuation policy and procedures approved by our board of trustees.

The determination of fair value, and thus the amount of unrealized gains or losses we may recognize in any reporting period, is to a degree subjective, and our Advisors have a conflict of interest in making recommendations of fair value. We value our investments monthly at fair value as determined in good faith in accordance with procedures established by our board of trustees based on input from our Advisors. Our board of trustees may utilize the services of an independent third-party valuation firm to aid us in determining the fair value of certain securities. The types of factors that may be considered in determining the fair values of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow, current market interest rates and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, the valuations may fluctuate significantly over short periods of time due to changes in current market conditions. The determinations of fair value in accordance with procedures established by our board of trustees may differ materially from the values that would have been used if an active market and market quotations existed for such investments. Our net asset value could be adversely affected if the determinations regarding the fair value of the investments were materially higher than the values that we ultimately realize upon the disposal of such investments. See “Determination of Net Asset Value.”

Our board of trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our shareholders.

Our board of trustees has the authority to modify or waive current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to current operating policies, investment criteria and strategies would have on our business, net asset value, operating results and the value of our securities. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors in us may not agree.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies are subject to regulation at the local, state, and federal levels. Changes to the laws and regulations governing our permitted investments may require a change to our investment strategy. Such changes could differ materially from our strategies and plans as set forth in this prospectus and may shift our investment focus from the areas of expertise of our Advisors. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment in us.

We may experience fluctuations in our operating results.

We could experience fluctuations in our operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, interest rates and default rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, and general economic conditions. These occurrences could have a material adverse effect on our results of operations, the value of your investment in us and our ability to pay distributions to you and our other shareholders.

Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith in accordance with procedures established by our board of trustees. Decreases in the market values or fair values of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our loan portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our net asset value. See “Determination of Net Asset Value.”

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. To the extent that we hold large positions in the securities of a small number of issuers, or within a particular industry, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the issuer’s financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect our liquidity, financial condition or results of operations.

Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. There could be:

●	sudden electrical or telecommunications outages;

●	natural disasters such as earthquakes, tornadoes and hurricanes;

●	disease pandemics;

●	events arising from local or larger scale political or social matters, including terrorist acts; and

●	cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the net asset value of our common stock and our ability to pay dividends to our shareholders.

We, our affiliates, and their respective third-party service providers could be negatively impacted by cybersecurity attacks which could have a material adverse impact on our financial condition, business or results of operations.

We, our affiliates, and their respective third-party service providers may use a variety of information technology systems in the ordinary course of business, which are potentially vulnerable to unauthorized access, computer viruses and cyber-attacks, including attacks to our information technology infrastructure and attempts by others to gain access to our propriety or sensitive information, and ranging from individual attempts to advanced persistent threats. The procedures and controls we use to monitor these threats and mitigate our exposure may not be sufficient to prevent cybersecurity incidents. The results of these incidents could include misstated financial data, theft of trade secrets or other intellectual property, liability for disclosure of confidential information, increased costs arising from the implementation of additional protective measures, litigation and reputational damage, which could have a material adverse impact on our financial condition, business or results of operations.

We are exposed to risks resulting from the current low interest rate environment.

Since we may borrow money to make investments, our net investment income may depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. The current, historically low interest rate environment can, depending on our cost of capital, depress our net investment income, even though the terms of our investments generally will include a minimum interest rate. In addition, any reduction in the level of interest rates on new investments relative to interest rates on our current investments could adversely impact our net investment income, reducing our ability to service the interest obligations on, and to repay the principal of, our indebtedness, as well as our capacity to pay distributions. Any such developments would result in a decline in our net asset value and in net asset value per share.

Floating interest rate investments tied to certain indices that tend to lag behind the market may perform better in a falling interest rate environment, while floating interest rate investments tied to other indices, such as LIBOR, may do better in a rising rate environment. Not all investments perform alike under different interest rate scenarios. Generally, our variable interest rate debt investments provide for interest payments based on three-month LIBOR (the base rate) and typically, every three months, the base rates are reset to then prevailing three-month LIBOR.

The downgrade of the U.S. credit rating and the economic crisis in Europe could negatively impact our business, financial condition and results of operations.

In August 2011, and later affirmed in August 2013, Standard & Poor’s Rating Services lowered its long-term sovereign credit rating on the U.S. from “AAA” to “AA+.” Moody’s and Fitch Ratings, Inc. have also warned that they may downgrade the U.S. federal government’s credit rating. In addition, the economic downturn and the significant government interventions into the financial markets and fiscal stimulus spending over the last several years have contributed to significantly increased U.S. budget deficits. The U.S. government has on several occasions adopted legislation to suspend the federal debt ceiling. If the debt ceiling is not increased, the U.S. Treasury Department will not be authorized to issue additional debt that increases the current amount outstanding. Further downgrades or warnings by S&P or other rating agencies, and the U.S. government’s credit and deficit concerns in general, including issues around the federal debt ceiling, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. Furthermore, in February 2014, the Federal Reserve began scaling back its bond-buying program, or quantitative easing, which it ended in October 2014. Quantitative easing was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities until key economic indicators, such as the unemployment rate, showed signs of improvement. The Federal Reserve raised interest rates in December 2016, and indicated that it may raise interest rates again in 2017. It is unclear what effect, if any, the end of quantitative easing and the Federal Reserve’s stated intentions to raise interest rates will have on the value of our investments or our ability to access the debt markets on favorable terms.

Additionally, in 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. In 2012, Standard & Poor’s Rating Services lowered its long-term sovereign credit rating for several large European countries (“EU countries”), which has negatively impacted global markets and economic conditions. While the financial stability of such countries has improved, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of U.S. and European financial institutions. Market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, could negatively impact the global economy, and there can be no assurance that assistance packages will be available, or if available, will be sufficient to stabilize countries and markets in Europe. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, or other credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

We may also invest a portion of its capital in debt securities issued by issuers domiciled in Europe, including issuers domiciled in the U.K. The government of the U.K. held an in-or-out referendum on the U.K.’s membership in the EU on June 23, 2016. The referendum resulted in a vote in favor of the exit of the U.K. from the EU. A process of negotiation will follow that will determine the future terms of the U.K.’s relationship with the EU. The uncertainty in the wake of the referendum could have a negative impact on both the U.K. economy and the economies of other countries in Europe. The Brexit process also may lead to greater volatility in the global currency and financial markets, which could adversely affect us. In connection with investments in non-U.S. issuers, we may engage in foreign currency exchange transactions but we are not required to hedge our currency exposure. As such, we may make investments that are denominated in British pound sterling or Euros. Our assets are valued in U.S. dollars, and the depreciation of the British pound sterling and/or the Euro in relation to the U.S. dollar in anticipation of Brexit would adversely affect our investments denominated in British pound sterling or Euros that are not fully hedged regardless of the performance of the underlying issuer. Global central banks may maintain historically low interest rates longer than was anticipated prior to the Brexit vote, which could adversely affect our income and level of distributions.

Although the U.S. lawmakers have taken steps to avoid further downgrades, U.S. budget deficit concerns and similar conditions in Europe have increased the possibility of additional credit-rating downgrades and worsening global economic and market conditions. There can be no assurance that current or future governmental measures to mitigate these conditions will be effective. These conditions, government actions and future developments may cause interest rates and borrowing costs to rise, which may adversely impact our ability to access debt financing on favorable terms. Continued or future adverse economic conditions could have a material adverse effect on our business, financial condition and results of operations.

Future disruptions or instability in capital markets could have a material adverse effect on our business, financial condition and results of operations.

From time to time, the global capital markets may experience periods of disruption and instability, which could materially and adversely impact the broader financial and credit markets and reduce the availability to us of debt and equity capital. For example, between 2008 and 2009, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market, the failure of major domestic and international financial institutions and a response from the U.S. Federal Reserve of lowering interest rates and quantitative easing. While market conditions have experienced relative stability in recent years, there have been continuing periods of volatility and there can be no assurance that adverse market conditions will not repeat themselves in the future which may require similar, or more experimental action by the U.S. Federal Reserve, such as negative interest rates. Global capital markets are sensitive to U.S. domestic and international economic conditions, social and political tensions, military conflict, and terrorism, including the financial stability of EU countries, perceived or actual downturns in China’s economy, further and sustained depreciation in the price of oil, and political and social unrest and military conflict in the Middle East.

We monitor U.S and global developments and seek to manage our investments in a manner consistent with achieving our investment objectives, however, there can be no assurance that we will be successful in doing so. The re-appearance of market conditions similar to those experienced from 2008 through 2009 for any substantial length of time could lead to increased market volatility and tighter credit markets, which could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms. Significant changes or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments will not be publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity) and impairments of the market values or fair market values of our investments, even if unrealized, must be reflected in our financial statements for the applicable period, which could result in significant reductions to our net asset value for the period. With certain limited exceptions, we are only allowed to borrow amounts or issue debt securities if our asset coverage, as calculated pursuant to the 1940 Act, equals at least 200% immediately after such borrowing. Equity capital may also be difficult to raise during periods of adverse or volatile market conditions because, subject to some limited exceptions, as a BDC, we are generally not able to issue additional shares of our common stock at a price less than net asset value without first obtaining approval for such issuance from our shareholders and our independent trustees. If we are unable to raise capital or refinance existing debt on acceptable terms, then we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies. Significant changes in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes.

The U.S. Department of Labor (the “DOL”) has issued a final regulation revising the definition of “fiduciary” under ERISA and the Code, which may affect the marketing of investments in our shares.

On April 8, 2016, the DOL issued a final regulation relating to the definition of a fiduciary under ERISA and Section 4975 of the Code. The final regulation broadens the definition of fiduciary and is accompanied by new and revised prohibited transaction exemptions relating to investments by employee benefit plans subject to Title I of ERISA or retirement plans or accounts subject to Section 4975 of the Code (including IRAs). As the implementation of these rules is uncertain, plan fiduciaries and the beneficial owners of IRAs are urged to consult with their own advisors regarding this development. The final regulation could have a negative effect on the marketing of investments in our shares to such plans or accounts.

Risks Related to Our Advisors and their Respective Affiliates

Our Advisors and their respective affiliates have limited experience managing a business development company.

Our Advisors and their respective affiliates have only five years of experience managing a vehicle regulated as a business development company and may not be able to operate our business successfully or achieve our investment objective. As a result, an investment in our securities may entail more risk than the securities of a comparable company with a substantial operating history.

The 1940 Act and the Code impose numerous constraints on the operations of business development companies and RICs that do not apply to the other types of investment vehicles previously managed by our Advisors and their respective affiliates. For example, under the 1940 Act, business development companies are generally required to invest at least 70% of their total assets primarily in securities of qualifying U.S. private or thinly traded companies. Moreover, qualification for RIC tax treatment under subchapter M of the Code requires satisfaction of source-of-income, asset diversification and other requirements. Any failure by us to comply with these provisions could prevent us from maintaining our qualification as a business development company or RIC or could force us to pay unexpected taxes and penalties, which could be material. Our Advisors’ and their respective affiliates’ limited experience in managing a portfolio of assets under such constraints may hinder their ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective.

Our Advisors and their respective affiliates, including our officers and some of our trustees, may face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in increased risk-taking by us.

Our Advisors and their respective affiliates will receive substantial fees from us in return for their services, including certain incentive fees based on the amount of appreciation of our investments. These fees could influence the advice provided to us. Generally, the more equity we sell in public offerings and the greater the risk assumed by us with respect to our investments, the greater the potential for growth in our assets and profits (and, correlatively, the fees payable by us to the Managing Dealer and our Advisors). These compensation arrangements could affect our Advisors’ or their respective affiliates’ judgment with respect to public offerings of equity and investments made by us, which allow the Managing Dealer to earn additional selling commissions and dealer manager fees and our Advisors to earn increased asset management fees.

The time and resources that individuals associated with our Advisors devote to us may be diverted, and we may face additional competition due to the fact that neither CNL nor KKR is prohibited from raising money for or managing another entity that makes the same types of investments that we target.

Our Advisors and their respective affiliates currently manage other investment entities and are not prohibited from raising money for and managing future investment entities that make the same types of investments as those we target. As a result, the time and resources that our Advisors devote to us may be diverted, and during times of intense activity in other programs they may devote less time and resources to our business than is necessary or appropriate. In addition, we may compete with any such investment entity for the same investors and investment opportunities.

Our Advisors will experience conflicts of interest in connection with the management of our business affairs.

Our Advisors will experience conflicts of interest in connection with the management of our business affairs including, relating to the allocation of investment opportunities by our Advisors and their respective affiliates; compensation to our Advisors; services that may be provided by our Advisors and their respective affiliates to issuers in which we invest; investments by us and other clients of our Advisors, subject to the limitations of the 1940 Act; the formation of additional investment funds by our Advisors; differing recommendations given by our Advisors to us versus other clients; our Advisors’ use of information gained from issuers in our portfolio for investments by other clients, subject to applicable law; and restrictions on our Advisors’ use of “inside information” with respect to potential investments by us.

Our Advisors and their respective affiliates may have an incentive to delay a liquidity event, which may result in actions that are not in the best interest of our shareholders.

We will pay certain amounts to our Managing Dealer and participating broker-dealers in connection with the distribution of our shares for the ongoing marketing, sale and distribution of such shares, including an ongoing distribution and shareholder servicing fee. The ongoing distribution and shareholder servicing fee will terminate for all shareholders upon a liquidity event. As such, our Advisors may have an incentive to delay a liquidity event or making such recommendation to our board if such amounts receivable by our Managing Dealer have not been fully paid. A delay in a liquidity event may not be in the best interests of our shareholders. Because the distribution and shareholder servicing fee may be discontinued at any time, assuming the current fee structure remained in place, a shareholder who purchases shares at the earlier stages of the offering may pay more in distribution and shareholder servicing fees over time, than a shareholder who purchases shares nearer to the end of the offering period.

Our Advisors and their respective affiliates may experience conflicts of interest in connection with the negotiation of arranging and other transaction-related fees paid by our portfolio companies.

In negotiating originated loans and certain other originated credit investments on our behalf, our Advisors and their affiliates may have the ability to negotiate the payment of arranging and other transaction-related fees by the relevant counterparty to our Advisors and their affiliates and/or an original issue discount (“OID”). In such circumstances, our Advisors will face a conflict of interest to the extent that a portion of any arranging or transaction-related fees payable to our Advisors and their affiliates may be retained by our Advisors and their affiliates, whereas any OID provided by the relevant counterparty would solely benefit us.

Our Advisors may face conflicts of interest with respect to services performed for issuers in which we invest.

Our Advisors and their affiliates may provide a broad range of financial services to companies in which we invest, in compliance with applicable law, and will generally be paid fees for such services. In addition, affiliates of our Advisors may act as underwriters or placement agents in connection with an offering of securities by one of the companies in our portfolio. Any compensation received by our Advisors for providing these services will not be shared with us and may be received before we realize a return on our investment. Our Advisors may face conflicts of interest with respect to services performed for these companies, on the one hand, and investments recommended to us, on the other hand. Depending on the nature and magnitude of the fees, we could perform these services through a taxable subsidiary.

Our Advisors have incentives to favor their respective other accounts and clients over us, which may result in conflicts of interest that could be harmful to us.

Because our Advisors and their respective affiliates manage assets for other investment companies, pooled investment vehicles and/or other accounts (including institutional clients, pension plans and certain high net worth individuals), certain conflicts of interest are present. For instance, an Advisor and its affiliates may receive fees from certain accounts that are higher than the fees received by our Advisor from us, or receive a performance-based fee on certain accounts. In those instances, a portfolio manager for our Advisors have an incentive to favor the higher fee and/or performance-based fee accounts over us. In addition, a conflict of interest exists to the extent an Advisor has proprietary investments in certain accounts, where its portfolio managers or other employees have personal investments in certain accounts or when certain accounts are investment options in our Advisor’s employee benefit plans. Our Advisors have an incentive to favor these accounts over us. Our board of trustees will monitor these conflicts.

An Advisor’s actions on behalf of its other accounts and clients may be adverse to us and our investments and harmful to us.

Our Advisors and their respective affiliates manage assets for accounts other than us, including private funds (for purposes of this section, “Advisor Funds”). Actions taken by an Advisor on behalf of its Advisor Funds may be adverse to us and our investments which could harm our performance. For example, we may invest in the same credit obligations as other Advisor Funds, although, to the extent permitted under the 1940 Act, our investments may include different obligations of the same issuer. Decisions made with respect to the securities held by one Advisor Fund may cause (or have the potential to cause) harm to the different class of securities of the issuer held by other Advisor Funds (including us). As a further example, an Advisor may manage accounts that engage in short sales of (or otherwise take short positions in) securities or other instruments of the type in which we invest, which could harm our performance for the benefit of the accounts taking short positions, if such short positions cause the market value of the securities to fall.

Our access to confidential information may restrict our ability to take action with respect to some investments, which, in turn, may negatively affect our results of operations.

We, directly or through our Advisors, may obtain confidential information about the companies in which we have invested or may invest. If we possess confidential information about such companies, there may be restrictions on our ability to make, dispose of, increase the amount of, or otherwise take action with respect to, an investment in those companies. The impact of these restrictions on our ability to take action with respect to our investments could have an adverse effect on our results of operations.

Our Advisors or their respective affiliates currently serve as advisers to one other business development company with substantially the same investment objectives and strategies as ours and may serve as advisers to other business development companies with substantially the same investment objective and strategies, thereby subjecting our Advisors and their respective affiliates to actual and potential conflicts of interests in connection with the management of our business affairs.

The members of the senior management and investment teams of CNL, KKR, and certain of their respective affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us, including serving as officers, trustees or principals of entities that operate in the same or a related line of business as us. For example, CNL’s senior management and investment teams and other CNL personnel also serve in similar capacities to the investment adviser for CCT, another business development company affiliated with CNL Financial Group. By serving in these multiple capacities, they may have obligations to CCT and/or other entities, and to the investors of such entities, which may conflict with our best interests or the best interest of our shareholders. For instance, we rely on CNL to manage our day-to-day activities and to implement our investment strategy. As a result of these activities, CNL, its senior management, investment team and other personnel, and certain of CNL’s affiliates may have conflicts of interest in allocating their time between us and the other activities in which they are or may become involved, including the management of CCT and other entities affiliated with CNL Financial Group. Similarly, KKR, on which CNL relies to assist it in identifying investment opportunities and making investment recommendations, may have similar conflicts of interest, including serving as the investment sub-adviser to CCT. CNL, KKR and their respective managers, partners, officers and employees will devote only so much of its or their time to our business as CNL, KKR and their respective employees determine, in their respective judgments, is reasonably required, which may be substantially less than their full time.

Furthermore, our investment objectives overlap with those of CCT and may overlap with the investment objectives of other clients and affiliates of CNL and KKR, subjecting our Advisors to additional conflicts of interest. For example, we may compete for investments with CCT, thereby subjecting our Advisors and their affiliates to certain conflicts of interest with respect to evaluating the suitability of investment opportunities and making or recommending acquisitions on our behalf. To mitigate these conflicts, our Advisors will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis and in accordance with their respective allocation policies, taking into account such factors as the relative amounts of capital available for new investments, the investment programs and portfolio positions of the participating investment accounts, the clients for which participation is appropriate, and any other factors deemed appropriate.

Our Advisors will face restrictions on their use of inside information about existing or potential investments that they acquire through their relationships with other advisory clients, and those restrictions may limit the freedom of our Advisors to enter into or exit from investments for us, which could have an adverse effect on our results of operations.

In the course of their respective duties, the members, officers, trustees, employees, principals or affiliates of our Advisors may come into possession of material, non-public information. The possession of such information may to our detriment, limit the ability of our Advisors to buy or sell a security or otherwise to participate in an investment opportunity for us. In certain circumstances, employees of our Advisors may serve as board members or in other capacities for portfolio or potential portfolio companies, which could restrict our ability to trade in the securities of such companies. For example, if personnel of an Advisor come into possession of material non-public information with respect to our investments, such personnel will be restricted by our Advisor’s information-sharing policies and procedures or by law or contract from sharing such information with our management team, even where the disclosure of such information would be in our best interests or would otherwise influence decisions taken by the members of the management team with respect to that investment. This conflict and these procedures and practices may limit the freedom of our Advisors to enter into or exit from potentially profitable investments for us which could have an adverse effect on our results of operations. Accordingly, there can be no assurance that we will be able to fully leverage the resources and industry expertise of our Advisors’ other businesses. Additionally, there may be circumstances in which one or more individuals associated with our Advisor will be precluded from providing services to us because of certain confidential information available to those individuals or to other parts of our Advisor.

We may be obligated to pay our Advisors incentive fees even if we incur a net decrease in net assets resulting from operations due to a decline in the value of our portfolio and even if our earned interest income is not payable in cash.

The Investment Advisory Agreement entitles CNL to receive an incentive fee based on our pre-incentive fee net investment income regardless of any capital losses. In such case, we may be required to pay CNL an incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net decrease in net assets resulting from operations for that quarter. CNL will pay 50% of any such incentive fee to KKR.

Any incentive fee payable by us that relates to the pre-incentive fee net investment income may be computed and paid on income that may include interest that has been accrued but not yet received or interest in the form of securities received rather than cash (“payment-in-kind”, or “PIK”, income). If a portfolio company defaults on a loan that is structured to provide accrued interest income, it is possible that accrued interest income previously included in the calculation of the incentive fee will become uncollectible. Our Advisors are not obligated to reimburse us for any part of the incentive fee they received that was based on accrued interest income that we never received as a result of a subsequent default, PIK income will be included in the pre-incentive fee net investment income used to calculate the incentive fee to our Advisors even though we do not receive the income in the form of cash.

The quarterly incentive fee on income is recognized and paid without regard to: (i) the trend of pre-incentive fee net investment income as a percent of adjusted capital over multiple quarters in arrears which may in fact be consistently less than the preference return, or (ii) the net income or net loss in the current calendar quarter, the current year or any combination of prior periods.

For federal income tax purposes, we may be required to recognize taxable income in some circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC and/or minimize excise tax. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. This difficulty in making the required distribution may be amplified to the extent that we are required to pay a subordinated incentive fee on income with respect to such accrued income. As a result, we may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

The incentive fee may induce our Advisors to make speculative investments.

The incentive fee payable by us to CNL (50% of which will be paid to KKR) may create an incentive for our Advisors to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangements. The way in which the incentive fee is determined may encourage our Advisors to use leverage to increase the leveraged return on our investment portfolio.

In addition, the fact that our base management fee— a portion of which will be paid to KKR —is payable based upon our average gross assets (which includes any borrowings for investment purposes) may encourage our Advisors to use leverage to make additional investments. Such a practice could result in us investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns. Under certain circumstances, the use of substantial leverage may increase the likelihood of our defaulting on our borrowings, which would be detrimental to holders of our securities.

Our ability to enter into transactions with our affiliates will be restricted.

We are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of our independent trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act, and we will generally be prohibited from buying or selling any securities from or to such affiliate on a principal basis, absent the prior approval of our board of trustees and, in some cases, the SEC. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which in certain circumstances could include investments in the same portfolio company (whether at the same or different times to the extent the transaction involves a joint investment), without prior approval of our board of trustees and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or trustees or their affiliates. The SEC has interpreted the business development company regulations governing transactions with affiliates to prohibit certain joint transactions involving entities that share a common investment advisor. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company that is controlled by a fund managed by either of our Advisors or their respective affiliates without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

On May 21, 2013, the SEC issued an order granting CCT exemptive relief that expanded CCT’s ability to co-invest with certain of the affiliates of CCT’s advisors in privately negotiated transactions. Subject to the conditions specified in the exemptive order, CCT is permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR. On December 24, 2014, CCT and the Company filed an amendment with the SEC to request expansion of the exemptive relief granted to CCT to include the Company so that we will also have the ability to co-invest with certain of the affiliates of our Advisors, including CCT, in privately negotiated transaction, including certain investments originated and directly negotiated by KKR. Prior to being added to CCT’s exemptive order, we will generally not be permitted to co-invest alongside certain affiliates of our Advisors in privately negotiated transactions. Upon being added to CCT’s exemptive order, we will adopt KKR’s allocation policy, which policy is designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by KKR. The KKR allocation policy will provide that once an investment has been approved and is deemed to be in our best interest, we will receive a pro rata share of the investment based on capital available for investment in the asset class being allocated. Determinations as to the amount of capital available for investment are based on such factors as: the amount of cash on-hand, existing commitments and reserves, the targeted leverage level, the targeted asset mix and diversification requirements, other investment policies and restrictions, and limitations imposed by applicable laws, rules, regulations or interpretations. However, there can be no assurance that investment opportunities will be allocated to us fairly or equitably in the short term or over time.

In situations when co-investment with affiliates’ other clients is not permitted under the 1940 Act and related rules, existing or future staff guidance, or the terms and conditions of exemptive relief granted to us by the SEC (as discussed above), our Advisors will need to decide which client or clients will proceed with the investment. Generally, we will not have an entitlement to make a co-investment in these circumstances and, to the extent that another client elects to proceed with the investment, we will not be permitted to participate. Moreover, except in certain circumstances, we will not invest in any issuer in whom an affiliate’s other client holds a controlling interest.

We may make investments that could give rise to a conflict of interest.

We do not expect to invest in, or hold securities of, companies that are controlled by affiliate’s other clients. However, an affiliates’ other clients may invest in, and gain control over, one of our portfolio companies. If an affiliates’ other client, or clients, gains control over one of our portfolio companies, it may create conflicts of interest and may subject us to certain restrictions under the 1940 Act. As a result of these conflicts and restrictions our Advisors may be unable to implement our investment strategies as effectively as they could have in the absence of such conflicts or restrictions. For example, as a result of a conflict or restriction, our Advisors may be unable to engage in certain transactions that they would otherwise pursue. In order to avoid these conflicts and restrictions, our Advisors may choose to exit such investments prematurely and, as a result, we would forego any positive returns associated with such investments. In addition, to the extent that an affiliates’ other client holds a different class of securities than us as a result of such transactions, our interests may not be aligned.

The recommendations given to us by our Advisors may differ from those rendered to their other clients.

Our Advisors and their affiliates may give advice and recommend securities to other clients which may differ from advice given to, or securities recommended or bought for, us even though such other clients’ investment objectives may be similar to ours.

We are not managed by KKR & Co. or CNL Financial Group, but rather subsidiaries of both and may not replicate the success of those entities.

We are managed by our Advisors and not by CNL Financial Group or KKR & Co. Our performance may be lower or higher than the performance of other entities managed by CNL Financial Group or KKR & Co. or their affiliates and their past performance is no guarantee of our future results.

Our Advisors’ liability is limited under the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, and we are required to indemnify our Advisors against certain liabilities, which may lead our Advisors to act in a riskier manner on our behalf than it would when acting for its own account.

Our Advisors have not assumed any responsibility to us other than to render the services described in the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, and they will not be responsible for any action of our board of trustees in declining to follow our Advisors’ advice or recommendations. Pursuant to the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, our Advisors and their respective trustees, officers, shareholders, members, agents, employees, controlling persons, and any other person or entity affiliated with, or acting on behalf of our Advisors will not be liable to us for their acts under the Investment Advisory Agreement and the Investment Sub-Advisory Agreement, absent willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. We have also agreed to indemnify, defend and protect our Advisors and their respective trustees, officers, shareholders, members, agents, employees, controlling persons and any other person or entity affiliated with, or acting on behalf of our Advisors with respect to all damages, liabilities, costs and expenses resulting from acts of our Advisors not arising out of willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. These protections may lead our Advisors to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Our Advisors’ net worth is not available to satisfy our liabilities and other obligations.

As required by the Omnibus Guidelines, as adopted by the North American Securities Administrators Association, our Advisors and their parent entities have an aggregate net worth in excess of $22.7 million. However, no portion of such net worth will be available to us to satisfy any of our liabilities or other obligations. The use of our own funds to satisfy such liabilities or other obligations could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Business Development Companies

The requirement that we invest a sufficient portion of our assets in qualifying assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a business development company, the 1940 Act prohibits us from acquiring any assets other than certain qualifying assets unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. Qualifying assets include investments in “eligible portfolio companies.” Under the relevant SEC rules, the term “eligible portfolio company” includes U.S. operating companies whose securities are not listed on a national securities exchange (i.e., private companies), and certain U.S. public operating companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. Conversely, if we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a business development company, which would have a material adverse effect on our business, financial condition, and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a business development company would reduce our operating flexibility.

If we do not remain a business development company, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions and correspondingly decrease our operating flexibility.

Regulations governing our operation as a business development company and RIC affect our ability to raise capital and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth. As a business development company, the necessity of raising additional capital may expose us to risks, including risks associated with leverage.

As a result of the annual distribution requirement to qualify as a RIC, we may need to access the capital markets periodically to raise cash to fund new investments in portfolio companies. We may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such incurrence or issuance. If we issue senior securities, we will be exposed to risks associated with leverage, including an increased risk of loss. Our ability to issue different types of securities is also limited. Compliance with these distribution requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. Therefore, we intend to continuously issue equity securities, which may lead to shareholder dilution.

We may borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying as a RIC, which would generally result in a corporate-level tax on net income and net gains. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous. Also, any amounts that we use to service our indebtedness would not be available for distributions to our shareholders.

In addition, we anticipate that as market conditions permit, we may securitize our loans to generate cash for funding new investments. To securitize loans, we may create a wholly owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect to be willing to accept a substantially lower interest rate than the loans earn. We would retain all or a portion of the equity in the securitized pool of loans. Our retained equity would be exposed to any losses on the portfolio of loans before any of the debt securities would be exposed to such losses. Accordingly, if the pool of loans experienced a low level of losses due to defaults, we would earn an incremental amount of income on our retained equity but we would be exposed, up to the amount of equity we retained, to that proportion of any losses we would have experienced if we had continued to hold the loans in our portfolio.

Risks Related to Our Investments

Our investments in portfolio companies may be risky, and we could lose all or part of our indirect investment.

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. Short transaction closing timeframes associated with originated transactions coupled with added tax or accounting structuring complexity and international transactions may result in a higher risk in comparison to non-originated transactions.

●	Senior Debt. When we invest in senior debt, we generally seek to take a security interest in the available assets of the portfolio company, including equity interests in any of its subsidiaries. These investments will generally take the form of senior secured first lien loans, senior secured second lien loans, or senior secured bonds. There is a risk that the collateral securing our investments may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. Also, in some circumstances, our lien could be subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or at all, or that we will be able to collect on the loan should we decide to enforce our remedies.

●	Subordinated Debt. Our subordinated debt investments are generally subordinated to senior debt and are generally unsecured, which may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns as compared to our senior debt investments. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Since we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.

●	Equity Investments. We expect to make selected equity investments which may be illiquid with no readily available market and involve more risk than senior or subordinated debt. In addition, when we invest in senior and subordinated debt, we may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Our goal is ultimately to dispose of these equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. Depending on the nature of the equity investment, we could invest through a taxable subsidiary which could impact the return on investment.

●	Convertible Securities. We may invest in convertible securities, such as bonds, debentures, notes, preferred stocks or other securities that may be converted into, or exchanged for, a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by us is called for redemption, we will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on our ability to achieve our investment objective.

●	Investments in Private Investment Funds or other subsidiaries. We may invest in, or wholly own, private investment funds, including hedge funds, private equity funds, limited liability companies, REITs, and other business entities. In valuing our investments in private investment funds, we rely primarily on information provided by managers of such funds. Valuations of illiquid securities, such as interests in certain private investment funds, involve various judgments and consideration of factors that may be subjective. There is a risk that inaccurate valuations provided by managers of private investment funds could adversely affect the value of our common stock. We may not be able to withdraw our investment in certain private investment funds promptly after we have made a decision to do so, which may result in a loss to us and adversely affect our investment returns.

●	Derivatives. We may enter into derivatives. Derivative investments have risks, including: the imperfect correlation between the value of such instruments and the underlying assets of the Company, which creates the possibility that the loss on such instruments may be greater than the gain in the value of the underlying assets in our portfolio; the loss of principal; the possible default of the other party to the transaction; and illiquidity of the derivative investments. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, we may experience significant delays in obtaining any recovery under the derivative contract in a bankruptcy or other reorganization proceeding, or may not recover at all. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative contract would typically be terminated at its fair market value. If we are owed this fair market value in the termination of the derivative contract and our claim is unsecured, we will be treated as a general creditor of such counterparty and will not have any claim with respect to the underlying security. Certain of the derivative investments in which we may invest may, in certain circumstances, give rise to a form of financial leverage, which may magnify the risk of owning such instruments. The ability to successfully use derivative investments depends on the ability of our Advisors to predict pertinent market movements, which cannot be assured. In addition, amounts paid by us as premiums and cash or other assets held in margin accounts with respect to our derivative investments would not be available to us for other investment purposes, which may result in lost opportunities for gain.

The Dodd-Frank Act could, depending on future rulemaking by regulatory agencies, impact the use of derivatives. The Dodd-Frank Act is intended to regulate the OTC derivatives market by requiring many derivative transactions to be cleared and traded on an exchange, expanding entity registration requirements, imposing business conduct requirements on dealers and requiring banks to move some derivatives trading units to a non-guaranteed affiliate separate from the deposit-taking bank or divest them altogether. Future rulemaking to implement these requirements could potentially limit or completely restrict our ability to use these instruments as a part of our investment strategy, increase the costs of using these instruments or make them less effective. Limits or restrictions applicable to the counterparties with which we engage in derivative transactions could also prevent us from using these instruments or affect the pricing or other factors relating to these instruments, or may change availability of certain investments. The SEC has also indicated that it may adopt new policies on the use of derivatives by registered investment companies. Such policies could affect the nature and extent of our use of derivatives.

Most debt securities in which we invest will not be rated by any rating agency and, if they were rated, they would be rated as below investment grade quality. Debt securities rated below investment grade, which are often referred to as “junk” securities, are generally regarded as having predominantly speculative characteristics and may carry a greater risk with respect to a borrower’s capacity to pay interest and repay principal.

The credit ratings of certain of our investments may not be indicative of the actual credit risk of such rated instruments.

Rating agencies rate debt securities based upon their assessment of the likelihood of the receipt of principal and interest payments. Rating agencies do not consider the risks of fluctuations in market value or other factors that may influence the value of debt securities. Therefore, the credit rating assigned to a particular instrument may not fully reflect the true risks of an investment in such instrument. Credit rating agencies may change their methods of evaluating credit risk and determining ratings. These changes may occur quickly and often. While we may give some consideration to ratings, ratings may not be indicative of the actual credit risk of our investments in rated instruments.

A redemption of convertible securities held by us could have an adverse effect on our ability to achieve our investment objective.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument. If a convertible security held by us is called for redemption, we will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on our ability to achieve our investment objective.

To the extent original issue discount (OID) and payment-in-kind (PIK) interest income constitute a portion of our income, we will be exposed to risks associated with the deferred receipt of cash representing such income.

Our investments may include OID and PIK instruments. To the extent OID and PIK constitute a portion of our income, we will be exposed to risks associated with such income being required to be included in income for financial reporting purposes in accordance with generally accepted accounting principles (“GAAP”) and taxable income prior to receipt of cash, including the following:

●	Original issue discount instruments may have unreliable valuations because the accruals require judgments about collectability;

●	Original issue discount instruments may create heightened credit risks because the inducement to the borrower to accept higher interest rates in exchange for the deferral of cash payments typically represents, to some extent, speculation on the part of the borrower;

●	For GAAP purposes, cash distributions to shareholders that include a component of OID or PIK income are not considered a return of capital, although they may be paid from the offering proceeds. Thus, although a distribution of OID or PIK income may be funded from the cash invested by the shareholders, the 1940 Act does not require that shareholders be given notice of this fact;

●	The presence of OID and PIK creates the risk of non-refundable cash payments to our Advisors in the form of subordinated incentive fees on income based on non-cash OID and PIK income accruals that may never be realized; and

●	In the case of PIK “toggle” debt, the PIK election has the simultaneous effects of increasing the investment income, thus increasing the potential for realizing incentive fees.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

If we cannot obtain debt financing or equity capital on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of our shares will be used for our investment opportunities, and, if necessary, the payment of operating expenses and the payment of various fees and expenses such as management fees, incentive and other fees and distributions. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require additional debt financing or equity capital to operate. Pursuant to tax rules that apply to us, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our shareholders to maintain our RIC status. Accordingly, in the event that we need additional capital in the future for investments or for any other reason we may need to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. These sources of funding may not be available to us due to unfavorable economic conditions, which could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. Consequently, if we cannot obtain further debt or equity financing on acceptable terms, our ability to acquire additional investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.

Subordinated liens on collateral securing debt investments that we may make to portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain debt investments that we will make in portfolio companies will be secured on a second priority basis by the same collateral securing senior debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the debt. In the event of a default, the holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then us, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on any such portfolio company’s collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the debt investments we make in our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more inter-creditor agreements that we enter into with the holders of senior debt. Under such an inter-creditor agreement, at any time obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

Certain of our investments may be adversely affected by laws relating to fraudulent conveyance or voidable preferences.

Certain of our investments could be subject to federal bankruptcy law and state fraudulent transfer laws, which vary from state to state, if the debt obligations relating to such investments were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such debt obligations. If the debt is used for a buyout of shareholders, this risk is greater than if the debt proceeds are used for day-to-day operations or organic growth. If a court were to find that the issuance of the debt obligations was a fraudulent transfer or conveyance, the court could void or otherwise refuse to recognize the payment obligations under the debt obligations or the collateral supporting such obligations, further subordinate the debt obligations or the liens supporting such obligations to other existing and future indebtedness of the issuer or require us to repay any amounts received by us with respect to the debt obligations or collateral. In the event of a finding that a fraudulent transfer or conveyance occurred, we may not receive any repayment on the debt obligations.

Under certain circumstances, payments to us and distributions by us to our shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment or similar transaction under applicable bankruptcy and insolvency laws. Furthermore, investments in restructurings may be adversely affected by statutes relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and the court’s discretionary power to disallow, subordinate or disenfranchise particular claims or recharacterize investments made in the form of debt as equity contributions.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Although we generally structure certain of our investments as senior debt, if one of the portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company or a representative of us or our Advisors sat on the board of trustees of such portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors.

In addition a number of U.S. judicial decisions have upheld judgments obtained by borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of our investments in portfolio companies (including that, as a business development company, we may be required to provide managerial assistance to those portfolio companies), we may be subject to allegations of lender liability.

We generally will not control the business operations of our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interest in our portfolio companies.

We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may impose certain restrictive covenants on our borrowers. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as a debt investor. Due to the lack of liquidity for our investments in private companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

We are exposed to risks associated with changes in interest rates.

General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our ability to achieve our investment objective and the rate of return on invested capital. Because we may borrow money and may issue debt securities to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds or pay interest on such debt securities and the rate at which we invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.

Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed-rate securities that have longer maturities. We may enter into certain hedging transactions, such as interest rate swap agreements, to mitigate our exposure to adverse fluctuations in interest rates and we may increase our floating rate investments to position the portfolio for rate increases. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk or if we will enter into such interest rate hedges. Hedging transactions may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments.

We do not have a policy governing the maturities of our investments. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term securities. A decline in the prices of the debt we own could adversely affect our net asset value. Also, an increase in interest rates available to investors could make an investment in our common stock less attractive if we are not able to increase our dividend rate.

International investments create additional risks.

We expect to make investments in portfolio companies that are domiciled outside of the United States. We anticipate that up to 30% of our investments may be in these types of assets. Our investments in foreign portfolio companies are deemed “non-qualifying assets”, which means, as required by the 1940 Act, they, along with other non-qualifying assets, may not constitute more than 30% of our total assets at the time of our acquisition of any asset, after giving effect to the acquisition. Notwithstanding the limitation on our ownership of foreign portfolio companies, such investments subject us to many of the same risks as our domestic investments, as well as certain additional risks, including the following:

●	foreign governmental laws, rules and policies, including those restricting the ownership of assets in the foreign country or the repatriation of profits from the foreign country to the United States;

●	foreign currency devaluations that reduce the value of and returns on our foreign investments;

●	adverse changes in the availability, cost and terms of investments due to the varying economic policies of a foreign country in which we invest;

●	adverse changes in tax rates, the tax treatment of transaction structures and other changes in operating expenses of a particular foreign country in which we invest;

●	the assessment of foreign-country taxes (including withholding taxes, transfer taxes and value added taxes, any or all of which could be significant) on income or gains from our investments in the foreign country;

●	adverse changes in foreign-country laws, including those relating to taxation, bankruptcy and ownership of assets;

●	changes that adversely affect the social, political and/or economic stability of a foreign country in which we invest;

●	high inflation in the foreign countries in which we invest, which could increase the costs to us of investing in those countries;

●	deflationary periods in the foreign countries in which we invest, which could reduce demand for our assets in those countries and diminish the value of such investments and the related investment returns to us; and

●	legal and logistical barriers in the foreign countries in which we invest that materially and adversely limit our ability to enforce our contractual rights with respect to those investments.

In addition, we may make investments in countries whose governments or economies may prove unstable. Certain of the countries in which we may invest may have political, economic and legal systems that are unpredictable, unreliable or otherwise inadequate with respect to the implementation, interpretation and enforcement of laws protecting asset ownership and economic interests. In some of the countries in which we may invest, there may be a risk of nationalization, expropriation or confiscatory taxation, which may have an adverse effect on our portfolio companies in those countries and the rates of return that we are able to achieve on such investments. We may also lose the total value of any investment which is nationalized, expropriated or confiscated. The financial results and investment opportunities available to us, particularly in developing countries and emerging markets, may be materially and adversely affected by any or all of these political, economic and legal risks.

Our investments in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities, subject us indirectly to the underlying risks of such private investment funds and additional fees and expenses.

We may invest up to 15% of the value of our investment portfolio in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities which would be required to register as investment companies but for an exemption under Sections 3(c)(1) and 3(c)(7) of the 1940 Act, but excluding joint ventures involving the Company or subsidiaries of the Company that could be deemed private investment funds. Our investments in private investment funds are subject to substantial risks. Our investments in such private investment funds expose us to the risks associated with the businesses of such funds or entities as well as such private investment funds’ portfolio companies. These private investment funds may or may not be registered investment companies and, thus, may not be subject to protections afforded by the 1940 Act, covering, among other areas, liquidity requirements, governance by an independent board, affiliated transaction restrictions, leverage limitations, public disclosure requirements and custody requirements.

We rely primarily on information provided by managers of private investment funds in valuing our investments in such funds. There is a risk that inaccurate valuations provided by managers of private investment funds could adversely affect the value of our common stock. In addition, there can be no assurance that a manager of a private investment fund will provide advance notice of any material change in such private investment fund’s investment program or policies and thus, our investment portfolio may be subject to additional risks which may not be promptly identified by our Advisors. Moreover, we may not be able to withdraw our investments in certain private investment funds promptly after we have made a decision to do so, which may result in a loss to us and adversely affect our investment returns.

Before investing in any private investment fund, the Advisors, under the oversight of our board of trustees, will conduct a due diligence review of the valuation methodology utilized by the private investment fund, which as a general matter we expect would utilize market values when available, and otherwise utilize principles of fair value that the Advisors reasonably believe to be consistent with those used by us for valuing our own investments. After investing in a private investment fund, the Advisors will monitor the valuation methodology used by the asset manager and/or issuer of the private investment fund. Following procedures adopted by our board of trustees, in the absence of specific transaction activity in a particular private investment fund, our board of trustees will consider whether it is appropriate, in light of all relevant circumstances, to value our investment at the net asset value reported by the private investment fund at the time of valuation or to adjust the value to reflect a premium or discount.

Our Advisors will provide our board of trustees with periodic reports, no less frequently than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuations problems that have arisen, if any. To the extent deemed necessary by the Advisors, our board of trustees will review any securities valued by the Advisors in accordance with our valuation policies.

Our board of trustees – with the assistance of the Advisors, officers and, through them, independent valuation agents – is responsible for determining in good faith the fair value of our portfolio investments for which market quotations are not readily available (as is the case of private investment funds). Our board of trustees will make this determination on a monthly basis and any other time when a decision is required regarding the fair value of our investments in private investment funds or other portfolio investments for which market quotations are not available. A determination of fair value involves subjective judgments and estimates, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. See “Determination of Net Asset Value.”

Investments in the securities of private investment funds may also involve duplication of advisory fees and certain other expenses. By investing in private investment funds indirectly through us, you bear a pro rata portion of our advisory fees and other expenses, and also indirectly bear a pro rata portion of the advisory fees, performance-based allocations and other expenses borne by us as an investor in the private investment funds. In addition, the purchase of the shares of some private investment funds requires the payment of sales loads and (in the case of closed-end investment companies) sometimes substantial premiums above the value of such investment companies’ portfolio securities.

In addition, certain private investment funds may not provide us with the liquidity we require and would thus subject us to liquidity risk. Further, even if an investment in a private investment fund is deemed liquid at the time of investment, the private investment fund may, in the future, alter the nature of our investments and cease to be a liquid investment fund, subjecting us to liquidity risk.

We may acquire various structured financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce the cash available to service our debt or for distribution to our shareholders.

We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using structured financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. Use of structured financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to service our debt or pay distributions to our shareholders.

Economic recessions or downturns could impair our portfolio companies and harm our operating results.

Many of our portfolio companies are susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets may increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior or second lien loans. A severe recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income, assets and net worth. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from increasing investments and harm our operating results.

In late 2007, the U.S. economy entered a recession that officially lasted until June 2009, although the effects continued thereafter. As a result of those economic conditions, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. Such value declines were exacerbated by widespread forced liquidations. Such forced liquidations impacted many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, created unprecedented declines in the values of certain assets and caused extreme economic uncertainty. Although there has been improvement in the U.S. economy since then, certain sectors remain weak and unemployment remains at higher than historical levels.

A return of recessionary conditions and/or continued negative developments in the domestic and international credit markets may significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Any such unfavorable economic conditions, including rising interest rates, may also increase our funding costs, limit our access to capital markets or negatively impact our ability to obtain financing, particularly from the debt markets. In addition, any future financial market uncertainty could lead to financial market disruptions and could further impact our ability to obtain financing. These events could limit our investment originations, limit our ability to grow and negatively impact our operating results and financial condition.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its debt financing and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

An investment strategy focused primarily on privately held companies presents certain challenges, including the lack of available information about these companies.

We invest primarily in privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies including that they:

●	have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress;

●	may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment;

●	may have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;

●	are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our privately held company and, in turn, on us; and

●	generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, trustees and members of our Advisors’ management may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

In addition, investments in private companies tend to be less liquid. The securities of private companies are not publicly traded or actively traded on the secondary market and are, instead, traded on a privately negotiated over-the-counter secondary market for institutional investors. These over-the-counter secondary markets may be inactive during an economic downturn or a credit crisis. In addition, the securities in these companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. If there is no readily available market for these investments, we are required to carry these investments at fair value as determined by our board of trustees. As a result, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. We may also face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we, our Advisors or any of their respective affiliates have material nonpublic information regarding such portfolio company or where the sale would be an impermissible joint transaction. The reduced liquidity of the investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.

Finally, little public information generally exists about private companies and these companies may not have third-party credit ratings or audited financial statements. We must therefore rely on the ability of our Advisors to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. Additionally, these companies and their financial information will not generally be subject to the Sarbanes-Oxley Act of 2002 and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

Certain investment analyses and decisions by the Advisors may be required to be undertaken on an expedited basis.

Investment analyses and decisions by the Advisors may be required to be undertaken on an expedited basis to take advantage of investment opportunities. While we generally will not seek to make an investment until the Advisors have conducted sufficient due diligence to make a determination as to the acceptability of the credit quality of the investment and the underlying issuer, in such cases, the information available to the Advisors at the time of making an investment decision may be limited. Therefore, no assurance can be given that the Advisor will have knowledge of all circumstances that may adversely affect an investment. In addition, the Advisors expect often to rely upon independent consultants in connection with its evaluation of proposed investments. No assurance can be given as to the accuracy or completeness of the information provided by such independent consultants and we may incur liability as a result of such consultants’ actions.

We may not have the funds or ability to make additional investments in our portfolio companies or to fund our unfunded commitments.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant or other right to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Even if we do have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, we prefer other opportunities, we are limited in our ability to do so by compliance with business development company requirements, or we desire to maintain our RIC status. Our ability to make follow-on investments may also be limited by our Advisors’ allocation policies. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected return on the investment.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Investments in which we have a non-controlling interest may involve risks specific to third-party management of those investments.

We may also co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring jointly-controlled or non-controlling interests in certain investments in conjunction with participation by one or more third parties in such investment. Such joint venture partners or third party managers may include former KKR personnel or associated persons. As co-investors, we may have interests or objectives that are inconsistent with those of the third-party partners or co-venturers. Although we may not have full control over these investments and therefore, may have a limited ability to protect its position therein, we expect that we will negotiate appropriate rights to protect our interests. Nevertheless, such investments may involve risks not present in investments where a third party is not involved, including the possibility that a third-party partner or co-venturer may have financial difficulties, resulting in a negative impact on such investment, may have economic or business interests or goals which are inconsistent with ours, or may be in a position to take (or block) action in a manner contrary to our investment objectives or the increased possibility of default by, diminished liquidity or insolvency of, the third party, due to a sustained or general economic downturn. Third-party partners or co-venturers may opt to liquidate an investment at a time during which such liquidation is not optimal for us. In addition, we may in certain circumstances be liable for the actions of its third-party partners or co-venturers. In those circumstances where such third parties involve a management group, such third parties may receive compensation arrangements relating to such investments, including incentive compensation arrangements.

Risks Related to Leverage

To the extent that we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available to service our debt or for distribution to our shareholders, and result in losses.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders you will experience increased risks of investing in our securities. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would if we had not borrowed and employed leverage. Similarly, any decrease in our income would cause net income to decline more sharply than it would have if we had not borrowed and employed leverage. Such a decline could negatively affect our ability to service our debt or make distributions to our shareholders. In addition, our shareholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to our Advisors.

The amount of leverage that we employ will depend on our Advisors’ and our board of trustees’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.

As a business development company, we are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and we may not be able to service our debt or make distributions.

Legislation was previously introduced in the U.S. House of Representatives that proposed a modification of this section of the 1940 Act to permit an increase in the amount of debt that business development companies could incur by modifying the percentage from 200% to 150%. Similar legislation may be reintroduced and may pass that permits us to incur additional leverage under the 1940 Act. As a result, we may be able to incur additional indebtedness in the future, and, therefore, the risk of an investment in us may increase.

Risks Related to an Investment in Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements and could receive fewer shares of common stock than anticipated if our board of trustees determines to increase the offering price to comply with the requirement that we avoid selling shares below net asset value.

Shares will be offered at an offering price of $9.80 per share. We will seek to avoid interruptions in the continuous offering of our common shares, however, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement, (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus, or (iii) declines below 97.5% of the net proceeds per share as stated in the prospectus, to the extent permitted or required under the rules and regulations of the SEC, we will either supplement the prospectus or file an amendment to the registration statement with the SEC to change our offering price or will voluntarily suspend selling shares in the offering. However, there can be no assurance that our continuous offering will not be interrupted during the SEC’s review of any such registration statement amendment or if our board of trustees determines to voluntarily suspend selling shares in this offering as opposed to supplementing or amending the registration statement with the SEC.

Additionally, our board of trustees may change the offering price at any time to ensure that our net asset value per share is equal to or less than the public offering price, net of sales load and equal to or greater than 97.5% of the net proceeds per share when we sell shares of common stock.

As a result, your purchase price may be higher than the prior subscription closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior subscription closing price.

If we are unable to raise substantial funds in our ongoing, continuous “best efforts” offering, we may be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

Our continuous offering is being made on a best efforts basis, whereby our Managing Dealer and participating broker-dealers are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

Our shares are not listed on an exchange or quoted through a quotation system and will not be listed for the foreseeable future, if ever; and we are not required to complete a liquidity event by a specific date. Therefore, our shareholders have limited liquidity and may not receive a full return of invested capital (including front-end commissions, fees and expenses), upon selling their shares or upon liquidation of our company.

Our shares are illiquid investments for which there is not a secondary market nor is it expected that any such secondary market will develop in the future. Therefore it is difficult for a shareholder to sell his or her shares. Our board of trustees must contemplate, but is not required to recommend, and we are not obligated to complete a liquidity event for our shareholders on or before five years after the completion of our offering. A future liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of trustees in which our shareholders will receive cash or shares of a listed company; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation. Certain types of liquidity events, such as a listing, would allow us to retain our investment portfolio intact while providing our shareholders with access to a trading market for their securities.

We do not know at this time what circumstances will exist in the future and therefore we do not know what factors our board of trustees will consider in determining whether to pursue a liquidity event in the future. A liquidity event may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our Advisors.

Also, since a portion of the public offering price from the sale of shares in this offering will be used to pay offering expenses and recurring expenses, the full offering price paid by our shareholders will not be invested in portfolio companies. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital. If we do not successfully complete a liquidity event, liquidity for your shares will be limited to participation in our share repurchase program, which we have no obligation to maintain. In addition, any shares repurchased pursuant to our share repurchase program may be purchased at a price which may reflect a discount from the purchase price shareholders paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of the share repurchase program.

If our shares are listed on a national securities exchange or quoted through a quotation system, we cannot assure you a public trading market will develop or, if one develops, that such trading market can be sustained. Shares of companies offered in an initial public offering often trade at a discount to the initial offering price due to underwriting discounts and related offering expenses. Also, shares of closed-end investment companies and business development companies frequently trade at a discount from their net asset value. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share of common stock may decline. We cannot predict whether our common stock, if listed on a national securities exchange, will trade at, above or below net asset value.

Our Managing Dealer in our continuous offering may be unable to sell a sufficient number of shares of common stock for us to achieve our investment objective. Our ability to conduct our continuous offering successfully is dependent, in part, on the ability of our Managing Dealer to successfully establish, operate and maintain relationships with a network of broker-dealers.

The success of our public offering, and correspondingly our ability to implement our business strategy, is dependent upon the ability of our Managing Dealer to establish and maintain relationships with a network of licensed securities broker-dealers and other agents to sell our shares. If our Managing Dealer fails to perform, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose all or a part of your investment.

We intend, but are not required, to offer to repurchase our shares on a quarterly basis. As a result, shareholders will have limited opportunities to sell their shares.

Beginning on July 1, 2017, and subject to the discretion of our trustees, we intend to commence tender offers, on approximately 10% of our weighted average number of outstanding shares in any 12-month period, to allow you to tender your shares to us on a quarterly basis at a specific offer price that is determined based upon our net asset value as of the last date of the prior quarter prior to the initiation of each tender offer program. We will further limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. The share repurchase program, if implemented, will include numerous restrictions that limit your ability to sell your shares. We intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan, although at the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings, and cash from the sale of our investments as of the end of the applicable period to repurchase shares. To the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Delaware law, which prohibits distributions that would cause a trust to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any year. Our board of trustees may amend, suspend or terminate the share repurchase program upon 30 days’ notice. We will notify our shareholders of such developments: (i) in our quarterly reports or (ii) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. In addition, under the quarterly share repurchase program, if implemented, we will have discretion to not repurchase shares, to suspend the program, and to cease repurchases. Further, the program may have many limitations and should not be relied upon as a method to sell shares promptly and at a desired price. See “Share Repurchase Program.”

The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders, and, to the extent you are able to sell your shares under the program, you may not be able to recover the amount of your investment in our shares.

When we make repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price that you paid for our shares. As a result, to the extent you paid a price that includes the related sales load and to the extent you have the ability to sell your shares pursuant to our share repurchase program, then the price at which you may sell shares, which will be approximately equivalent to our estimated net asset value on the last business day of the prior calendar quarter, may be lower than the amount you paid in connection with the purchase of shares in this offering.

Because our Managing Dealer is an affiliate of CNL, its due diligence review of us is not considered independent. The absence of an independent due diligence review increases the risks and uncertainty you face as a shareholder.

Our Managing Dealer, CNL Securities Corp., is an affiliate of CNL. As a result, its due diligence review and investigation of us and this prospectus cannot be considered to be an independent review. Therefore, by relying on the Managing Dealer alone, you will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. Accordingly, you will have to rely on your own broker-dealer or investment advisor to make an independent review of the terms of this offering. If your broker-dealer or investment advisor does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to other publicly traded companies.

We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in an acceptable timeframe.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to continue to identify investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of our offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

Before making investments, we will invest the net proceeds of our public offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and/or other high-quality debt instruments maturing in one year or less from the time of investment. This will produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay while our portfolio is not fully invested in securities meeting our investment objective may be lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

A shareholder’s interest in us will be diluted if we issue additional shares, which could reduce the overall value of an investment in us.

Our shareholders do not have preemptive rights to any shares we issue in the future. Our declaration of trust authorizes us to issue up to 1,000,000,000 shares of common stock. Pursuant to our declaration of trust, a majority of our entire board of trustees may amend our declaration of trust to increase the number of authorized shares without shareholder approval. Our board may elect to sell additional shares in the future or issue equity interests in private offerings. To the extent we issue additional equity interests at or below net asset value your percentage ownership interest in us may be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below net asset value per share, which may be a disadvantage as compared with certain public companies. We may, however, sell our common stock, or warrants, options, or rights to acquire our common stock, at a price below the current net asset value of our common stock if our board of trustees and independent trustees determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, including a majority of those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of trustees, closely approximates the fair value of such securities (less any distributing commission or discount). If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our shareholders at that time will decrease and you will experience dilution.

Preferred stock could be issued with rights and preferences that would adversely affect holders of our common stock.

Under the terms of our declaration of trust, our board of trustees is authorized to issue shares of preferred stock in one or more series without shareholder approval, which could potentially adversely affect the interests of existing shareholders.

Certain provisions of our declaration of trust and actions of the board of trustees could deter takeover attempts and have an adverse impact on the value of our shares of common stock.

Our declaration of trust, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Our board of trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including shares of preferred stock; our board of trustees may, without shareholder action, amend our declaration of trust to increase the number of our shares of common stock, of any class or series, that we will have authority to issue; and our declaration of trust provides that, upon and following the occurrence of a listing of any class of our shares on a national securities exchange, our board of trustees will be divided into three classes of trustees serving staggered terms of three years each. These anti-takeover provisions may inhibit a change of control in circumstances that could give the holders of our shares of common stock the opportunity to realize a premium over the value of our shares of common stock.

Investing in our common stock involves a high degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and includes volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The net asset value of our common stock may fluctuate significantly.

The net asset value and liquidity, if any, of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

●	changes in the value of our portfolio of investments and derivative instruments as a result of changes in market factors, such as interest rate shifts, and also portfolio specific performance, such as portfolio company defaults, among other reasons;

●	changes in regulatory policies or tax guidelines, particularly with respect to RICs or business development companies;

●	loss of RIC or business development company status;

●	distributions that exceed our net investment income and net income as reported according to GAAP;

●	changes in earnings or variations in operating results;

●	changes in accounting guidelines governing valuation of our investments;

●	any shortfall in revenue or net income or any increase in losses from levels expected by investors;

●	departure of either of our Advisors or certain of their respective key personnel;

●	general economic trends and other external factors; and

●	loss of a major funding source.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flows from operations, net investment income or earnings are not sufficient to fund declared distributions.

We may fund distributions from the uninvested proceeds of an offering and borrowings, and we have not established limits on the amount of funds we may use from such proceeds or borrowings to make any such distributions. We may pay distributions from the sale of assets to the extent distributions exceed our earnings or cash flows from operations. Distributions from offering proceeds or from borrowings could reduce the amount of capital we ultimately invest in our investment portfolio.

Shareholders may experience dilution in their ownership percentage if they do not participate in our distribution reinvestment plan.

All distributions declared in cash payable to shareholders that are participants in our distribution reinvestment plan will generally be automatically reinvested in shares of our common stock. As a result, shareholders that do not participate in our distribution reinvestment plan may experience dilution over time. Shareholders who do not participate in our distribution reinvestment plan may experience accretion to the net asset value of their shares if our shares are trading at a premium to net asset value and dilution if our shares are trading at a discount to net asset value. The level of accretion or discount would depend on various factors, including the proportion of our shareholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to shareholders.

The existence of a large number of outstanding shares and shareholders prior to completion of the listing of our securities on a national securities exchange could negatively affect our stock price.

As of December 31, 2016, we had approximately 5.9 million shares of our common stock outstanding and the ability of our shareholders to liquidate their investments is limited. If we were to list our common stock on a securities exchange in the future, a large volume of sales of these shares could decrease the prevailing market prices of our common stock and could impair our ability to raise additional capital through the sale of equity securities in the future. Even if a substantial number of sales are not effected, the mere perception of the possibility of these sales could depress the market price of our common stock and have a negative effect on our ability to raise capital in the future. In addition, anticipated downward pressure on our common stock price due to actual or anticipated sales of common stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

Your interest in us may be diluted if you do not fully exercise your subscription rights in any rights offering. In addition, if the subscription price is less than our net asset value per share, then you will experience an immediate dilution of the aggregate net asset value of your shares.

In the event we issue subscription rights, shareholders who do not fully exercise their subscription rights should expect that they will, at the completion of a rights offering pursuant to this prospectus, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We cannot state precisely the amount of any such dilution in share ownership because we do not know at this time what proportion of the shares will be purchased as a result of such rights offering.

In addition, if the subscription price is less than the net asset value per share of our common stock, then our shareholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any decrease in net asset value is not predictable because it is not known at this time what the subscription price and net asset value per share will be on the expiration date of a rights offering or what proportion of the shares will be purchased as a result of such rights offering. Such dilution could be substantial.

These dilutive effects may be exacerbated if we were to conduct multiple subscription rights offerings, particularly if such offerings were to occur over a short period of time. In addition, subscription rights offerings and the prospect of future subscription rights offerings may create downward pressure on the secondary market price of our common stock due to the potential for the issuance of shares at a price below our net asset value, without a corresponding change to our net asset value.

The price that the investor pays for our shares may not reflect the current net asset value of our company at the time of his or her subscription.

If our net asset value increases above our net proceeds per share as stated in this prospectus, we will sell our shares at a higher price as necessary to ensure that shares are not sold at a net price, after deduction of upfront selling commissions and dealer manager fees, that is below our net asset value per share. Also, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement, (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus, or (iii) declines below 97.5% of the net proceeds per share as stated in the prospectus, to the extent permitted or required under the rules and regulations of the SEC, we will either supplement the prospectus or file an amendment to the registration statement with the SEC to change our offering price or will voluntarily suspend selling shares in the offering. Additionally, our board of trustees may change the offering price at any time to ensure that our net asset value per share is equal to or less than the public offering price, net of upfront sales load and equal to or greater than 97.5% of the net proceeds per share when we sell shares of common stock. Therefore, the net proceeds per share, net of all upfront sales load, from a new investor may be in excess of the then current net asset value per share.

If we issue preferred stock, debt securities or convertible debt securities, the net asset value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock, debt securities or convertible debt would likely cause the net asset value of our common stock to become more volatile. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the dividend rate on the preferred stock, or the interest rate on the debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock or debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock. This decline in net asset value would also tend to cause a greater decline in the market price, if any, for our common stock.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios which may be required by the preferred stock, debt securities or convertible debt or our current investment income might not be sufficient to meet the dividend requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund redemption of some or all of the preferred stock, debt securities or convertible debt. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, debt securities, convertible debt, or any combination of these securities. Holders of preferred stock, debt securities or convertible debt may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

Holders of any preferred stock that we may issue will have the right to elect members of the board of trustees and have class voting rights on certain matters.

The 1940 Act requires that holders of shares of preferred stock must be entitled as a class to elect two trustees at all times and to elect a majority of the trustees if dividends on such preferred stock are in arrears by two years or more, until such arrearage is eliminated. In addition, certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock, including changes in fundamental investment restrictions and conversion to open-end status and, accordingly, preferred shareholders could veto any such changes. Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of our common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair our ability to maintain our qualification as a RIC for U.S. federal income tax purposes.

Federal Income Tax Risks

We will be subject to corporate-level income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code or if we make investments through taxable subsidiaries.

To maintain RIC tax treatment under the Code, we must meet the following minimum annual distribution, income source and asset diversification requirements. See “Tax Matters.”

The minimum annual distribution requirement for a RIC will be satisfied if we distribute to our shareholders on an annual basis at least 90% of our investment company taxable income. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of subchapter M. We would be taxed, at regular corporate rates, on retained income and/or gains, including any short-term capital gains or long-term capital gains. We must also satisfy an additional annual distribution requirement with respect to each calendar year in order to avoid a 4% excise tax on the amount of the under-distribution. Because we may use debt financing, we are subject to (i) an asset coverage ratio requirement under the 1940 Act and may, in the future, be subject to (ii) certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirements. If we are unable to obtain cash from other sources, or chose or be required to retain a portion of our taxable income or gains, we could (1) be required to pay excise tax and (2) fail to qualify for RIC tax treatment, and thus become subject to corporate-level income tax on our taxable income (including gains).

The income source requirement will be satisfied if we obtain at least 90% of our annual income from dividends, interest, gains from the sale of stock or securities, or other income derived from the business of investing in stock or securities.

The asset diversification requirement will be satisfied if we meet certain asset diversification requirements at the end of each quarter of our taxable year. To satisfy this requirement, at least 50% of the value of our assets must consist of cash, cash equivalents (including receivables), U.S. Government securities, securities of other RICs, and other acceptable securities; and no more than 25% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution, and the amount of our distributions.

We may invest in certain debt and equity investments through taxable subsidiaries and the net taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding, and value added taxes).

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, since we will likely hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK, secondary market purchases of debt securities at discount to par, interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as unrealized appreciation for foreign currency forward contracts and deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. Furthermore, we may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes) that could be treated under the Code and U.S. Treasury regulations as “passive foreign investment companies” and/or “controlled foreign corporations.” The rules relating to investment in these types of non-U.S. entities are designed to ensure that U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash.

Unrealized appreciation on derivatives, such as foreign currency forward contracts, may be included in taxable income while the receipt of cash may occur in a subsequent period when the related contract expires. Any unrealized depreciation on investments that the foreign currency forward contracts are designed to hedge is not currently deductible for tax purposes. This can result in increased taxable income whereby we may not have sufficient cash to pay distributions or we may opt to retain such taxable income and pay a 4% excise tax. In such case we could still rely upon the “spillback provisions” to maintain RIC qualification.

We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts with respect to debt securities acquired in the secondary market and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes. Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even if we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital, make a partial share distribution, or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, and choose not to make a qualifying share distribution, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus may constitute forward-looking statements because they relate to future events or our future financial conditions. Words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

●	our future operating results;

●	our business prospects and the prospects of our portfolio companies;

●	the effect of investments that we expect to make;

●	our contractual arrangements and relationships with third parties;

●	actual and potential conflicts of interest with our Advisors and their respective affiliates;

●	the dependence of our future success on the general economy and its effect on the industries in which we invest;

●	the ability of our portfolio companies to achieve their objectives;

●	the use of borrowed money to finance a portion of our investments;

●	the adequacy of our financing sources and working capital;

●	the timing of cash flows, if any, from the operations of our portfolio companies;

●	the ability of our Advisors to locate suitable investments for us and to monitor and administer our investments;

●	the ability of our Advisors and their respective affiliates to attract and retain highly talented professionals;

●	our ability to qualify and maintain our qualification as a RIC and as a business development company; and

●	the effect of changes to tax legislation and our tax position.

We caution you that forward-looking statements are not guarantees. Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the following: the current global economic downturn, increased direct competition, changes in government regulations or accounting rules, changes in local, national and global capital market conditions, our ability to obtain or maintain credit lines or credit facilities on satisfactory terms, changes in interest rates, availability of offering proceeds, our ability to identify suitable investments, our ability to close on identified investments, inaccuracies of our accounting estimates, our ability to locate suitable borrowers for our loans and the ability of such borrowers to make payments under their respective loans.

Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless otherwise required by law. You are advised to consult any additional disclosures that we may make directly to you or through reports that we file with the SEC in the future, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and prospectus supplements on Form 497.

The forward-looking statements and projections contained in this prospectus or in periodic reports we file under the Exchange Act are excluded from the safe harbor protection provided by Section 27A of the Securities Act and Section 21E of the Exchange Act.

COMPANY PROFILE

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Formed as a Delaware statutory trust on August 12, 2014, we are externally managed by CNL and KKR, which are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments, determining the securities and other assets that we will purchase, retain or sell, and monitoring our portfolio on an ongoing basis. Both of our Advisors are registered as investment advisers with the SEC. We intend to elect to be treated for federal income tax purposes, beginning with our first taxable year with investment operations, and intend to qualify annually, as a regulated investment company, or a RIC, under the Code.

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We pursue our investment objective by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. As of December 31, 2016, our investment portfolio totaled $56.2 million and consisted primarily of senior and subordinated debt. As we continue to grow our investment portfolio, we anticipate that a substantial portion of our portfolio will consist of senior and subordinated debt, which we believe offer opportunities for attractive risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be directly originated as primary market negotiated transactions or purchased on the secondary market, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions. We may invest in various types of convertible securities and derivatives, including total return swaps (“TRS”), interest rate swaps and foreign currency forward contracts and options. Our portfolio is expected to include fixed-rate investments that generate absolute returns as well as floating-rate investments that provide variable returns in rising interest rate and inflationary environments. A portion of our portfolio may consist of investments in private investment funds, including hedge funds, private equity funds, limited liability companies and other business entities. We may also co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring jointly-controlled or non-controlling interests in certain investments in conjunction with participation by one or more third parties in such investment. We will seek to build on the investment expertise and sourcing networks of our Advisors and adhere to an investment approach that emphasizes strong fundamental credit analysis and rigorous portfolio monitoring. We intend to be disciplined in selecting investments and focus on those opportunities that are perceived to offer favorable risk/reward characteristics and relative value. We believe the market for lending is currently characterized by significant demand for capital and that we will therefore have considerable opportunities as a provider of capital to achieve attractive pricing and terms on our investments. We are raising funds with the goal of serving our target market and continuing to capitalize on what we believe is a compelling and sustained market opportunity.

We currently are issuing only shares of our common stock in this offering and there are currently no classes of securities that are senior to the shares in which you are investing. Each share of common stock has equal rights to distributions, voting, liquidation, and conversion. Our common stock is non-assessable such that there is no liability for calls or assessments, nor are there any preemptive or redemption rights in favor of existing shareholders. Our distributions are neither set at predetermined times nor at minimum rates. See “Company Profile – Shareholder Liquidity Strategy.”

Our Advisors

Our investment advisors are CNL, which is responsible for the overall management of our activities, and KKR, which is responsible for the day-to-day management of our investment portfolio. Under the overall supervision of the board of trustees, CNL provides its services under the Investment Advisory Agreement and under the Administrative Services Agreement with us, and KKR provides its services under the Sub-Advisory Agreement. The activities of both Advisors are subject to the supervision and oversight of our board of trustees.

Our investment process is a collaborative effort between CNL and KKR, and we benefit from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities they bring. To facilitate communication and coordination, our Advisors hold regular meetings to plan and discuss our investment strategy, potential investment opportunities, current market developments and investment goals. We believe their joint involvement in our business provides us with substantial market insight and valuable access to investment opportunities.

About CNL

CNL is controlled by CNL Financial Group, a private investment management firm specializing in alternative investment products. Anchored by over 40 years of thoughtful investing in relationships, CNL Financial Group or its affiliates have formed or acquired companies with more than $34 billion in assets. Performance-driven, CNL Financial Group strives to achieve investment returns by identifying emerging trends, accessing capital through its national distribution channels, and investing shareholder capital in a variety of credit and real estate investment products. Over its history, CNL Financial Group has invested through various market cycles in a broad range of industries, asset classes and geographies. Its sponsorship and management of a wide range of investment programs have fostered experience investing in and lending to companies operating in the retail, restaurant, health care, hotel, leisure and recreation, financial services and insurance industries.

CNL Financial Group’s disciplined investment approach values quality over quantity and concentrates on underserved, undercapitalized markets. By championing a long-term perspective that concentrates on building partnerships that extend beyond one transaction, CNL Financial Group has developed a broad network of business relationships, which we will have access to and from which we will benefit. CNL Financial Group partners with prominent investment organizations to provide shareholders access to a distinctive platform of products. Based in Orlando, Florida, CNL Financial Group is controlled by James M. Seneff, Jr.

CNL is a Delaware limited liability company that has been registered as an investment adviser since February 5, 2015. CNL is an affiliate of CNL Fund Advisors Company, a Florida corporation that has been continuously registered as an investment adviser since June 19, 1991. CNL draws upon CNL Financial Group’s long-standing history of investment and capital markets experience and is led by a team of senior investment professionals, who have experience in commercial lending, investment banking, accounting, real estate and private equity investing. Services provided by affiliates of CNL include advisory, acquisition, development, lease and loan servicing, asset and portfolio management, disposition, client services, capital raising, finance and administrative. We believe this expertise will be valuable in managing a publicly registered and reporting investment program. CNL’s principal business address is 450 South Orange Ave., Orlando, FL 32801.

About KKR

KKR is a subsidiary of KKR & Co., a leading global investment firm that manages investments across multiple asset classes including private equity, energy, infrastructure, real estate, credit and hedge funds. KKR & Co. aims to generate attractive investment returns by following a patient and disciplined investment approach, employing world-class people, and driving growth and value creation in the assets it manages. KKR & Co. invests its own capital alongside the capital it manages for fund investors and brings debt and equity investment opportunities to others through its capital markets business.

KKR & Co.’s business offers a broad range of investment management services to its fund investors and provides capital markets services to KKR & Co., its portfolio companies and third parties. Throughout KKR & Co.’s history, KKR & Co. has consistently been a leader in the private equity industry. KKR & Co. has grown its firm by expanding its geographical presence and building businesses in new areas, such as credit, special situations, hedge funds, CLOs, capital markets, infrastructure, energy and real estate. These efforts build on KKR & Co.’s core principles and industry expertise, allowing KKR & Co. to leverage the intellectual capital and synergies in its businesses, and to capitalize on a broader range of the opportunities it sources. Additionally, KKR & Co. has increased its focus on meeting the needs of its existing fund investors and in developing relationships with new investors in its funds.

KKR & Co. conducts its business with offices throughout the world, providing it with a pre-eminent global platform for sourcing transactions, raising capital and carrying out capital markets activities. KKR & Co.’s growth has been driven by value that it has created through its operationally focused investment approach, the expansion of its existing businesses, its entry into new lines of business, innovation in the products that it offers investors in its funds, an increased focus on providing tailored solutions to its clients and the integration of capital markets distribution activities.

KKR & Co. has also used its balance sheet as a significant source of capital to further grow and expand its business, increase its participation in its existing businesses and further align its interests with those of its fund investors and other stakeholders.

KKR is a Delaware limited liability company that has been registered as an investment adviser with the SEC since October 15, 2008. It manages a specialty finance company and a number of investment funds, structured finance vehicles and separately managed accounts that invest capital in both liquid and illiquid credit strategies on behalf of some of the largest public and private pension plans, global financial institutions, university endowments and other institutional and public market investors. Its investment professionals utilize an industry and thematic approach to investing and benefit from access, where appropriate, to the broader resources and intellectual capital of KKR & Co. KKR’s principal business address is 555 California Street, 50th Floor, San Francisco, CA 94104.

About CNL and KKR Relationship

The historical performance data for Corporate Capital Trust, Inc. (“CCT”) included in this prospectus is shown on a fully discretionary basis. Such performance data of CCT is not a substitute for our performance and is not necessarily indicative of our future results. Although we may hold securities that are substantially similar to those held by CCT, our actual performance may differ significantly from the past performance of CCT. The timing and amount of any distributions to shareholders we may make are subject to applicable legal restrictions and the sole discretion of our board of trustees.

CNL Fund Advisors Company and KKR came together in 2010 to serve as the investment advisors of CCT, a continuous offered, non-traded business development company. Since 2010, they have worked together in this endeavor and below are the highlights from such endeavor.

Capital Raised

Since commencing its continuous public offering and through December 31, 2016, CCT had sold approximately 322 million shares of its common stock for gross proceeds of approximately $3.44 billion, including shares issued through CCT’s distribution reinvestment plan and shares purchased by CCT’s advisors.

Cash Distributions

From the commencement of its operations through December 31, 2016, CCT declared approximately $703 million in cash distributions to its shareholders, before considering the reinvestment of distributions into additional shares of common stock. The following table sets forth the amounts of regular and special cash distributions per share declared by the board of directors of CCT from July 1, 2011 through December 31, 2016:

Total Cash Distributions (Per Share)
June 16, 2011 through December 31, 2016	$4.36

The following table reflects the sources of the cash distributions (per share and aggregate dollar amounts) that CCT has paid on its common stock from the formal commencement of its investment operations on June 16, 2011 through December 31, 2016 (aggregate dollar amounts are presented in thousands):

	Year Ended December 31, 2013			Year Ended December 31, 2012			Period Ended December 31, 2011
Source of Distribution	Distribution Amount		Percentage	Distribution Amount		Percentage	Distribution Amount		Percentage

Net investment income (prior to reimbursement)	0.47	$49,935	57%	0.46	$14,108	60%	(0.23)	$(524)	(61)%

From Net Realized Gains	0.27	$28,047	32%	0.10	$3,040	13%	0.00	$3	0%

Distributions in excess of net investment income	0.09	$9,023	10%	0.15	$4,584	20%	0	$0	0%

Expense reimbursement from sponsor	0	$0	0%	0.05	$1,590	7%	0.60	$1,376	161%

Return of Capital	0	$0	0%	0	$0	0%	0	$0	0%

Total	0.83	$87,005	100%	0.76	$23,322	100%	0.37	$855	100%

	Year Ended December 31, 2016			Year Ended December 31, 2015			Year Ended December 31, 2014
Source of Distribution	Distribution Amount		Percentage	Distribution Amount		Percentage	Distribution Amount		Percentage

Net investment income (prior to reimbursement)	0.69	$210,096	85.8%	0.69	$176,688	86%	0.73	$130,126	92%

From Net Realized Gains	0	$0	—%	0.00	$0	0%	0.07	$11,892	8%

Distributions in excess of net investment income	0.11	$34,854	14.2%	0.11	$28,356	14%	0	$0	0%

Expense reimbursement from sponsor	0	$0	—%	0	$0	0	0	$0	0%

Return of Capital	0	$0	0%	0	$0	0%	0	$0	0%

Total	0.80	$244,950	100%	0.80	$205,044	100%	0.80	$142,018	100%

Total Returns

The following table sets forth the total return for CCT, excluding sales load for the period June 17, 2011 (commencement of operations) through December 31, 2011, the years 2012, 2013, 2014, 2015 and 2016, net of all management and incentive fees:

	Total Investment Return - Net Price (1)	Total Investment Return - Net Asset Value (2)
Period
June 17, 2011 to December 31, 2011	6.5%	6.5%
Year ended December 31, 2012	14.2%	14.3%
Year ended December 31, 2013	10.2%	11.4%
Year ended December 31, 2014	4.1%	5.9%
Year ended December 31, 2015	(2.0)%	(0.9)%
Year ended December 31, 2016	8.5%	9.5%

(1)	Total investment return-net price is a measure of total return for shareholders who purchased CCT’s common stock at the beginning of the period, including distributions declared during the period. Total investment return-net price is based on (i) the purchase of one share at the public offering price, exclusive of sales load, on the first day of the period, (ii) the sale at the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the distributions payable relating to one share, if any, on the last day of the period. The total investment return-net price calculation assumes that (i) monthly cash distributions are reinvested in accordance with CCT’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then current public offering price, exclusive of upfront sales load, on each monthly distribution payment date. Since there is no public market for CCT’s shares, the terminal sales price per share is assumed to be equal to the net asset value per share on the last day of the period presented. CCT’s current performance may be different from its historical performance as shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of CCT’s shares of common stock.

(2)	Total investment return-net asset value is a measure of the change in total value for shareholders who held CCT’s common stock at the beginning and end of the period, including distributions declared during the period. Total investment return-net asset value is based on (i) net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the distributions payable relating to one share, if any, on the last day of the period. The total investment return-net asset value calculation assumes that (i) monthly cash distributions are reinvested in accordance with CCT’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then current public offering price, net of upfront sales load, on each monthly distribution payment date. Since there is no public market for CCT’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. CCT’s current performance may be different from its historical performance as shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of CCT’s shares of common stock.

Offering Price Adjustments

Initially CCT sold shares at an offering price of $10.00 per share. The following table summarizes CCT’s adjustments to its per share public offering price and the closing date on which such adjustments were first effective:

Public Offering Price		First Effective Closing Date
$10.00		June 16, 2011
$10.25		October 26, 2011
$10.40		January 11, 2012
$10.65		January 25, 2012
$10.85		February 29, 2012
$10.95		September 19, 2012
$11.05		January 30, 2013
$11.10		May 8, 2013
$11.20		November 27, 2013
$11.30		December 18, 2013
$11.00		December 24, 2014
$10.75		August 12, 2015
$10.45		September 30, 2015
$10.20		November 25, 2015
$10.00		December 23, 2015
$9.80		February 3, 2016
$8.87	*	May 25, 2016
$8.97	*	June 8, 2016
$9.02	*	August 17, 2016
$9.07	*	October 12, 2016

*Shares offered net of all sales load.

Market Opportunity

We pursue a strategy focused on investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of our Advisors. We believe that the size of the market and these companies’ demand for flexible sources of capital has the potential to create an attractive investment environment for a number of reasons, including the following:

●

Current Market Environment. After the financial crisis of 2008–2009, volatility spikes have become the norm, and 2016 was no exception. In the last 12 months, markets have been surprised by events such as Brexit and the outcome of the U.S. presidential election. Despite the volatility, improving macroeconomic conditions have led to strengthening fundamentals and also positive returns in leveraged credit. With this improvement, a large volume of deals made the fourth quarter of 2016 the busiest of the year for the market.

Given the backdrop we have experienced and the need for capital in the marketplace, we continue to believe that our closed-end structure, our predominately floating rate debt portfolio, and long term fundamental underwriting approach positions us well. We continue to focus on providing capital to companies that, for a variety of reasons, are unable to access the syndicated debt markets.

We believe three items continue to support our underlying investment thesis. First, leveraged lending guidelines at traditional lenders result in corporate and financial buyers looking beyond traditional financial intermediaries to support their deals. Second, the capabilities of our Advisors, surety to close, and long term hold strategy have become understood and appreciated by borrowers. Finally, we believe the current environment offers attractive risk adjusted transaction terms through our ability to provide long term and large financing solutions to our borrowers.

Since the financial crisis of 2008–2009, traditional lenders have been the subject of numerous regulatory changes which have paved the way for alternative lenders like our Company; however, the new U.S. President has proposed loosening regulations on traditional lenders – but how much, when, and what this means remains uncertain. We believe continued focus on the fundamentals, including rigorous due diligence, robust credit underwriting and direct structuring of investments, best positions our portfolio to protect principal and generate attractive risk-adjusted returns.

●	Significant Private Equity Capital Available for New Transactions. In addition to general refinancing opportunities that rely heavily on debt financing, we believe there is a large pool of committed but uninvested capital, both in the United States and globally, available for use in new private equity investments. Industry sources suggest that as of December 31, 2016, there was approximately $535 billion of private equity capital available for private equity investments in the United States alone. We expect that as a result of their investable capital, private equity firms will be active investors in U.S. medium- and large-sized companies over the next few years and will require significant amounts of debt to finance their transactions including mergers, acquisitions, and carve outs.

●	Greater Demand for Non-Traditional Sources of Debt Financing. We believe that the financial crisis of 2008 inspired a certain skepticism on the part of small and middle-market companies towards institutional banks. Facing balance sheet strain as a result of the financial crisis, we believe that these institutions have also become less focused on building a constructive, long-term relationship with smaller borrowers. Consequently, we believe there is an increasing trend for companies to seek financing from alternative capital providers, such as our Company, that are able to develop trusted relationships with borrowers and offer a higher degree of certainty.

●	Business Environment. As new banking regulations, such as those implementing Basel III and the Dodd-Frank Act, require financial institutions to meet increased capital requirements, we believe it will become difficult and inefficient for these institutions to meet the financing needs of growing medium- to large-sized companies and we believe these regulations will broaden investment opportunities for non-bank investors and investment entities like us.

Our Potential Competitive Advantages

As a business development company with a particular focus on lending activities, we experience competition from other business development companies, commercial banks, specialty finance companies, open-end and closed-end investment companies, opportunity funds, private equity funds and institutional investors, many of which have greater financial resources than we do for the purposes of lending to U.S. businesses within our stated investment focus. These competitors may also have a lower cost of capital, may be subject to less regulatory oversight, and may have lower overall operating costs. The level of competition impacts our ability to raise capital, find suitable corporate borrowers that meet our investment criteria and acquire and originate loans to these corporate borrowers. We may also face competition from other funds in or to which CNL and KKR or their respective affiliates participate or advise.

We believe we have the following potential competitive advantages over other capital providers that operate in the markets we target and will allow us to take advantage of the market opportunity we have identified:

●	Proprietary Sourcing and Deal Origination. Our Advisors, through their deep industry relationships and investment teams that actively source new investments, provide us with immediate access to an established source of proprietary deal flow. CNL, KKR and their affiliates have built franchises and deep relationships with major companies, financial institutions and other investment and advisory institutions for sourcing new investments. KKR’s investment professionals are also organized into industry groups that conduct their own primary research, develop views on industry themes and trends and proactively work to identify companies in which to invest, often on an exclusive basis. We believe that our Advisors’ broad networks and the internal deal generation strategies of their investment teams create favorable opportunities to deploy capital across a broad range of originated transactions that have attractive investment characteristics.

●	Focusing on Preserving Capital and Minimizing Losses. We believe that protecting principal and avoiding capital losses are critical to generating attractive risk-adjusted returns. Toward that end, our investment process is designed to: (i) utilize our Advisors’ proprietary knowledge and deep industry relationships to identify attractive prospective portfolio companies, (ii) conduct rigorous due diligence to evaluate the creditworthiness of, and potential returns from, credit investments in such portfolio companies, (iii) stress test prospective investments to assess the viability of potential portfolio companies in a downside scenario and their ability to repay principal and (iv) structure investments and design covenants and other rights that anticipate and mitigate issues identified through this process.

●	Experienced Management and Investment Expertise. Affiliates of each of our Advisors have more than 35 years of investment experience that spans a broad range of economic, market and financial conditions. By accessing their combined resources, skills and experience, we believe we will benefit from CNL’s investment philosophy of concentrating on underserved, undercapitalized markets and KKR’s rigorous investment approach, industry expertise and experience investing throughout a company’s capital structure. Further, we benefit from KKR’s and an affiliate of CNL’s experience advising CCT which has increased their visibility and relationship network to middle-market companies.

●	Disciplined Credit Analysis and Portfolio Monitoring. Our Advisors provide immediate access to an established platform for evaluating investments, managing risk and focusing on opportunities that generate attractive returns with appropriate levels of risk. Through KKR, we benefit from an investment infrastructure that allows for intensive due diligence to filter investment opportunities and helps select investments that offer favorable risk/reward characteristics.

●	Versatile Transaction Structuring and Flexible Capital. Our Advisors and their management have experience and expertise in evaluating and structuring investments at all levels of a company’s capital structure and with varying features, providing numerous tools to manage risk while preserving opportunities for income, capital preservation and, to a lesser extent, long-term capital appreciation. We seek to capitalize on this expertise and build our investment portfolio that performs in a broad range of economic conditions while meeting the unique needs of a broad range of borrowers. Although we are subject to regulation as a business development company, we are not subject to many of the regulatory limitations that govern traditional lending institutions. As a result, we believe that we can be more flexible in selecting and structuring investments and adjusting investment criteria. We believe borrowers view this flexibility as a benefit, making us an attractive financing partner.

●	Long-Term Investment Horizon. We believe that our flexibility, as a closed-end fund, to make investments with a long-term perspective provides us with the opportunity to generate favorable returns on invested capital and expands the types of investments that we may consider. The long-term nature of our capital helps us avoid disposing of assets at unfavorable prices and we believe makes us a better partner for portfolio companies.

Investment Types

We focus primarily on investments in senior and subordinated debt of eligible portfolio companies, which we believe offer opportunities for attractive risk-adjusted returns and income generation. Our debt investments may be secured in varying degrees of priority or may be unsecured. We may also invest in common or preferred equity of portfolio companies, including non-controlling equity investments, or hold instruments that convert into such securities. We may also invest in various types of derivatives, including total return swaps (“TRS”), interest rate swaps and foreign currency forward contracts and options. We may also invest in the equity interests of other private investment funds or entities and may co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring jointly-controlled or non-controlling interests in certain investments in conjunction with participation by one or more third parties in such investment. The following diagram illustrates the placement of these investments lie in a typical portfolio company’s capital structure.

Typical Capital Structure Diagram

Senior debt is situated at the top of the capital structure and typically has the first claim on the assets and cash flows of a company followed by subordinated debt, preferred equity and common equity, respectively. Other than common equity, each category of investment may be further divided into different classes of holders that have different rankings, or priorities, among themselves. Senior debt investments will generally take the form of senior secured first lien loans, senior secured second lien loans, or senior secured bonds. Due to this priority of cash flows, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for assuming the risk associated with junior status in the form of higher expected returns, either through higher interest payments or potentially greater capital appreciation. We rely on our Advisors’ experience to structure investments, possibly using all levels of the capital structure, which we believe will perform in a broad range of economic environments. Pursuant to the Omnibus Guidelines, as adopted by the North American Securities Administrators Association, we may not acquire interests in any portfolio companies or other assets in exchange for our common stock or any other ownership interest in us.

Our Investment Strategy

Our investment strategy is focused on creating and growing an investment portfolio that generates attractive risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our investment portfolio. Throughout this prospectus, we may refer to the issuers of our investments as portfolio companies. When evaluating an investment in, or investment security issued by a portfolio company, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe our flexible approach to investing allows us to take advantage of opportunities that offer the most favorable risk/reward characteristics. Except as restricted by the 1940 Act or by the Code, we deem all of our investment policies to be non-fundamental, which means that they may be changed by our board of trustees without shareholder approval.

Investment Approach

We analyze corporate debt investments both from the “top-down” and the “bottom-up.” The top-down analysis involves a macroeconomic analysis of relative asset valuations, long-term industry trends, business cycles, interest rate expectations, credit fundamentals and technical factors to target specific industry sectors and asset classes in which to invest. The bottom-up analysis includes a rigorous analysis of the credit fundamentals and capital structure of each portfolio company considered for investment and a thorough review of the impact of credit and industry trends and dislocation events on a potential investment.

Our Transaction Process

Sourcing and Selecting Investments

We expect our relationships with our Advisors to provide us with immediate access to established sources of deal flow. We benefit from transaction opportunities that arise in the ordinary course from their brands, established investment infrastructure, significant amounts of investable capital, and relationships with leading executives at major companies, financial institutions and other investment and advisory institutions who are seeking capital or participating in the capital formation process. To enhance our opportunities and increase the amount of investments that we may consider, we intend to further capitalize on proprietary investment opportunities that KKR identifies and develops through primary research, industry activities and deal sourcing skills of its investment professionals.

Due Diligence

Once a potential investment has been identified, the relevant investment team will screen the opportunity and make a preliminary determination concerning whether to proceed with a more comprehensive due diligence review. Because KKR is responsible for the day-to-day operations of our investment portfolio, its professionals lead the due diligence processes. The objective of the due diligence process is to identify attractive investment opportunities based on the facts and circumstances surrounding an investment and identify applicable business, financial, tax, accounting, structural, legal or other issues in order to determine whether an investment is suitable.

When evaluating the suitability of a debt investment, we employ an ownership-oriented, “private equity” approach to credit underwriting and subject each investment to a rigorous credit analysis. This review considers industry dynamics, the issuer’s competitive position, the quality and track record of the issuer’s management team, margin stability, industry and company trends, pricing terms, expected returns, credit structure, credit ratings, and historical and projected financial data. KKR’s investment professionals may meet with management or use the services of outside advisors and industry experts as appropriate to assist them in the due diligence process. We have access to the full available resources of both our Advisors, including KKR & Co. professionals that focus on other asset classes, where appropriate and permitted under information barriers and ethical walls.

Transaction Structuring and Execution

In addition to due diligence, we believe that structuring transactions appropriately is a key factor to producing strong investment results under any economic conditions. Accordingly, we actively consider transaction structures and seek to process and negotiate terms that provide opportunities for attractive risk-adjusted returns while still addressing the financing and business needs of the prospective portfolio company. To accomplish this goal, we work with the management teams and other financing providers to structure a financing package that will work for all parties and establish how an investment is expected to perform relative to other sources of capital. Relevant investment features may include investment seniority, collateral packages, cash interest payments, PIK interest payments, amortization schedules for principal repayments, redemption features, maturity dates, sinking fund provisions, covenants and pricing terms.

In the case of debt investments, we seek to structure each transaction in a manner that protects our rights and manages our risk while creating incentives for the prospective portfolio company to achieve its business plan and improve its profitability. For example, in addition to seeking a more senior position in the capital structure of our portfolio companies, we may limit the downside potential of our investments by:

●	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

●	incorporating “put” rights and “call protection” into the investment structure; and

●	negotiating affirmative and negative covenants, default penalties, lien protection, change of control provisions and other creditor rights that protect our capital while affording the portfolio company as much flexibility in managing its business as is prudent.

Our debt investments may be accompanied by warrants, options or other forms of equity participation that provide additional consideration or “upside” in a transaction. Because warrants and other similar rights generally require only a nominal cost to exercise, they may generate additional investment returns with little incremental cost to us. We may also structure warrants and other similar rights to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the company, upon the occurrence of specified events. Depending on the nature of the equity, we may invest in the equity through a taxable subsidiary. In many cases, we may also obtain registration rights in connection with these investments that enhance the transferability of our investment.

Each investment that we make requires the approval of both of our Advisors. Once an investment has received the approval of both our Advisors, the transaction may be effected. Certain affiliated co-investment transactions, may also require review and approval by our independent trustees. Specifically, the 1940 Act imposes significant limits on co-investment with affiliates such as other funds or pools of capital managed by CNL or KKR, and we generally will not be permitted to co-invest alongside our affiliates in privately negotiated transactions unless such transactions are permitted pursuant to an exemptive order from the SEC or the transaction is otherwise permitted under existing regulatory guidance, such as syndicated transactions where price is the only negotiated term. On May 21, 2013, the SEC issued an order granting CCT exemptive relief that expanded CCT’s ability to co-invest with certain of the affiliates of CCT’s advisors in privately negotiated transactions. Subject to the conditions specified in the exemptive order, CCT is permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR. We do not intend to invest in or hold securities of companies that were, prior to our original investment, controlled by affiliates of our Advisors. On December 24, 2014, CCT and the Company filed an amendment with the SEC to request expansion of the exemptive relief granted to CCT to include the Company so that we will also have the ability to co-invest with certain of the affiliates of our Advisors, including CCT, in privately negotiated transaction, including certain investments originated and directly negotiated by KKR. Upon being added to CCT’s exemptive order, we will adopt KKR’s allocation policy, which policy is designed to fairly and equitably distribute investment opportunities over time among funds or pools of capital managed by KKR. The KKR allocation policy will provide that once an investment has been approved and is deemed to be in our best interest, we will receive a pro rata share of the investment based on capital available for investment in the asset class being allocated. Determinations as to the amount of capital available for investment are based on such factors as: the amount of cash on-hand, existing commitments and reserves, the targeted leverage level, the targeted asset mix and diversification requirements, other investment policies and restrictions, and limitations imposed by applicable laws, rules, regulations or interpretations. However, there can be no assurance that investment opportunities will be allocated to us fairly or equitably in the short-term or over time.

Monitoring Investments

Our Advisors meet regularly to discuss and review our portfolio. Because KKR is responsible for the day-to-day management of the portfolio, its professionals lead our ongoing portfolio monitoring process using daily, quarterly and annual analyses for the investments. Daily analyses include morning market meetings, industry and company pricing runs, and industry and company reports. Quarterly analyses include the preparation of quarterly operating results, reconciliations of actual results to projections and updates to financial models (including baseline and stress cases). Annual analyses involve preparing annual credit memoranda, conducting internal audits and testing compliance with monitoring and documentation requirements.

As a business development company, we are required to offer and provide managerial assistance to our portfolio companies. This assistance could involve monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our Advisors or our administrator will make available such managerial assistance, on our behalf, to portfolio companies, whether or not they request this assistance.

Exiting Investments

We seek to invest in portfolio companies that can generate consistent cash flow to repay their loans while maintaining growth in their businesses. We expect this internally generated cash flow to be a key means through which we will receive timely payment of interest and loan principal. Additionally, we seek to invest in portfolio companies whose business models and growth prospects offer attractive exit possibilities via third-party transactions, including sales to strategic or other buyers and initial public offerings of common stock. Such third-party transactions may be particularly important in realizing capital gains through the equity portions of our investments. We may also seek to exit investments in secondary market transactions when price targets are achieved or circumstances otherwise warrant.

Characteristics of Investments

While we consider each investment opportunity independently, we generally focus on portfolio companies that share the following characteristics:

●	Size. We seek to provide capital to medium- and large-sized private companies, which typically have more defensible market positions, stronger franchises and operations and better credit characteristics relative to their smaller peers. Although there are no strict lower or upper limits on the size of a company in which we may invest, we expect to focus on companies with EBITDAs (earnings before interest, taxes, depreciation and amortization) greater than $25 million.

●	Capital Structure. Our portfolio consists primarily of senior and subordinated debt, which may in some cases be accompanied by warrants, options, equity co-investments, or other forms of equity participation. We seek to invest in portfolio companies that generate free cash flow at the time of our investment and benefit from material investments from well-known equity investors.

●	Management Team. We seek to prioritize investing in portfolio companies with strong management teams that we believe have a clear strategic vision, long-standing experience in their industry and a successful operating track record. We favor companies in which management’s incentives appear to be closely aligned with the long-term performance of the business, such as through equity ownership.

●	Stage of Business Life Cycle. We seek mature, privately owned businesses that have long track records of stable, positive cash flow. We do not intend to invest in start-up companies or companies with speculative business plans. As a business development company, we generally must, under relevant SEC rules, invest at least 70% of our total assets in “qualifying assets,” which includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public listed companies that have a market capitalization of less than $250 million.

●	Industry Focus. While we consider opportunities within all industries, we prioritize industries having, in our view, favorable characteristics from a lending perspective. For example, we seek companies in established industries with stable competitive and regulatory frameworks, where the main participants have enjoyed predictable, low-volatility earnings. We give less emphasis to industries that are frequently characterized by less predictable and more volatile earnings.

●	Geography. As a business development company under the 1940 Act, we focus on and invest at least 70% of our total assets in U.S. companies. To the extent we invest in foreign companies, we are required to do so in accordance with 1940 Act limitations and only in jurisdictions with established legal frameworks and a history of respecting creditor rights.

●	Liquidity. We focus on originated debt investments sourced through the networks of our Advisors. We define originated debt investments as any investment where our Advisors negotiate the terms of the transaction beyond just the price, which, for example, may include negotiating financial covenants, maturity date or interest rate terms. Substantially all debt securities acquired through originated transactions are subject to legal and other restrictions on resale or are otherwise less liquid than exchange-listed securities, in that we typically would be unable to exit these investments unless and until the portfolio company has a liquidity event such as a sale, refinancing, or initial public offering. While these investments are generally less liquid than investments purchased on the secondary market, we believe that the illiquidity premium associated with these investments may offer an attractive risk adjusted return. In addition, based upon the then current market opportunity, we may acquire debt investments through secondary market transactions which will generally have increased liquidity characteristics as compared to originated transactions.

While we believe that the criteria listed above are important in identifying and investing in portfolio companies, we consider each investment on a case-by-case basis. It is possible that not all of these criteria will be met by each portfolio company in which we invest. There is no limit on the maturity or duration of any investment in the portfolio. We anticipate that substantially all of the investments held in our portfolio will have either a below investment grade rating by Moody’s Investors Service and/or Standard & Poor’s or will not be rated by any rating agency. Below investment grade securities, which are often referred to as “junk” securities, have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. Investment sizes will vary as our capital base changes and will ultimately be at the discretion of our Advisors subject to oversight by our board of trustees.

Loans and Loan Participations and Assignments

We may also invest in loan participations and assignments. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. In a typical corporate loan syndication, a number of lenders or co-lenders, usually banks, lend a corporate borrower a specified sum pursuant to the terms and conditions of a loan agreement. One of the co-lenders usually agrees to act as the agent bank with respect to the loan. Interests that we acquire may take the form of an assignment, which creates a direct or co-lending relationship with the corporate borrower or a participation in the seller’s share of the loan which places us in privity with the lender, but not the borrower. However, when we act as co-lender in connection with an assignment, we would expect to have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest.

For purposes of certain investment limitations pertaining to diversification and concentration of our portfolio investments, the issuer of a loan participation will be the underlying borrower. However, in cases where we do not have recourse directly against the borrower, both the borrower and each agent bank and co-lender interposed between us and the borrower will be deemed issuers of a loan participation.

Temporary Investments

Pending investment in the debt of private companies, we intend to invest our cash primarily in cash, cash equivalents, U.S. government securities, money market funds, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment. We expect to maintain cash reserves from time to time for investment opportunities, working capital and distributions.

Securities Issued by Investment Companies

Our investments in securities issued by any registered investment company are restricted by the 1940 Act. Under these limits, except for registered money market funds we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one registered investment company or invest more than 10% of the value of our total assets in the securities of more than one registered investment company. With regard to that portion of our portfolio invested in securities issued by registered investment companies, it should be noted that such investments might indirectly subject our shareholders to additional expenses as they will indirectly be responsible for the costs and expenses of such companies.

Other Terms

Our Advisors seek to tailor the terms of each privately negotiated investment in a manner that attempts to protect our rights and manage risk appropriately while creating incentives for the portfolio company to achieve its business plan and improve its profitability. We limit the downside risk exposure of our investment portfolio by:

●	applying our investment strategy guidelines for portfolio investments;

●	requiring a total return on investments (including both interest and potential equity appreciation) that adequately compensates for credit risk;

●	diversifying our portfolio, size permitting, with an adequate number of companies, across different industries, with different types of collateral;

●	seeking collateral or superior positions in the portfolio company’s capital structure where possible;

●	incorporating “put” rights and “call protection” into the investment structure where possible; and

●	negotiating covenants that may include affirmative and negative covenants, as well as default penalties, lien protection, change of control provisions and board rights that protect us while affording portfolio companies flexibility in managing their businesses consistent with preservation of capital.

Additionally, we may seek, but are not required, to impose significant prepayment penalties in order to reduce or eliminate prepayment risk. Such prepayment penalties may be in the form of fees or redemption premiums. We may also enter into interest rate or currency exchange rate hedging transactions at the sole discretion of our Advisors. Such transactions should enable us to selectively modify interest rate or currency exchange rate exposure as market conditions dictate.

Affirmative covenants require borrowers to take actions that are meant to ensure the solvency of the company, facilitate the lender’s monitoring of the borrower, and ensure payment of interest and loan principal due to lenders. Examples of affirmative covenants include requiring portfolio companies to maintain adequate insurance, accounting, and tax records, and to make frequent financial reporting available to the lender.

Negative covenants impose restrictions on the borrower and are meant to protect lenders from actions that the borrower may take that could harm the credit quality of the lender’s investments. Examples of negative covenants include restrictions on the payment of dividends and restrictions on the issuance of additional debt without the lender’s approval. In addition, certain negative covenants restrict a borrower’s activities by requiring it to meet certain earnings interest coverage ratio, leverage ratio or net worth requirements.

General

We do not expect to invest in, or hold securities of, companies that are controlled by affiliates’ other clients. We do not expect to pursue or hold investments in these companies even if our Advisors determine that these investments meet our investment objective and strategies. As a result, we will forgo the opportunity to receive any positive returns associated with investing in companies controlled by affiliates’ other clients.

Compliance with any policy or limitation on us that is expressed as a percentage of assets is determined at the time of purchase of portfolio securities. This policy will not be violated if these limitations are exceeded because of changes in the market value of portfolio companies. Except as required by the 1940 Act, our declaration of trust, or the Code, or as otherwise provided in the prospectus, all of our investment policies may be changed by our board of trustees without shareholder approval.

Other Factors Affecting Portfolio Construction

As a business development company that is regulated under the 1940 Act and intends to qualify annually as a RIC under the Code, our investment activities are subject to certain regulatory restrictions that impact our portfolio construction. These restrictions include requirements that we invest our capital primarily in U.S. companies that are privately owned, as well as investment diversification and source of income criteria that are imposed by the Code.

Portfolio Update

On March 1, 2016, we commenced investment operations and began executing on our strategy of investing in the debt of privately owned U.S. companies. Specifically, as of December 31, 2016, our investment portfolio consisted of investment interests in 55 portfolio companies, for a total fair value of $56.2 million. The investment portfolio is primarily composed of senior debt and subordinated debt. As of December 31, 2016, 89.4% of our debt investments, based on fair value, featured floating interest rates, primarily based on LIBOR. As of December 31, 2016, our investment portfolio was diversified across 16 industries. The following tables contain a summary of the portfolio companies in which we have debt or equity investments as of December 31, 2016:

Name and Address *	Nature of Business
ABB CONCISE Optical Group, LLC	The nation’s leading distributor of optical products, including contact lenses, frames, sunglasses, accessories and contact lens solutions
12301 Northwest 39th Street
Corel Springs, FL 33065
ABILITY Network, Inc.	Provides web-based management technology by using the Internet to securely connect healthcare providers to Medicare
100 North 6th Street, Butler Square, Suite 900A
Minneapolis, MN 55403
Accuride Corp	Produces steel wheels and aluminum wheels in North America
7140 Office Circle
Evansville, IN 47715
Allegheny Technologies Inc.	Produces high performance metals and downstream applications
1000 Six PPG Place
Pittsburgh, PA 15222
Applied Systems, Inc.	Provides software solutions and services for insurance organizations to automate the management of their clients and policies
200 Applied Parkway
University Park, IL 60484
BakerCorp International Inc.	Provides solid and liquid waste containment rentals
7800 North Dallas Parkway, Suite 500
Plano, TX 75024
Bay Club, Co.	Membership-based hospitality company with clubs that offer gyms, golf, tennis, squash, swimming, children’s camps, child care, and social events
1 Lombard Street
San Francisco, CA 94111
Belk, Inc.	A department store operator in the US, with hundreds of stores across multiple southeastern states
2801 West Tyvola Road
Charlotte, NC 28217

BJ’s Wholesale Club Inc.	Sells food and general merchandise.
25 Research Drive
Westborough, MA 01581
Caesars Growth Properties Holdings LLC	Provides entertainment, gaming and lodging services
One Caesars Palace Drive
Las Vegas, NV 89109
Commercial Barge Line, Co.	One of America’s largest liquid cargo and dry cargo barge lines with a fleet of approximately 4,200 barges, powered by 175 towboats
1701 East Market Street
Jeffersonville, IN 47130
CSM Bakery Products	Offers bakery ingredients and products in the United States, Canada, and Mexico
1912 Montreal Road
Tucker, GA 30084
CTI Foods Holding Co., LLC	Produces custom food products for the foodservice industry
22303 Highway 95
Wilder, ID 83676
David’s Bridal, Inc.	Manufactures and markets wedding dresses and accessories
1001 Washington Street
Conshohocken, PA 19428
Distribution International, Inc.	Distributes thermal and acoustical insulation and related supplies for maintenance and repair operations in the U.S.
9000 Railwood Drive
Houston, TX 77078
Dynegy Inc.	Owns and operates a power generation portfolio
601 Travis Street, Suite 1400
Houston, TX 77002
FleetPride Corp.	Distributes truck and trailer parts
600 East Las Colinas Blvd, Suite 400
Irving, TX 75039
Formula One (LUX)	Owns the rights to commercialize automobile races under the Formula One rules set by the International Automobile Federation
6 Princes Gate, Knightsbridge
London, United Kingdom
Genesys Telecommunications Laboratories, Inc.	Provides contact center solutions for mid-sized to large enterprises
2001 Junipero Serra Blvd, Suite 600
Daly City, CA 94014
Genoa, a QoL Healthcare Co., LLC	Pharmacy and telepsychiatry provider serving the behavioral health and addiction treatment community
18300 Cascade Avenue South, Suite 251
Tukwila, WA 98188
Global Eagle Entertainment Inc.	Provides media, aviation connectivity and maritime services
4553 Glencoe Ave
Marina del Rey, CA 90292
Grocery Outlet, Inc.	Operates grocery stores that remarket excess inventories
5650 Hollis Street
Emeryville, CA 94608
Heartland Dental Care, Inc.	Provides dental practice management services to dental practices
1200 Network Center Dr.
Effingham, IL 62401

Information Resources Inc.	Provides market measurement data and analytics to consumer packaged goods companies
150 North Clinton Street
Chicago, IL 60661
Integra Telecom Holdings, Inc.	Provides software solutions and services for insurance organizations to automate the management of their clients and policies
1201 NE Lloyd Boulevard, Suite 500
Portland, OR 97232
iParadigms Holdings, LLC	Leading provider of anti-plagiarism and grading solutions for the Higher Education and Secondary Education end-markets
1111 Broadway, 3rd floor
Oakland, CA 94607
JC Penney Corp., Inc.	National apparel and home furnishings department store chain
6501 Legacy Dr.
Plano, TX 75024
Koosharem, LLC	Provider of diversified staffing solutions in the U.S.
3820 State Street
Santa Barbara, CA 93105
MedAssets, Inc.	Provides technology-enabled products and services for hospitals and health systems
100 North Point Center East
Alpharetta, Georgia 30022
Misys, Ltd. (GBR)	Provides industry specific software for banking, treasury, trading, and risk solutions
1 Kingdom Street Paddington
London, United Kingdom W2 6BL UK
NEP Group, Inc.	Offers post production and studio services to TV broadcast companies
2 Beta Drive
Pittsburgh, PA 15238
Netflix, Inc.	Internet subscription service for watching television shows and movies.
100 Winchester Circle
Los Gatos, CA 95032
Netsmart Technologies, Inc.	Technology provider for health and human services and integrated care
4950 College Boulevard
Overland Park, KS 66211
NewWave Communications, Inc.	Deploys, constructs, and maintains wireless-communication towers and related equipment
231 Commerce Drive
Franklin, IN 46131
P2 Energy Solutions, Inc.	Provider of comprehensive range of software, geospatial data, land management tools, and outsourcing to the upstream oil and gas industry
1670 Broadway, Suite 2800
Denver, CO 80202
PAE Holding Corp	Provides mission-critical services to the U.S. government operating in different segments.
1320 North Courthouse Road, Suite 800
Arlington, VA 22201
Paradigm Acquisition Corp.	Provider of catastrophic and complex case management for the worker’s compensation industry
1033 Skokie Blvd, Suite 600
Northbrook, IL 60062
Polyconcept North America Holdings, Inc.	Provides promotional, lifestyle, and gift products
400 Hunt Valley Road
New Kensington, PA 15068
Polyconcept North America, Inc.	Provides promotional, lifestyle, and gift products
400 Hunt Valley Road
New Kensington, PA 15068

Press Ganey Holdings, Inc.	Provider of patient experience measurement and performance improvement solutions
401 Edgewater Place, Suite 500
Wakefield, MA 01880
RedPrairie Corp.	Develops productivity software solutions for manufacturers, distributors, consumers, and retailers
3905 Brookside Parkway
Alpharetta, GA 30022
Riverbed Technology, Inc.	Provider of wide area network optimization, branch converged infrastructure, and network and application performance management solutions
680 Folsom St.
San Francisco, CA 94107
Safway Group Holding, LLC	Provides scaffolding, insulation, fireproofing, surface preparation, and coatings
N 19 W24200 Riverwood Dr.
Waukesha, WI 53188
Savers, Inc.	Operates a chain of retail thrift stores
11400 S.E. 6th Street, Suite 220
Bellevue, WA 98004
Sequa Corp.	Provides aftermarket service and repairs for jet engine parts and coats steel for commercial and residential uses
3999 RCA Blvd.
Palm Beach Gardens, FL 33410
SI Organization, Inc.	Provides high-end systems engineering, modeling, analysis, and risk mitigation services
15052 Conference Center Drive
Chantilly, VA 20151
SIRVA Worldwide, Inc.	Global leader in moving and relocation services
One Parkview Plaza
Oakbrook Terrace, IL 60181
SRS Distribution, Inc.	Distributor of roofing products to contractors
5900 S. Lake Forest Drive, Suite 400
McKinney, TX 75070-2196
TIBCO Software, Inc.	A global leader in infrastructure and business intelligence software
3303 Hillview Avenue
Palo Alto, CA 94304
TruGreen, LP	Residential and commercial lawn service company in North America
1790 Kirby Parkway, Forum II Suite 300
Memphis, TN 38138
USIC Holdings Inc.	Provides underground utility locating services.
9045 North River Road, Suite 300
Indianapolis, IN 46240
Vertafore Inc.	Provider of enterprise resource planning and customer relationship management software
11724 NE 195th
Bothell, WA 98011
Vertiv, Co.	Designer and manufacturer of power and climate products for datacenter, communications, and commercial customers
1050 Dearborn Drive
Columbus, OH 43085
WireCo WorldGroup, Inc.	Manufacturer of steel and synthetic rope, specialty wire, electromechanical cable, and other engineered products
2400 West 75th Street
Prairie Village, KS 66208

Xerox Business Services, LLC	Provides business process outsourcing and information technology (IT) services worldwide
45 Glover Avenue
Norwalk, CT 06856

* Investment may be an obligation of one or more entities affiliated with the named company.

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
Senior Secured Loans - First Lien—72.1%
ABB CONCISE Optical Group, LLC	(1)	Retailing	L + 500	1.00%	6/15/2023	$514,880	$513,108	$521,959
ABILITY Network, Inc.	(1)	Health Care Equipment & Services	L + 500	1.00%	5/14/2021	202,267	198,590	203,278
Accuride Corp	(1)	Capital Goods	L + 700	1.00%	11/3/2023	788,670	765,163	772,897
BakerCorp International Inc.	(1)	Capital Goods	L + 300	1.25%	2/7/2020	114,026	100,373	109,323
Bay Club, Co.	(1)	Consumer Services	L + 650	1.00%	8/24/2022	1,226,258	1,202,771	1,236,988
Belk, Inc.	(1)	Retailing	L + 475	1.00%	12/12/2022	1,229,651	1,114,290	1,064,675
Caesars Growth Properties Holdings LLC	(e)(f)(1)	Consumer Services	L + 525	1.00%	5/8/2021	534,486	535,552	539,331
Commercial Barge Line, Co.	(1)	Transportation	L + 875	1.00%	11/12/2020	556,474	527,276	526,795
CSM Bakery Products	(1)	Food, Beverage & Tobacco	L + 400	1.00%	7/3/2020	1,496,141	1,453,460	1,359,244
David’s Bridal, Inc.	(1)	Retailing	L + 400	1.25%	10/11/2019	854,141	793,882	757,696
Distribution International, Inc.	(1)	Retailing	L + 500	1.00%	12/15/2021	2,154,232	1,870,577	1,863,411
FleetPride Corp.	(1)	Capital Goods	L + 400	1.25%	11/19/2019	1,544,197	1,334,388	1,467,628
Genesys Telecommunications Laboratories, Inc.	(1)	Software & Services	L + 525	0.75%	12/1/2023	1,486,000	1,463,845	1,516,188
Global Eagle Entertainment Inc.	(e)(f)(3)	Media	L + 600	1.00%	12/22/2022	1,007,850	977,615	993,992
Heartland Dental Care, Inc.	(1)	Pharmaceuticals, Biotechnology & Life Sciences	L + 450	1.00%	12/21/2018	261,836	259,498	262,572
Information Resources Inc.	(e)(2)	Commercial & Professional Services	L + 425	1.00%	12/20/2023	608,070	605,030	613,391
Integra Telecom Holdings, Inc.	(1)	Telecommunication Services	L + 425	1.00%	8/14/2020	1,581,949	1,585,804	1,589,068
Koosharem, LLC	(1)	Commercial & Professional Services	L + 650	1.00%	5/15/2020	2,150,648	1,905,116	1,949,025
MedAssets, Inc.	(2)	Health Care Equipment & Services	L + 550	1.00%	10/20/2022	1,564,578	1,574,521	1,588,046
Netsmart Technologies, Inc.	(1)	Health Care Equipment & Services	L + 450	1.00%	4/19/2023	81,630	81,430	82,064
NewWave Communications, Inc.	(1)	Media	L + 375	1.00%	4/30/2020	$75,401	$70,127	$75,190
P2 Energy Solutions, Inc.	(e)(f)(1)	Software & Services	L + 400	1.00%	10/30/2020	532,707	507,403	508,069
PAE Holding Corp	(1)	Capital Goods	L + 550	1.00%	10/7/2022	2,195,480	2,194,968	2,217,435
Paradigm Acquisition Corp.	(1)	Health Care Equipment & Services	L + 500	1.00%	6/2/2022	1,492,424	1,492,424	1,485,581
Polyconcept North America, Inc.	(2)	Consumer Durables & Apparel	L + 525	1.00%	8/10/2023	335,030	331,819	339,218
RedPrairie Corp.	(2)	Software & Services	L + 350	1.00%	10/12/2023	1,000,000	1,003,681	1,012,625

Riverbed Technology, Inc.	(2)	Technology Hardware & Equipment	L + 325	1.00%	4/25/2022	34,550	34,550	34,847
Safway Group Holding, LLC	(1)	Capital Goods	L + 475	1.00%	8/21/2023	1,496,250	1,505,619	1,520,250
Savers, Inc.	(1)	Retailing	L + 375	1.25%	7/9/2019	693,117	611,151	645,032
Sequa Corp.	(1)	Capital Goods	L + 400	1.25%	6/19/2017	1,752,773	1,554,319	1,664,696
SI Organization, Inc.	(1)	Capital Goods	L + 475	1.00%	11/23/2019	603,600	603,636	611,335
SIRVA Worldwide, Inc.	(e)(1)	Commercial & Professional Services	L + 650	1.00%	11/18/2022	2,148,550	2,094,836	2,110,950
TIBCO Software, Inc.	(2)	Software & Services	L + 550	1.00%	12/4/2020	1,416,198	1,355,664	1,424,759
TruGreen, LP	(2)	Consumer Services	L + 550	1.00%	4/13/2023	1,585,224	1,601,050	1,610,984
USIC Holdings Inc.	(1)	Capital Goods	L + 375	1.00%	12/31/2023	1,054,790	1,052,172	1,065,776
Vertafore Inc	(e)(1)	Software & Services	L + 375	1.00%	6/30/2023	140,588	139,884	141,328
Vertiv, Co.	(2)	Technology Hardware & Equipment	L + 500	1.00%	11/30/2023	2,197,160	2,142,506	2,230,117
WireCo WorldGroup, Inc.	(1)	Capital Goods	L + 550	1.00%	7/21/2023	563,478	562,571	570,259
Xerox Business Services, LLC	(e)(f)(3)	Software & Services	L + 550	0.75%	12/7/2023	1,380,513	1,357,477	1,399,495
Total Senior Secured Loans - First Lien							$39,078,146	$39,685,517

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
Senior Secured Loans - Second Lien—19.2%
Applied Systems, Inc.	(1)	Software & Services	L + 650	1.00%	1/24/2022	$1,396,857	$1,394,216	$1,414,667
BJ’s Wholesale Club Inc.	(1)	Food & Staples Retailing	L + 750	1.00%	3/26/2020	2,035,800	2,048,601	2,064,210
CTI Foods Holding Co., LLC	(1)	Food, Beverage & Tobacco	L + 725	1.00%	6/28/2021	222,222	204,665	202,222
Formula One (LUX)	(e)(f)(g)(3)	Media	L + 675	1.00%	7/29/2022	422,630	421,573	426,856
Genoa, QoL Healthcare Co., LLC	(1)	Health Care Equipment & Services	L + 800	1.00%	10/28/2024	352,940	353,708	352,940
Grocery Outlet, Inc.	(1)	Food & Staples Retailing	L + 825	1.00%	10/21/2022	198,393	184,154	198,951
iParadigms Holdings, LLC	(1)	Software & Services	L + 725	1.00%	7/29/2022	189,244	184,279	182,620
Misys, Ltd. (GBR)	(f)(h)(g)	Software & Services		12.00%	6/12/2019	54,320	57,241	57,794
NEP Group, Inc.	(1)	Media	L + 875	1.25%	7/22/2020	215,054	202,787	217,204
NewWave Communications, Inc.	(1)	Media	L + 800	1.00%	10/30/2020	206,718	202,226	201,292
Polyconcept North America, Inc.	(2)(i)	Consumer Durables & Apparel	L + 1000	1.00%	12/31/2023	624,235	609,336	615,616
Press Ganey Holdings, Inc.	(2)	Health Care Equipment & Services	L + 725	1.00%	10/21/2024	2,024,940	2,053,581	2,065,439
SI Organization, Inc.	(1)	Capital Goods	L + 875	1.00%	5/23/2020	460,504	453,937	465,494
SRS Distribution, Inc.	(1)	Capital Goods	L + 875	1.00%	2/24/2023	444,840	436,419	459,716
WireCo WorldGroup, Inc.	(3)1e)	Capital Goods	L + 950	1.00%	7/12/2024	1,632,350	1,626,765	1,646,633
Total Senior Secured Loans - Second Lien							$10,433,488	$10,571,654
Total Senior Debt							$49,511,634	$50,257,171
Subordinated Debt—10.7%
Allegheny Technologies Inc.	(f)	Materials		7.88%	8/15/2023	$2,339,000	$2,278,936	$2,292,220
Dynegy Inc.	(f)	Utilities		6.75%	11/1/2019	978,000	988,195	995,115

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
JC Penney Corp., Inc.	(f)	Retailing		8.13%	10/1/2019	$1,383,000	$1,497,869	$1,493,640
Netflix, Inc.	(f)	Retailing		5.88%	2/15/2025	1,017,000	1,116,541	1,097,089
Total Subordinated Debt							$5,881,541	$5,878,064

Equity—0.1%
Polyconcept North America Holdings, Inc., Common Stock	(i)	Consumer Durables & Apparel				624	$62,424	$57,548
Total Equity							$62,424	$57,548
TOTAL INVESTMENTS — 102.1% (h)							$55,455,599	$56,192,783
OTHER ASSETS IN EXCESS OF LIABILITIES—(2.1%)								(1,175,492)
NET ASSETS—100.0%								$55,017,291

(a)	Security may be an obligation of one or more entities affiliated with the named company.
(b)	Non-controlled/non-affiliated investments as defined by the Investment Company Act of 1940, as amended (“1940 Act”), unless otherwise indicated. Non-controlled/non-affiliated investments are investments that are neither controlled investments nor affiliated investments.
(c)	Denominated in U.S. dollars unless otherwise noted.
(d)	Represents amortized cost for debt securities and cost for equity investments translated to U.S. dollars.
(e)	Position or portion thereof unsettled as of December 31, 2016.
(f)	The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The Company calculates its compliance with the qualifying assets test on a “look through” basis by disregarding the value of the Company’s total return swaps and treating each loan underlying the total return swaps as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 83.9% of the Company’s total assets represented qualifying assets as of December 31, 2016.
(g)	A portfolio company domiciled in a foreign country. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.
(h)	As of December 31, 2016, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $930,483; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $228,867; the net unrealized appreciation was $701,616; the aggregate cost of securities for Federal income tax purposes was $55,491,167.
(i)	Investments classified as Level 3 whereby fair value was determined by the Company’s Board of Trustees (see Note 2).
(1)	The interest rate on these investments is subject to a base rate of 3-Month LIBOR, which at December 31, 2016 was 1.00%. The current base rate for each investment may be different from the reference rate on December 31, 2016.
(2)	The interest rate on these investments is subject to a base rate of 1-Month LIBOR, which at December 31, 2016 was 0.77%. The current base rate for each investment may be different from the reference rate on December 31, 2016.
(3)	The interest rate on these investments is subject to a base rate of 6-Month LIBOR, which at December 31, 2016 was 1.32%. The current base rate for each investment may be different from the reference rate on December 31, 2016.
Abbreviations:
GBR - United Kingdom
LUX - Luxembourg
L = LIBOR - London Interbank Offered Rate, typically 3-Month

Co-Investments

Opportunities for co-investments may arise when our Advisors or their respective affiliates become aware of investment opportunities that may be appropriate for us and our affiliates’ other clients. As a business development company, we are substantially limited in our ability to co-invest in privately negotiated transactions with our affiliates’ other clients unless we obtain an exemptive order from the SEC. On May 21, 2013, the SEC issued an order granting CCT exemptive relief that expanded CCT’s ability to co-invest with certain of the affiliates of CCT’s advisors in privately negotiated transactions. Subject to the conditions specified in the exemptive order, CCT is permitted to co-invest with those affiliates in certain additional investment opportunities, including investments originated and directly negotiated by KKR. On December 24, 2014, CCT and the Company filed an amendment with the SEC to request expansion of the exemptive relief granted to CCT to include the Company so that we will also have the ability to co-invest with certain of the affiliates of our Advisors, including CCT, in privately negotiated transactions, including certain investments originated and directly negotiated by KKR.

Investment opportunities that are presented to an affiliate’s other client may be referred to us and vice versa. For each such referral, our Advisors intend to independently analyze and evaluate whether the co-investment transaction is appropriate for us. In addition, co-investment transactions that are recommended and approved by KKR will generally be subject to the review and approval by CNL as well as a committee consisting of the three independent trustees on our board of trustees, which we refer to as our independent trustee committee. For each type of co-investment transaction, we intend to apply a specific protocol, which will be approved by our independent trustee committee and be designed to ensure the fairness to us of the specific type of co-investment transaction. However, neither we nor any affiliates’ other client will be obligated to invest or co-invest when investment opportunities are referred to us or them.

Shareholder Liquidity Strategy

Our board of trustees must contemplate a liquidity event for our shareholders on or before five years after the completion of our offering. If a liquidity event is not completed at that time, our board of trustees, as part of its ongoing duties, would continue to consider potential liquidity events and options as they become available to the Company. However, there is no assurance that a liquidity event will be completed at any particular time or at all. A liquidity event could include: (i) a listing of our shares on a national securities exchange; (ii) a merger or another transaction approved by our board of trustees in which our shareholders will receive cash or shares of a publicly traded company followed by a distribution of such cash or shares of a publicly traded company held by the Company to our shareholders; or (iii) a sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation to the Company and distribution of cash to our shareholders. Certain types of liquidity events, such as one involving a listing of our shares on a national securities exchange, would allow us to retain our investment portfolio intact. A liquidity event may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our Advisors. If we determine to list our securities on a national securities exchange, we expect to, although are not required to, maintain our external management structure.

In making a determination of whether a liquidity event is in the best interest of our shareholders, our board of trustees may consider a variety of criteria, including such factors as market conditions, the trading prices of other comparable vehicles that are publicly traded, portfolio diversification, portfolio performance, our financial condition, potential access to capital and the potential for shareholder liquidity. At this time, we do not know what circumstances will exist in the future and therefore we do not know what factors our board of trustees will consider in determining whether to pursue a liquidity event in the future.

Prior to a liquidity event, our share repurchase program, if implemented, may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. A liquidity event involving a merger or sale of all or substantially all of our assets would require the approval of our shareholders in accordance with our declaration of trust. See “Share Repurchase Program” for a detailed description of the share repurchase program.

Legal Proceedings

There is no action, suit or proceeding pending before any court, or, to our knowledge, threatened by any regulatory agency or other third party, against the Advisors or the Managing Dealer that would have a material adverse effect on us.

From time to time, we and individuals employed by us may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our portfolio companies. In addition, our business and the businesses of our Advisors and Managing Dealer are subject to extensive regulation, which may result in regulatory proceedings. Legal proceedings, lawsuits, claims and regulatory proceedings are subject to many uncertainties and their ultimate outcomes are not predictable with assurance.

MANAGEMENT

Board of Trustees

Our business is managed under the direction of our board of trustees, or the Board. The responsibilities of the board of trustees include the oversight of our investment activities, monthly valuations of our assets, and corporate governance activities. The board of trustees currently has an independent trustee committee, an audit committee and a nominating and governance committee, and it may establish additional committees from time to time as necessary to fulfill their obligations. Our board of trustees consists of five members, three of whom are not “interested persons” as defined in the 1940 Act, which means that they are not affiliated with either us or our Advisors. In this prospectus, we refer to the trustees that are not “interested persons” as our independent trustees. Prior to the occurrence of a listing of any class of our shares on a national securities exchange, if any, each trustee will hold office until the next annual meeting of shareholders and until his or her successor is duly elected and qualified. Upon and following the occurrence of a listing of any class of our shares on a national securities exchange, our board of trustees will be divided into three classes of trustees serving staggered terms of three years each.

Information regarding our board of trustees is set forth below. Unless otherwise noted, the address for each trustees is c/o Corporate Capital Trust II, 450 South Orange Ave., Orlando, FL 32801.

Name	Age	Position	Trustee Since
Interested Trustees:
Thomas K. Sittema	58	Trustee, Chairman of the Board, Chief Executive Officer	2014
Todd C. Builione	42	Trustee	2017
Independent Trustees:
James H. Kropp	67	Trustee	2015
Mark D. Linsz	52	Trustee	2016
Thomas W. Morgan	47	Trustee	2016

Interested Trustees

Thomas K. Sittema is the Chief Executive Officer and the Chairman of the Board and also serves on the Investment Committee of CNL. Mr. Sittema also currently serves as CCT’s Chief Executive Officer and Chairman of the Board of Directors and is an Investment Committee member of CCT’s advisor, CNL Fund Advisors Company. Mr. Sittema also currently serves as the Chairman of the Board of CNL Growth Properties, Inc., is Vice Chairman of the Board of CNL Lifestyle Properties, Inc. and is the Chairman of the Board of CNL Healthcare Properties, Inc. In addition, Mr. Sittema currently serves as Chief Executive Officer, President and Director of CNL Financial Group, Inc. (“CFG”) and Director and/or an officer of various affiliates of CNL Financial Group. Mr. Sittema joined CNL Financial Group in November 2009 and is responsible for the overall management of investments. From 1982 to October 2009, he served in various roles with Bank of America Corporation and predecessors including NationsBank, NCNB and affiliate successors, and most recently served as managing director of real estate, gaming, and lodging investment banking for Bank of America Merrill Lynch. Mr. Sittema joined the real estate investment banking division of Banc of America Securities at its formation in 1994 and initially assisted in the establishment and build-out of our securitization/permanent loan programs. He also assumed a corporate finance role with the responsibility for mergers and acquisitions, or M&A, advisory and equity and debt capital raising for his client base. Throughout his career, Mr. Sittema has led numerous M&A transactions, equity offerings and debt transactions, including high grade and high-yield offerings, commercial paper and commercial mortgage-backed security conduit originations and loan syndications. Mr. Sittema served as the 2016 Chairman of the Investment Program Association. Mr. Sittema received his B.A. in Business Administration from Dordt College, and an M.B.A. with a concentration in Finance from Indiana University.

Mr. Sittema was selected as one of our two Interested Trustees because of his prior investment banking experience, particularly with regard to equity offerings, debt transactions and loan syndications. His advisory and capital raising experience on behalf of clients is particularly relevant to his trusteeship and, we believe, provides us with exceptional experience upon which to draw. Mr. Sittema’s experience in this regard provides value to the board of trustees in its assessment and management of risk. In addition, we believe that Mr. Sittema’s experience as an investment advisory representative is valuable to the board of trustees in its oversight of regulatory and compliance requirements as well as its exercise of fiduciary duties to us and our shareholders.

Todd C. Builione serves as a trustee on our Board. Mr. Builione joined KKR in 2013 and is a Member of KKR and President of KKR Credit Advisors (US) LLC. Mr. Builione also serves on the KKR Global Risk Committee. Prior to joining KKR, Mr. Builione spent nine years at Highbridge Capital Management, serving as President of the firm, CEO of Highbridge’s Hedge Fund business and a member of the Investment and Risk Committees. Mr. Builione began his career at the Goldman Sachs Group, where he was predominantly focused on capital markets and mergers and acquisitions for financial institutions. He received a B.S., summa cum laude, Merrill Presidential Scholar, from Cornell University and a J.D., cum laude, from Harvard Law School. Mr. Builione serves on the Board of Directors of Marshall Wace, a liquid alternatives provider which formed a strategic partnership with KKR in 2015. Mr. Builione also serves on the Board of Directors of Harlem RBI (a community-based youth development organization located in East Harlem, New York), on the Advisory Council of Cornell University’s Dyson School of Applied Economics and Management, and on the Board of Directors of the Pingry School.

Mr. Builione was selected as one of our two Interested Trustees because of his prior experience and familiarity with the markets we primarily target to invest in. Equally significant is his knowledge and prior experience in the management of large businesses in the areas we operate in, and portfolio risk management and analytics, both of which we believe are key qualifications for providing sound direction and leadership.

Independent Trustees

James H. Kropp serves as an independent trustee on our Board. In addition, Mr. Kropp serves as an independent director for CCT. Mr. Kropp currently serves as Chief Investment Officer of SLKW Investments LLC, successor to i3 Funds, LLC, a position he has held since 2008. He is also Chief Financial Officer of Microproperties LLC, where he has served in this capacity since 2011. He was the interim Chief Financial Officer of TaxEase LLC, a property tax lender and tax lien investor from 2010 to February 2012. Since 1998, Mr. Kropp has been a director, Chairman of the Compensation Committee and Member of the Nominating/Corporate Governance committee of PS Business Parks, Inc., a public real estate investment trust whose shares are listed on the New York Stock Exchange. Mr. Kropp became an Independent Trustee of NYSE-listed American Homes 4 Rent and Chairman of its Audit Committee at its founding in November 2012. Mr. Kropp received a B.B.A.-Finance from St. Francis College and completed the MBA/CPA preparation program from New York University. Mr. Kropp has, in the past, been licensed to serve in a variety of supervisory positions (including financial, options and compliance principal) by the National Association of Securities Dealers. He is a member of the American Institute of CPAs.

Mr. Kropp was selected as one of our three independent trustees because of his prior experience on several investment fund committees. We believe Mr. Kropp’s direct experience with investments as a portfolio manager and registered investment adviser is valuable to the board of trustees. He also has accounting, auditing and finance expertise which, we believe, is beneficial in providing leadership on the audit committee.

Mark D. Linsz serves as an independent trustee on our Board. Mr. Linsz currently serves as co-founder and senior managing partner of My Next Season, an organization designed to help corporate executives transition from long, successful corporate careers to their next phase of life. Mr. Linsz also held a series of senior financial positions at Bank of America from 1998 to 2014, most recently serving as CFO Risk Executive from 2013 to 2014 and Corporate Treasurer from 2009 to 2013. Previously, Mr. Linsz served as Bank of America’s Global Markets Risk Executive from 2007 to 2009 and as Chief Risk Officer for Europe, the Middle East, Africa and Asia from 2005 to 2008. Prior to 2005, Mr. Linsz also served as Bank of America’s Capital Markets Risk Executive and Head of Compliance for the Global Corporate and Investment Bank. Mr. Linsz began his career with Chicago Research and Trading Group (CRT) in 1987. Prior to being purchased by NationsBank, he was the head of Market Risk for CRT and continued these responsibilities at NationsBanc-CRT until 1998. Mr. Linsz previously served on the board of directors of the Deposit Trust and Clearing Corporation from 2013 to 2014 and on the board of directors of BlackRock Corporation from 2009 to 2011. Mr. Linsz received an undergraduate degree from National Louis University.

Mr. Linsz was selected as one of our three independent trustees because of his prior board experience and financial expertise.

Thomas W. Morgan serves as an independent trustee on the Board. Mr. Morgan has been a private equity professional for over 20 years. Mr. Morgan currently is the Co-Founder and a Managing Director of Hycroft Capital, a private equity firm dedicated to investing in the management companies of mid-market private equity firms. The firm is the principal investing affiliate of Hycroft Advisors, a boutique investment advisory firm focused on servicing private equity firms. Prior to Hycroft, Mr. Morgan had been a Managing Director at New Mountain Capital, having joined New Mountain Capital near inception in 2000 until 2015. In his 15 years with the firm, he held numerous senior investing and administrative roles including extensive work with New Mountain Capital’s credit platform, a publicly-traded BDC named New Mountain Finance Corp (NYSE:NMFC). Prior to New Mountain Capital, Mr. Morgan was an investment professional with Bain Capital, Inc. from 1994-2000. Mr. Morgan began his career as an investment banker at CS First Boston, first in credit structured products and later in mergers and acquisitions. Mr. Morgan has a B.A. in History and Political Science, magna cum laude, from Williams College and an M.B.A from Harvard Business School.

Mr. Morgan was selected as one of our three independent trustees because of his prior leadership experience and financial expertise.

Name and Age of Trustee	Position(s) Held with Company	Term of Office- Length of Time Served	Principal Occupation Past Five Years	Other Directorships Held by Trustee During the Past Five Years

Interested Trustees

Thomas K. Sittema, 58	Chairman, Chief Executive Officer	Appointed August 2014	Chief Executive Officer (1/2011-present) and President (8/2013-present) of CFG.; Chairman and Chief Executive Officer of the Company (8/2014- present); Director (6/2010-present) and Chief Executive Officer (9/2014-present) of CCT; Investment Committee Member (6/2011-present) of CNL Fund Advisors Company; Chief Executive Officer (10/2009–present) of CNL Real Estate Group, Inc.; Chief Executive Officer and President (9/2014–12/2015) of Global Income Trust, Inc.; Chief Executive Officer and President (9/2014–present) of CNL Growth Properties, Inc.	Director, CFG; Director and Chairman, CCT; Director and Vice Chairman, CNL Lifestyle Properties, Inc.; Director, CNL Healthcare Properties, Inc.; Director and Chairman, CNL Growth Properties, Inc.; Director, World Serve Ministries, Dallas TX; Director, Crescent Resources, LLC;

Todd C. Builione, 42	Trustee	Appointed August 2017	President of KKR Credit Advisors (US) LLC, 9/2013–present; member of Global Risk Committee, 9/2013–present; President of Highbridge Capital Management, 3/2005–9/2013.	Director, Marshall Wace

Independent Trustees

James H. Kropp, 67	Trustee; Chairman of the Audit Committee; Member of the Nominating and Governance Committee; Member of the Independent Committee.	Appointed June 2015	Chief Investment Officer, SLKW Investments LLC, successor to i3 Funds, LLC (12/2008-present); Manager, Chief Financial Officer, Microproperties LLC, (2011-present); Interim Chief Financial Officer, TaxEase, LLC (2/2009-2/2012).	Director, CCT; Director, Chairman of the Compensation Committee, Member of the Nominating/Corporate Governance Committee, PS Business Parks, Inc., Glendale CA; Trustee and Chairman of Audit Committee, American Homes 4 Rent

Mark D. Linsz, 52	Trustee; Chairman of the Independent Committee; Member of the Audit Committee; Member of the Nominating and Governance Committee.	Appointed May 2016	Co-Founder & Senior Managing Partner, My Next Season (2014-present); CFO Risk Executive, Bank of America (2013-2014); Corporate Treasurer, Bank of America (2009-2013).	Director, Deposit Trust & Clearing Corporation (2012-2014); BlackRock Corporation (2009-2011).

Thomas W. Morgan, 47	Trustee; Chairman of the Nominating and Governance Committee; Member of the Audit Committee; Member of the Independent Committee.	Appointed May 2016	Managing Partner, Hycroft Capital LLC (2015-present); Managing Director, New Mountain Capital LLC (2000-2015).	—

Trustees’ beneficial interest in the Company is as follows:

Name of Trustee	Dollar Range of Equity Securities Owned in Company (1)
Interested Trustees

Thomas K. Sittema	None

Todd C. Builione	None

Independent Trustees:

James H. Kropp	None

Mark D. Linsz	None

Thomas W. Morgan	None

(1)	As of most recently completed calendar year, December 31, 2016.

Independent trustee ownership interest in our Advisors, Managing Dealer or a control person of these entities is as follows:

Name of Trustee	Name of Trustee and Relationship to Trustee	Company	Title of Class	Value of Security	Percent of Class (1)
James H. Kropp	James H. Kropp (self)	None

Mark D. Linsz	Mark D. Linsz (self)	None

Thomas W. Morgan	Thomas W. Morgan (self)	None

(1)	As of most recently completed calendar year, December 31, 2016.

Compensation of Trustees

The independent trustees are entitled to receive annual compensation of $65,000. Each independent trustee serves as chairman of one of the Board committees. There are no pensions or retirement benefits to the Independent trustees at this time. The Company will also reimburse each of the independent trustees for reasonable out-of-pocket expenses incurred in connection with attending Board and committee meetings.

The table below sets forth the compensation received by each trustee from the Company for the fiscal year ended December 31, 2016.

Name of Trustee	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non- Qualified Deferred Compensation Earnings	All Other Compensation	Total Compensation
Interested Trustees:

Thomas K. Sittema	—	—	—	—	—	—	—

Todd C. Builione	—	—	—	—	—	—	—

Independent Trustees:

James H. Kropp	—	—	—	—	—	—	—

Mark D. Linsz	—	—	—	—	—	—	—

Thomas W. Morgan	—	—	—	—	—	—	—

Board Committees

In addition to serving on our board of trustees, our trustees also serves on one or more of the following committees which have been established by our board of trustees to handle certain designated responsibilities. The board of trustees has designated a chairman of each committee. The board of trustees may establish additional committees, change the membership of any committee, fill all vacancies, and designate alternate members to replace any absent or disqualified member of any committee, or to dissolve any committee as it deems necessary and in our best interest.

Independent Trustee Committee. Our independent trustee committee consists of all of our independent trustees. Mark D. Linsz serves as chairman of the independent trustee committee. The independent trustee committee assists the board of trustees by acting as a liaison between the board of trustees and our principal service providers, including without limitation, our Advisors. The independent trustee committee is responsible for assessing the flow of information between our management and the board of trustees. The independent trustee committee is also responsible for addressing conflict of interest matters and directing the retention of any consultants that the board of trustees may deem necessary or appropriate. Time is allotted at each quarterly meeting of our board of trustees for the independent trustees to meet and discuss any issues that they deem necessary or appropriate. The independent trustees may also choose to meet in executive session outside the presence of the interested trustees during the course of other meetings of our board of trustees or at other times as they deem necessary or appropriate.

Audit Committee. Our audit committee consists of all of our independent trustees each of whom meets the independence standards established by the SEC for audit committees and is not an “interested person” for purposes of the 1940 Act. James H. Kropp serves as chairman of the audit committee. Our board of trustees has determined that James H. Kropp is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Exchange Act. The audit committee operates pursuant to a written charter and meets periodically as necessary. A copy of the audit committee’s charter is available on our website: www.corporatecapitaltrustII.com. The audit committee is responsible for selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting.

Nominating and Governance Committee. Our nominating and governance committee consists of all of our independent trustees. Thomas W. Morgan serves as chairman of the nominating and governance committee. The nominating and governance committee operates pursuant to a written charter and meets periodically as necessary. A copy of the nominating and governance committee’s charter is available on our website: www.corporatecapitaltrustII.com. The nominating and governance committee is responsible for selecting, researching, and nominating trustees for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and governance committee will consider shareholders’ proposed nominations for trustees. A shareholder who desires to recommend a nominee must submit a request in writing pursuant to the relevant provisions of our declaration of trust. Our nominating and governance committee will consider nominees recommended in writing by a shareholder (other than shareholder recommendations of himself or herself) to serve as trustees, provided that: (i) such person is a shareholder of our company at the time he, she or it recommends such nominee and is entitled to vote at the meeting of shareholders at which trustees will be elected; and (ii) the committee will make the final determination as to the qualifications of the individual to be nominated. The committee will evaluate each nominee recommended by a shareholder to serve as trustee in the same manner as it would evaluate potential nominees identified by the committee.

Board Leadership Structure

Our business and affairs are managed under the direction of our board of trustees. Among other things, our board of trustees sets broad policies for us and approves the appointment of our Advisors, administrator, and officers. The role of our board of trustees, and of any individual trustee, is one of oversight and not of management of our day-to-day affairs.

Under our declaration of trust, our board of trustees may designate one of our trustees as chair to preside over meetings of our board of trustees and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our board of trustees. Presently, Mr. Sittema serves as Chairman of our board of trustees and is an “interested person” by virtue of his professional association with CNL Financial Group. We believe that it is in the best interests of our shareholders for Mr. Sittema to serve as chair of our board of trustees because of his significant experience in matters of relevance to our business. Our board of trustees has determined that the compositions of the audit committee and the independent trustee committee are appropriate means to address any potential conflicts of interest that may arise from the chair’s status as an interested person of us. We believe that our board of trustees’ flexibility to determine its chair and reorganize its leadership structure from time to time is in the best interests of us and our shareholders.

All of the independent trustees play an active role on the board of trustees. The independent trustees compose a majority of our board of trustees and are closely involved in all material deliberations related to us. Our board of trustees believes that, with these practices, each independent trustee has an equal involvement in the actions and oversight role of our board of trustees and equal accountability to us and our shareholders. Our independent trustees meet separately (i) as part of each regular board of trustees meeting and (ii) with our chief compliance officer, as part of at least one board of trustees meeting each year. Our independent trustee committee may hold additional meetings at the request of the lead independent trustee or another independent trustee.

Board Role in Risk Oversight

Our board of trustees oversees our business and operations, including certain risk management functions. Risk management is a broad concept comprising many disparate elements (for example, investment risk, issuer and counterparty risk, compliance risk, operational risk, and business continuity risk). Our board of trustees implements its risk oversight function both as a whole and through its committees. In the course of providing oversight, our board of trustees and its committees receive reports on our Advisors’ activities, including reports regarding our investment portfolio and financial accounting and reporting. Our board of trustees also receives a quarterly report from our chief compliance officer, who reports on our compliance with the federal and state securities laws and our internal compliance policies and procedures as well as those of our Advisors, Managing Dealer, administrator and transfer agent. The audit committee’s meetings with our independent public accounting firm also contribute to its oversight of certain internal control risks.

Our board of trustees believes that this role in risk oversight is appropriate. We believe that we have robust internal processes in place and a strong internal control environment to identify and manage risks. However, not all risks that may affect us can be identified or processes and controls developed to eliminate or mitigate their occurrence or effects, and some risks are beyond the control of us, our Advisors and our other service providers.

The Delaware Trustee

The Corporation Trust Company, or the Delaware trustee, serves as our sole trustee in the State of Delaware. The Delaware trustee’s principal offices are located at Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Delaware trustee is unaffiliated with us. The Delaware trustee’s duties and liabilities with respect to the offering of our shares of common stock and the management of the Company are limited to its express obligations under our declaration of trust. The rights and duties of the Delaware trustee are governed by the provisions of the Delaware Statutory Trust Act, and by our declaration of trust.

The Corporation Trust Company will accept service of legal process on us in the State of Delaware. The duties of the Delaware trustee are limited to the execution of any certificates required to be filed with the Delaware Secretary of State which the Delaware Trustee is required to execute under the Delaware Statutory Trust Act. The Delaware trustee does not owe any other duties to us or our shareholders. The declaration of trust provides that the Delaware trustee is permitted to resign upon at least 30 days’ notice to us, provided, that any such resignation will not be effective until a successor trustee is appointed by our board of trustees or a successor is appointed by a court pursuant to a court petition by the Delaware trustee. The declaration of trust provides that the Delaware trustee is compensated by us in accordance with a separate fee agreement, and is indemnified by us, as appropriate, against any expenses it incurs relating to or arising out of the formation, operation or termination of the Company or the performance of its duties pursuant to our declaration of trust, except to the extent that such expenses result from the gross negligence, bad faith or willful misconduct of the Delaware trustee. Our board of trustees has discretion to replace the Delaware trustee.

Our board of trustees have signed the registration statement of which this prospectus is a part, and only our assets will be subject to issuer liability under the federal securities laws for the information contained in this prospectus and under federal securities laws with respect to the issuance and sale of our shares of common stock. Under such laws, neither the Delaware trustee, either in its capacity as Delaware trustee or in its individual capacity, nor any director, officer or controlling person of the Delaware trustee is, or has any liability as, the issuer or a trustee, officer or controlling person of the issuer of our shares of common stock. The Delaware trustee’s liability in connection with the issuance and sale of our shares of common stock is limited solely to the express obligations of the Delaware trustee set forth in our declaration of trust.

Under our declaration of trust, the Delaware trustee’s duties are limited to (i) accepting legal process served on the Company in Delaware and (ii) execution of documents required to be filed with the Delaware Secretary of State under the Delaware Statutory Trust Act. The Delaware trustee has no duty or liability to supervise or monitor the performance of our board of trustees, nor does the Delaware trustee have any liability for the acts or omissions of our board of trustees. Because the Delaware trustee delegates substantially all of its authority over our operations to our board of trustees, the Delaware trustee itself is not registered in any capacity with the SEC.

Investment Advisors and Executive Officers

As an externally managed business development company, we rely on the services of CNL as investment advisor under the Investment Advisory Agreement and the services of KKR as investment advisor under the Sub-Advisory Agreement. CNL also provides administrative services to us under the Administrative Services Agreement. In connection with its services, CNL has also agreed to provide us with personnel to serve as our appointed officers. While associated with CNL, our appointed executive officers serve on behalf of our company and consist of our chief executive officer, president, chief financial officer, general counsel, chief legal officer, secretary, and chief compliance officer. We do not pay any compensation to any of our executive officers.

Messrs. Sittema and Builione, our two interested trustees, are among the senior executives of CNL and KKR who provide services to us on behalf of our investment advisors. Biographies for the senior members of the CNL and KKR teams who provide services to us are set out below. These include the individuals who are responsible for the overall management of our activities and the day-to-day management of our investment portfolio. Unless otherwise noted, the address for each executive officer is c/o Corporate Capital Trust II 450 South Orange Ave., Orlando, Florida 32801.

Thomas K. Sittema serves as our Chief Executive Officer. Mr. Sittema is also Chairman of our board of trustees and his biographical information is included in the prospectus under “Management — Board of Trustees— Interested Trustees.”

Chirag J. Bhavsar serves as our Chief Operating Officer and Chief Financial Officer. In addition, Mr. Bhavsar serves as Chief Operating Officer and Chief Financial Officer for CCT. Mr. Bhavsar has spent most of the past 15 years of his career with entities affiliated with CNL Financial Group. Mr. Bhavsar has served in the roles of Executive Vice President, Chief Operating Officer, and Chief Financial Officer for Valley National Bank’s Florida Division, from 2015 to 2016, and as the Executive Vice President and Chief Financial Officer of its predecessor, CNLBancshares, Inc., from 2002 to 2015. Mr. Bhavsar is an independent director at Currency Exchange International Corp., which is a publicly traded company on the Toronto Stock Exchange, where he is Lead Independent Director and Audit Committee Chairman. Mr. Bhavsar received his Bachelor of Science in Accounting from the University of Florida in 1990, and received a Master of Science in Accounting from the University of Florida in 1991. Mr. Bhavsar also graduated from University of Virginia’s Banking School in 1993. He is a certified public accountant.

Kirk A. Montgomery serves as our Chief Compliance Officer, General Counsel and Secretary. Mr. Montgomery also serves as the Chief Compliance Officer, General Counsel, Senior Vice President and Secretary for CCT. In addition, Mr. Montgomery currently serves as Head of Regulatory Affairs for CNL Financial Group Investment Management, LLC and General Counsel for CNL Capital Markets Corp. In this role, he oversees the compliance functions for CNL Financial Group. Prior to joining CNL Financial Group, Mr. Montgomery served as the Chief Legal Officer for Wells Real Estate Funds from October 2002 to March 2013 and has more than 25 years of experience with investment and securities legal, compliance, and regulatory matters. Mr. Montgomery has also served as Corporate Counsel for Federated Investors Mutual Funds and served as Assistant General Counsel for Prudential Investments Corporation where he advised multiple business units on securities distribution, sales practice compliance, litigation matters and related supervisory risk issues. Mr. Montgomery received his Juris Doctor from Cumberland School of Law and his Masters of Business Administration in Finance from Samford University. He has been a member of the Georgia and American Bar Associations since 1983.

Robert M. Campbell joined CNL Financial Group in 2004 and is currently a Senior Vice President on CNL Financial Group’s Fund Management platform. Mr. Campbell currently serves as Vice President of Investments of our advisor and at CNL Fund Advisors, CCT’s advisor and is a member of the investment committee. Previously, Mr. Campbell served as a Director of Finance on a private equity team at CNL Financial Group and actively participated in the management of various CNL Financial Group partnerships in the restaurant and oil & gas industries and served on the pricing committee for an open-end global real estate mutual fund sponsored by CNL Financial Group. Mr. Campbell holds his Series 65 license, received his B.A. from the University of Florida, an M.B.A. from the University of Central Florida and currently serves as the Chairman for the Audit Committee for the City of Orlando.

Todd C. Builione is also a trustee on our board of trustees and his biographical information is included in the prospectus under “Management — Board of Trustees— Interested Trustees.”

Jean-Marc Ciancimino joined KKR & Co. in 2008. Mr. Ciancimino is a Member and the Head of European Private Credit. Mr. Ciancimino is also the Co-Portfolio Manager for European Direct Lending and Mezzanine. Mr. Ciancimino is also a member of KKR & Co.’s Global Private Credit Investment Committee and European Private Credit Investment Committee. Prior to KKR & Co. he was with GSC Group in their European mezzanine business where he was a Managing Director responsible for sourcing and evaluating middle and large market transactions. After spending several years in the leveraged finance group of Bankers Trust, Mr. Ciancimino moved to the principal side in 1999 investing in European mezzanine for Prudential in London as an Associate Director. Mr. Ciancimino started his career in finance at Citibank. He holds degrees from Cambridge and London Universities.

Daniel Pietrzak joined KKR in 2016 and is a Managing Director of KKR. Mr. Pietrzak is a portfolio manager for our private credit funds and portfolios and a member of the Global Private Credit Investment Committee, Europe Direct Lending Investment Committee and KKR Credit Portfolio Management Committee. Prior to joining KKR, Mr. Pietrzak was a Managing Director and the Co-Head of Deutsche Bank’s Structured Finance business across the Americas and Europe. Previously, Mr. Pietrzak was based in New York and held various roles in the structured finance and credit businesses of Societe Generale and CIBC World Markets. Mr. Pietrzak started his career at Price Waterhouse in New York and is a Certified Public Accountant. Mr. Pietrzak holds an M.B.A. in Finance from The Wharton School of the University of Pennsylvania and a B.S. in Accounting from Lehigh University.

Christopher A. Sheldon joined KKR & Co. in 2004. Mr. Sheldon is a Member and the Head of KKR Credit’s US Leveraged Credit strategies. Mr. Sheldon is also the Co-Portfolio Manager for Global Direct Lending. Mr. Sheldon is also a member of KKR & Co.’s Leveraged Credit Investment Committee, Private Credit Investment Committee, Portfolio Management Committee and Trade Review Committee. Prior to his current role at KKR, Mr. Sheldon was responsible for opening KKR’s London office in 2007 and investing across a number of sectors within its credit business. Before joining KKR & Co., Mr. Sheldon was a Vice President and Senior Investment Analyst with Wells Fargo’s High Yield Securities Group. Mr. Sheldon previously worked at Young & Rubicam Advertising and at SFM Media Corporation in their media-planning department. Mr. Sheldon has a B.A. from Denison University. Mr. Sheldon currently serves as a member of the board of directors of SquashDrive, a member of the National Urban Squash and Education Association.

Jamie M. Weinstein joined KKR & Co. in 2005. Mr. Weinstein is a Member and the Global Co-Head and Portfolio Manager of Special Situations. Mr. Weinstein is also a member of the Special Situations Investment Committee, Real Estate Investment Committee, India NBFC Committee and Portfolio Management Committee. Prior to joining KKR & Co., Mr. Weinstein was Director of Acquisitions for Tishman Speyer Properties and also worked at The Boston Consulting Group as a strategy consultant. He received a B.S.E. degree cum laude in Civil Engineering and Operations Research from Princeton University and a M.B.A. from the Stanford University Graduate School of Business, where he was an Arjay Miller Scholar. Mr. Weinstein serves as a trustee of the Contemporary Jewish Museum in San Francisco and is actively involved in the Jewish Community Federation of San Francisco on its endowment investment committee and capital planning committee.

Nathaniel M. Zilkha joined KKR & Co. in 2007. Mr. Zilkha is a Member and the Co-Head of KKR Credit. Mr. Zilkha also serves as the Global Co-Head and Portfolio Manager of Special Situations. As the Co-Head of KKR Credit, Mr. Zilkha provides direct oversight of Private Credit and Special Situations strategies, in addition to being responsible for KKR Credit’s general business oversight in the United States and Asia. He is a member of KKR & Co.’s Private Credit Investment Committee and Special Situations Investment Committee. He is a member of KKR & Co.’s Portfolio Management Committee, Conflicts Committee and Valuation Committee. Mr. Zilkha also spent time as a member of the healthcare private equity team in KKR & Co.’s Menlo Park office. Prior to joining KKR & Co., he was a member of the Principal Investment Area of Goldman, Sachs & Co., where he invested in private equity and principal debt transactions. Mr. Zilkha graduated cum laude from Princeton University.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

●	each person known to us to beneficially own more than 5% of the outstanding shares of our common stock;

●	each of our trustees and each executive officer; and

●	all of our trustees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus. Ownership information for those persons who beneficially own 5% or more of the shares is based upon information furnished by the Company’s transfer agent and other information provided by such persons, if available.

Name	Number		Percentage of current ownership (1)	Percentage assuming maximum amount is purchased
Interested Trustees:
Thomas K. Sittema	—		—	—
Todd C. Builione	—		—	—
Independent Trustees:
James H. Kropp	11,505		*	—
Mark D. Linsz	—		—	—
Thomas W. Morgan	—		—	—
Executive Officers:
Thomas K. Sittema	—		—	—
Chirag J. Bhavsar	32,644	(3)	—	—
Kirk Montgomery	8,287	(3)	*	—
Robert M. Campbell	16,575	(3)	*	—
All trustees and officers as a group (8 persons)	69,011		—	*

*	Less than one percent.

(1)	Based on a total of 8,118,402 shares issued and outstanding as of March 16, 2017.

(2)	The address of each trustee and executive officer is c/o CORPORATE CAPITAL TRUST II, 450 S. Orange Avenue, Orlando, FL 32801. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.

(3)	Consists of restricted stock units that have not yet vested.

ADVISORY AGREEMENTS AND FEES

Our investment process is a collaborative effort between CNL and KKR and benefits from the combined business and specific industry knowledge, transaction expertise and deal-sourcing capabilities of both our Advisors. CNL is responsible for the overall management of our activities and KKR is responsible for the day-to-day management of our investment portfolio. CNL provides its services under the Investment Advisory Agreement and under the Administrative Services Agreement with us, and KKR provides its services under the Sub-Advisory Agreement with CNL and us. The activities of both of our Advisors is subject to the supervision and oversight by our board of trustees.

Advisory Services

Under the terms of the Investment Advisory Agreement and the Sub-Advisory Agreement, our Advisors are responsible for, among other things, the following:

●	determining the composition and allocation of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such strategies;
●	identifying, evaluating, negotiating and structuring the investments we make;
●	performing due diligence on prospective portfolio companies;
●	executing, closing, servicing and monitoring the investments we make;
●	arranging for financings and borrowing facilities for our investment purposes, in collaboration with our chief financial officer and subject to oversight and approval of our board of trustees;
●	determining the securities and other assets that we will purchase, retain or sell; and
●	providing us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our capital.

KKR is primarily responsible for initially identifying, evaluating, negotiating and structuring our investments. These activities are carried out by its investment teams and are subject to the oversight of KKR’s senior investment personnel. Each investment that we make requires the approval of both our Advisors. Certain affiliated co-investment transactions may require the additional approval our independent trustee committee.

Additionally, as a business development company, we must offer managerial assistance to our portfolio companies. This managerial assistance may include monitoring the operations of portfolio companies, participating in board and management meetings, consulting with and advising officers of eligible portfolio companies and providing other organizational and financial guidance. Our Advisors or our administrator make available such managerial assistance, on our behalf, to our eligible portfolio companies whether or not they request this assistance. We, but not our Advisors, may receive fees for these services and will reimburse our Advisors for their allocated costs in providing such assistance, subject to review and approval by our board of trustees.

Under the Investment Advisory Agreement, CNL and its affiliates may not pay any commission or receive any rebates or give-ups, nor participate in any business arrangements which would circumvent provisions of federal or state securities laws governing conflicts of interest or investment restrictions. Additionally, our declaration of trust prohibits CNL from commingling our funds with the funds of any other entity or individual.

Administrative Services

Under the terms of the Administrative Services Agreement, and on our behalf, CNL performs or oversees the performance of various administrative services that we require. These include investor services, general ledger accounting, fund accounting, maintaining required financial records, calculating our net asset value, filing tax returns, preparing and filing SEC reports, preparing, printing and disseminating shareholder reports and generally overseeing the payment of our expenses and the performance of administrative and professional services rendered to us by others. CNL provides us with facilities and access to personnel necessary for our business and these services. For providing these services, facilities and personnel, we reimburse CNL for administrative expenses it incurs in performing its obligations.

Term; Effective Date

Each of the Investment Advisory Agreement, the Sub-Advisory Agreement and the Administrative Services Agreement was approved by our board of trustees on June 19, 2015 and became effective as of March 1, 2016. Such approval was made in accordance with, and on a basis of an evaluation satisfactory to our board of trustees as required by Section 15(c) of the 1940 Act and applicable rules and regulations thereunder. Unless earlier terminated as described below, each agreement will remain in effect for a period of two years from the date it was executed and will remain in effect from year-to-year thereafter if approved annually by a majority of our trustees who are not interested persons and either our board of trustees or the holders of a majority of our outstanding voting securities.

Each of the Investment Advisory Agreement, the Sub-Advisory Agreement and the Administrative Services Agreement will automatically terminate in the event of its assignment. In accordance with the 1940 Act, we may terminate the Investment Advisory Agreement with CNL and cause CNL to terminate the Sub-Advisory Agreement with KKR upon 60 days’ written notice; provided that our decision to terminate any agreement shall be made by either a majority of our independent trustees or the holders of a majority of the outstanding shares of our common stock. CNL and KKR have separately agreed between themselves that, in the event that one of them is removed by us as an investment advisor or either the Investment Advisory Agreement or the Sub-Advisory Agreement is not renewed, other than for cause, the other will also terminate its advisory agreement with us.

CNL is permitted to voluntarily terminate the Investment Advisory Agreement and KKR is permitted to voluntarily terminate the Sub-Advisory Agreement, upon 120 days’ prior written notice. CNL may not terminate the Sub-Advisory Agreement without the consent of our independent trustees or the holders of a majority of the outstanding shares of our common stock.

Investment Advisory Fees

We pay CNL a fee for its services under the Investment Advisory Agreement consisting of two components: a management fee and an incentive fee. CNL compensates KKR for advisory services that it provides to us with 50% of the fees that CNL receives from us under the Investment Advisory Agreement. We believe that this fee structure benefits shareholders by aligning the compensation of both of our Advisors with overall investment performance. Therefore, the cost of both the management fee and the incentive fee is ultimately borne by our shareholders.

Additionally, from the fees that CNL receives from us under the Investment Advisory Agreement, CNL will pay to KKR beginning on March 1, 2016 and continuing for a period of five years an acquisition fee consisting of an ongoing quarterly fee of 0.25% on originated investments, which includes all originated loan, bond or equity transactions sourced for the Company directly by the Sub-Adviser and recorded under generally accepted principles as assets in the financial records, and an ongoing quarterly fee of 0.125% on primary issuance investments, which includes all loan, bond or equity transactions purchased (but not sourced) by the Company though the Sub-Advisor and recorded under generally accepted principles as assets in the financial records. The total of this acquisition fee from inception will not exceed an aggregate of $16 million and will not be paid from our assets. Such acquisition fee is payable so long as, in each quarter that such fee is payable, the cumulative realized and unrealized gains from inception exceed the cumulative realized and unrealized losses from inception on originated investments and primary issuance investments.

Management Fee

The management fee is calculated at an annual rate of 2% of our average gross assets and it is payable monthly in arrears and is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar months. The determination of gross assets reflects changes in the fair market value of portfolio investments, which will not necessarily equal their notational value, reflecting both realized and unrealized capital appreciation.

Incentive Fee

The incentive fee consists of two parts: (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. Each part of the incentive fee is outlined below.

The subordinated incentive fee on income is earned on pre-incentive fee net investment income and is determined and payable in arrears as of the end of each calendar quarter during which the Investment Advisory Agreement and the Sub-Advisory Agreement are in effect. In the case of a liquidation or if the Investment Advisory Agreement or Sub-Advisory Agreement is terminated, the fee will also become payable as of the effective date of the event.

The subordinated incentive fee on income for each calendar quarter is calculated as follows:

●	No subordinated incentive fee on income is payable in any calendar quarter in which the pre-incentive fee net investment income does not exceed a quarterly return to investors of 1.75% per quarter on our average adjusted capital. We refer to this as the quarterly preferred return.
●	All of our pre-incentive fee net investment income, if any, that exceeds the quarterly preferred return, but is less than or equal to 2.1875% on our average adjusted capital in any quarter, is payable to our Advisors. We refer to this portion of the subordinated incentive fee on income as the catch up. It is intended to provide an incentive fee of 20% on all of our pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 2.1875% on our average adjusted capital in any quarter. Average adjusted capital is computed on the daily adjusted capital for the actual number of days in the quarter. The quarterly preference return of 1.75% and upper level breakpoint of 2.1875% are also adjusted for the actual number of days each calendar quarter.

●	For any quarter in which our pre-incentive fee net investment income exceeds 2.1875% on our average adjusted capital, the subordinated incentive fee on income shall equal 20% of the amount of our pre-incentive fee net investment income, because the preferred return and catch up will have been achieved.
●	Pre-incentive fee net investment income is defined as investment income and any other income, accrued during the calendar quarter, minus operating expenses for the quarter, including the management fee, expenses payable under the Administrative Services Agreement, any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee. Pre-incentive fee net investment income does not include any expense support payments and/or any reimbursement by the Company of expense support payments (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Contractual Obligations —Expense Support Agreement”), nor any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation, except for net investment income associated with derivatives or swaps.
●	Adjusted capital is defined as cumulative proceeds generated from sales of our common stock, including proceeds from our distribution reinvestment plan, net of sales load (upfront sales commissions and upfront dealer manager fees) reduced for (i) distributions paid to our shareholders that represent return of capital on a tax basis and (ii) the full amounts paid for share repurchases pursuant to our share repurchase program, if any.

For purposes of computing the subordinated incentive fee on income, net interest, if any, associated with a derivative or swap (which represents the difference between (i) the interest income and fees received in respect of the reference assets of the derivative or swap and (ii) the interest expense paid by us to the derivative or swap counterparty) is included in pre-incentive fee net investment income for purposes of the subordinated incentive fee on income.

The following is a graphical representation of the calculation of the quarterly subordinated incentive fee on income:

Quarterly Subordinated Incentive Fee on
Pre-Incentive Fee Net Investment Income
(expressed as a percentage of average adjusted capital)

Percentage of Pre-Incentive Fee Net Investment Income
Allocated to Quarterly Incentive Fee

The incentive fee on capital gains is earned on liquidated investments and is determined and payable in arrears as of the end of each calendar year during which the Investment Advisory Agreement and the Sub-Advisory Agreement are in effect. In the case of a liquidation, or if the Investment Advisory Agreement or Sub-Advisory Agreement is terminated, the fee will also become payable as of the effective date of such event. The annual fee will equal (i) 20% of our realized capital gains on a cumulative basis from inception, net of all realized capital losses on a cumulative basis from inception and unrealized depreciation, less (ii) the aggregate amount of any previously paid incentive fees on capital gains. For purposes of computing the incentive fee on capital gains, realized gains and realized losses on the disposition of any reference assets, if any, as well as unrealized depreciation on reference assets retained in the derivative or swap, if any, will be included on a cumulative basis in the calculation of the incentive fee on capital gains that may be payable annually to our Advisors.

Because of the structure of the subordinated incentive fee on income and the incentive fee on capital gains, it is possible that we may pay such fees in a quarter where we incur a net loss. For example, if we receive pre-incentive fee net investment income in excess of the 1.75% on average adjusted capital for a quarter, we will pay the applicable incentive fee even if we incurred a net loss in the quarter due to a realized or unrealized capital loss. Our Advisors are under no obligation to reimburse us for any part of the incentive fee they receive that is based on prior period accrued income that we never received as a result of any borrower’s default or a subsequent realized loss of our portfolio.

The fees that are payable under the Investment Advisory Agreement for any partial period will be appropriately prorated. The fees are calculated using detailed policies and procedures approved by our Advisors and our board of trustees, including a majority of the independent trustees, and such policies and procedures are consistent with the description of the calculation of the fees set forth above.

Our Advisors may elect to defer or waive all or a portion of the fees that would otherwise be paid to them in their sole discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Advisors may determine in their sole discretion. To the extent that KKR elects to receive its allocable share of the fees in a particular form or waive or defer all or any portion of its allocable share of the fees, CNL will make the election on its behalf and any amounts due to KKR under the Sub-Advisory Agreement will be adjusted accordingly.

Examples of the two-part incentive fee:

Example 1 – Subordinated Incentive Fee on pre-incentive fee net investment income for each quarter

Scenarios expressed as a percentage of average adjusted capital	Scenario 1	Scenario 2	Scenario 3

Pre-incentive fee net investment income	0.5500%	1.9500%	2.8000%
Catch up incentive fee (maximum of 0.4375%)	—	(0.2000)%	(0.4375)%
Split incentive fee (20% above 2.1875%)	—	—	(0.1225)%
Net Investment income	0.5500%	1.7500%	2.2400%

Scenario 1 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income does not exceed the 1.75% preferred return rate, therefore there is no catch up or split incentive fee on pre-incentive fee net investment income.

Scenario 2 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income falls between the 1.75% preferred return rate and the catch up of 2.1875%, therefore the incentive fee on pre-incentive fee net investment income is 100% of the pre-incentive fee above the 1.75% preferred return at 0.2%.

Scenario 3 – Subordinated Incentive Fee on Income

Pre-incentive fee net investment income exceeds the 1.75% preferred return and the 2.1875% catch up provision. Therefore the catch up provision is fully satisfied by the 0.4375% of pre-incentive fee net investment income above the 1.75% preferred return rate and there is a 20% incentive fee on pre-incentive fee net investment income above the 2.1875% “catch up.” This ultimately provides a subordinated incentive fee which represents 20% of pre-incentive fee net investment income.

Example 2 – Incentive Fee on Capital Gains

Assumptions

Year 1:	No net realized capital gains or losses

Year 2:	6% realized capital gains and 1% realized capital losses and unrealized capital depreciation; capital gain incentive fee = 20% x (realized capital gains for year computed net of all realized capital losses and unrealized capital depreciation at year end)

Year 1 Incentive Fee on Capital Gains	= 20% x (0)
= 0
= No Incentive Fee on Capital Gains

Year 2 Incentive Fee on Capital Gains	= 20% x (6% -1%)
= 20% x 5%
= 1%

Indemnification of Our Advisors

The Investment Advisory Agreement provides that CNL and KKR and each of its officers, trustees, persons associated with each advisor, shareholders (and owners of the shareholders), controlling persons and agents are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of such advisor’s duties or obligations under the Investment Advisory Agreement or the Sub-Advisory Agreement, as applicable, or otherwise as our investment adviser, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance and (B) do not arise by reason of willful misfeasance, bad faith, or gross negligence in such advisor’s performance of such duties or obligations, or such advisor’s reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of our declaration of trust, the 1940 Act, the laws of the State of Delaware and other applicable law.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility for our owned investments to KKR. KKR will vote proxies according to our proxy voting policies and procedures which are set forth below. These guidelines will be reviewed periodically by our Advisors as well as our board of trustees, and, accordingly, are subject to change.

As an investment adviser registered under the 1940 Act, KKR has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients. These policies and procedures for voting proxies for the investment advisory clients of KKR are intended to comply with Section 206 of, and Rule 206(4)-6 under, the 1940 Act.

Proxy Policies

KKR will vote proxies relating to our securities in a manner that it believes, in its discretion, to be in the best interest of our shareholders. It will review on a case-by-case basis each proposal submitted for a shareholder vote taking into account relevant factors, including: (1) the impact on the value of the securities; (2) the anticipated costs and benefits associated with the proposal; (3) the effect on liquidity; and (4) customary industry and business practices. Although KKR will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of KKR are made by its portfolio managers and investment professionals under the supervision of KKR’s legal/compliance department. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) the recommended vote be approved by a member of KKR’s legal/compliance department prior to being submitted to the custodian; (b) associates involved in the decision making process or vote administration are prohibited from revealing how KKR intends to vote on a proposal in order to reduce any attempted influence from interested parties; and (c) where a material conflict of interest exists, the chief compliance officer designate an individual or group who can impartially help decide how to resolve such conflict.

Proxy Voting Records

You may obtain information, without charge, regarding how KKR voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, c/o Corporate Capital Trust II, 450 South Orange Ave., Orlando, Florida 32801.

USE OF PROCEEDS

Since commencing our continuous public offering and through December 31, 2016, we have issued 5,944,203 shares of our common stock for net proceeds of approximately $54.5 million, including shares sold pursuant to our distribution reinvestment plan and shares sold in connection with a capital contribution by CNL and KKR.

We have used net proceeds raised to date, and will use the net proceeds from this offering to make investments in accordance with the investment objective and strategies described in this prospectus. These proceeds also may be used for working capital. Net proceeds received by us from the sale or liquidation of assets, are expected to be reinvested by us in assets in accordance with our investment objectives and investment strategies.

Based on prevailing market conditions, we anticipate that we will invest the proceeds from each weekly subscription closing generally within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Until we are able to find such investment opportunities, we intend to invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, money market funds and high-quality debt instruments maturing in one year or less from the time of investment. This is consistent with our status as a business development company and our intention to qualify annually as a RIC. We may also use a portion of the net proceeds to pay our operating expenses, fund distributions to shareholders and for general corporate purposes. Any distributions we make during such period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested.

Under the terms of the investment advisory and sub-advisory agreements between us and CNL and KKR, respectively, CNL and KKR are entitled to receive up to 1.50% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by CNL and KKR or its affiliates have been recovered. However, we estimate that we will incur in connection with this offering approximately $20.2 million of offering expenses, or approximately 0.75% of the gross proceeds, assuming maximum gross proceeds of $2,695,000,000. Any reimbursements will not exceed actual expenses incurred by CNL and KKR and their affiliates.

The following table sets forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Company sells the maximum number of shares registered in this offering, or 275,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the shares and the actual number of shares the Company sells in this offering. The table below assumes that shares are sold at the current public offering price of $9.80 per share. Such amount is subject to increase or decrease based upon, among other things, the Company’s net asset value per share.

The amounts in this table assume that the full fees are paid on all shares offered to the public on a best efforts basis. All or a portion of the upfront sales commissions and dealer manager fees may be reduced or eliminated in connection with certain categories of sales such as sales to the Company’s affiliates. See “Plan of Distribution.” The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to the Company for investments.

Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.

	Minimum Offering		Maximum Offering
	Amount	%	Amount	%
Gross Proceeds	$2,250,000	100%	$2,695,000,000	100%
Less Sales Load and Offering Expenses:
Up-front Sales Load	$106,875	4.75%	$128,012,500	4.75%
Offering Expenses	$33,750	1.5%	$20,212,500	0.75%
Net Proceeds/Amount Available for Investments	$2,109,375	93.75%	$2,546,775,000	94.5%

DISTRIBUTIONS

On February 26, 2016, the board of trustees began authorizing and declaring cash distributions on a weekly basis and paying such distributions on monthly basis. The annualized distribution amount per share as of March 28, 2017 was $0.5850.

Subject to board of trustee’s discretion and applicable legal restrictions, we from time to time may also pay special interim distributions in the form of cash or shares. At least annually, we intend to authorize and declare special cash distributions of net long-term capital gains, if any, and any other income, gains and dividends and other distributions not previously distributed.

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee waivers or reductions by our Advisors that may be subject to repayment, as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from any available sources to make distributions. There can be no assurance that we will achieve the performance necessary to sustain our distributions or that we will be able to pay distributions at a specific rate or at all. The Advisors and their affiliates have no obligation to waive advisory fees or otherwise reimburse expenses now or in future periods. See “Advisory Agreements and Fees.”

Consistent with the Code, shareholders will be notified of the source of our distributions. Our distributions may exceed our earnings and profits, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes. The tax basis of shares must be reduced by the amount of any return of capital distributions, which will result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares.

We intend to elect to be treated, and intend to qualify annually, as a RIC under the Code. To maintain RIC tax treatment, we must distribute at least 90% of our investment company taxable income (net ordinary taxable income and net short-term capital gains in excess of net long-term capital losses), if any, to our shareholders. A RIC may satisfy the 90% distribution requirement by actually distributing dividends (other than capital gain dividends) during the taxable year. In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillback dividend” provisions of Sub-chapter M. If a RIC makes a spillback dividend the amounts will be included in shareholder’s gross income for the year in which the spillback distribution is paid.

In order to minimize certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of: (i) 98% of our ordinary income (taking into account certain deferrals and elections, and generally applying certain mark-to-market provisions as if our tax year ended on October 31) for the calendar year, (ii) 98.2% of our capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year) and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no federal income tax. However we may also decide to distribute less and pay the federal excise taxes.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We can offer no assurance that we will achieve results that will permit the payment of any cash distributions. If we issues senior securities, we may be prohibited from making distributions if doing so causes us to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Tax Matters.”

Our declaration of trust provides that distributions in-kind are not permitted, except for distributions of readily marketable securities, distributions of cash from a liquidating trust established for our dissolution and the liquidation of its assets in accordance with the terms of our declaration of trust, or in-kind distributions in which (i) the board of trustees advises each shareholder of the risks associated with direct ownership of the property, (ii) the board of trustees offers each shareholder the election of receiving such in-kind distributions, and (iii) in-kind distributions are made only to those shareholders that accept such offer.

We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying financial statements.

	Year ended December 31, 2016	Period from August 27, 2015 (Inception) to December 31, 2015
Statement of Operations data:
Investment income	$1,326,880	$	―
Operating expenses
Total expenses	2,607,594		―
Expense support	(2,195,791)		―
Net operating expenses	411,803		―
Net investment income before taxes	915,077		―
Income tax expense, including excise tax	6,107		―
Net investment income	908,970		―
Net realized and unrealized gains (3)	833,632		―
Net increase in net assets resulting from operations	$1,742,602		―
Per share data:
Net investment income per share	$0.35		―
Diluted and basic earnings per share	$0.66		―
Distributions declared per share	$0.48		―
Other data:
Total investment return-net price (1)	8.5%		―
Total investment return-net asset value (2)	8.5%		―
Number of portfolio companies at period end	55		―
Total portfolio investments for the period	$63,508,987		―
Investment sales and prepayments for the period	$8,456,839		―

	December 31, 2016	December 31, 2015
Balance sheet data:
Total assets	$63,292,295		$202,000
Total liabilities	$8,275,004	$	―
Total net assets	$55,017,291		$202,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in the registration statement.

Overview

We are a non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. The Company commenced operations on March 1, 2016 when it satisfied its minimum offering requirement. Formed as a Delaware statutory trust on August 12, 2014, we are externally managed by our Advisors, CNL and KKR, which are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments, determining the securities and other assets that the we will purchase, retain or sell and monitoring our portfolio on an ongoing basis. Both of our Advisors are registered as investment advisers with the SEC.

Investment Objective, Investment Program, and Primary Investment Types

Our investment objective is to provide our shareholders with current income and, to a lesser extent, long-term capital appreciation. We pursue our investment objective by investing primarily in the debt of privately owned, thinly traded U.S. companies with a focus on originated transactions sourced through the networks of our Advisors upon obtaining exemptive relief from the SEC allowing us to co-invest with certain affiliates of our Advisors. We define originated transactions as any investment where our Advisors negotiate the terms of the transaction beyond just the price, which, for example, may include negotiating financial covenants, maturity date or interest rate terms. A substantial portion of our portfolio will consist of direct lending investments, which we believe offer potential opportunities for attractive risk-adjusted returns and income generation. Our debt investments may take the form of corporate loans or bonds, may be directly originated as primary market negotiated transactions or purchased on the secondary market, may be secured or unsecured and may, in some cases, be accompanied by warrants, options or other forms of equity participation. We may separately purchase common or preferred equity interests in transactions.

Our investment strategy is focused on creating and growing an Investment Portfolio that generates attractive risk-adjusted returns by carefully selecting investments through rigorous due diligence and actively managing and monitoring our Investment Portfolio. When evaluating an investment and the related portfolio company, we use the resources of our Advisors to develop an investment thesis and a proprietary view of a potential portfolio company’s intrinsic value. We believe our flexible approach to investing allows us to take advantage of opportunities that offer favorable risk/reward characteristics.

We pursue our strategy by focusing on the following investment types:

●	Senior Debt. We invest in senior debt, in which we generally take a security interest in the available assets of the portfolio company, including equity interests in any of its subsidiaries. These investments generally take the form of senior secured first lien loans, senior secured second lien loans or senior secured bonds. In some circumstances, our lien could be subordinated to claims of other creditors.

●	Subordinated Debt. Our subordinated debt investments are generally subordinated to senior debt and are generally unsecured. These investments are generally structured with interest-only payments throughout the life of the security, with the principal due at maturity.

●	Equity Investments. We also make selected equity investments. In addition, when we invest in senior and subordinated debt, we may acquire warrants or options to purchase equity securities or benefit from other types of equity participation. Our goal is ultimately to dispose of these equity securities and realize gains upon our disposition of such interests.

●	Convertible Securities. We may invest in convertible securities, such as bonds, debentures, notes, preferred stocks or other securities that may be converted into, or exchanged for, a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula.

●	Investments in Private Investment Funds. We may invest in, or wholly own, private investment funds, including hedge funds, private equity funds, limited liability companies, REITs, and other business entities. In valuing our investments in private investment funds, we rely primarily on information provided by managers of such funds. Valuations of illiquid securities, such as interests in certain private investment funds, involve various judgments and consideration of factors that may be subjective. There is a risk that inaccurate valuations provided by managers of private investment funds could adversely affect the value of our common stock. We may not be able to withdraw our investment in certain private investment funds promptly after we have made a decision to do so, which may result in a loss to us and adversely affect our investment returns.

●	Derivatives. We may invest in various types of derivatives, including total return swaps, interest rate swaps and foreign currency forward contracts and options.

The level of our investment activity can and will vary substantially from period to period depending on many factors, including: the amount of capital we have available for investment, the availability of credit to finance investment transactions, the demand for debt from creditworthy privately owned U.S. companies, the level of merger, acquisition and refinancing activity involving private companies, the general economic environment, and the competitive investment environment for the types of investments we intend to make. Based on prevailing market conditions, we anticipate that we will invest the proceeds from the periodic sale of our common stock within 30-90 days. The precise timing will depend on the availability of investment opportunities that are consistent with our investment objective and strategies. Any distributions we make during such period may be substantially lower than the distributions that we expect to pay when our portfolio is fully invested.

As a business development company, we are required to comply with certain regulatory requirements. For instance, we may not acquire any assets other than “qualifying assets” as specified in the 1940 Act unless at least 70% of our total assets are qualifying assets as determined at the end of the prior quarter (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant SEC rules, the term “eligible portfolio company” includes all U.S. private companies, U.S. companies whose securities are not listed on a national securities exchange, and certain U.S. public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million. These rules also permit us to include as qualifying assets certain follow-on investments in companies that were eligible portfolio companies at the time of initial investment but no longer meet the definition of eligible portfolio company at the time of the follow-on investment.

Revenue

We generate revenue primarily in the form of interest on the debt securities of portfolio companies that we acquire and hold for investment purposes. We expect that our investments in debt securities will generally have an expected maturity of three to ten years, although we have no lower or upper constraint on maturity, and we expect to earn interest at a fixed or floating rate. Interest on our debt securities is generally payable to us quarterly or semi-annually In addition, we may generate revenue in the form of prepayment fees, amendment fees, commitment fees, origination fees, and fees for providing significant managerial assistance.

Operating Expenses

Our primary operating expenses include an investment advisory fee and, depending on our operating results, performance-based incentive fees, administrative expenses, custodian and accounting fees and other third-party professional services and expenses. The investment advisory fee and performance-based incentive fees compensate the Advisors for their services in identifying, evaluating, negotiating, closing and monitoring our investments.

Financial and Operating Highlights

The following table presents financial and operating highlights as of December 31, 2016, and for the year ended December 31, 2016:

As of	December 31, 2016
Total assets	$63,292,295
Adjusted total assets (Total assets, net of payable for investments purchased)	$56,044,176
Investments in portfolio companies	$56,192,783
Net assets	$55,017,291
Net asset value per share	$9.26

Activity for the Year Ended December 31,	2016
Average net assets	$24,039,182
Purchases of investments	$63,508,987
Sales, principal payments and other exits	$8,456,839
Net investment income	$908,970
Net realized gains on investments and foreign currency transactions	$101,070
Net change in unrealized appreciation on investments and foreign currency translation	$732,562
Net increase in net assets resulting from operations	$1,742,602
Total distributions declared	$1,247,036
Net investment income before unearned incentive fees per share	$0.41
Net investment income per share	$0.35
Earnings per share	$0.66
Distributions declared per share outstanding for the entire period	$0.48

Summary of Common Stock Transactions for the Year Ended December 31,	2016
Gross proceeds, excluding reinvestment of distributions	$56,338,995
Net proceeds to Company, excluding reinvestment of distributions	$53,933,738
Reinvestment of distributions	$385,988
Average net proceeds per share	$9.17
Shares issued, excluding reinvestment of distributions	5,879,947
Shares issued in connection with reinvestment of distributions	41,812

Business Environment

After the financial crisis of 2008-2009, volatility spikes have become the norm, and 2016 was no exception. In the last 12 months, markets have been surprised by events such as Brexit and the outcome of the U.S. presidential election. Despite the volatility, improving macroeconomic conditions have led to strengthening fundamentals and also positive returns in leveraged credit. With this improvement, a large volume of deals made the fourth quarter of 2016 the busiest of the year for the market.

Given the backdrop we have experienced and the need for capital in the marketplace, we continue to believe that our closed-end structure, our predominately floating rate debt portfolio, and long term fundamental underwriting approach positions us well. We continue to focus on providing capital to companies that, for a variety of reasons, are unable to access the syndicated debt markets.

We believe three items continue to support our underlying investment thesis. First, leveraged lending guidelines at traditional lenders result in corporate and financial buyers looking beyond traditional financial intermediaries to support their transaction-related financing.  Second, the capabilities of our Advisors, surety to close, and long term hold strategy have become understood and appreciated by borrowers. Finally, we believe the current environment offers attractive risk adjusted transaction terms through our ability to provide long term and sizeable financing solutions to our borrowers.

Since the financial crisis of 2008-2009, traditional lenders have been the subject of numerous regulatory changes which has facilitated the entrance into the debt markets for alternative lenders like our Company; however, the new administration has proposed loosening regulations on traditional lenders – but by how much, when, and what this means remains uncertain. We believe continued focus on the fundamentals, including rigorous due diligence, robust credit underwriting and direct structuring of investments, best positions our portfolio to protect principal and generate attractive risk-adjusted returns.

Portfolio and Investment Activity

Portfolio Investment Activity for the year ended December 31, 2016

The following table summarizes our investment activity as of December 31, 2016 and for the year ended December 31, 2016:

Investment Portfolio
Total fair value	$56,192,783
No. portfolio companies	55
No. debt investments	58
No. equity investments	1
Weighted average annual yield of debt investments (1)	8.3%

(1)	The weighted average annual yield for our debt investments is computed as (i) the sum of (a) the annual interest rate of each accruing debt investment multiplied by its par amount as of the end of the applicable reporting period, plus (b) the annual amortization of the purchase or original issue discount or premium of accruing each debt investment, if any; divided by (ii) the total amortized cost of all accruing debt investments included in the calculated group as of the end of the applicable reporting period. The yield on the Company’s investments does not represent the return to the Company’s shareholders.

December 31, 2016
Purchases of investments:
Senior secured loans – first lien	$44,743,916
Senior secured loans – second lien	11,386,826
Subordinated debt	7,315,821
Equity	62,424
Total	$63,508,987
Sales, principal payments and other exits:
Senior secured loans – first lien	$6,067,123
Senior secured loans – second lien	982,755
Subordinated debt	1,406,961
Total	$8,456,839
Portfolio Company Additions	62
Portfolio Company Exits	(7)
Debt Investment Additions	78
Debt Investment Exits	(20)

The changes in the fair value of our Investment Portfolio are directly related to (i) the changes in their cost basis as a result of incremental purchases and (ii) the changes in fair value for assets held at the beginning and end of the period. The net change in unrealized appreciation for the year ended December 31, 2016 was $737,184. See “Results of Operations – Net Change in Unrealized Appreciation or Depreciation” below for further details relating to the changes.

	December 31, 2016
Asset Category	Amortized Cost	Fair Value
Senior debt
Senior secured loans - first lien	$39,078,146	$39,685,517
Senior secured loans - second lien	10,433,488	10,571,654
Total senior debt	49,511,634	50,257,171
Subordinated debt	5,881,541	5,878,064
Equity	62,424	57,548
Total	$55,455,599	$56,192,783

The weighted average yield on debt investments at amortized cost held in our Investment Portfolio as of December 31, 2016 were as follows:

Asset Category	Investment portfolio at amortized cost(2)
Senior debt (1)
Senior secured loans - first lien	8.4%
Senior secured loans - second lien	9.1%
Subordinated debt(1)	6.4%

(1)	The weighted average yield on debt investments is based on amortized cost as of the end of the applicable period. The weighted average yield for our debt investments is computed as, (i) the sum of (a) the annual interest rate of each accruing debt investment multiplied by its par amount as of the end of the applicable reporting period, plus (b) the annual amortization of the purchase or original issue discount or premium of each accruing debt investment, if any; divided by (ii) the total amortized cost of all accruing debt investments included in the calculated group as of the end of the applicable reporting period.

(2)	The yield on the Company’s investments does not represent the return to the Company’s shareholders.

The following table presents a summary of interest rate and maturity statistics for the debt investments, based on par value, in our Investment Portfolio as of December 31, 2016:

Floating interest rate debt investments:	December 31, 2016
Percent of debt portfolio	89.8%
Percent of floating rate debt investments with interest rate floors	100.0%
Weighted average interest rate floor	1.0%
Weighted average coupon spread to base rate	572 bps
Weighted average years to maturity	5.2

Fixed interest rate debt investments:
Percent of debt portfolio	10.2%
Weighted average coupon rate	7.43%
Weighted average years to maturity	5.3

All of our floating interest rate debt investments have base rate reset frequencies of less than twelve months with the majority resetting at least quarterly. The three-month LIBOR, the most prevalent index employed among our floating interest rate debt investments, ranged between 0.61% and 0.99%, during the year ended December 31, 2016 and was 0.99% on December 31, 2016. Base rate resets for floating interest rate investments will only result in interest income increases when the reset base interest rate exceeds the associated interest rate floor.

Our weighted average annual yield on debt investments was 8.3% as of December 31, 2016. The weighted average annual yield on debt investments is higher than what investors in our Company will realize because it does not reflect expenses of the Company or any sales load. Total investment return-net price and total investment return-net asset value was 8.5% for the year ended December 31, 2016. See Note 12. “Financial Highlights” in our financial statements.

The following table shows the credit ratings of the investments in our Investment Portfolio, based upon the rating scale of Standard & Poor’s Ratings Services, as of December 31, 2016:

	December 31, 2016
Standard & Poor’s rating	Fair Value	Percentage of Portfolio
BB	$1,399,495	2.5%
BB-	993,992	1.8
B+	11,455,615	20.4
B	18,309,957	32.5
B-	10,978,083	19.5
CCC+	8,887,616	15.8
CCC	2,445,781	4.4
CCC-	1,664,696	3.0
Not Rated	57,548	0.1
Total	$56,192,783	100.0%

The following table presents a summary of our Investment Portfolio arranged by industry classifications of the portfolio companies as of December 31, 2016:

	December 31, 2016
Industry Classification	Fair Value	Percentage of Portfolio
Capital Goods	$12,571,442	22.5%
Software & Services	7,657,545	13.6
Retailing	7,443,502	13.2
Health Care Equipment & Services	5,777,348	10.3
Commercial & Professional Services	4,673,366	8.3
Consumer Services	3,387,303	6.0
Materials	2,292,220	4.1
Technology Hardware & Equipment	2,264,964	4.0
Food & Staples Retailing	2,263,161	4.0
Media	1,914,534	3.4
Telecommunication Services	1,589,068	2.8
Food, Beverage &Tobacco	1,561,466	2.8
Consumer Durables & Apparel	1,012,382	1.8
Utilities	995,115	1.8
Transportation	526,795	0.9
Pharmaceuticals, Biotechnology & Life Sciences	262,572	0.5
Total	$56,192,783	100.0%

Capital Resources and Liquidity

Sources and Uses of Capital

Our capital resources and liquidity are primarily derived from (i) equity capital proceeds from our Offering, (ii) cash flows from operations, including investment sales and repayments, (iii) our distribution reinvestment plan, and (iv) expense support payments received from our Advisors. Our primary uses of funds include (i) investments in portfolio companies, (ii) distributions to our shareholders, (iii) advisory fees and (iv) operating expenses. We expect to use proceeds from the turnover of our Investment Portfolio and equity capital proceeds from our Offering to finance our investment activities.

We may borrow funds to make investments, including before we have fully invested the proceeds of our Offering, to the extent we determine that leveraging our portfolio would be appropriate. We have not decided to what extent we will finance portfolio investments using debt or the specific form that any such financing would take. Accordingly, we cannot predict with certainty what terms any such financing would have or the costs we would incur in connection with any such arrangement.

Liquidity

During the year ended December 31, 2016, proceeds from sales of investments and principal payments totaled $8.5 million. In addition, distributions reinvested in the Company as a percentage of total distributions for the year ended December 31, 2016 was 31% or $0.39 million. As of December 31, 2016, we had approximately $3.8 million of cash.

In addition to the source of liquidity listed above, we continue to raise capital through our Offering. As of December 31, 2016, we had approximately 270 million additional shares of common stock available for sale through the Offering. In the event we are able to sell these remaining shares, the proceeds from any sales will provide us with additional liquidity. During the period from January 1, 2017 through March 16, 2017, the Company received additional net proceeds of approximately $21.1 million from its Offering, including amounts through its distribution reinvestment plan.

Commitments and Contingencies

See Note 9. “Commitments and Contingencies” in our financial statements for information on our commitments and contingencies as of December 31, 2016.

Distributions to Shareholders

We pay monthly distributions to our shareholders in the form of cash. Shareholders may elect to reinvest their distributions as additional shares of our common stock under our distribution reinvestment plan. Dividends are taxable to our shareholders even if they are reinvested in additional shares of our common stock. The following table reflects the cash distributions per share and the total amount of distributions that we have declared on our common stock during the year ended December 31, 2016:

	Per Share	Amount
December 31, 2016	$0.48	$1,247,036

Approximately 31% of the distributions declared during the year ended December 31, 2016 were reinvested in shares of our common stock by participants in our dividend reinvestment plan and the reinvested distributions represents an additional source of capital to us. See Note 7. “Distributions” in our financial statements for additional disclosures on distributions.

We had sufficient taxable income to support 100% of our declared distributions for the year ended December 31, 2016. We do not expect to use equity capital to pay distributions to shareholders nor do we expect any portion of our distributions paid in 2016 to be treated as a return of capital for tax purposes. We routinely disclose the sources of funds used to pay distributions to our shareholders in periodic reports that accompany (i) quarterly account statements and (ii) monthly distribution checks that are prepared and sent directly by our transfer agent to our shareholders. See Note 7. “Distributions” in our financial statements for a discussion of the sources of funds used to pay distributions on a GAAP basis for the periods presented.

Expense Waiver and Reimbursement Arrangements with Our Advisors

The Advisors have incurred on our behalf organization and offering expenses totaling approximately $4.19 million as of December 31, 2016. Under the terms of the investment advisory and sub-advisory agreements between us and CNL and KKR, respectively, upon satisfaction of the minimum offering requirement, CNL and KKR will be entitled to receive up to 1.50% of gross proceeds raised in our continuous public offering until all organization and offering costs funded by CNL and KKR or its affiliates have been recovered. The offering expenses consist of costs incurred by CNL and KKR and their affiliates on the Company’s behalf for legal, accounting, printing and other offering expenses, including costs associated with technology integration between the Company’s systems and those of our participating broker-dealers, permissible due diligence reimbursements, marketing expenses, salaries and direct expenses of CNL’s and KKR’s employees, employees of their affiliates and others while engaged in registering and marketing the shares, which will include development of marketing materials and marketing presentations and training and educational meetings and generally coordinating the marketing process for the Company. Any such reimbursements will not exceed actual expenses incurred by CNL and KKR and their affiliates. CNL and KKR are responsible for the payment of our organization and offering expenses to the extent that these expenses exceed 1.5% of the gross proceeds from the Offering, without recourse against or reimbursement by us.

The Advisors each provided written notice to us of their agreement to waive all reimbursement of organizational and offering expenses to which they are entitled to from March 1, 2016 (the date the Company satisfied the “minimum offering requirement”) through April 30, 2017. The waiver of the reimbursement requirements did not reduce the amount of organization and offering expenses incurred by the Advisors that is eligible for reimbursement in future periods. The Advisor’s waiver of organization and offering expense reimbursement will temporarily reduce our operating expenses. We expect to implement the reimbursement of organization and offering expenses in 2017 after the expiration of the waiver period.

The Company has entered into an Expense Support and Conditional Reimbursement Agreement, as amended (the “Expense Support Agreement”) with CNL and KKR (the “Advisors”) pursuant to which the Advisors jointly and severally agree to pay to the Company some or all operating expenses (an “Expense Support Payment”) for each month during the Expense Support Payment Period (as defined below) in which the Company’s board of trustees declares a distribution to its shareholders. The “Expense Support Payment Period” began on March 1, 2016, the date the Company’s minimum offering requirement was satisfied and ends on June 30, 2017. The Advisors are entitled to be reimbursed promptly by the Company (a “Reimbursement Payment”) for Expense Support Payments made with respect to any class of common stock, subject to the limitation that no Reimbursement Payment may be made by the Company to the extent that it would cause the Company’s other operating expenses (as defined in the Expense Support Agreement) for such class of common stock to exceed the lesser of (A) 1.75% of average net assets attributable to shares of such class of common stock and (B) the percentage of our average net assets attributable to shares of such class of common stock represented by other operating expenses (as defined in the Expense Support Agreement) during the fiscal year in which such expense support payment from the Advisors was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from the Advisors made during the same fiscal year). Notwithstanding anything to the contrary in the Expense Support Agreement, no Reimbursement Payment shall be made with respect to any class of common stock if the effective rate of distributions per share on such class of common stock declared by the Company at the time of such Reimbursement Payment is less than the effective rate of distributions per share on such class of common stock at the time the Expense Support Payment was made to which such Reimbursement Payment relates. For this purpose, “effective rate of distributions per share” means actual declared distribution rate per share exclusive of return of capital, if any. The eligibility for reimbursement by the Company of Expense Support Payments will terminate three years from the date on which such Expense Support Payment was paid or waived. As of December 31, 2016, the amount of Expense Support Payments provided by or due from the Advisors is $2,195,791.

See Note 13. “Subsequent Events” in our financial statements for additional information on expense support and organization and offering expenses.

Results of Operations

As of December 31, 2016, the fair value of our investment portfolio totaled $56.2 million. The majority of our investments at December 31, 2016 consisted of debt investments. See the section entitled “Portfolio and Investment Activity” above for a discussion of the general terms and characteristics of our investments, and for information regarding investment activities during the year ended December 31, 2016.

The following is a summary of our operating results for the year ended December 31, 2016:

Year Ended December 31, 2016
Total investment income	$1,326,880
Net operating expenses(1)	(411,803)
Income tax expense, including excise tax	(6,107)
Net investment income	908,970
Net realized gains	101,070
Net change in unrealized appreciation	732,562
Net increase in net assets resulting from operations	$1,742,602

(1)	Net of expense support of $2,195,791.

Investment income

Investment income consisted of the following for the year ended December 31, 2016:

Year Ended December 31, 2016
Interest income	$1,320,502
Fee income	6,378
Total investment income	$1,326,880

As of December 31, 2016, our weighted average annual yield on our accruing debt investments was 8.3% based on amortized cost, as defined above in “Portfolio and Investment Activity.” The weighted average annual yield on debt investments is higher than what investors in our Company will realize because it does not reflect expenses of the Company or any sales load. The yield on the Company’s investments does not represent the return to the Company’s shareholders. As of December 31, 2016, approximately 89.8% of our debt investments had floating rate interest; therefore, changes in interest rates could have a material impact on our interest income in the future. See “—Quantitative and Qualitative Disclosures about Market Risk” for further information on the impact interest rate changes could have on our results of operations.

Our fee income consists of transaction-based fees and is nonrecurring. See Note 6. “Fee Income” in our financial statements for additional information on fee income.

We commenced investment operations on March 1, 2016. Incremental amounts of investment capital were deployed in the acquisition of portfolio investments throughout the year ended December 31, 2016 as we received net proceeds from our Offering on a weekly basis. However, we believe that our interest income and total investment income is not representative of either our stabilized performance or our future performance. We expect an increase in interest income in future periods due to (i) an increasing proportion of investments held for the entire period relative to incremental investment activity during each quarter, and (ii) an increasing base of investments that we expect to result from the expected increase in capital available for investment as related to our Offering.

Operating expenses

Our operating expenses for the year ended December 31, 2016 were as follows:

Year Ended December 31, 2016
Professional services	$757,927
Investment advisory fees	512,289
Administrative services	404,811
Distribution and shareholder servicing fees	250,842
Custodian and accounting fees	169,280
Performance-based incentive fees	167,068
Trustee fees and expenses	159,004
Insurance fees	104,728
Other	81,645
Total operating expenses	2,607,594
Expense support	(2,195,791)
Net operating expenses	$411,803

All operating expenses except for performance-based incentive fees and distribution and shareholder servicing fees since inception were offset by the Advisors’ expense support payments. We consider the following expense categories to be relatively fixed in the near term: administrative services, trustee fees and expenses and custodian and accounting fees. Variable operating expenses include professional services, investment advisory fees, performance–based incentive fees, distribution and shareholder servicing fees, and a component of other operating expenses related to transfer agency services and shareholder services. We expect these variable operating expenses to increase either in connection with the growth in the asset base (investment advisory fees and performance-based incentive fees), the number of shareholders and open accounts (transfer agency services and shareholder services, distribution and shareholder servicing fees) and the complexity of our investment processes and capital structure (professional services).

Investment advisory fees and performance-based incentive fees

Our investment advisory fees are calculated at an annual rate of 2% of our average gross assets.

Our Advisors are also eligible to receive incentive fees based on our performance. Our performance-based incentive fees, which are comprised of two parts, consisted of the following for the year ended December 31, 2016:

	Year Ended December 31, 2016
Subordinated incentive fee on income	$	―
Incentive fee on capital gains		167,068
Total performance-based incentive fees		$167,068

A subordinated incentive fee on income is payable to our Advisors each calendar quarter if our pre-incentive fee net investment fee income (as defined in the Investment Advisory Agreement and approved by our board of trustees) exceeds the 1.75% quarterly preference return to our shareholders (the ratio of pre-incentive fee net investment income divided by average adjusted capital). We did not incur any subordinated incentive fee on income during the year ended December 31, 2016.

The annual incentive fees on capital gains recorded for GAAP purposes is equal to (i) 20% of our realized and unrealized capital gains on a cumulative basis since inception, net of all realized capital losses and unrealized depreciation on a cumulative basis from inception, less (ii) the aggregate amount of any previously paid incentive fees on capital gains. For financial reporting purposes, in accordance with GAAP, we include unrealized appreciation on our Investment Portfolio in the calculation of incentive fees on capital gains; however, such amounts are not payable by us unless and until the net unrealized appreciation is actually realized. A significant portion of incentive fees on capital gains is accrued with respect to net unrealized appreciation in our Investment Portfolio, although no such incentive fee is actually payable by us with respect to such net unrealized appreciation unless and until the net unrealized appreciation is actually realized in a cumulative amount that exceeds any unrealized depreciation in our Investment Portfolio. The actual amount of incentive fees on capital gains that are due and payable to the Advisors is determined at the end of the calendar year. As of December 31, 2016, the cumulative realized gains were $0.10 million and the unrealized depreciation on our Investment Portfolio was $0.23 million, therefore the Advisors have not received, nor earned, any payment of incentive fees on capital gains since inception of the Company.

See “—Contractual Obligations —Investment Advisory Agreements,” below for further details about the performance-based incentive fees.

Net realized gains

For the year ended December 31, 2016, the Company had proceeds from sales of investments of $6.2 million and recognized $97,695 in realized gains from the sale of investments.

Net change in unrealized appreciation or depreciation

For the year ended December 31, 2016, net change in unrealized appreciation consisted of the following:

Year Ended December 31, 2016
Investments	$737,184
Foreign currency translation	(4,622)
Total net unrealized appreciation	$732,562

For the year ended December 31, 2016, net change in unrealized appreciation and depreciation on investments consisted of the following:

Year Ended December 31, 2016
Net change in unrealized appreciation on investments:
Unrealized appreciation	$966,051
Unrealized depreciation	(228,867)
Total net unrealized appreciation	$737,184

We are not aware of any material trends or uncertainties, favorable or unfavorable, that may be reasonably anticipated to have a material impact on either capital resources or the revenues or income to be derived from our investments, other than those described above, the risk factors, if any, identified under the heading “Risk Factors”, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of our Annual Report on Form 10-K for the period ended December 31, 2016.

Adjusted net investment income

Our net investment income totaled $908,970 ($0.35 per share) for the year ended December 31, 2016. As described above in “Investment advisory fees and performance-based incentive fees,” we accrue estimated performance-based incentive fees with respect to any net realized and unrealized appreciation in our Investment Portfolio. The performance-based incentive fees are treated as an operating expense and therefore are a deduction in calculating our net investment income on a GAAP basis. However, our net realized and unrealized appreciation on our Investment Portfolio that partly determines these fees are not included in net investment income. Therefore, in order to evaluate our net investment income without regard to realized and unrealized appreciation in our Investment Portfolio, including the impact of related accrued performance-based fees, we have developed a supplemental, non-GAAP measure, which we refer to as “adjusted net investment income,” which presents net investment income before the effects of unearned performance-based incentive fees. Adjusted net investment income is also impacted by the expense support payments and reimbursements.

We believe that adjusted net investment income is useful to assess the sustainability of our distributions and operating performance. Adjusted net investment income is not necessarily indicative of cash flows available to fund cash needs and should not be considered as an alternative to net investment income as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make future distributions to our shareholders. Adjusted net investment income should not be construed as a historic performance measure or as more relevant or accurate than the current GAAP methodology in calculating net investment income and its applicability in evaluating our operating performance.

The following table presents a reconciliation of our net investment income to adjusted net investment income for the year ended December 31, 2016.

Year Ended December 31, 2016
Net investment income (GAAP)	$908,970
Deduct: Expense Support	(2,195,791)
Add: Estimated unearned performance-based incentive fees	167,068
Adjusted net investment loss (non-GAAP)	$(1,119,753)
Net investment income per share (GAAP)	$0.35
Adjusted net investment loss per share (non-GAAP)	$(0.43)

Net Assets, Net Asset Value per Share and Annual Investment Return and Total Return Since Inception

Net assets increased $54.8 million during the year ended December 31, 2016. The most significant increase in net assets during the year ended December 31, 2016 was attributable to capital transactions including (i) the issuance of shares of common stock and (ii) reinvestment of distributions in the combined amount of $54.3 million. Our overall increase in net assets was slightly offset by distributions to shareholders in the amount of $1.2 million during the year ended December 31, 2016.

Our net asset value per share was $9.26 on December 31, 2016. After considering (i) the overall changes in net asset value per share, (ii) distributions paid of approximately $0.48 per share during the year ended December 31, 2016, and (iii) the assumed reinvestment of those distributions at 95.25% of the prevailing offering price per share, the total investment return was 8.5% (not annualized) for shareholders who held our shares over the entire March 1, 2016 through December 31, 2016 period.

Our shares are illiquid investments for which there is currently not a secondary market. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our net asset value and annualized returns — which are based in part upon determinations of fair value of Level 3 investments by our board of trustees, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results.

Initial shareholders who subscribed to the Initial Offering in March 2016 with an initial investment of $10,000 and an initial purchase price equal to $9.00 per share (public offering price including all sales loads) have seen the value of their investment grow by 0.2% (see charts below). Initial shareholders who subscribed to the Initial Offering in March 2016 with an initial investment of $10,000 and an initial purchase price equal to $9.45 per share (the initial public offering price excluding all sales loads) have registered a total investment return of 9.6% (see charts below). The S&P/LSTA Leveraged Loan Index, a primary measure of senior debt covering the U.S. leveraged loan market, which currently consists of approximately 1,100 credit facilities throughout numerous industries, and the Merrill Lynch US High Yield Master II Index, a primary measure of subordinated debt consisting of approximately 2,000 high yield corporate bonds, registered cumulative total returns of approximately 11.4% and 17.8%, respectively, in the period from March 1, 2016 to December 31, 2016.

(1)	Cumulative performance: March 1, 2016 to December 31,2016
(2)	Excludes upfront sales load, distribution and shareholder servicing fee and contingent deferred sales charges.
(3)	Includes upfront sales load, distribution and shareholder servicing fee and contingent deferred sales charges. See Note 13. “Subsequent Events” in Item 8. “Financial Statements” which discloses that the board of trustees approved amendments to the Company’s Managing Dealer Agreements and Distribution and Shareholder Servicing Plan, which will remove contingent deferred sales charges. Had contingent deferred sales charges not been in place as of December 31,2016, the growth of a $10,000 initial investment would have been $10,329.

The calculations for the Growth of $10,000 Initial Investment in the shares of our common stock are based upon (i) an initial investment of $10,000 in our common stock at the beginning of the period at a share price of $9.45 per share (including all sales load) and $9.00 per share (excluding all sales load), (ii) assumed reinvestment of monthly distributions in accordance with our distribution reinvestment plan, (iii) the sale of the entire investment position at the net asset value per share on the last day of the period; and (iv) distributions payable, if any, on the last day of the period.

Since Commencement of Operations (March 1, 2016)
Public Offering Price/Share	$9.45
Net Offering Price/Share	$9.00
Distributions/Share	$0.48
Terminal Value/Share (NAV)	$9.26

Our shares are illiquid investments for which there is currently not a secondary market. You should not expect to be able to resell your shares regardless of how we perform. If you are able to sell your shares, you will likely receive less than your purchase price. Our net asset value and annualized returns — which are based in part upon determinations of fair value of Level 3 investments by our board of trustees, not active market quotations — are inherently uncertain. Past performance is not a guarantee of future results.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements which have been prepared in accordance with GAAP. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 2 “Significant Accounting Policies” to our financial statements describes the significant accounting policies and methods used in the preparation of our financial statements. We consider the accounting policies listed below to be critical because they involve management judgments and assumptions, require estimates about matters that are inherently uncertain and are important for understanding and evaluating our reported financial results. These judgments affect (i) the reported amounts of assets and liabilities, (ii) our disclosure of contingent assets and liabilities as of the dates of the financial statements and (iii) the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ materially from the amounts reported based on these policies.

Valuation of Investments and Unrealized Gain (Loss) – Our investments consist primarily of investments in senior and subordinated debt of private U.S. companies and are presented in our financial statements at fair value. See Note 3. “Investments” in our financial statements for more information on our investments. As described more fully in Note 2 “Significant Accounting Policies” and Note 4 “Fair Value of Financial Instruments” in our financial statements, a valuation hierarchy based on the level of independent, objective evidence available regarding value is used to measure the fair value of our investments. Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from independent pricing services, broker-dealers or market makers. With respect to our portfolio investments for which market quotations are not readily available, our board of trustees is responsible for determining in good faith the fair value of our portfolio investments in accordance with, and the consistent application of, the valuation policy and procedures approved by the board of trustees, based on, among other things, the input of our Advisors, audit committee and independent third-party valuation firms.

We utilize several valuation techniques that use unobservable inputs and assumptions in determining the fair value of our Level 3 investments. For senior debt, subordinated debt and structured products categorized as Level 3 investments, we initially value the investment at its transaction price and subsequently value using (i) market data for similar instruments (e.g., recent transactions or indicative broker quotes), (ii) comparisons to benchmark derivative indices and/or (iii) valuation models. Valuation models are based on yield analysis and discounted cash flow techniques, where the key inputs are based on relative value analyses and the assignment of risk-adjusted discounted rates derived from the analysis of similar credit investments from similar issuers. In addition, an illiquidity discount is applied where appropriate. The valuation techniques used by us for other types of assets and liabilities that are classified as Level 3 investments are described in Note 2 to our financial statements. The unobservable inputs and assumptions may differ by asset and in the application of our valuation methodologies. The reported fair value estimates could vary materially if we had chosen to incorporate different unobservable inputs and other assumptions.

We and our board of trustees conduct our fair value determination process on a monthly basis and any other time when a decision regarding the fair value of our portfolio investments is required. A determination of fair value involves subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of portfolio investments that do not have a readily available market value, the fair value of our portfolio investments may differ significantly from the values that would have been determined had a readily available market value existed for such investments, and the differences could be material. Further, such investments are generally less liquid than publicly traded securities. If we were required to liquidate a portfolio investment that does not have a readily available market value in a forced or liquidation sale, we could realize significantly less than the fair value recorded by us.

The table below presents information on the presence of investments classified as Level 3 as of December 31, 2016:

As of December 31, (in thousands)	2016
Fair value of investments classified as Level 3	673,164
Total fair value of investments	56,192,783
% of fair value classified as Level 3	1.2%

Number of positions classified as Level 3	2
Total number of positions	59
% of positions classified as Level 3	3.4%

Fair value of individual positions classified as Level 3:
Highest fair value	615,616
Lowest fair value	57,548
Average fair value	336,582

The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of December 31, 2016 are described in Note 5. “Fair Value of Financial Instruments” in our financial statements, as well as the directional impact to the valuation from an increase in various unobservable inputs.

Organization and Offering Expenses

When recorded by the Company, organization expenses and other operating expenses relating to the formation of the Company will be expensed on our statement of operations. Continuous offering expenses, excluding sales load and ongoing distribution and shareholder servicing fees, will be capitalized on our statements of assets and liabilities as deferred offering expenses and expensed to our statement of operations over a 12-month period.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2016.

Contractual Obligations

Investment Advisory Agreements – We have entered into the Investment Advisory Agreement with CNL for the overall management of our investment activities. We and CNL have also entered into the Sub-Advisory Agreement with KKR, under which KKR is responsible for the day-to-day management of our Investment Portfolio. CNL compensates KKR for advisory services that it provides to us with 50% of the base management fees and performance-based incentive fees that CNL receives under the Investment Advisory Agreement. Pursuant to the Investment Advisory Agreement, CNL earns a base management fee equal to an annual rate of 2% of our average gross assets and an incentive fee based on our performance. The incentive fee will comprise the following two parts:

●	An incentive fee on net investment income, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears and is based upon our pre-incentive fee net investment income for the calendar quarter. The quarterly incentive fee on net investment income is (a) 100% of the pre-incentive fee net investment income between 1.75% and 2.1875% of average adjusted capital, plus (b) 20% of pre-incentive fee net investment income in excess of 2.1875% of average adjusted capital. Adjusted capital is defined as cumulative proceeds generated from sales of our common stock, including proceeds from our distribution reinvestment plan, net of sales load (upfront sales commissions and upfront dealer manager fees) reduced for (i) distributions paid to our shareholders that represent return of capital on a tax basis and (ii) amounts paid for share repurchases pursuant to our share repurchase program. Average adjusted capital is computed on the daily adjusted capital for the actual number of days in the quarter. The quarterly preference return of 1.75% and upper level breakpoint of 2.1875% are also adjusted for the actual number of days in each calendar quarter. For purposes of computing the subordinated incentive fee on income, net interest, if any, associated with a derivative or swap, (which represents the difference between (i) the interest income and fees received in respect of the reference assets of the derivative or swap and (ii) the interest expense paid by us to the derivative or swap counterparty) is included in pre-incentive fee net investment income for purposes of the subordinated incentive fee on income.

●	An incentive fee on capital gains is calculated and payable in arrears as of the end of each calendar year. It is equal to 20% of our realized capital gains on a cumulative basis from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fees on capital gains. For purposes of computing the incentive fee on capital gains, realized gains and realized losses on the disposition of any reference assets, if any, as well as unrealized depreciation on reference assets retained in the derivative or swap, if any, is included on a cumulative basis in the calculation of the incentive fee on capital gains that may be payable annually to our Advisors.

As of December 31, 2016, we had accrued an incentive fee on capital gains of $167,068. See Note 5. “Related Party Transactions” in our financial statements for expanded discussion of the Investment Advisory Agreement and Sub-Advisory Agreement.

The terms of the Investment Advisory Agreement entitle CNL (and indirectly KKR) to receive up to 1.5% of gross proceeds in connection with the Offering as reimbursement for organization and offering expenses incurred by the Advisors on our behalf. The Advisors waived the reimbursement of organization and offering expenses in connection with the Company’s gross capital raised before March 31, 2017. After the O&O Reimbursement Waiver period ends, subsequent gross capital raised by the Company will be subject to the maximum organization and offering cost reimbursement of 1.5%. The O&O Reimbursement Waiver does not reduce the amount of organization and offering expenses incurred by the Advisors that are eligible for reimbursement in future periods.

Unfunded Commitments

Unfunded commitments to provide funds to portfolio companies are not recorded on our statements of assets and liabilities. Because these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. As of December 31, 2016, our unfunded investment commitments totaled $0.03 million. We estimate that we have sufficient liquidity to fund such unfunded loan commitments should the need arise.

Related Party Transactions

We have entered into agreements with our Advisors and certain of their affiliates, whereby, we agree to pay certain fees to, or reimburse certain expenses of, our Advisors and their affiliates for investment and advisory services, selling commissions, ongoing distribution and shareholder servicing fees and marketing support fees in connection with our Offering, and reimbursement of offering and administrative and operating costs. See Note 5. “Related Party Transactions” in our financial statements for a discussion of the various related party transactions, agreements and fees.

Impact of Recent Accounting Pronouncements

See Note 2. “Significant Accounting Policies” in our financial statements for a summary of the impact of any recent accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are subject to financial market risks, in particular changes in interest rates. Future changes in interest rates will likely have effects on the interest income we earn on our portfolio investments, the fair value of our fixed income investments, the interest rates and interest expense associated with the money we borrow and the fair value of loan balances.

Subject to the requirements of the 1940 Act, we may hedge against interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts. Although hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates.

As of December 31, 2016, approximately 89.8% of our portfolio of debt investments, or approximately $51.1 million measured at par value, featured floating or variable interest rates. The variable interest rate debt investments usually provide for interest payments based on three-month LIBOR (the base rate) and typically have durations of three months after which the base rates are reset to then prevailing three-month LIBOR. As of December 31, 2016, 100% of our portfolio of variable interest rate debt investments, or approximately $51.1 million measured at par value, featured minimum base rates, or base rate floors, and the weighted average base rate floor for such investments was 1.0%. Variable interest rate investments that feature a base rate floor generally reset to the then prevailing three-month LIBOR only if the reset base rate exceeds the base rate floor on the applicable interest rate reset date, in which cases we may benefit through an increase in interest income from such interest rate adjustments.

Approximately 10.2% of our debt investment portfolio was invested in fixed interest rate, high yield corporate debt investments as of December 31, 2016. Rising market interest rates will most likely lead to fair value declines for high yield corporate bonds and a decline in the net asset value of our common stock, while declining market interest rates will most likely lead to an increase in bond values.

As of December 31, 2016, 98.9% of our debt investments had prices that are generally available from third party pricing services. We consider these debt investments to be liquid since these types of assets are generally broadly syndicated and owned by a wide group of institutional investors, business development companies, mutual funds and other investment funds. Additionally, this group of assets is susceptible to revaluation, or changes in bid-ask values, in response to sudden changes in expected rates of return associated with these investments.

Foreign Currency Risk

In addition, any investments we make that are denominated in a foreign currency will be subject to risks associated with changes in currency exchange rates. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved.

We may hedge against interest rate and currency exchange rate fluctuations by using standard hedging instruments such as futures, options and forward contracts subject to the requirements of the 1940 Act. While hedging activities may insulate us against adverse changes in interest rates, they may also limit our ability to participate in benefits of lower interest rates with respect to our portfolio of investments with fixed interest rates.

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Delaware Statutory Trust Act, General Corporation Law of the State of Delaware, or the DGCL, and on our Declaration of Trust and our bylaws. This summary is not intended to be complete and we refer you to the Delaware Statutory Trust Act as well as our Declaration of Trust and our bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, for a more detailed description of the provisions summarized below.

Outstanding Securities

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by our Company or for its Account	(4) Amount Outstanding Exclusive of Amount Shown under (3) as of March 16, 2017
Common	1,000,000,000	-0-	8,118,402
Preferred	100,000,000	-0-	-0-

Capital Stock

Our authorized shares of capital stock consist of 1,100,000,000 shares of beneficial interest, par value $0.001 per share, of which 1,000,000,000 shares are classified as shares of common stock and 100,000,000 shares are classified as shares of preferred stock. There is currently no market for our shares of common stock, and we do not expect that a market for our shares of common stock will develop in the foreseeable future. No shares of common stock have been authorized for issuance under any equity compensation plans. Under Delaware law, our shareholders are entitled to the same limitation of personal liability extended to shareholders of private corporations organized for profit under the DGCL and therefore generally are not personally liable for our debts or obligations.

Shares of Common Stock

Under the terms of our declaration of trust all our shares of common stock have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our shares of common stock if, as and when authorized by our board of trustees and declared by us out of funds legally available therefor. Except as may be provided by our board of trustees in setting the terms of classified or reclassified shares, shares of common stock have no preemptive, exchange, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In addition, our shares of common stock are not subject to any mandatory redemption obligations by us. In the event of our liquidation, dissolution or winding up, each share of common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay or make reasonable provision for the payment of all claims and obligations and subject to any preferential rights of holders of our shares of preferred stock, if any shares of preferred stock are outstanding at such time. Each share of common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as may be provided by the DGCL, the Statutory Trust Act or by our board of trustees in setting the terms of shares of preferred stock or classified or reclassified shares, the holders of our shares of common stock possess exclusive voting power. There is no cumulative voting in the election of trustees, which means that holders of a majority of the outstanding shares of common stock are able to elect all of our trustees, provided that there are no shares of any other class or series of shares outstanding entitled to vote in the election of trustees, and holders of less than a majority of such shares of common stock are unable to elect any trustee, provided that votes are cast by all outstanding shares of common stock.

Shares of Preferred Stock

Under the terms of our declaration of trust, our board of trustees, with approval from a majority of our independent trustees, is authorized to issue shares of preferred stock in one or more classes or series without shareholder approval. Our board of trustees has discretion to determine the rights, preferences, covenants, privileges and restrictions, including voting rights, distribution rights, conversion rights, redemption privileges and liquidation preferences of each class or series of shares of preferred stock and such preferred stock could have voting rights and conversion rights which could adversely affect the voting power of holders of shares of common stock. In the event we issue preferred stock, we will supplement this prospectus accordingly. We will not offer preferred stock to our Advisors or their affiliates except on the same terms as offered to all other shareholders unless otherwise approved by a majority of our independent trustees who have access, at our expense, to independent counsel.

Shares of preferred stock could be issued with rights and preferences that would adversely affect the holders of shares of common stock. Shares of preferred stock could also be used as an anti-takeover device. Every issuance of shares of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our shares of common stock and before any purchase of shares of common stock is made, the aggregate involuntary liquidation preference of such shares of preferred stock together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two trustees at all times and to elect a majority of trustees if distributions on such shares of preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding shares of preferred stock. We believe that the availability for issuance of shares of preferred stock provides us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our declaration of trust provides that our trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended. Our declaration of trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by the current DGCL or as the DGCL may hereafter be amended. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Pursuant to our declaration of trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a trustee or officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made.

We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Indemnitee was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a trustee (other than an independent trustee) or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Company and not from the shareholders.

In addition, Delaware law permits a trust to advance reasonable expenses to a trustee or officer, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former trustees or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former trustees or officers to serve another entity as a trustee, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Provisions of Our Declaration of Trust

Our declaration of trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our board of trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including shares of preferred stock; our board of trustees may, without shareholder action, amend our declaration of trust to increase the number of our shares of common stock, of any class or series, that we will have authority to issue; and our declaration of trust provides that, upon and following the occurrence of a listing of any class of our shares on a national securities exchange, our board of trustees will be divided into three classes of trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Sales and Leases to Company

Our declaration of trust provides that, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which our Advisors or any of their affiliates (other than an Advisor’s other funds in which the Advisor’s ownership interest is less than 25%) have an interest unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, our Advisors may purchase assets in their own names (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to our Advisors; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to our Advisors apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the North American Securities Administrators Association.

Sales and Leases to our Advisors, Trustees or Affiliates

Our declaration of trust provides that we may not sell assets to our Advisors or any of their affiliates (other than an Advisor’s other funds in which the Advisor’s ownership interest is less than 25%) unless such sale is approved by the holders of a majority of our outstanding shares of common stock. Our declaration of trust also provides that we may not lease assets to our Advisors or any affiliate thereof unless all of the following conditions are met: (a) the transaction is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.

Loans

Our declaration of trust provides that, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to our Advisors or any of their affiliates.

Commissions on Financing, Refinancing or Reinvestment

Our declaration of trust provides that we generally may not pay, directly or indirectly, a commission or fee to our Advisors or any of their affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the refinancing of assets.

Lending Practices

Our declaration of trust provides that, with respect to financing made available to us by any Advisor, such Advisor may not receive interest in excess of the lesser of such Advisor’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. An Advisor may not impose a prepayment charge or penalty in connection with such financing and such adviser may not receive points or other financing charges. In addition, an Advisor will be prohibited from providing financing to us with a term in excess of 12 months.

Election of Trustees

As set forth in our bylaws, our trustees will be elected by a plurality of all votes cast by holders of the outstanding shares of common stock entitled to vote at a meeting at which a quorum is present. Each share may be voted for as many individuals as there are trustees to be elected and for whose election the share is entitled to be voted. Pursuant to our declaration of trust, our board of trustees may amend the bylaws to alter the vote required to elect trustees.

Number of Trustees; Vacancies; Removal

Our declaration of trust provides that the number of trustees will be set by our board of trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire board of trustees may at any time increase or decrease the number of trustees. Our declaration of trust provides that the number of trustees generally may not be less than one or more than eleven. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our board of trustees in setting the terms of any class or series of shares of preferred stock, pursuant to an election under our declaration of trust, any and all vacancies on our board of trustees may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the remainder of the full term of the trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act. Independent trustees will nominate replacements for any vacancies among the independent trustees’ positions.

Our declaration of trust provides that a trustee may be removed only for “cause” (as defined in our declaration of trust) by the affirmative vote of at least two-thirds of the shares of common stock entitled to be cast generally in the election of trustees.

We have a total of five members of our board of trustees, three of whom are independent trustees. Our declaration of trust provides that a majority of our board of trustees must be independent trustees except for a period of up to 60 days after the death, removal or resignation of an independent trustee pending the election of his or her successor. Prior to the occurrence of a listing of any class of our shares on a national securities exchange, if any, each trustee will hold office until the next annual meeting of shareholders and until his or her successor is duly elected and qualified. Upon and following the occurrence of a listing of any class of our shares on a national securities exchange, our board of trustees will be divided into three classes of trustees serving staggered terms of three years each.

Action by Shareholders

Our bylaws provide that shareholder action can be taken only at an annual or special meeting of shareholders or by unanimous consent in lieu of a meeting. These provisions, combined with the other requirements of our declaration of trust regarding the calling of a shareholder-requested special meeting of shareholders discussed below, may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Our bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to our board of trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to our notice of the meeting, (b) by our board of trustees or (c) by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the declaration of trust. With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of trustees at a special meeting may be made only (x) pursuant to our notice of the meeting, (y) by our board of trustees or (z) provided that our board of trustees has determined that trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the declaration of trust.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our declaration of trust does not give our board of trustees any power to disapprove shareholder nominations for the election of trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

Calling of Special Meetings of Shareholders

Our declaration of trust provides that special meetings of shareholders may be called by our board of trustees, a majority of our independent trustees, and certain of our officers. In addition, our declaration of trust provides that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Company upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. Any special meeting called by such shareholders is required to be held not less than ten nor more than 90 days after we are provided notice by such shareholders of the request for a special meeting.

Approval of Extraordinary Trust Action; Amendment of Declaration of Trust

Pursuant to (and except as provided otherwise in) our declaration of trust, provided that our trustees then in office have approved and declared the action advisable and submitted such action to the shareholders, an action that requires shareholder approval, including a dissolution, merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must be approved by the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter. In addition, our declaration of trust provides that shareholders are entitled to vote upon a proposed amendment to the declaration of trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires at least a majority of the votes cast by such shareholders at a meeting of shareholders duly called and at which a quorum is present. In addition, amendments to our declaration of trust to make our shares of common stock a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company each must be approved by (a) the affirmative vote of shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter prior to the occurrence of a listing of any class of our shares on a national securities exchange and (b) the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter upon and following the occurrence of a listing of any class of our shares on a national securities exchange.

Our declaration of trust and provides that our board of trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws. However, any amendment to our bylaws and any addition of new bylaws that adversely affects the rights of our shareholders must be approved by the holders of more than 50% of the outstanding shares entitled to vote on the matter.

Our declaration of trust also provides that, subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations or other provisions of the declaration of trust, the following actions may be taken by the shareholders, without concurrence by our board of trustees, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote on the matters; and, if we seek to take any of the following actions, such action will require the affirmative vote of holders of 50% of the outstanding shares entitled to vote thereon:

●	modify the declaration of trust in a way that would materially adversely affect the rights of our shareholders;

●	appoint a new investment adviser; or

●	sell all or substantially all of our assets other than in the ordinary course of business.

Except as described above and for certain provisions of our declaration of trust relating to shareholder voting and the removal of trustees, our declaration of trust provides that our board of trustees may amend our declaration of trust without any vote of our shareholders.

No Appraisal Rights

In certain extraordinary transactions, some jurisdictions provide the right to dissenting shareholders to demand and receive the fair value of their shares of common stock, subject to certain procedures and requirements set forth in such statute. Those rights are commonly referred to as appraisal rights. Our declaration of trust provides that, except as may be provided by the board of trustees in setting the terms of any class or series of shares of preferred stock and except as contemplated by the DGCL, holders of our shares are not entitled to exercise appraisal rights.

Delaware Business Combination Statute

Pursuant to our declaration of trust, we have elected to be governed by Section 203 of the DGCL, which, in general, prohibits a business combination between a corporation and an interested shareholder within three years of the time such shareholder became an interested shareholder, unless:

●	prior to such time, the board of trustees of the corporation approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

●	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive (for the purposes of determining the voting stock outstanding) of shares owned by trustees who are also officers and by certain employee stock plans; or

●	at or subsequent to such time, the business combination is approved by the board of trustees and authorized by the affirmative vote at a shareholders’ meeting (and not by written consent) of at least 66.33% of the outstanding voting stock that is not owned by the interested shareholder.

The term “business combination” is defined in Section 203 of the DGCL to include, among other transactions between an interested shareholder and a corporation or any direct or indirect majority owned subsidiary thereof: a merger or consolidation; a sale, pledge, transfer or other disposition (including as part of a dissolution) of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; certain transactions that result in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any stock of the corporation or any stock of such subsidiary to the interested shareholder; certain transactions that would increase the interested shareholder’s proportionate share ownership of the stock of any class or series of the corporation or such subsidiary; and any receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any such subsidiary. In general, and subject to certain exceptions, pursuant to Section 203 of the DGCL, an “interested shareholder” is any person who is the owner of 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the determination date, and the affiliates and associates of such persons. The term “owner” is broadly defined to include any person that individually or with or through such person’s affiliates or associates, among other things, beneficially owns such stock, or has the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement or understanding or upon the exercise of options or other convertible securities or otherwise or has the right to vote such stock pursuant to any agreement or understanding, or has an agreement or understanding with the beneficial owner of such stock for the purpose of acquiring, holding, voting or disposing of such stock.

Conflict with 1940 Act

Our declaration of trust provides that if and to the extent that any provision of the Delaware Statutory Trust Act, the DGCL or any provision of our declaration of trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Reports to Shareholders

You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at www.corporatecapitaltrustII.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at Shareholder Services, Corporate Capital Trust II, 450 S. Orange Ave., Orlando, FL 32801. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102.

Within 45 days after the end of each fiscal quarter, we are required to file our quarterly report on Form 10-Q. Within 90 days after the end of each fiscal year, we are required to file our annual report on Form 10-K and then intend to provide a copy of our annual report on Form 10-K to all shareholders of record as of the end of each fiscal year shortly after filing it with the SEC. We will also file with or submit to the SEC current reports on Form 8-K, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, on the SEC’s website at www.sec.gov or at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at www.corporatecapitaltrustII.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at Shareholder Services, Corporate Capital Trust II, 450 S. Orange Ave., Orlando, FL 32801. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102.

In connection with each distribution payment, we, or our designated agent, will send information to all shareholders of record regarding the sources of distributions if the source of such distribution is from sources other than current or prior period earnings, not including realized capital gains.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or collectively documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an email message that will include instructions on how to retrieve the document. If our email notification is returned to us as “undeliverable,” we will contact you to obtain your updated email address. If we are unable to obtain a valid email address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

As provided by the DGCL, our shareholders, upon a written demand stating a proper purpose, have the right during usual hours for business to inspect for any proper purpose and to make copies and extracts from, our share ledger, a list of shareholders and its other books and records. We maintain an alphabetical list of the names, addresses and telephone numbers of our shareholders, along with the number of shares of common stock held by each of them, as part of our books and records that are available for inspection by any shareholder at our office. We update the shareholder list at least monthly to reflect changes in the information contained therein, including substituted investors. A copy of the shareholder list will be mailed to any shareholder requesting the shareholder list within ten days of the request. We may impose a reasonable charge for expenses incurred in reproduction of the shareholder list pursuant to the shareholder’s request. In addition to the foregoing, Rule 14a-7 promulgated under the Exchange Act provides that, upon the request of a shareholder and the payment of the expenses of the distribution, we are required to distribute specific materials to shareholders in the context of the solicitation of proxies for voting on matters presented to shareholders or provide requesting shareholders with a copy of the list of shareholders so that the requesting shareholders may make the distribution of proxies themselves. If a proper request for the shareholder list is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or any other information for any commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.

Transfer Agent

DST Systems, Inc. is our transfer agent, processing agent, reinvestment agent, paying agent and registrar. The principal business address of DST Systems, Inc. is 430 W. 7th Street, Suite 219001, Kansas City, MO 64105 and its telephone number is 866-650-0650.

Custodian

Our securities are held under a custodian agreement between us and State Street Bank and Trust Company. The address of the custodian is One Lincoln Street, Boston, MA 02111, and its telephone number is 617-786-3000.

Escrow Agent

UMB Bank, N.A. is our escrow agent. The principal business address of our escrow agent is 1010 Grand Boulevard, 4th Floor, Kansas City, MO 64106 and its telephone number is 816-860-3017.

DETERMINATION OF NET ASSET VALUE

Relevance of Our Net Asset Value

The determination of our net asset value is completed on a monthly basis. Our net asset value will:

●	be disclosed in our quarterly and annual financial statements and on a monthly basis in a current report on Form 8-K;

●	determine the price per share that is paid to shareholder participants in our quarterly share repurchase program, and the price per share paid by participants in our distribution reinvestment plan after the conclusion of this offering; and

●	be an input in the computation of fees earned by our Advisors and other service providers whose fees are linked, directly or indirectly, in whole or part to the value of our gross assets.

Allocation of Responsibilities for Determination of Our Net Asset Value

Our board of trustees – with the assistance of our Advisors, officers and, through them, independent valuation agents – is responsible for the periodic determination of our net asset value. Prior to such determination, our Advisors and officers will calculate, and provide to the audit committee of our board of trustees, an estimate of our net asset value. Our audit committee will review, and recommend to our board of trustees for adoption, our quarterly and annual financial statements for inclusion in our periodic reports on Forms 10-Q and 10-K, and such financial statements will include a determination of our net asset value and net asset value per share as of the last day of each calendar quarter. These financial statements will, in turn, be reviewed and approved by our full board of trustees. In addition, on a monthly basis, our audit committee will review, and recommend to our board of trustees for adoption, a determination of our net asset value per share as of the last day of each month for inclusion in a current report on Form 8-K. This determination of our net asset value per share will, in turn, be reviewed and approved by our full board of trustees.

Allocation of Responsibilities for Determination of Fair Value of Our Portfolio Investments

Our board of trustees – with the assistance of our Advisors, officers and, through them, independent valuation agents – is responsible for determining in good faith the fair value of our portfolio investments for which market quotations are not readily available. Our board of trustees will make this determination on a monthly basis and any other time when a decision is required regarding the fair value of our portfolio investments for which market quotations are not available. A determination of fair value involves subjective judgments and estimates. The notes to our financial statements will refer to the uncertainty with respect to our fair value estimates and any change in such fair value estimates. We expect that each determination of the fair value of our portfolio investments will be made upon the recommendation of our audit committee.

Our board of trustees and our audit committee will review and approve our pricing and valuation policies and procedures that will be implemented and followed by our Advisors and officers, and will review and approve any revisions to such policies and procedures. In addition, we expect that our board of trustees will retain one or more independent valuation agents to work with our Advisors and officers to provide additional inputs for consideration by our audit committee and to work directly with our full board of trustees, at the board of trustees’ request, with respect to the fair value of our portfolio investments.

In addition, our board of trustees:

●	Meets at least quarterly with our:

●	Chief Compliance Officer and reviews the Chief Compliance Officer’s surveillance findings in general, and the Chief Compliance Officer’s findings in particular with regard to our Advisors’ and our officers’ implementation of the valuation procedures;

●	Advisors and officers to ensure that we have taken appropriate remedial action to cure deficiencies, if any, related to our internal control over financial reporting, which may impact the valuation policies and procedures adopted by our board of trustees; and

●	Reviews any changes in ASC 820 against our approved valuation policies and procedures to ensure that such valuation policies and procedures are modified and approved, as appropriate, in light of current accounting guidance.

Because our board of trustees has the ultimate responsibility for determining, in good faith, the fair value of our portfolio investments, our board of trustees will have direct access to all entities and all persons, including any independent valuation agents, that are involved in assisting with the valuation of our portfolio investments in order to discuss with them the valuation methodologies they have utilized. We believe this will enable our board of trustees to fulfill its responsibilities despite any conflicts of interest that may exist.

Determination of Our Net Asset Value

The board of trustees will determine the net asset value per share of our outstanding shares of common stock monthly by dividing the value of total assets minus liabilities by the total number of shares of our common stock outstanding at the time of determination.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, we will base fair value on observable market prices or parameters, or derive fair value from such prices or parameters. Where observable prices or inputs are not available, we will apply valuation models. These valuation techniques used in our valuation models may involve some level of estimation and judgment, the degree of which depends on price transparency for the instruments or market and the financial instruments’ complexity. We will categorize assets and liabilities recorded at fair value in our financial statements based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined under GAAP, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and are as follows:

Level 1: Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities and debt securities, publicly listed derivatives, money market/short term investment funds and foreign currency are generally included in Level 1. We do not adjust the quoted price for these investments.

Level 2: Valuation inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from an orderly transaction between market participants provided by reputable dealers or independent pricing services. In determining the value of a particular investment, independent pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments generally included in this category are corporate bonds and loans, convertible debt indexed to publicly listed securities, foreign currency forward contracts and certain over-the-counter derivatives.

Level 3: Valuation inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments generally included in this category are total return swap agreements, illiquid corporate bonds and loans, common and preferred stock investments, and equity options that lack observable market pricing.

A significant decrease in the volume and level of activity for an asset or liability is an indication that transactions or quoted prices may not be representative of fair value because, in such market conditions, there may be increased instances of transactions that are not orderly. In those circumstances, we believe further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of financial instrument, whether the financial instrument is new, whether the financial instrument is traded on an active exchange or in the secondary market, and current market conditions. To the extent that we base valuation upon models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by us in determining fair value is greatest for instruments categorized in level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Depending on the relative liquidity in the markets for certain assets, we may transfer assets to level 3 if we determine that observable quoted prices, obtained directly or indirectly, are not available. The variability of the observable inputs affected by the factors described above may cause instruments to be reallocated between levels 1, 2, and/or 3, which we will recognize at the end of the reporting period.

Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that we and others are willing to pay for an asset. Ask prices represent the lowest price that we and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid-ask prices, we will not require that fair value always be a predetermined point in the bid-ask range. Our policy will be to allow for mid-market pricing and adjusting to the point within the bid-ask range based on the protocol for fair value pricing inside of the bid-ask range that is identified by CNL.

In addition, Level 3 values or valuation ranges will be established monthly by unaffiliated valuation firms. Our Advisors will monitor Level 3 investments for unobservable inputs and notify the valuation firms if our Advisors determine that the impact of any unobservable inputs would reasonably be expected to materially impact the fair value of an asset. Our Advisors may deem certain factors to be an unobservable input, including if (i) there is a more recent transaction involving the specific asset, (ii) our Advisors or officers are aware of more recent information regarding an asset, (iii) there exists a trading halt, closed market or an extraordinary market event or (iv) a significant event occurs which may relate to a specific borrower, industry downturn, significant market shift, country risk change, political or geographical action or natural disaster.

Value Determinations in Connection with this Continuous Offering

To the extent that the net asset value per share increases above the offering price, net of upfront sales load, then the offering price per share will require an upward adjustment. Therefore, persons who subscribe for shares of our common stock in this offering must submit subscriptions for a certain dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock.

In connection with each subscription closing on the sale of shares of our common stock offered pursuant to the prospectus on a continuous basis, we expect that our board of trustees will delegate to our officers the authority to test that (i) the net proceeds per share from the sale of shares are equal to, or greater than, our current net asset value per share and, (ii) the selling price is within the pricing band above net asset value within which we have agreed to sell shares through our selling syndicate, in each case, measured within 48 hours, excluding Sundays and holidays, of each weekly subscription closing. Our officers may, if deemed appropriate, consult with our board of trustees or audit committee members to confirm their determination that we are not selling shares of our common stock at a price which, after deducting up-front selling commissions and dealer manager fees, is below our then current net asset value. We expect that our officers, acting under delegated authority from our board of trustees, will consider the following factors, among others, in making such determination:

●	the net asset value of our common stock as disclosed in our most recent periodic or current report filed with the SEC;

●	our Advisors’ and officers’ assessment of whether any material change in net asset value has occurred (including through any realization of net gains from the sale of a portfolio investment), or any material change in the fair value of portfolio investments has occurred, in each case, from the period beginning on the date of the most recently disclosed net asset value to the period ending two days prior to the date of the weekly subscription closing of our common stock; and

●	the magnitude of the difference between the net asset value disclosed in the most recent periodic or current report we filed with the SEC and our officers’ assessment of any material change in the net asset value since the date of the most recently disclosed net asset value, and the offering price of the shares of our common stock at the date of the weekly subscription closing.

Importantly, this determination does not require that we disclose net asset value in connection with each weekly closing and sale of shares of our common stock, but instead it involves the determination by our Advisors and officers, or by our board of trustees, (i) that we are not selling shares of our common stock at a price which, after deducting up-front selling commissions and dealer manager fees, is below the then current net asset value; and (ii) we are selling shares at a price within the disclosed pricing band, as described above, in each case within forty-eight hours, excluding Sundays and holidays, of the sale.

To the extent that CNL determines, in good faith, that we may not be in compliance with these policies related to sales pursuant to the continuous offering, then CNL will notify our board of trustees prior to the scheduled closing of the sale of shares and our board of trustees will make a determination to either (i) postpone the closing until such time the offering price which, after deducting up-front selling commissions and dealer manager fees, is (a) no longer below our then current net asset value, and (b) within the established pricing band established through the selling syndicates, or (ii) approve a change in the offering price.

These valuation processes and procedures are part of our compliance program. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act. Promptly following any adjustment to the offering price per share of our common stock offered pursuant to the prospectus, we intend to update the prospectus by filing a prospectus supplement with the SEC. We also intend to make updated information available via our website: www.corporatecapitaltrustII.com.

PLAN OF DISTRIBUTION

General

We are offering a maximum of 275,000,000 shares of our common stock on a continuous basis. The current public offering price is $9.80 per share, reflecting that the Managing Dealer will receive a maximum upfront sales load of 4.75%, comprised of upfront selling commission of up to 3.0% and an upfront dealer manager fee of up to 2.75% of the gross offering proceeds of shares sold during this time, except as a discount may apply as described below. The Managing Dealer will also receive an ongoing distribution and shareholder servicing fee at an annualized rate of 1.0% of our current net asset value per share as disclosed in our periodic or current reports, excluding shares issued through the distribution reinvestment plan. However, the ongoing distribution and shareholder servicing fee is a Company expense paid from our assets and will be reflected in the net asset value of all shares. Fees expressed as a percentage of the public offering price per share may be higher or lower due to rounding.

To the extent permitted or required under the rules and regulations of the SEC, we will either supplement the prospectus or file an amendment to the registration statement with the SEC to change our offering price or will voluntarily suspend selling shares in the offering, if our net asset value per share: (i) declines more than 10% from the net asset value per share as of the effective date of this registration statement, (ii) increases to an amount that is greater than the net proceeds per share as stated in the prospectus, or (iii) declines below 97.5% of the net proceeds per share as stated in the prospectus. Additionally, our board of trustees may change the offering price at any time to ensure that our net asset value per share is equal to or less than the public offering price, net of upfront sales load and equal to or greater than 97.5% of the net proceeds per share when we sell shares of common stock. Promptly following any such adjustment to the offering price per share, we will post the updated information on our website at www.corporatecapitaltrustII.com. Our Advisors and their affiliates may reallow the shares of our common stock purchased in private placements or this public offering (other than those counted toward meeting the minimum offering requirement) to their employees through awards granted as part of a long-term equity compensation program.

The Managing Dealer is CNL Securities. The Managing Dealer is a member of the Financial Industry Regulatory Authority, or FINRA, and the Securities Investor Protection Corporation, or SIPC. The Managing Dealer will act as a distributor of our shares of common stock offered by this prospectus. The Managing Dealer is headquartered at 450 S. Orange Avenue, Orlando, FL 32801.

The shares are being offered on a “best efforts” basis, which means generally that the Managing Dealer is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The Company intends that the shares of common stock offered pursuant to this prospectus will not be listed on any national securities exchange during the offering period, and neither the Managing Dealer nor the participating broker-dealers intend to act as market-makers with respect to our common stock. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Company.

Under applicable SEC rules, generally, an issuer may offer and sell securities in a continuous offering, like this offering, only until the third anniversary of the initial effective date of the registration statement under which the securities are being offered and sold. However, if, in accordance with SEC rules, a new registration statement is filed by the issuer before the end of that three-year period, then the continuous offering of securities covered by the prior registration statement (provided such continuous offering had commenced within three years of the initial effective date) may continue until the effective date of the new registration statement, if so permitted under the new registration statement. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement. This prospectus also relates to the shares that the Company will offer under the distribution reinvestment plan. See “Distribution Reinvestment Plan.”

This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Compensation Paid to the Managing Dealer and Participating Broker-Dealers

Our Managing Dealer may engage unrelated, third-party participating broker-dealers in connection with the offering of shares. As used in this prospectus, the term “participating broker-dealers” includes members of FINRA and entities exempt from broker-dealer registration who enter into an agreement with the Managing Dealer to participate in the offering of shares. In connection with the sale of shares by participating broker-dealers, our Managing Dealer may reallow to such participating broker-dealers all or any portion of the up-front selling commissions, dealer manager fees, or ongoing distribution and shareholder servicing fees, all of which, participating broker-dealers may use in their own discretion.

Subject to certain reductions described below, our Managing Dealer will receive an up-front selling commission, a dealer manager fee and an ongoing distribution and shareholder servicing fee in connection with the Company’s shares sold in the offering. The up-front selling commission is up to 3.0% of the gross offering proceeds per share and combined with the dealer manager fee, the aggregate maximum upfront sales load is 4.75% unless a special discount applies. It is anticipated that substantially all of the up-front selling commission will be reallowed by the Managing Dealer to participating broker-dealers for selling shares to their customers.

The dealer manager fee is up to 2.75% of the gross offering proceeds per share and, combined with the up-front selling commission, the aggregate maximum upfront sales load is 4.75% unless a special discount applies. The Managing Dealer may reallow all or a portion of the dealer manager fee for each share sold by a participating broker as marketing support, provided that the participating broker agrees to comply with one or more of the following conditions:

●	To have and use internal marketing support personnel (such as telemarketers or a marketing director) to assist the Managing Dealer’s marketing team;

●	To have and use marketing communications vehicles such as newsletters, conference calls, interactive media and mail to promote our company and this offering;

●	To answer investors’ inquiries concerning quarterly statements, valuations, distribution rates, tax information, annual reports, reinvestment and redemption rights and procedures, and the Company’s financial status;

●	To assist investors with reinvestments and redemptions;

●	To maintain the technology necessary to adequately service our investors as otherwise associated with the offering;

●	To provide other services as requested by investors from time to time; or

●	The estimated volume of sales to be made by a participating broker-dealer.

You can obtain more information from the participating broker-dealer through which you purchase shares about the compensation it receives. Throughout this prospectus, we describe the maximum selling commissions and dealer manager fees assuming that such a reallocation has not occurred.

Ongoing Distribution and Shareholder Servicing Fee

Additionally, in accordance with the Managing Dealer Agreement, we will pay the Managing Dealer an ongoing distribution and shareholder servicing fee at an annualized rate of 1.0% of our net asset value per share, excluding shares issued through the distribution reinvestment plan. The ongoing distribution and shareholder servicing fee will accrue daily based on our current net asset value as disclosed in our periodic or current reports and be paid monthly in arrears. The ongoing distribution and shareholder servicing fee is a Company expense paid from our assets and reflected in the net asset value of all shares. Over time these fees will increase the cost of your investment. FINRA Rule 2310 provides that the maximum underwriting compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds from a distribution reinvestment plan. Payments to FINRA members made in connection with the ongoing distribution and shareholder servicing fee are a form of sales commission and will be considered underwriting compensation for purposes of Rule 2310. We will cease paying the ongoing distribution and shareholder servicing fee with respect to shares outstanding upon the earlier to occur of the following: (i) after termination of the offering, the date when our Managing Dealer advises us that the aggregate underwriting compensation, calculated pursuant to FINRA Rule 2310, equals 10% of the gross proceeds from shares sold in the offering, excluding shares issued through the distribution reinvestment plan, (ii) the date when our Distribution and Shareholder Servicing Plan terminates or is not continued, (iii) the date of a liquidity event, (iv) after termination of the offering, the date when the total underwriting compensation paid from the upfront selling commissions, upfront dealer manager fees and ongoing distribution and shareholder servicing fees attributable to our shares equals 8.5% of the gross offering proceeds from shares sold in the offering, excluding shares issued through the distribution reinvestment plan, or (v) the date that a share is redeemed or is no longer outstanding. The Managing Dealer may reallow to participating broker-dealers all or a portion of ongoing distribution and shareholder servicing fees attributable to such participating broker-dealer’s offering of shares. If applicable, the Managing Dealer may reallow all or a portion of ongoing distribution and shareholder servicing fees to a subsequent participating broker-dealer so long as the subsequent broker-dealer is acting as broker-dealer of record with respect to the shares and has executed a participating broker agreement or ongoing servicing agreement with the Managing Dealer.

See “Special Discounts” for a description of the circumstances under which an up-front selling commission and/or dealer manager fee may be reduced or eliminated in connection with certain purchases. The up-front selling commission and dealer manager fee will not be paid in connection with the purchase of shares pursuant to our distribution reinvestment plan. However, the ongoing distribution and shareholder servicing fee, which is a Company expense and is imposed against our assets, will be reflected in the net asset value of all shares, including those shares purchased with a reduction or waiver of selling commissions and/or dealer manager fees or issued under the distribution reinvestment plan. We will also reimburse the Managing Dealer for reasonable out-of-pocket due diligence expenses that are incurred by the Managing Dealer and/or participating broker-dealers, provided that such expenses are detailed on itemized invoices.

In addition, we and, to a lesser extent, our affiliates may reimburse our Managing Dealer and their associated persons and affiliates for other expenses incurred, including expenses related to bona fide training and education meetings, sales seminars, wholesaling activities and legal expenses. Amounts paid by us to our Managing Dealer may be paid by our Managing Dealer to any participating brokers. We may also reimburse the participating brokers for certain expenses incurred in connection with this offering. Expenses that we may pay to participating brokers, or those expenses our Managing Dealer reallows to participating brokers, include reimbursements for costs and expenses related to investor and broker-dealer sales and training meetings, broker-dealer bona fide training and education meetings for such meetings conducted by us, our Managing Dealer or participating brokers, costs of reasonable entertainment, costs of technology associated with the offering, and other costs and expenses related to such technology costs associated with the offering of shares.

We, or our affiliates, may provide permissible forms of non-cash compensation to registered representatives of our Managing Dealer and the participating broker-dealers, the value of which may not exceed an aggregate of $100 per sales person, per year. In the event incentives are provided to registered representatives of the Managing Dealer or the participating broker-dealers, those incentives will be paid only in cash, and such payments will be made only to the Managing Dealer, not to participating broker-dealers or to their registered representatives. Sales incentive programs offered to the Managing Dealer or to participating broker-dealers must first have been submitted for review by FINRA and must comply with Rule 5110 or Rule 2310, as applicable. Such reimbursements, amounts and items, and permissible forms of compensation described in this and the previous paragraph will be paid from the selling commissions, the dealer manager fees, and/or the ongoing distribution and shareholder servicing fees that are paid in this offering and will be treated as underwriting compensation.

To the extent permitted under applicable law and our declaration of trust, we have agreed to indemnify the Managing Dealer, participating broker-dealers, and participating registered investment advisers against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the Managing Dealer Agreement.

The Managing Dealer and/or participating broker-dealers are required to deliver a copy of the prospectus to each potential investor. The Managing Dealer and/or participating broker-dealers may make this prospectus, our subscription agreement, certain offering documents, administrative and transfer forms, as well as certain marketing materials, available electronically to the potential investors as an alternative to paper copies when possible. As a result, if the Managing Dealer or a participating broker-dealer chooses, with an investor’s prior consent, it may provide an investor with the option of receiving the prospectus, a subscription agreement, offering documents, administrative and transfer forms, as well as marketing materials, electronically. If the Managing Dealer or a participating broker-dealer chooses to offer electronic delivery of these documents to an investor, it will comply with all applicable requirements of the SEC and FINRA and any laws or regulations related to the electronic delivery of documents. In any case, an investor may always receive a paper copy of these documents upon request to the Managing Dealer or the participating broker-dealer.

Multiple Share Classes

We have applied for exemptive relief from the SEC to offer multiple share classes. In the event we obtain such relief, we plan to amend our registration statement to offer additional classes of shares, including a share class without an ongoing asset-based charge. Subject to the availability of additional share classes, we intend to convert shares of our initial share class into a class of shares without an asset-based charge at the end of the month in which a shareholder’s account has paid cumulative underwriting compensation attributable to such shares in excess of 8.50% of gross offering proceeds, as determined by our transfer agent. If we obtain exemptive relief to offer multiple share classes, we will be required to comply with provisions that would not otherwise be applicable to us. Additional share classes that we may issue in the future may have different upfront sales loads, available discounts, on-going fees or expenses and utilize different distribution channels.

Share Distribution Channels and Special Discounts

We expect our Managing Dealer to use multiple distribution channels to sell our shares. These channels may have different selling commissions, and consequently, a different purchase price for the shares. Our Managing Dealer is expected to engage participating broker-dealers in connection with the sale of the shares of this offering in accordance with participating broker agreements. No participating broker-dealers had entered into a participating broker agreement related to this offering prior to the effective date of our registration statement. Except as otherwise described, up-front selling commissions and dealer manager fees will be paid by us to our Managing Dealer in connection with sales by participating broker-dealers.

We will waive the upfront selling commission and the upfront dealer manager fee and sell shares at a discount to the public offering price however, the ongoing distribution and shareholder servicing fee will continue to be paid in the event that the investor is CNL or KKR or one of their affiliates, one of our officers or trustees, an officer or associated person with CNL or KKR or their affiliates, is a registered principal or representative of the Managing Dealer or a participating broker, is an immediate family member of any of the aforementioned persons (including spouses, parents, grandparents, children, siblings and any such person who is related by marriage such that this includes “step-” and “-in law” relations as well as such persons so related by adoption), and other individuals designated by executive management, or, if approved by the board of trustees, joint venture partners, consultants and other service providers. Our Managing Dealer may also engage registered investment advisers or other entities exempt from broker-dealer registration to distribute shares. The up-front selling commission and the up-front dealer manager fees will also be waived for sales of shares through these channels. Neither our Managing Dealer nor its affiliates are expected to directly compensate any person engaged as an investment advisor by a potential investor to induce such investment advisor to advise favorably for an investment in us. We expect to receive the same net proceeds per share for sales of shares through these channels.

Volume Discounts

We are also offering volume discounts to investors who purchase more than $500,000 of shares through the same participating broker-dealer in our offering. The net proceeds per share to us from a sale eligible for a volume discount will be the same, but the upfront selling commissions payable to the participating broker-dealer will be reduced, however, the ongoing distribution and shareholder servicing fee will continue to be paid up to the applicable underwriting compensation limits. The following table shows the discounted price per share and the reduced selling commissions payable for volume sales of our shares. The table below assumes a selling commission of 3.0% of the price per share and a dealer manager fee of 1.75% of the price per share for an aggregate maximum upfront sales load of 4.75% of the price per share.

	Purchase Price per Incremental Share in Volume Discount Range	Reallowed Upfront Commissions on Sales per Incremental Share in Volume Discount Range
Amount of Shares Purchased		Percent	Dollar Amount
Up to $500,000	$9.800	3%	$0.294
$500,001 to $1,000,000	$9.702	2%	$0.196
$1,000,001 to $2,500,000	$9.604	1%	$0.098

We will apply the reduced selling price per share and selling commissions to the incremental shares within the indicated range only. Thus, for example, a total subscription amount of $1,250,000 would result in the purchase of 128,586.9945 shares at a weighted average purchase price of $9.7216 per share as shown below:

●	$500,000 at $9.800 per share = 51,020.4082 shares (3.00% selling commission + 1.75% dealer manager fee);

●	$500,000 at $9.702 per share = 51,535.7658 shares (2.00% selling commission + 1.75% dealer manager fee); and

●	$250,000 at $9.604 per share = 26,030.8205 shares (1.00% selling commission + 1.75% dealer manager fee).

For purposes of determining investors eligible for volume discounts, investments made by accounts with the same primary account holder, as determined by the account tax identification number, may be combined. This includes individual accounts and joint accounts that have the same primary holder as any individual account. Investments made through IRAs may also be combined with accounts that have the same tax identification number as the beneficiary of the IRA.

To the extent requested in writing by an investor as described below, our volume discount is cumulative. An eligible investor may request their qualifying purchase within the offering be combined with their previous purchase or purchases of our Shares by checking the appropriate box and providing requested information on our subscription agreement. To the extent an investor qualified for a volume discount on a particular purchase, any subsequent purchase, regardless of the number of shares subscribed for in that purchase will also qualify for that volume discount or, to the extent the subsequent purchase when aggregated with the prior purchase(s) qualifies for a greater volume discount, such greater discount.

Only shares purchased in this offering are eligible for volume discounts. Shares purchased through our distribution reinvestment plan will neither be eligible for a volume discount nor will such shares count toward the threshold limits listed above that qualify individuals for the various discount levels.

In the event that a person wishes to have his or her order combined with orders made by others for the purposes of being treated as a “single purchaser,” that person must request such treatment in writing at the time of subscription, setting forth the basis for the discount, and identifying the orders to be combined. Any request will be subject to verification that the orders to be combined may be treated as purchases made by a single purchaser. If the order forms for the combined orders of persons wishing to be treated as a single purchaser are submitted at the same time, then the commissions payable and discounted Share price will be allocated pro rata among the combined orders on the basis of the respective amounts of each order. If the order forms are not submitted at the same time, the volume discount provisions will apply only to the order that qualifies the single purchaser for the volume discount and the subsequent orders of that single purchaser.

For example, if an initial purchase is for $300,000, and a second purchase is for $250,000, then the first $200,000 of the second purchase will be priced at $9.800 per share and the remaining $50,000 of the second purchase will be priced at $9.702 per share. Any request to treat a subsequent purchase cumulatively for purposes of the volume discount must be made in writing on the subscription agreement and will be subject to our verification that all of the orders were made by a single purchaser.

Liquidity of Prior Programs

FINRA member firms selling certain non-traded direct participation programs are required to disclose all pertinent facts relating to the liquidity and marketability of the program, including whether prior programs offered by the program sponsor liquidated on or around the date or time period disclosed in the prospectuses for those programs. Affiliates of CNL Financial Group previously sponsored three non-traded REIT programs and currently sponsor four additional non-traded public REIT programs and one non-traded business development company. The three prior non-traded public REIT programs have gone full cycle, meaning from raising initial capital to payout, and, for those programs in which the prospectus disclosed a date by which the program might be liquidated, all were liquidated prior to such projected date. The current non-traded business development company and three of the current non-traded public REIT programs are within the liquidity time period disclosed in the prospectuses for those programs but have not yet been liquidated. One of the non-traded public real estate investment trust programs has delayed the investor’s stated liquidity event beyond the date contemplated in the program’s offering document. Our Managing Dealer has served as the managing dealer for all of the above referenced non-traded direct participation programs.

SUBSCRIPTION PROCESS

You must have a bona fide U.S. taxpayer identification number (social security number or employer identification number) and a U.S. address to subscribe to this offering. Investors who meet our suitability standards (see page iii) may subscribe for shares of our common stock as follows:

●	Review this entire prospectus and any appendices and supplements accompanying this prospectus.

●	Complete and execute a subscription agreement and submit the completed subscription agreement to a participating broker-dealer. Subscription agreements may be manually executed by investors with either a physical or, where permitted, electronic signature. A specimen copy of the subscription agreement is included as an exhibit to the registration statement of which this prospectus forms a part. Non-resident alien investors must also provide a completed original current Form W-8BEN.

●	Your investment funds for the full purchase price of the shares of our common stock must be submitted with your subscription agreement. Your initial subscription amount must be at least $5,000. Any purchases thereafter must be at least $500.

●	Direct a funds wire to UMB Bank, N.A. as EA for Corporate Capital Trust II, ABA Routing #101000695, Account #9872232356, FBO (Investor’s Name); or

●	Make the check payable to “UMB Bank, N.A., as EA for Corporate Capital Trust II” or

●	Make the check payable to the custodian of record if purchasing for a qualified plan or brokerage account.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We schedule weekly closings for subscriptions to our common stock, however there is no assurance that your subscription will close on the next succeeding week following your subscription date. Funds received in connection with a subscription will be placed in a non-interest-bearing escrow account pending closing. We are not permitted to accept a subscription for shares of our common stock until at least five (5) business days after the date you receive this prospectus. Subscriptions will be accepted or rejected within thirty (30) calendar days of receipt by us. If your subscription is rejected, all subscription funds will be returned to you, without deduction for any expenses, within ten (10) business days from the date the subscription is rejected. Investors will receive a confirmation of their purchase.

DISTRIBUTION REINVESTMENT PLAN

Any investor who purchases shares of our common stock in this offering may elect to participate in our distribution reinvestment plan by making a written election to participate in such plan on his or her subscription agreement at the time he or she subscribes for shares. If you wish to receive your distribution in cash, no action will be required on your part to do so.

On February 26, 2016, the board of trustees began authorizing and declaring cash distributions on a weekly basis and paying such distributions on monthly basis. Our board of trustees meets quarterly to declare weekly distribution record dates and monthly distribution payment dates. Subject to our board of trustees’ discretion and applicable legal restrictions, we intend to continue to authorize and declare cash distributions. We have adopted an “opt-in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. There will be no up-front selling commissions or dealer manager fees to you if you elect to participate in the distribution reinvestment plan. We will pay the reinvestment agent’s fees under the plan.

Participation in the distribution reinvestment plan will commence with the next distribution paid after receipt of an investor’s written election to participate in the plan and to all other calendar months thereafter, provided such election is received at least 15 business days prior to the last day of the calendar month.

Any purchases of our stock pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. Participants who have submitted a request for the repurchase of their shares under the share repurchase program that have been fully denied must affirmatively re-enroll in the distribution reinvestment plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of trustees authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions.

Your distribution amount will purchase shares at a per share price equivalent to the public offering price pursuant to the effective registration statement at the time of purchase, net of upfront selling commissions and dealer manager fees. In the event that this offering is suspended or terminated, then the reinvestment purchase price will be the net asset value per share. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you are a registered shareholder, you may elect to have your entire distribution reinvested in shares of additional stock by notifying DST Systems, Inc., the reinvestment agent and our transfer agent and registrar, in writing so that such notice is received by the reinvestment agent no later than the record date for distributions to shareholders. If you elect to reinvest your distributions in additional shares of stock, the reinvestment agent will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt-in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

During each quarter, but in no event later than 30 days after the end of each calendar quarter, our transfer agent or another designated agent will mail and/or make electronically available to each participant in the distribution reinvestment plan, a statement of account describing, as to such participant, the distributions received during such quarter, the number of shares of our common stock purchased during such quarter, and the per share purchase price for such shares. Annually, as required by the Code, we will include tax information for income earned on shares under the distribution reinvestment plan on a Form 1099-DIV that is mailed to shareholders subject to IRS tax reporting. We reserve the right to amend, suspend or terminate the distribution reinvestment plan. Any distributions reinvested through the issuance of shares through our distribution reinvestment plan will increase our gross assets on which the management fee and the incentive fee are determined and paid under the Investment Advisory Agreement.

For additional discussion regarding the tax implications of participation in the distribution reinvestment plan, see “Tax Matters.” Additional information about the distribution reinvestment plan may be obtained by contacting shareholder services for Corporate Capital Trust II at 866-650-0650.

SHARE REPURCHASE PROGRAM

During the term of this offering, we do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase shares of our common stock, your ability to sell your shares will be limited.

Beginning no later than July 1, 2017, and subject to the discretion of the board of trustees, we intend to commence a share repurchase program pursuant to which we intend to conduct quarterly tender offers, on approximately 10% of our weighted average number of outstanding shares in any 12-month period, in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act, to allow our shareholders to tender their shares at a specific offer price that is determined based upon our net asset value per share on the last date of the prior quarter prior to the initiation of each tender offer program. Our share repurchase program will include numerous restrictions that limit your ability to sell your shares.

We intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. See “Distribution Reinvestment Plan.” At the discretion of our board of trustees, we may also use cash on hand, cash available from borrowings, and cash from the sale of our investments as of the end of the applicable period to repurchase shares. In addition, we will limit repurchases in each quarter to 2.5% of the weighted average number of shares of our common stock outstanding in the prior four calendar quarters. You may tender all of the shares of our common stock that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.

To the extent that the number of shares of our common stock tendered to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Delaware law, which prohibit distributions that would cause a trust to fail to meet statutory tests of solvency. The limitations and restriction described above may prevent us from accommodating all repurchase requests made in any year. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.

We will offer to repurchase shares on such terms as may be determined by our board of trustees in its complete and absolute discretion unless, in the judgment of our independent trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our board will exercise its discretion to offer to repurchase shares or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we under-perform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

The Company will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the board of trustees determines to be fair to the Company and to all shareholders. When the board of trustees determines that the Company will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Company’s net asset value per share by contacting us during the period. If a repurchase offer is oversubscribed by shareholders who tender shares, the Company will repurchase a pro rata portion of the shares tendered by each Shareholder, extend the repurchase offer, or take any other action with respect to the repurchase offer permitted by applicable law.

Repurchases of shares from shareholders by the Company will be paid in cash. Repurchases will be effective after receipt and acceptance by the Company of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Company does not impose any charges in connection with repurchases of shares.

Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Advisors would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment related expenses as a result of higher portfolio turnover rates. Our Advisors intend to take measures, subject to policies as may be established by our board of trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

ADDITIONAL INFORMATION

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, but only in permitted jurisdictions and only when accompanied by or preceded by the delivery of this prospectus, as supplemented. We will submit all supplemental sales materials to the SEC, or with FINRA as permitted by regulation, for review prior to distributing such materials. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading our prospectus. The sales materials expected to be used in permitted jurisdictions include:

●	investor sales promotion brochures;

●	cover letters transmitting the prospectus;

●	brochures containing a summary description of the offering;

●	fact sheets describing the general nature of our business and our investment objective;

●	flyers describing our recent investments;

●	broker updates;

●	online investor presentations;

●	third-party article reprints;

●	website material;

●	electronic media presentations; and

●	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by CNL or its affiliates with the exception of any third-party article reprints. In certain jurisdictions, some or all of such sales materials may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in such sales materials.

We are offering shares in this offering only by means of this prospectus. Although we do not expect that the information contained in our supplemental sales materials will conflict with any of the information contained in this prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus or the registration statement of which this prospectus is a part.

Reports to Shareholders

Within 45 days after the end of each fiscal quarter, we are required to file our quarterly report on Form 10-Q. Within 90 days after the end of each fiscal year, we are required to file our annual report on Form 10-K and then will provide a copy of our annual report on Form 10-K to all shareholders of record as of the end of each fiscal year shortly after filing it with the SEC. We will also file with or submit to the SEC current reports on Form 8-K, proxy statements and other information meeting the informational requirements of the Exchange Act. These reports, including communications with shareholders, should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which this prospectus is a part. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We maintain a website at www.corporatecapitaltrustII.com and intend to make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at Shareholder Services, Corporate Capital Trust II, 450 S. Orange Ave., Orlando, FL 32801. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549-0102.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information electronically by registering your attention at www.corporatecapitaltrustII.com/gopaperless. Unless you elect to receive such documents and information electronically, they will be provided in paper form by U.S. mail. You must have Internet access to use electronic delivery. While we impose no additional charge for this service, there could be costs associated with electronic delivery, such as on-line access charges. In addition, all such documents and information may be accessed and printed from our website. As documents and information become available, if we have your email address on record, we will notify you by sending you an email message, which will include instructions on how to retrieve the document. If our email notification is returned to us as “undeliverable,” we will contact you to obtain your updated email address. If we are unable to obtain a valid email address for you, we will resume sending paper copies by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you paper copies of all documents that we are required to provide to you. However, in order for us to be properly notified, your revocation must be given to us within a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Persons subject to this code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is included as an exhibit to our registration statement for this offering. A copy of our code of ethics is also available on our website: www.corporatecapitaltrustII.com. You may also read and copy our code of ethics at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may also obtain copies of our code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, NE, Washington, DC 20549.

TAX MATTERS

The following is a summary of certain U.S. federal income tax consequences to a shareholder who purchases our common stock pursuant to this offering. This summary is subject to change by legislative or administrative action, and any change may be retroactive. The discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to us, or which may be important to particular shareholders in light of their individual investment circumstances. The discussion also does not address the tax consequences applicable to some types of shareholders subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, shareholders holding shares through tax-advantaged accounts (such as 401(k) plan accounts or individual retirement accounts), partnerships or other pass-through entities (including S corporations), persons holding our shares of common stock in connection with a hedging, straddle, conversion or other integrated transactions, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens or shareholders who contribute assets to us in exchange for our shares. This discussion assumes that the shareholders hold their shares of common stock as capital assets for U.S. federal income tax purposes. No attempt is made to present a detailed explanation of all U.S. federal income tax aspects affecting us and our shareholders, and the discussion set forth herein does not constitute tax advice. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, regarding any matter discussed herein. Tax counsel has not rendered any legal opinion regarding any tax consequences relating to us or our shareholders. Shareholders are urged to consult their own tax advisers to determine the U.S. federal, state, local, and foreign tax consequences of investing in our shares.

Taxation of our Company

We intend to elect to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. To qualify as a RIC, we must: (a) derive in each taxable year at least 90% of our gross income from dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, other income (including but not limited to gain from options, futures and forward contracts) derived with respect to our business of investing in stock, securities or currencies, or net income derived from an interest in a “qualified publicly traded partnership,” or QPTP (the “Income Test”); and (b) diversify our holdings so that, at the end of each quarter of each taxable year: (i) at least 50% of the market value of our total assets is represented by cash and cash items, U.S. Government securities, the securities of other regulated investment companies, and other securities, with other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of our total assets and not more than 10% of the outstanding voting securities of such issuer (subject to the exception described below), and (ii) not more than 25% of the market value of our total assets is invested in the securities of any issuer (other than U.S. Government securities and the securities of other regulated investment companies), the securities of any two or more issuers that we control and that are determined to be engaged in the same business or similar or related trades or businesses, or the securities of one or more QPTPs (the “Asset Diversification Test”).

In addition, as a RIC, we must distribute to our shareholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses. In this prospectus, we refer to this distribution requirement as the Annual Distribution Requirement. A RIC can elect to treat as paid, during the taxable year, certain dividends actually paid by the RIC in the subsequent taxable year. Such dividends commonly are referred to as spillback dividends. This election affects only the tax treatment of the RIC. The shareholders generally are taxed on distributions in the year of actual distribution of such distributions. Any distribution taxable as a dividend declared by us in October, November or December of any calendar year, payable to shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our shareholders on December 31 of the year in which the dividend was declared.

As a RIC, in any fiscal year with respect to which we distribute at least 90% of the sum of our: (i) “investment company taxable income,” (as defined above), determined without regard to the deduction for dividends and distributions paid and (ii) net tax exempt interest income (which is the excess of our gross tax exempt interest income over certain disallowed deductions), we (but not our shareholders) generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains distributed to our shareholders. We intend to distribute, in cash and/or our own shares, annually, all or substantially all of such income. To the extent we retain our net capital gains for investment or any investment company taxable income, we will be subject to U.S. federal income tax. We may choose to retain our net capital gains for investment or any investment company taxable income, and pay the associated federal corporate income tax, including the federal excise tax described below.

We may retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount each shareholder will be required to include his, her, or its share of the deemed distribution in income as if it had been actually distributed to the shareholder, and the U.S. shareholders will be entitled to claim a credit equal to his, her, or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the shareholder’s cost basis for his, her or its common stock. Since we expect to pay tax on retained net capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. shareholder’s other federal income tax obligations or may be refunded to the extent it exceeds a shareholder’s liability for federal income tax. A shareholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form to claim a refund with respect to the allocable share of the taxes that we have paid. For federal income tax purposes, the tax basis of shares owned by a shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by the shareholder as described in this paragraph. To utilize the deemed distribution approach, we must provide written notice to shareholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax payable by us. To avoid this tax, we must distribute (or be deemed to have distributed) during each calendar year an amount at least equal to the sum of:

1.	at least 98% of our ordinary taxable income (taking into account certain deferrals and elections, and generally applying certain mark-to-market provisions as if our tax year ended on October 31) for the calendar year;

2.	at least 98.2% of the amount by which our capital gains exceed our capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made by us to use our taxable year); and

3.	certain undistributed amounts from previous years on which we paid no U.S. federal income tax.

While we generally intend to distribute income and capital gains in the manner necessary to minimize imposition of the 4% federal excise tax, we may also decide to distribute less and pay the federal excise taxes. In that event, we will be liable for the tax only on the amount by which we do not meet the foregoing distribution requirement.

If, in any particular taxable year, we do not satisfy the Annual Distribution Requirement or otherwise were to fail to qualify as a RIC (for example, because we fail the 90% annual gross income requirement described above), all of our taxable income (including our net capital gains) will be subject to tax at regular corporate rates without any deduction for dividends to shareholders, and distributions generally will be taxable to the shareholders as qualified dividends to the extent of our current and accumulated earnings and profits. If we fail to satisfy the Asset Test or the Income Diversification Test, we may be permitted to avoid disqualification as a RIC under certain cure provisions, which, in general, are limited to failures due to reasonable cause and not willful neglect.

We may decide to be taxed as a regular corporation even if we would otherwise qualify as a RIC if we determine that treatment as a regular corporation for a particular year would be in our best interests.

Taxation of U.S. Shareholders

For purposes of this discussion, a “U.S. shareholder” is a holder or a beneficial holder of shares which is for U.S. federal income tax purposes: (1) a person who is a citizen or resident of the U.S., (2) a domestic corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if: (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. A “Non-U.S. shareholder” is a holder or beneficial owner of shares that is neither a U.S. shareholder nor a partnership or other entity classified as a partnership for U.S. tax purposes. If a partnership or other entity classified as a partnership for U.S. tax purposes holds the shares, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the activities of the partner. Partnerships acquiring shares, and partners in such partnerships, should consult their own tax advisors. Prospective investors that are not U.S. shareholders are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of an investment in our shares, including the potential application of U.S. withholding taxes.

Distributions we pay to our shareholders from our ordinary income or from an excess of net realized short-term capital gains over net realized long-term capital losses, which together we refer to in this prospectus as “ordinary income dividends,” are generally taxable to you as ordinary income to the extent of our earnings and profits. Due to our expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate shareholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions made to you from an excess of net realized long-term capital gains over net realized short-term capital losses, which we refer to in this prospectus as “capital gain dividends,” including capital gain dividends credited to you but retained by us, are taxable to you as long-term capital gains if they have been properly designated by us, regardless of the length of time you have owned our shares. Distributions in excess of our earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset). The reduction in the tax basis of shares by the amount of any return of capital distributions, which will generally result in an increase in the amount of any taxable gain (or a reduction in any deductible loss) on the sale of shares. Generally, shareholders subject to IRS reporting will be provided with a written notice reporting the amount of any ordinary income dividends and capital gain dividends or other distributions as promptly as practicable after the close of the taxable year.

In the event we retain net capital gains, we may designate the retained amounts as undistributed capital gains in a notice to our shareholders. If a designation is made, shareholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by us. In addition, the tax basis of shares owned by a U.S. shareholder would be increased by an amount equal to the difference between: (i) the amount included in the U.S. shareholder’s income as long-term capital gains and (ii) the U.S. shareholder’s proportionate share of the corporate tax paid by us.

If, in January of any year, we pay our shareholders a distribution taxable as a dividend that was declared during the final calendar quarter of the preceding year to our shareholders of record as of a specified date in such calendar quarter, then the dividend will be treated for tax purposes as being paid by us and received by our shareholders on December 31 of such preceding year (i.e., the year in which the dividend was declared). Dividends and other taxable distributions are taxable to our shareholders even if they are reinvested in additional shares of our common stock. In addition, to the extent that a shareholder purchases additional shares within the Distribution Reinvestment Plan at a discount to fair market value of the shares, the shareholder will be treated for tax purposes as having received an additional distribution equal to the amount of the purchase price discount. A shareholder designating a distribution for reinvestment will be taxed on the amount of such distribution as ordinary income to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain dividend or as a return of capital. In that event, such designated portion of the distribution will be taxed as long-term capital gain or as a return of capital, respectively. Any stock received in a purchase under our Distribution Reinvestment Plan will have a holding period for tax purposes commencing on the day following the day on which shares are credited to your account. If you are purchasing our shares pursuant to a reduction in up-front selling commissions or other fees, as set forth elsewhere in this prospectus, you should consult with your own tax advisor before electing to participate in the Distribution Reinvestment Plan.

A U.S. shareholder will realize gain or loss on the sale or exchange of our shares of common stock in an amount equal to the difference between the shareholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, a gain or loss recognized by a U.S. shareholder on the sale or other disposition of our shares of common stock will result in capital gain or loss to such shareholder, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss realized by a shareholder upon the sale or exchange of our shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by such shareholder. A loss realized on a sale or exchange of our shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Present law taxes both long-term and short-term capital gains of corporations at the rates applicable to ordinary income.

The repurchase or transfer of our shares may result in a taxable gain or loss to a tendering shareholder. Different tax consequences may apply to tendering and non-tendering shareholders in connection with a repurchase offer. For example, if a shareholder does not tender all of his or her shares, such repurchase may not be treated as an exchange for U.S. federal income tax purposes, and may instead constitute a distribution subject to evaluation as a deemed dividend. Alternatively, shareholders who tender all of their shares (including shares deemed owned by such shareholders through application of the constructive ownership rules) will be treated as having sold their shares and generally will realize a capital gain or loss.

An additional tax of 3.8% generally will be imposed on the “net investment income” of U.S. shareholders who meet certain requirements and are individuals, estates or certain trusts. Among other items, “net investment income” generally includes gross income from dividends and net gain attributable to the disposition of certain property, such as shares of our common stock. U.S. shareholders should consult their tax advisors regarding the possible applicability of this additional tax in their particular circumstances.

Federal law requires us to report our shareholders’ cost basis, gain/loss, and holding period to the IRS on Form 1099s when “covered” securities are sold. For purposes of these reporting requirements, all of our shares acquired by non-tax exempt shareholders, including those acquired through our Distribution Reinvestment Plan, will be considered covered securities. We have chosen FIFO (first-in, first-out) as our standing (default) tax lot identification method for all shareholders. A tax lot identification method is the way we will determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing transaction prices, and the entire position is not sold at one time. Our standing tax lot identification method is the method covered securities will be reported on your Form 1099 if you do not select a specific tax lot identification method. You may choose a method different than our standing method and will be able to do so from the time you are admitted as a shareholder up through and until the sale of the covered securities. For those securities defined as “covered” under current IRS cost basis tax reporting regulations, we are responsible for maintaining accurate cost basis and tax lot information for tax reporting purposes. We are not responsible for the reliability or accuracy of the information for those securities that are not “covered.” We encourage you to refer to the appropriate IRS regulations or consult your tax advisor with regard to your personal circumstances and any decisions you may make with respect to choosing a tax lot identification method.

As required by the Internal Revenue Code, we will send our shareholders, as promptly as possible after the end of each calendar year, a notice detailing the amounts includible in such shareholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the “qualified dividend income” rate). Distributions may be subject to additional state, local and foreign taxes depending on a shareholder’s particular situation.

If a shareholder recognizes a loss with respect to our shares in excess of certain prescribed thresholds (generally, $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder), the shareholder must file with the IRS a disclosure statement on Form 8886. Direct investors of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, equity owners of RICs are not excepted. The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their particular circumstances.

We may be required to withhold federal income tax, which we refer to in this prospectus as backup withholding (currently, at a rate of 28%), from all taxable distributions to any non-corporate U.S. shareholder: (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such shareholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is typically his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. shareholder’s federal income tax liability, provided that proper information is provided to the IRS.

We will be treated as a “publicly offered regulated investment company” (within the meaning of Section 67 of the Code) if either (i) shares of our common stock and our preferred stock collectively being held by at least 500 persons at all times during a taxable year, (ii) shares of our common stock being treated as regularly traded on an established securities market or (iii) shares of our common stock being continuously offered pursuant to a public offering (within the meaning of section 4 of the Securities Act of 1933, as amended. If we are not treated as a publicly offered regulated investment company for any calendar year, for purposes of computing the taxable income of U.S. shareholders that are individuals, trusts or estates, (i) our earnings will be computed without taking into account such U.S. shareholders’ allocable shares of the management and incentive fees paid to our investment adviser and certain of our other expenses, (ii) each such U.S. shareholder will be treated as having received or accrued a dividend from us in the amount of such U.S. shareholder’s allocable share of these fees and expenses for the calendar year, (iii) each such U.S. shareholder will be treated as having paid or incurred such U.S. shareholder’s allocable share of these fees and expenses for the calendar year, and (iv) each such U.S. shareholder’s allocable share of these fees and expenses will be treated as miscellaneous itemized deductions by such U.S. shareholder. Miscellaneous itemized deductions generally are deductible by a U.S. shareholder that is an individual, trust or estate only to the extent that the aggregate of such U.S. shareholder’s miscellaneous itemized deductions exceeds 2% of such U.S. shareholder’s adjusted gross income for U.S. federal income tax purposes, are not deductible for purposes of the alternative minimum tax and are subject to the overall limitation on itemized deductions under Section 67 of the Code.

Shareholders should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local, and foreign tax consequences of an investment in our shares.

Company Investments

Certain of the investment practices of the Company are subject to special and complex U.S. federal income tax provisions that may: (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (ii) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions and may decide to make certain tax elections, borrow money, or dispose of securities to mitigate the effect of these rules and prevent our disqualification as a RIC.

Investments made by us in securities issued at a discount or providing for deferred interest or paid-in-kind interest are subject to special tax rules that will affect the amount, timing, and character of distributions to our shareholders. For example, with respect to securities issued at a discount, we will generally be required to accrue daily, as income, a portion of the discount and to distribute such income to our shareholders (including us) each year to maintain our qualification as a RIC and to avoid U.S. federal income and excise taxes. Since in certain circumstances we may recognize income before or without receiving cash representing such income, we may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining our RIC status and avoiding U.S. federal income and excise taxes. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital, distribute our own shares, or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thereby be subject to corporate-level income tax.

In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. We do not expect to satisfy the requirement to pass through to our shareholders their share of the foreign taxes paid by us.

We may invest in non-U.S. corporations (or other non-U.S. entities treated as corporations for U.S. federal income tax purposes). Thus, it is possible that one or more such entities in which we invest could be treated under the Code and the U.S. Treasury regulations as a “passive foreign investment company” or a “controlled foreign corporation.” The rules relating to investment in these types of non-U.S. entities are complex and designed to ensure U.S. taxpayers are either, in effect, taxed currently (or on an accelerated basis with respect to corporate level events) or taxed at increased tax rates at distribution or disposition. In certain circumstances this could require us to recognize income where we do not receive a corresponding payment in cash and make distributions with respect to such income in order to maintain our status as a RIC. Under such circumstances, we may have difficulty meeting the Annual Distribution Requirement necessary to maintain RIC tax treatment under the Code. Furthermore, under certain circumstances, an investment in a passive foreign investment company could result in a tax imposed on us and/or an increase in the amount of taxable distributions by us to our shareholders. The IRS recently issued proposed regulations that, if finalized, would generally treat our income inclusion from an investment in a passive foreign investment company with respect to which we have made a “qualified electing fund” election as qualifying income only if there is a distribution out of the earnings and profits of the passive foreign investment company that are attributable to such income inclusion. Such proposed regulations, if finalized, would also generally treat certain income inclusions with respect to our investment in a controlled foreign corporation as qualifying income only if there is a distribution out of the earnings and profits of controlled foreign corporation that are attributable to such income inclusions. The proposed regulations, if adopted, would apply to taxable years beginning on or after 90 days after the regulations are published as final.

We may generate certain income that might not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions to endeavor to prevent our disqualification as a RIC. In order to ensure such income does not disqualify us as a RIC, we may be required to recognize such income indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Any such corporations will generally be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees. Dividends paid by us that are derived from distributions we receive from U.S. subsidiary corporations will generally be eligible for the reduced rates of tax for qualified dividend income allowed to individuals and for the dividends received deduction allowed to corporate shareholders, assuming that certain holding period and other requirements are satisfied.

Taxation of Non-U.S. Shareholders

Whether an investment in the shares of our common stock is appropriate for a Non-U.S. shareholder will depend upon that person’s particular circumstances. An investment in the shares of our common stock by a Non-U.S. shareholder may have adverse tax consequences. Non-U.S. shareholders should consult their own tax advisors with respect to the U.S. federal income tax, U.S. federal estate tax, withholding tax and state, local and foreign tax consequences of acquiring, owning or disposing of shares of our common stock before investing in our commons stock.

We do not intend to calculate and report to shareholders the amount of our dividends derived from short-term capital gains and interest income that is eligible for an exemption from withholding tax applicable to “short-term capital gain dividends” and “interest-related dividends”. Thus, all distributions of our “investment company taxable income” to Non-U.S. shareholders are expected to be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. shareholder, in which case the distributions will generally be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal tax if the Non-U.S. shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.

Subject to the discussion below under the heading “FATCA”, actual or deemed distributions of our net capital gains to a Non-U.S. shareholder, and gains realized by a Non-U.S. shareholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. shareholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. shareholder in the United States or, in the case of an individual Non-U.S. shareholder, the shareholder is present in the United States for 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. shareholder, distributions (both actual and deemed), and gains realized upon the sale of our common share that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. shareholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. shareholder provides us or the dividend paying agent with an applicable IRS Form W-8 (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. shareholder or otherwise establishes an exemption from backup withholding.

An investment in shares by a non-U.S. person may also be subject to U.S. federal estate tax. Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax, U.S. federal estate tax, withholding tax and state, local and foreign tax consequences of acquiring, owning or disposing of shares of our common stock.

FATCA

The Foreign Account Tax Compliance provisions of the U.S. Hiring Incentives to Restore Employment Act (“FATCA”) generally impose a new reporting regime and 30% withholding tax with respect to certain U.S. source income (including interest and dividends) and, beginning January 1, 2019, gross proceeds from the sale or other disposal of property that can produce U.S. source interest or dividends (“Withholdable Payments”). As a general matter, the new rules are designed to require U.S. persons’ direct and indirect ownership of non-U.S. accounts and non-U.S. entities to be reported to the IRS. The 30% withholding tax regime applies if there is a failure to provide required information regarding U.S. ownership. We will be required to report to the IRS and to impose a 30% withholding tax on the share of Withholdable Payments to (i) members that are non-U.S. financial entities that do not enter into an agreement (an “FFI Agreement”) with the IRS to provide information, representations and waivers of non-U.S. law as may be required to comply with the provisions of the new rules, including, information regarding its direct and indirect U.S. owners; (ii) members who fail to establish their non-U.S. status as required under the FFI Agreement; and (iii) other members that do not provide certifications or information regarding their U.S. ownership. The IRS has issued regulations regarding FATCA but not yet provided a form of FFI Agreement. Although the application of FATCA to a sale or other disposal of an interest in a partnership is unclear, it is possible that the gross proceeds of the sale or other disposal of your shares after December 31, 2018 will be subject to FATCA under the rules described above if such proceeds are treated as an indirect disposal of your interest in assets that can produce U.S. source interest or dividends.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Dechert LLP.

EXPERTS

The financial statements as of December 31, 2016 and December 31, 2015 of Corporate Capital Trust II included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

SHAREHOLDER PRIVACY NOTICE

We collect nonpublic personal information about our shareholders in the ordinary course of establishing and servicing their accounts. Nonpublic personal information means personally identifiable financial information that is not publicly available and any list, description, or other grouping of shareholders that is derived using such information. For example, it includes a shareholder’s address, social security or taxpayer identification number, account balance, income, investment activity, and bank account information. We collect this information from the following sources:

●	account applications or other required forms, correspondence (written or electronic), or from telephone contacts with customers inquiring about us;

●	transaction history of a shareholder’s account; and

●	service providers.

We will not disclose nonpublic personal information about you or your account(s) to anyone without your consent other than to:

●	Our service providers, including our Advisors, as necessary for the servicing of your account. Our service providers in turn have an obligation to protect the confidentiality of your personal information.

●	Companies that may perform marketing services on our behalf or pursuant to joint marketing agreements. These marketing companies also have an obligation to protect confidential information.

●	Government officials or other persons unaffiliated with us, to the extent required by federal or Delaware law or our declaration of trust, including in accordance with subpoenas, court orders, and requests from government regulators.

If you decide to close your account(s), we will adhere to the practices described in this notice.

If you invest in our common stock through a financial intermediary, such as a broker-dealer, bank or trust company, the privacy policy of your financial intermediary will govern how your nonpublic personal information will be shared with other parties.

We maintain physical, electronic, and procedural safeguards to protect your nonpublic personal information.

INDEX TO FINANCIAL STATEMENTS

Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of

Corporate Capital Trust II

We have audited the accompanying statements of assets and liabilities of Corporate Capital Trust II (the “Company”) as of December 31, 2016 and 2015, including the schedule of investments, as of December 31, 2016, and the related statement of operations for the year ended December 31, 2016, and the related changes in net assets and cash flows for the year ended December 31, 2016, and the period from August 27, 2015 (inception) to December 31, 2015, and the financial highlights for the period from March 1, 2016 (commencement of operations) to December 31, 2016. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the custodians, or loan agents; where replies were not received we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Corporate Capital Trust II as of December 31, 2016 and 2015, and the results of its operations for the year ended December 31, 2016, and the changes in its net assets and its cash flows for the year ended December 31, 2016, and the period from August 27, 2015 (Inception) to December 31, 2015, and the financial highlights for the period from March 1, 2016 (commencement of operations) to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

San Francisco, CA

March 17, 2017

Corporate Capital Trust II
Statements of Assets and Liabilities

	December 31,
	2016	2015
Assets
Investment at fair value:
Non-controlled, non-affiliated investments (amortized cost of $55,455,599 and $0, respectively)	$56,192,783	$—
Cash	3,843,177	202,000
Interest receivable	332,207	—
Receivable for investments sold	2,562,122	—
Principal receivable	25,163	—
Receivable from advisors	281,497	—
Prepaid expenses	55,346	—
Total assets	63,292,295	202,000
Liabilities
Payable for investments purchased	$7,248,119	$—
Distributions payable	251,754	—
Accrued performance-based incentive fees	167,068	—
Accrued trustees’ fees	1,632	—
Accrued distribution and shareholder servicing fees	54,567	—
Accrued professional services	186,238	—
Other accrued expenses and liabilities	365,626	—
Total liabilities	8,275,004	—
Commitments and contingencies (Note 9)
Net Assets	$55,017,291	$202,000
Components of Net Assets

Preferred stock, $0.001 par value per share, 100,000,000 and 1,000,000 shares authorized and unissued at December 31, 2016 and December 31, 2015, respectively.	―	―
Common stock, $0.001 par value per share, 1,000,000,000 shares authorized, 5,944,203 and 22,444 shares issued and outstanding at December 31, 2016 and December 31, 2015, respectively	5,944	22
Paid-in capital in excess of par value	54,258,832	201,978
Undistributed net investment income	55,521	—
Accumulated net realized losses	(35,568)	―
Accumulated net unrealized appreciation on investments	732,562	—
Net assets	$55,017,291	$202,000
Net asset value per share	$9.26	$9.00

See notes to financial statements.

Corporate Capital Trust II
Statements of Operations

	Year Ended December 31,	Period from August 27, 2015 (Inception) to December 31,
	2016	2015
Investment income
Interest income	$1,320,502	$—
Fee income	6,378	—
Total investment income	1,326,880	—
Operating expenses
Professional services	757,927	—
Investment advisory fees	512,289	—
Administrative services	404,811	—
Distribution and shareholder servicing fee	250,842	—
Custodian and accounting fees	169,280	—
Performance-based incentive fees	167,068	—
Trustee fees and expenses	159,004	—
Insurance	104,728	—
Other	81,645	—
Total operating expenses	2,607,594	—
Expense support	(2,195,791)	—
Net operating expenses	411,803	—
Net investment income before taxes	915,077	—
Income tax expense, including excise tax	6,107	—
Net investment income	908,970	—

Net realized and unrealized gains (losses)
Net realized gains on:
Non-controlled, non-affiliated investments	97,695	—
Foreign currency transactions	3,375	—
Net realized gains	101,070	—
Net change in unrealized appreciation (depreciation) on:
Non-controlled, non-affiliated investments	737,184	—
Foreign currency translation	(4,622)	—
Net change in unrealized appreciation	732,562	—
Net realized and unrealized gains	833,632	—
Net increase in net assets resulting from operations	$1,742,602	$—
Net investment income per share	$0.35	$—
Diluted and basic earnings per share	$0.66	$—
Weighted average number of shares of common stock outstanding (basic and diluted)	2,623,246	—
Distributions declared per share	$0.48	$—

See notes to financial statements.

Corporate Capital Trust II
Statements of Changes in Net Assets

	Year Ended December 31,	Period from August 27, 2015 (Inception) to December 31,
	2016	2015

Operations
Net investment income	$908,970	$—
Net realized gains on investments and foreign currency transactions	101,070	—
Net change in unrealized appreciation on investments and foreign currency translation	732,562	—
Net increase in net assets resulting from operations	1,742,602	—
Distributions to shareholders from
Net investment income	(908,970)	—
Net realized gains	(101,070)	—
Distributions in excess of net investment income (Note 7)	(236,996)	—
Net decrease in net assets resulting from shareholders’ distributions	(1,247,036)	—
Capital share transactions
Issuance of shares of common stock	53,933,737	202,000
Reinvestment of shareholders distributions	385,988	—
Net increase in net assets resulting from capital share transactions	54,319,725	202,000
Total increase in net assets	54,815,291	—
Net assets at beginning of period	202,000	202,000
Net assets at end of period	$55,017,291	$202,000
Capital share activity
Shares issued from subscriptions	5,879,947	22,444
Shares issued from reinvestment of distributions	41,812	—
Net increase in shares outstanding	5,921,759	22,444

Undistributed net investment income at end of year	$55,521	$—

See notes to financial statements.

Corporate Capital Trust II
Statements of Cash Flows

	Year Ended December 31,	Period from August 27, 2015 (Inception) to December 31,
	2016	2015

Operating Activities:
Net increase in net assets resulting from operations	$1,742,602	$—
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchases of investments	(63,508,988)	—
Increase in payable for investments purchased	7,248,119	—
Proceeds from sales of investments	6,209,475	—
Proceeds from principal payments	2,247,364	—
Net realized gain on investments	(97,695)	—
Net change in unrealized appreciation on investments	(737,184)	—
Net change in unrealized depreciation on foreign currency translation	4,622	—
Amortization of premium/discount, net	(305,755)	—
Increase in receivable for investments sold	(2,566,744)	—
Increase in principal receivable	(25,163)	—
Increase in receivable from advisors	(281,497)	—
Increase in interest receivable	(332,207)	—
Increase in prepaid expenses	(55,346)	—
Increase in accrued performance-based incentive fees	167,068	—
Increase in accrued distribution and shareholder servicing fees	54,567	—
Increase in accrued trustees’ fees	1,632	—
Increase in accrued professional services	186,238	—
Increase in other accrued expenses and liabilities	365,626	—
Net cash used in operating activities	(49,683,266)	—
Financing Activities:
Proceeds from issuance of shares of common stock	53,933,737	202,000
Distributions paid	(609,294)	—
Net cash provided by financing activities	53,324,443	202,000
Net increase in cash	3,641,177	202,000
Cash, beginning of period	202,000	—
Cash, end of period	$3,843,177	$202,000
Supplemental disclosure of cash flow information and non-cash financing activities:
Distributions reinvested	$385,988	$—
Distributions payable	$251,754	$—

See notes to financial statements.

Corporate Capital Trust II

Schedule of Investments

As of December 31, 2016

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
Senior Secured Loans - First Lien—72.1%
ABB CONCISE Optical Group, LLC	(1)	Retailing	L + 500	1.00%	6/15/2023	$514,880	$513,108	$521,959
ABILITY Network, Inc.	(1)	Health Care Equipment & Services	L + 500	1.00%	5/14/2021	202,267	198,590	203,278
Accuride Corp	(1)	Capital Goods	L + 700	1.00%	11/3/2023	788,670	765,163	772,897
BakerCorp International Inc.	(1)	Capital Goods	L + 300	1.25%	2/7/2020	114,026	100,373	109,323
Bay Club, Co.	(1)	Consumer Services	L + 650	1.00%	8/24/2022	1,226,258	1,202,771	1,236,988
Belk, Inc.	(1)	Retailing	L + 475	1.00%	12/12/2022	1,229,651	1,114,290	1,064,675
Caesars Growth Properties Holdings LLC	(e)(f)(1)	Consumer Services	L + 525	1.00%	5/8/2021	534,486	535,552	539,331
Commercial Barge Line, Co.	(1)	Transportation	L + 875	1.00%	11/12/2020	556,474	527,276	526,795
CSM Bakery Products	(1)	Food, Beverage & Tobacco	L + 400	1.00%	7/3/2020	1,496,141	1,453,460	1,359,244
David’s Bridal, Inc.	(1)	Retailing	L + 400	1.25%	10/11/2019	854,141	793,882	757,696
Distribution International, Inc.	(1)	Retailing	L + 500	1.00%	12/15/2021	2,154,232	1,870,577	1,863,411
FleetPride Corp.	(1)	Capital Goods	L + 400	1.25%	11/19/2019	1,544,197	1,334,388	1,467,628
Genesys Telecommunications Laboratories, Inc.	(1)	Software & Services	L + 525	0.75%	12/1/2023	1,486,000	1,463,845	1,516,188
Global Eagle Entertainment Inc.	(e)(f)(3)	Media	L + 600	1.00%	12/22/2022	1,007,850	977,615	993,992
Heartland Dental Care, Inc.	(1)	Pharmaceuticals, Biotechnology & Life Sciences	L + 450	1.00%	12/21/2018	261,836	259,498	262,572
Information Resources Inc.	(e)(2)	Commercial & Professional Services	L + 425	1.00%	12/20/2023	608,070	605,030	613,391
Integra Telecom Holdings, Inc.	(1)	Telecommunication Services	L + 425	1.00%	8/14/2020	1,581,949	1,585,804	1,589,068
Koosharem, LLC	(1)	Commercial & Professional Services	L + 650	1.00%	5/15/2020	2,150,648	1,905,116	1,949,025
MedAssets, Inc.	(2)	Health Care Equipment & Services	L + 550	1.00%	10/20/2022	1,564,578	1,574,521	1,588,046
Netsmart Technologies, Inc.	(1)	Health Care Equipment & Services	L + 450	1.00%	4/19/2023	81,630	81,430	82,064

See notes to financial statements.

Corporate Capital Trust II

Schedule of Investments

As of December 31, 2016

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
NewWave Communications, Inc.	(1)	Media	L + 375	1.00%	4/30/2020	$75,401	$70,127	$75,190
P2 Energy Solutions, Inc.	(e)(f)(1)	Software & Services	L + 400	1.00%	10/30/2020	532,707	507,403	508,069
PAE Holding Corp	(1)	Capital Goods	L + 550	1.00%	10/7/2022	2,195,480	2,194,968	2,217,435
Paradigm Acquisition Corp.	(1)	Health Care Equipment & Services	L + 500	1.00%	6/2/2022	1,492,424	1,492,424	1,485,581
Polyconcept North America, Inc.	(2)	Consumer Durables & Apparel	L + 525	1.00%	8/10/2023	335,030	331,819	339,218
RedPrairie Corp.	(2)	Software & Services	L + 350	1.00%	10/12/2023	1,000,000	1,003,681	1,012,625
Riverbed Technology, Inc.	(2)	Technology Hardware & Equipment	L + 325	1.00%	4/25/2022	34,550	34,550	34,847
Safway Group Holding, LLC	(1)	Capital Goods	L + 475	1.00%	8/21/2023	1,496,250	1,505,619	1,520,250
Savers, Inc.	(1)	Retailing	L + 375	1.25%	7/9/2019	693,117	611,151	645,032
Sequa Corp.	(1)	Capital Goods	L + 400	1.25%	6/19/2017	1,752,773	1,554,319	1,664,696
SI Organization, Inc.	(1)	Capital Goods	L + 475	1.00%	11/23/2019	603,600	603,636	611,335
SIRVA Worldwide, Inc.	(e)(1)	Commercial & Professional Services	L + 650	1.00%	11/18/2022	2,148,550	2,094,836	2,110,950
TIBCO Software, Inc.	(2)	Software & Services	L + 550	1.00%	12/4/2020	1,416,198	1,355,664	1,424,759
TruGreen, LP	(2)	Consumer Services	L + 550	1.00%	4/13/2023	1,585,224	1,601,050	1,610,984
USIC Holdings Inc.	(1)	Capital Goods	L + 375	1.00%	12/31/2023	1,054,790	1,052,172	1,065,776
Vertafore Inc	(e)(1)	Software & Services	L + 375	1.00%	6/30/2023	140,588	139,884	141,328
Vertiv, Co.	(2)	Technology Hardware & Equipment	L + 500	1.00%	11/30/2023	2,197,160	2,142,506	2,230,117
WireCo WorldGroup, Inc.	(1)	Capital Goods	L + 550	1.00%	7/21/2023	563,478	562,571	570,259
Xerox Business Services, LLC	(e)(f)(3)	Software & Services	L + 550	0.75%	12/7/2023	1,380,513	1,357,477	1,399,495
Total Senior Secured Loans - First Lien							$39,078,146	$39,685,517

See notes to financial statements.

Corporate Capital Trust II

Schedule of Investments

As of December 31, 2016

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
Senior Secured Loans - Second Lien—19.2%
Applied Systems, Inc.	(1)	Software & Services	L + 650	1.00%	1/24/2022	$1,396,857	$1,394,216	$1,414,667
BJ’s Wholesale Club Inc.	(1)	Food & Staples Retailing	L + 750	1.00%	3/26/2020	2,035,800	2,048,601	2,064,210
CTI Foods Holding Co., LLC	(1)	Food, Beverage & Tobacco	L + 725	1.00%	6/28/2021	222,222	204,665	202,222
Formula One (LUX)	(e)(f)(g)(3)	Media	L + 675	1.00%	7/29/2022	422,630	421,573	426,856
Genoa, QoL Healthcare Co., LLC	(1)	Health Care Equipment & Services	L + 800	1.00%	10/28/2024	352,940	353,708	352,940
Grocery Outlet, Inc.	(1)	Food & Staples Retailing	L + 825	1.00%	10/21/2022	198,393	184,154	198,951
iParadigms Holdings, LLC	(1)	Software & Services	L + 725	1.00%	7/29/2022	189,244	184,279	182,620
Misys, Ltd. (GBR)	(f)(h)(g)	Software & Services		12.00%	6/12/2019	54,320	57,241	57,794
NEP Group, Inc.	(1)	Media	L + 875	1.25%	7/22/2020	215,054	202,787	217,204
NewWave Communications, Inc.	(1)	Media	L + 800	1.00%	10/30/2020	206,718	202,226	201,292
Polyconcept North America, Inc.	(2)(i)	Consumer Durables & Apparel	L + 1000	1.00%	12/31/2023	624,235	609,336	615,616
Press Ganey Holdings, Inc.	(2)	Health Care Equipment & Services	L + 725	1.00%	10/21/2024	2,024,940	2,053,581	2,065,439
SI Organization, Inc.	(1)	Capital Goods	L + 875	1.00%	5/23/2020	460,504	453,937	465,494
SRS Distribution, Inc.	(1)	Capital Goods	L + 875	1.00%	2/24/2023	444,840	436,419	459,716
WireCo WorldGroup, Inc.	(3)1e)	Capital Goods	L + 950	1.00%	7/12/2024	1,632,350	1,626,765	1,646,633
Total Senior Secured Loans - Second Lien							$10,433,488	$10,571,654
Total Senior Debt							$49,511,634	$50,257,171
Subordinated Debt—10.7%
Allegheny Technologies Inc.	(f)	Materials	7.88%		8/15/2023	$2,339,000	$2,278,936	$2,292,220
Dynegy Inc.	(f)	Utilities	6.75%		11/1/2019	978,000	988,195	995,115

See notes to financial statements.

Corporate Capital Trust II

Schedule of Investments

As of December 31, 2016

Company (a)(b)	Footnotes	Industry	Interest Rate	Base Rate Floor	Maturity Date	No. Shares/ Principal Amount (c)	Cost (d)	Fair Value
JC Penney Corp., Inc.	(f)	Retailing	8.13%		10/1/2019	$1,383,000	$1,497,869	$1,493,640
Netflix, Inc.	(f)	Retailing	5.88%		2/15/2025	1,017,000	1,116,541	1,097,089
Total Subordinated Debt							$5,881,541	$5,878,064
Equity—0.1%
Polyconcept North America Holdings, Inc., Common Stock	(i)	Consumer Durables & Apparel				624	$62,424	$57,548
Total Equity							$62,424	$57,548
TOTAL INVESTMENTS — 102.1%(h)							$55,455,599	$56,192,783
OTHER ASSETS IN EXCESS OF LIABILITIES—(2.1%)								(1,175,492)
NET ASSETS—100.0%								$55,017,291

(a)	Security may be an obligation of one or more entities affiliated with the named company.
(b)	Non-controlled/non-affiliated investments as defined by the Investment Company Act of 1940, as amended (“1940 Act”), unless otherwise indicated. Non-controlled/non-affiliated investments are investments that are neither controlled investments nor affiliated investments.
(c)	Denominated in U.S. dollars unless otherwise noted.
(d)	Represents amortized cost for debt securities and cost for equity investments translated to U.S. dollars.
(e)	Position or portion thereof unsettled as of December 31, 2016.
(f)	The investment is not a qualifying asset as defined in Section 55(a) under the 1940 Act. A business development company may not acquire any asset other than qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The Company calculates its compliance with the qualifying assets test on a “look through” basis by disregarding the value of the Company’s total return swaps and treating each loan underlying the total return swaps as either a qualifying asset or non-qualifying asset based on whether the obligor is an eligible portfolio company. On this basis, 83.9% of the Company’s total assets represented qualifying assets as of December 31, 2016.
(g)	A portfolio company domiciled in a foreign country. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.
(h)	As of December 31, 2016, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $930,483; the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $228,867; the net unrealized appreciation was $701,616; the aggregate cost of securities for Federal income tax purposes was $55,491,167.
(i)	Investments classified as Level 3 whereby fair value was determined by the Company’s Board of Trustees (see Note 2).

See notes to financial statements.

Corporate Capital Trust II

Schedule of Investments

As of December 31, 2016

(1)	The interest rate on these investments is subject to a base rate of 3-Month LIBOR, which at December 31, 2016 was 1.00%. The current base rate for each investment may be different from the reference rate on December 31, 2016.

(2)	The interest rate on these investments is subject to a base rate of 1-Month LIBOR, which at December 31, 2016 was 0.77%. The current base rate for each investment may be different from the reference rate on December 31, 2016.

(3)	The interest rate on these investments is subject to a base rate of 6-Month LIBOR, which at December 31, 2016 was 1.32%. The current base rate for each investment may be different from the reference rate on December 31, 2016.

Abbreviations:

GBR - United Kingdom

LUX - Luxembourg

L = LIBOR - London Interbank Offered Rate, typically 3-Month

See notes to financial statements.

CORPORATE CAPITAL TRUST II

Notes to Financial Statements

1.	Principal Business and Organization

Corporate Capital Trust II (the “Company”) was formed as a Delaware statutory trust on August 12, 2014. The Company is a non-diversified closed-end management investment company and has elected to be regulated as a business development company under the Investment Company Act of 1940 (the “1940 Act”). The Company’s investment objective is to provide its shareholders with current income and, to a lesser extent, long-term capital appreciation, by investing primarily in the debt of privately owned U.S. companies with a focus on originated transactions sourced through the networks of its advisors. The Company intends to elect to be taxed as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) and operate in a manner so as to qualify for the tax treatment applicable to RICs.

The Company is externally managed by CNL Fund Advisors II, LLC (“CNL”) and KKR Credit Advisors (US) LLC (“KKR”, and together with CNL, the “Advisors”), which are collectively responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments, determining the securities and other assets that the Company will purchase, retain or sell and monitoring the Company’s portfolio on an ongoing basis. Both of the Advisors are registered as investment advisers with the Securities and Exchange Commission (“SEC”). CNL also provides the administrative services necessary for the Company to operate.

On September 29, 2014, the Company filed a registration statement on Form N-2 (the “Registration Statement”) with the SEC to register its common stock. The Registration Statement, as amended, provides for the sale on a continuous basis of up to $2.6 billion of shares of common stock (275 million shares) (the “Offering”). The Registration Statement was declared effective on October 9, 2015, at which time the Company’s Offering commenced.

On March 1, 2016 the Company satisfied its minimum offering requirement to accumulate in excess of $2.25 million in subscriptions in an escrow account via the Share Purchase Agreements entered into by the Advisors. On March 1, 2016, the Company issued shares of common stock in exchange for the subscription capital in the escrow account. The Company commenced principal and investment operations on March 1, 2016.

2.	Significant Accounting Policies

Basis of Presentation – The accompanying financial statements of the Company are prepared in accordance with the instructions to Form 10-K and accounting principles generally accepted in the United States of America (“GAAP”). The Company is an investment company following accounting and reporting guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services—Investment Companies (“ASC Topic 946”).

Use of Estimates – The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (i) the reported amounts of assets and liabilities at the date of the financial statements, (ii) the reported amounts of income and expenses during the reporting periods presented and (iii) disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash – Cash consists of demand deposits.

Valuation of Investments – The Company measures the value of its investments in accordance with ASC Topic 820, Fair Value Measurements and Disclosure (“ASC Topic 820”), issued by the FASB. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are defined as buyers and sellers in the principal or most advantageous market (which may be a hypothetical market) that are independent, knowledgeable, and willing and able to transact. In accordance with ASC Topic 820, the Company considers its principal market to be the market that has the greatest volume and level of activity.

ASC Topic 820 defines hierarchical levels directly related to the amount of subjectivity associated with the inputs used to determine fair values of assets and liabilities. The hierarchical levels and types of inputs used to measure fair value for each level are described as follows:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Publicly listed equities and debt securities, publicly listed derivatives, money market/short-term investment funds and foreign currency are generally included in Level 1. The Company does not adjust the quoted price for these investments.

Level 2 – Valuation inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. In certain cases, debt and equity securities are valued on the basis of prices from orderly transactions for similar investments in active markets between market participants and provided by reputable dealers or independent pricing services. In determining the value of a particular investment, independent pricing services may use certain information with respect to transactions in such investments, quotations from dealers, pricing matrices, market transactions in comparable investments, and various relationships between investments. Investments generally included in this category are corporate bonds and loans that are priced based on observable inputs.

Level 3 – Valuation inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation. Investments generally included in this category are illiquid corporate bonds and loans, unlisted common and preferred stock investments, and equity options that lack observable market pricing.

In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Depending on the relative liquidity in the markets for certain investments, the Company may transfer assets to Level 3 if it determines that observable quoted prices, obtained directly or indirectly, are not available or reliable. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and the consideration of factors specific to the investment.

Investments for which market quotations are readily available are valued using market quotations, which are generally obtained from independent pricing services, broker-dealers or market makers. With respect to the Company’s portfolio investments for which market quotations are not readily available, the Company’s board of trustees is responsible for determining in good faith the fair value of the Company’s portfolio investments in accordance with the valuation policy and procedures approved by the board of trustees, based on, among other things, the input of the Company’s Advisors and management, its audit committee, and independent third-party valuation firms.

The Company and the board of trustees conduct their fair value determination process on a monthly basis and any other time when a decision regarding the fair value of the portfolio investments is required. A determination of fair value involves subjective judgments and estimates. Due to the inherent uncertainty of determining the fair value of portfolio investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been determined had a readily available market value existed for such investments, and the differences could be material. Further, such investments are generally less liquid than publicly traded securities. If the Company was required to liquidate a portfolio investment that does not have a readily available market value in a forced or liquidation sale, the Company could realize significantly less than the value recorded by the Company.

The Company and its Advisors undertake a multi-step valuation process each quarter for determining the fair value of the Company’s investments, the market prices of which are not readily available, as described below:

●	Each portfolio company or investment is initially valued by KKR (internal valuation) and/or the Company’s independent third party valuation firm (external valuation), which provides a valuation range.

●	Valuation recommendations are formulated and documented by KKR and reviewed by KKR’s valuation committee. The KKR valuation committee then provides its valuation recommendation for each portfolio investment, along with supporting documentation, to CNL and the Company.

●	After the Company’s management has substantially completed its review, it forwards the valuation recommendations and supporting documentation for audit committee review.

●	The Company’s board of trustees then discusses the investment valuation recommendations with the Advisors and management and, based on those discussions and the related review process conducted by the Company’s audit committee, determines the fair value of the investments in good faith.

The valuation techniques used by the Company for the assets and liabilities that are classified as Level 3 in the fair value hierarchy are described below.

Senior Debt and Subordinated Debt: Senior debt and subordinated debt investments are initially valued at transaction price and are subsequently valued using (i) market data for similar instruments (e.g., recent transactions or indicative broker quotes), (ii) comparisons to benchmark derivative indices or (iii) valuation models. Valuation models are generally based on yield analysis and discounted cash flow techniques, where the key inputs are based on relative value analyses and the assignment of risk-adjusted discounted rates, based on the analysis of similar instruments from similar issuers. In addition, an illiquidity discount is applied where appropriate.

Equity Investments: Equity investments are initially valued at transaction price and are subsequently valued using valuation models in the absence of readily observable market prices. Valuation models are generally based on (i) market and income (discounted cash flow) approaches, in which various internal and external factors are considered, and (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”) valuation multiples analysis. Factors include key financial inputs and recent public and private transactions for comparable investments. Key inputs used for the discounted cash flow approach include the weighted average cost of capital and assumed inputs used to calculate terminal values, such as EBITDA exit multiples. The fair value for a particular investment will generally be within the value range conclusions derived by the two approaches. Upon completion of the valuations conducted, an lliquidity discount is applied where appropriate.

The Company utilizes several valuation techniques that use unobservable pricing inputs and assumptions in determining the fair value of its Level 3 investments. The unobservable pricing inputs and assumptions may differ by asset and in the application of the Company’s valuation methodologies. The reported fair value estimates could vary materially if the Company had chosen to incorporate different unobservable pricing inputs and other assumptions.

Security Transactions, Realized/Unrealized Gains or Losses, and Income Recognition – Investments purchased on a secondary basis are recorded on the trade date. The Company measures realized gains or losses from the sale of investments using the specific identification method. Realized gains or losses are measured by the difference between the net proceeds from the sale and the amortized cost basis of the investment without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized. The amortized cost basis of investments includes (i) the original cost and (ii) adjustments for the accretion/amortization of market discounts and premiums, and original issue discount. The Company reports changes in fair value of investments as a component of net change in unrealized appreciation (depreciation) on investments in the statement of operations.

Interest Income – Interest income is recorded on an accrual basis and includes amortization of premiums to par value and accretion of discounts to par value. Discounts and premiums to par value on securities purchased are accreted/amortized into interest income over the life of the respective security using the effective interest method. Upon prepayment of a debt investment, any prepayment penalties and unamortized loan fees and discounts are recorded as interest income.

Debt securities are placed on nonaccrual status when principal or interest payments are at least 90 days past due or when there is reasonable doubt that principal or interest will be collected. Generally, accrued interest is reversed against interest income when a debt security is placed on nonaccrual status. Interest payments received on debt securities on nonaccrual status may be recognized as interest income or applied to principal based on management’s judgment. Debt securities on nonaccrual status are restored to accrual status when past due principal and interest are paid and, in management’s judgment, such investments are likely to remain current on interest payment obligations. The Company may make exceptions to this treatment if the debt security has sufficient collateral value and is in the process of collection.

Fee Income – The Company receives fees for commitments, amendments and other services related to portfolio companies. Such fees are recognized as fee income when earned or the services are rendered.

Paid In Capital – The Company records the proceeds from the sale of its common stock on a net basis to (i) capital stock and (ii) paid-in capital in excess of par value, excluding up-front selling commissions and dealer manager fees.

Foreign Currency Translation, Transactions and Gains/Losses - Foreign currency amounts are translated into U.S. dollars on the following basis: (i) at the exchange rate on the last business day of the reporting period for the fair value of investment securities, other assets and liabilities; and (ii) at the prevailing exchange rate on the respective recording dates for the purchase and sale of investment securities, income, expenses, gains and losses.

Net assets and fair values are presented based on the applicable foreign exchange rates described above and the Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in fair values of investments held; therefore, fluctuations related to foreign exchange rate conversions are included with the net realized gains (losses) and unrealized appreciation (depreciation) on investments.

Net realized gains or losses on foreign currency transactions arise from sales of foreign currency, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded by the Company and the U.S. dollar equivalent of the amounts actually received or paid by the Company.

Unrealized appreciation (depreciation) from foreign currency translation for other receivables or payables is presented as net change in unrealized appreciation (depreciation) in foreign currency translation in the statements of operations.

Management Fees – The Company incurs a base management fee (recorded as investment advisory fees) and performance-based incentive fees, including (i) a subordinated incentive fee on income, and (ii) an incentive fee on capital gains, due to its Advisors pursuant to an investment advisory agreement described in Note 5 “Related Party Transactions.” The two components of performance-based incentive fees are combined and expensed in the statements of operation and accrued as accrued performance-based incentive fees in the statements of assets and liabilities. Pursuant to the terms of the investment advisory agreement, the incentive fee on capital gains is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement) based on the Company’s realized capital gains on a cumulative basis from inception, net of all realized capital losses on a cumulative basis and unrealized depreciation at year end, less the aggregate amount of any previously paid capital gains incentive fees. Although the terms of the investment advisory agreement do not provide for the inclusion of unrealized gains in the calculation of the incentive fee on capital gains, pursuant to relevant authoritative guidance for investment companies, the Company includes unrealized gains in the calculation of the incentive fee on capital gains expense and related accrued incentive fee on capital gains. This accrual reflects the incentive fees that would be payable to the Advisors if the Company’s entire portfolio was liquidated at its fair value as of the balance sheet date even though the Advisors are not entitled to an incentive fee with respect to unrealized gains unless and until such gains are actually realized.

Organization and Offering Expenses – Organization expenses will be expensed on the Company’s statement of operations. Continuous offering expenses, excluding sales load and distribution and shareholder servicing fees, will be capitalized on the Company’s statement of assets and liabilities as deferred offering expenses and expensed to the Company’s statement of operations over a 12-month period.

Earnings per Share – Earnings per share is calculated based upon the weighted average number of shares of common stock outstanding during the reporting period.

Distributions – Weekly distributions are generally declared quarterly by the Company’s board of trustees and recognized as a liability on the applicable record date. Distributions are paid monthly. The Company has adopted a distribution reinvestment plan that provides for reinvestment of distributions on behalf of shareholders. Shareholders who have elected to participate in the distribution reinvestment plan will have their cash distribution automatically reinvested in additional shares of common stock at a price per share equivalent to the then current public offering price, net of up-front selling commissions and dealer manager fees.

Federal Income Taxes – The Company intends to elect to be treated for federal income tax purposes, and intends to maintain its qualification, as a RIC under Subchapter M of the Code. Generally, a RIC is not subject to federal income taxes on distributed income and gains if it distributes at least 90% of its “Investment Company Taxable Income,” as defined in the Code. The Company intends to distribute sufficient dividends to maintain its RIC status each year.

The Company is generally subject to nondeductible federal excise taxes if it does not distribute to its shareholders an amount at least equal to the sum of (i) 98% of its net ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which the Company paid no federal income tax. The Company may, at its discretion, pay a 4% nondeductible federal excise tax on under-distribution of capital gains and taxable income.

The Company recognizes in its financial statements the effect of a tax position when it is deemed more likely than not, based on the technical merits, that the position will be sustained upon examination. Tax benefits of positions not deemed to meet the more-likely-than-not threshold are recorded as tax expenses in the current year. The Company did not have any uncertain tax positions that met the recognition or measurement criteria of ASC 740-10-25, Income Taxes – Overall –Recognition, nor did it have any unrecognized tax benefits for the periods presented herein. Although the Company files federal and state tax returns, its major tax jurisdiction is federal.

Permanent book and tax basis differences are reclassified among the Company’s capital accounts, as appropriate. Additionally, the tax character and amount of distributions is determined in accordance with the Code which differs from GAAP.

Recent Accounting Pronouncements - In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU further clarifies how the predominance principle should be applied to cash receipts and payments relating to more than one class of cash flows. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017. The ASU is to be applied retrospectively for each period presented. The Company is currently evaluating the impact this ASU will have on the Company’s statement of cash flows.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” which modifies the presentation of the statement of cash flows and requires reconciliation to the overall change in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. As a result, the statement of cash flows will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents. The ASU is effective for annual reporting periods, and interim periods within those annual periods, beginning after December 15, 2017, with early adoption permitted. The ASU is to be applied retrospectively for each period presented. The Company adopted this ASU on December 31, 2016 and has determined that adoption will not materially impact the presentation of the Company’s cash flows.

3.	Investments

The Company is engaged in a strategy to invest primarily in the debt of privately owned and thinly traded U.S. companies. The primary investment concentrations include (i) senior debt securities and (ii) subordinated debt securities. The Company’s investments may, in some cases, be accompanied by warrants, options or other forms of equity participation. The Company may separately purchase common or preferred equity interests, including non-controlling equity investments. Additionally, the Company may invest in convertible securities, derivatives and private investment funds. The fair value of the Company’s investments will generally fluctuate with, among other things, changes in prevailing interest rates, the general supply of, and demand for, debt capital among private and public companies, general domestic and global economic conditions, the condition of certain financial markets, developments or trends in any particular industry and changes in the financial condition and credit quality of each security’s issuer.

As of December 31, 2016, the Company’s investment portfolio consisted of the following:

	As of December 31, 2016
Asset Category	Amortized Cost	Fair Value	Percentage of Investment Portfolio	Percentage of Net Assets
Senior debt
Senior secured loans - first lien	$39,078,146	$39,685,517	70.6%	72.1%
Senior secured loans - second lien	10,433,488	10,571,654	18.8	19.2
Total senior debt	49,511,634	50,257,171	89.4	91.3
Subordinated debt	5,881,541	5,878,064	10.5	10.7
Equity	62,424	57,548	0.1	0.1
Total investments	$55,455,599	$56,192,783	100.0%	102.1%

As of December 31, 2016, none of the Company’s debt investments were on nonaccrual status.

The industry composition and geographic dispersion of the Company’s investment portfolio as a percentage of total fair value of the Company’s investments as of December 31, 2016 is as follows:

December 31,
Industry Composition	2016
Capital Goods	22.5%
Software & Services	13.6
Retailing	13.2
Health Care Equipment & Services	10.3
Commercial & Professional Services	8.3
Consumer Services	6.0
Materials	4.1
Technology Hardware & Equipment	4.0
Food & Staples Retailing	4.0
Media	3.4
Telecommunication Services	2.8
Food, Beverage & Tobacco	2.8
Consumer Durables & Apparel	1.8
Utilities	1.8
Transportation	0.9
Pharmaceuticals, Biotechnology & Life Sciences	0.5
Total	100.0%

Geographic Dispersion(1)	December 31, 2016
United States	99.1%
Luxembourg	0.8
United Kingdom	0.1
Total	100.0%

(1) The geographic dispersion is determined by the portfolio company’s country of domicile or the jurisdiction of the security’s issuer.

As of December 31, 2016, all of the Company’s investments were denominated in U.S. dollars.

4.	Fair Value of Financial Instruments

The Company’s investments were categorized in the fair value hierarchy described in Note 2. “Significant Accounting Policies”, as follows as of December 31, 2016:

	December 31, 2016
Description	Level 1	Level 2	Level 3	Total
Senior debt	$—	$49,641,555	$615,616	$50,257,171
Subordinated debt	—	5,878,064	—	5,878,064
Equity	—	—	57,548	57,548
Total investments	$—	$55,519,619	$673,164	$56,192,783

There were no transfers between Level 1 and Level 2 during the year ended December 31, 2016. The carrying value of cash is classified as Level 1 with respect to the fair value hierarchy. At December 31, 2016, the Company held two distinct investment positions classified as Level 3, representing an aggregate fair value of $673,164 and 1.2% of the total investment portfolio. The ranges of unobservable inputs used in the fair value measurement of the Company’s Level 3 investments as of December 31, 2016 were as follows:

Asset Group	Fair Value (1)	Valuation Techniques	Unobservable Inputs	Range (Weighted Average) (2)	Impact to Valuation from an Increase in Input (3)
Senior Debt	$615,616	Discounted Cash Flow	Discount Rate	12.95% (12.95%)	Decrease
			EBITDA Multiple	8.58x (8.58x)	Increase
Equity	57,548	Waterfall	Illiquidity Discounts	10.00% (10.00%)	Decrease
			EBITDA Multiple	8.58x (8.58x)	Increase
Total	$673,164

(1)	Certain investments may be valued at cost for a period of time after an acquisition as the best indicator of fair value.

(2)	Weighted average amounts are based on the estimated fair values.

(3)	This column represents the directional change in the fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the input would have the opposite effect. Significant changes in these inputs in isolation could result in significantly higher or lower fair value measurements.

The preceding table represents the significant unobservable inputs as they relate to the Company’s determination of fair values for the majority of its investments categorized within Level 3 as of December 31, 2016. In addition to the techniques and inputs noted in the table above, according to the Company’s valuation policy, it may also use other valuation techniques and methodologies when determining the fair value estimates for the Company’s investments. Any significant increases or decreases in the unobservable inputs would result in significant increases or decreases in the fair value of the Company’s investments.

Investments that do not have a readily available market value are valued utilizing a market approach, an income approach (i.e. discounted cash flow approach), or both approaches, as appropriate. The market comparables approach uses prices, including third party indicative broker quotes, and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) that are discounted based on a required or expected discount rate to derive a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors the Company may take into account to determine the fair value of its investments include, as relevant: available current market data, including an assessment of the credit quality of the security’s issuer, relevant and applicable market trading and transaction comparables, applicable market yields and multiples, illiquidity discounts, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, data derived from merger and acquisition activities for comparable companies, and enterprise values, among other factors.

The following table provides reconciliations for the year ended December 31, 2016 of investments for which Level 3 inputs were used in determining fair value:

	Year Ended December 31, 2016
	Senior	Subordinated
	Debt	Debt	Equity	Total
Fair value balance as of January 1, 2016	$—	$—	$—	$—
Additions (1)	608,629	—	62,424	671,053
Net change in unrealized appreciation (depreciation) (2)	6,280	—	(4,876)	1,404
Net discount accretion	707	—	—	707
Fair value balance as of December 31, 2016	$615,616	$—	$57,548	$673,164
Change in net unrealized appreciation (depreciation) in investments still held as of December 31, 2016(2)	$6,280	$—	$(4,876)	$1,404

(1)	Includes increases in the cost basis of investments resulting from new and add-on portfolio investments.
(2)	Included in net change in unrealized appreciation (depreciation) in the statement of operations.

No securities were transferred into or out of the Level 3 hierarchy during the year ended December 31, 2016. All realized and unrealized gains and losses are included in earnings and are reported as separate line items within the Company’s statement of operations.

5.	Related Party Transactions

On September 25, 2014, the Company entered into founder stock purchase agreements for the sale of (i) 111.11 shares of common stock to CNL Fund Advisors Company for consideration of $1,000, and (ii) 111.11 shares of common stock to KKR for consideration of $1,000 (the “Founder Stock Purchase Agreements”). On December 31, 2014, CNL Fund Advisors Company transferred its shares in the Company’s common stock to CNL, one of the Company’s Advisors.

On August 26, 2015 and August 27, 2015, respectively, the Company entered into share purchase agreements for the sale of (i) 277,777.78 shares of common stock to CNL for consideration of $2.5 million effective after the Company’s initial registration statement was declared effective by the SEC and prior to acceptance of other shareholders unaffiliated with the Company, and (ii) 277,777.78 shares of common stock to KKR for consideration of $2.5 million effective after the Company’s initial registration statement was declared effective by the SEC and prior to acceptance of other shareholders unaffiliated with the Company (the “Share Purchase Agreements”). As part of this agreement, on August 26, 2015, CNL purchased 22,222.22 shares of common stock for consideration of $200,000. On March 1, 2016, the Advisors completed their purchases under the Share Purchase Agreements and the Company received $5.0 million. The Company met its minimum offering requirement with proceeds received from CNL and KKR from these share purchase agreements.

As of December 31, 2016 and 2015, the Advisors owned 9% and 100%, respectively of the Company’s outstanding shares. CNL is an affiliate of CNL Financial Group, Inc. (“CFG”). All of the Company’s executive officers also serve as executive officers of either KKR or CNL and other CFG affiliates.

The Advisors received distributions of $268,956 from the Company for the year ended December 31, 2016.

The Company is a party to an investment advisory agreement with CNL (the “Investment Advisory Agreement”) for the overall management of the Company’s activities. CNL is a party to a sub-advisory agreement with KKR (the “Sub-Advisory Agreement”), under which KKR is responsible for the day-to-day management of the Company’s investment portfolio. Pursuant to the Investment Advisory Agreement, CNL earns (i) a management fee equal to an annual rate of 2% of the Company’s average gross assets, and (ii) an incentive fee based on the Company’s performance. The incentive fee consists of (i) a subordinated incentive fee on income and (ii) an incentive fee on capital gains. CNL compensates KKR for advisory services that it provides to the Company with 50% of the fees that CNL receives under the Investment Advisory Agreement.

A subordinated incentive fee on income is payable to the Advisors each calendar quarter if the Company’s pre-incentive fee net investment fee income (as defined in the Investment Advisory Agreement and approved by the Company’s board of trustees) exceeds the 1.75% quarterly preference return to the Company’s shareholders (the ratio of pre-incentive fee net investment income divided by average adjusted capital). The Company did not incur any subordinated incentive fee on income during the year ended December 31, 2016.

The annual incentive fees on capital gains recorded for GAAP purposes are equal to (i) 20% of our realized and unrealized capital gains on a cumulative basis since inception, net of all realized capital losses and unrealized depreciation on a cumulative basis from inception, less (ii) the aggregate amount of any previously paid incentive fees on capital gains. For financial reporting purposes, in accordance with GAAP, the Company includes unrealized appreciation on the investment portfolio in the calculation of incentive fees on capital gains; however, such amounts are not payable by the Company unless and until the net unrealized appreciation is actually realized. The actual amount of incentive fees on capital gains that are due and payable to the Advisors is determined at the end of the calendar year. The Company accrued $167,068 for incentive fees on capital gains as of December 31, 2016.

Under the terms of the Investment Advisory Agreement CNL (and indirectly KKR) is entitled to receive up to 1.5% of gross offering proceeds as reimbursement for organization and offering expenses incurred by the Advisors on behalf of the Company. CFG and its affiliates have incurred organization and offering costs of approximately $4.2 million as of December 31, 2016. The Advisors have waived the reimbursement of organization and offering expenses in connection with the Company’s gross capital raise from the Offering from March 1, 2016 (the period beginning at the time the Company satisfied the minimum offering requirement) through March 31, 2017 (the “O&O Reimbursement Waiver”). Had the O&O Reimbursement Waiver not been in effect as of December 31, 2016, the Company would have been required to reimburse the Advisors approximately $0.77 million. The O&O Reimbursement Waiver does not reduce the amount of organization and offering expenses incurred by the Advisors that are eligible for reimbursement in future periods. After the O&O Reimbursement Waiver period ends, subsequent gross capital raised by the Company will be subject to the maximum organization and offering cost reimbursement of 1.5%. Organization and offering costs subject to reimbursement will expire three years from the latter of (1) commencement of operations or (2) the date such costs were incurred.

Organization and offering expenses eligible for reimbursement by the Advisors will expire as follows:

Quarter Ended
March 31, 2019	$2.5 million
June 30, 2019	0.7 million
September 30, 2019	0.5 million
December 31, 2019	0.5 million
$4.2 million

In addition, under the terms of the Investment Advisory Agreement, the Advisors are entitled to reimbursement of certain expenses incurred on behalf of the Company including expenses incurred in connection with its investment operations and investment transactions.

The Company is a party to a managing dealer agreement with CNL Securities Corp., an affiliate of CNL. CNL Securities Corp. serves as the managing dealer of the Company’s Offering and in connection therewith will receive up-front selling commissions of up to 2.00% of gross offering proceeds, up-front dealer manager fees of up to 2.75% of gross offering proceeds and ongoing distribution and shareholder servicing fees at an annualized rate of 1.25% of the Company’s most recently published net asset value per share, excluding shares issued through the distribution reinvestment plan. Shares may also be subject to a contingent deferred sales charge in the event that a stockholder tenders his or her shares of common stock prior to the fourth anniversary of the date such shares were purchased. All or any portion of these fees may be re-allowed to participating brokers. Financial Industry Regulatory Authority (“FINRA”) Rule 2310 provides that the maximum underwriting compensation payable from any source to FINRA members participating in an offering may not exceed 10% of gross offering proceeds, excluding proceeds from a distribution reinvestment plan.

The Company is a party to an administrative services agreement with CNL, under which CNL performs, or oversees the performance of, various administrative services on behalf of the Company. Administrative services include investor services, general ledger accounting, fund accounting, maintaining required financial records, calculating the Company’s net asset value, filing tax returns, preparing and filing SEC reports, preparing, printing, and disseminating shareholder reports and generally overseeing the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others. The Company reimburses CNL for administrative expenses it incurs in performing its obligations.

The Company is a party to an Expense Support and Conditional Reimbursement Agreement, as amended (the “Expense Support Agreement”) with the Advisors pursuant to which the Advisors jointly and severally agree to pay to the Company some or all operating expenses (an “Expense Support Payment”) for each month during the Expense Support Payment Period (as defined below) in which the Company’s board of trustees declares a distribution to its shareholders. The “Expense Support Payment Period” commenced on March 1, 2016 and ends on March 31, 2017. The Advisors are entitled to be reimbursed promptly by the Company (a “Reimbursement Payment”) for Expense Support Payments made with respect to any class of common stock, subject to the limitation that no Reimbursement Payment may be made by the Company to the extent that it would cause the Company’s other operating expenses (as defined in the Expense Support Agreement) for such class of common stock to exceed the lesser of (A) 1.75% of average net assets attributable to shares of such class of common stock and (B) the percentage of our average net assets attributable to shares of such class of common stock represented by other operating expenses (as defined in the Expense Support Agreement) during the fiscal year in which such expense support payment from the Advisors was made (provided, however, that this clause (B) shall not apply to any reimbursement payment which relates to an expense support payment from the Advisors made during the same fiscal year). Notwithstanding anything to the contrary in the Expense Support Agreement, no Reimbursement Payment shall be made with respect to any class of common stock if the effective rate of distributions per share on such class of common stock declared by the Company at the time of such Reimbursement Payment is less than the effective rate of distributions per share on such class of common stock at the time the Expense Support Payment was made to which such Reimbursement Payment relates. For this purpose, “effective rate of distributions per share” means actual declared distribution rate per share exclusive of return of capital, if any. The Company’s obligation to reimburse each Expense Support Payment will terminate three years from the date on which such Expense Support Payment was paid or waived.

Related party fees and expenses incurred on behalf of the Company during the year ended December 31, 2016 are summarized below:

Related Party	Source Agreement & Description	Year Ended December 31, 2016
CNL Securities Corp.	Managing Dealer Agreement:
	Up-front selling commissions and dealer manager fees	$2,405,257
	Distribution and shareholder servicing fees	250,842
CNL and KKR	Investment Advisory Agreement:
	Base management fees (investment advisory fees)(2)	512,289
	Incentive fee on capital gains (1)	―
KKR	Investment Sub-Advisory Agreement:
	Investment expenses reimbursement(2)	8,129
CNL	Administrative Services Agreement:
	Administrative and compliance services(2)	267,502

(1)	Incentive fees on capital gains are included in performance-based incentive fees in the statement of operations. The following table provides additional details for the incentive fee on capital gains for the year ended December 31, 2016:
(2)	Expenses subject to Expense Support.

Incentive fee on Capital Gains	Year Ended December 31, 2016
Accrued incentive fee as of beginning of year,	$—
Incentive fee on capital gains during year ended December 31,	167,068
Less: Incentive fee on capital gains paid to the Advisors during year ended December 31,	—
Accrued incentive fee as of December 31,	167,068
Less: Accrued incentive fee on capital gains attributable to unrealized gains as of December 31,	(167,068)
Incentive fee on capital gains earned by and payable to the advisors as of December 31,	$—

As of December 31, 2016, the amount of Expense Support Payments provided by or due from the Advisors is $2,195,791, representing all of the Company’s operating expenses, excluding distribution and shareholder servicing fees and performance based incentive fees, incurred between March 1, 2016 (commencement of operations) and December 31, 2016. Management believes that Reimbursement Payments by the Company to the Advisor were not probable under the terms of the Expense Support Agreements as of December 31, 2016.

The following table reflects the Expense Support Payments that may become subject to reimbursement:

For the quarter ended	Amount of Expense Support Payment	Effective Rate of Distributions Per Share (1)	Reimbursement Eligibility Expiration
March 31, 2016	$204,420	6.0%	March 31, 2019
June 30, 2016	639,585	5.9%	June 30, 2019
September 30, 2016	603,584	5.9%	September 30, 2019
December 31, 2016	748,202	6.0%	December 31, 2019
	$2,195,791

(1)	The effective rate of distributions per share is expressed as a percentage equal to the projected annualized distribution amount as of the end of the applicable period (which is calculated by annualizing the regular weekly cash distribution per share as of such date without compounding), divided by the Company’s public offering price per share as of such date.

Indemnification - The Investment Advisory Agreement and the Sub-Advisory Agreement provide certain indemnification in favor of the Advisors, their directors, officers, persons associated with the Advisors, and their affiliates. The managing dealer agreement contains certain indemnification provisions in favor of the managing dealer and each participating broker and their respective officers, directors, partners, employees, associated persons, agents and control persons. In addition, the Company’s declaration of trust contains certain indemnifications in favor of the Company’s officers, trustees, agents, and certain other persons. As of December 31, 2016, management believed that the risk of incurring any losses for such indemnification was remote.

See Note 13. “Subsequent Events” for additional information on ongoing distribution and shareholder servicing fees, expense support and organization and offering expenses.

6.	Fee Income

Fee income, which is nonrecurring, consisted of the following:

Fee Income	Year Ended December 31, 2016
Commitment fees	$4,100
Amendment fees	1,549
Consent fees	269
Other	460
$6,378

7.	Distributions

The Company’s board of trustees declared distributions of $0.010904 per share for 32 weekly record dates beginning on March 1, 2016 through and including October 4, 2016. The Company’s board of trustees declared distributions of $0.011250 per share for 12 weekly record dates beginning on October 11, 2016 through and including December 27, 2016. Distributions were paid on March 30, 2016, April 27, 2016, June 1, 2016, June 29, 2016, July 27, 2016, August 31, 2016, September 28, 2016, October 26, 2016, November 30, 2016 and January 4, 2017.

The total and the sources of declared distributions on a GAAP basis for the year ended December 31, 2016 are presented in the tables below.

	Year Ended December 31,
	2016
	Per Share	Amount	Allocation
Total Declared Distributions	$0.48	$1,247,036	100.0%
From net investment income	0.35	908,970	72.9
From net realized gains	0.04	101,070	8.1
Distributions in excess of net investment income	$0.09	$236,996	19.0%

Sources of distributions, other than net investment income and realized gains on a GAAP basis, include required adjustments to GAAP net investment income in the current period to determine taxable income available for distributions. The following table summarizes the primary sources of differences between GAAP net increase in net assets from operations and estimated taxable income available for distributions for the year ended December 31, 2016.

Year Ended December 31,	2016
Ordinary income component of tax basis undistributed earnings	$	―
Distribution and shareholder servicing fees		250,842
Unearned performance-based incentive fees on unrealized gains		167,068
Nondeductible excise tax expense		6,107
Other book tax differences		35,568
Total(1)		$459,585

(1) See Note 10 for a reconciliation of net increase in net assets from operations to taxable income from distributions.

For the year ended December 31, 2016, the tax-related sources of distributions of $459,585 are greater than distributions in excess of net investment income of $236,996. None of the distributions declared during the year ended December 31, 2016 were classified as a tax basis return of capital.

8.	Share Transactions

The following table summarizes the total shares issued and proceeds received in connection with the Company’s Offering, Founder Stock Purchase Agreements and Share Purchase Agreements for the year ended December 31, 2016.

	Year Ended December 31, 2016(1)
	Shares	Amount
Gross proceeds	5,879,947	$56,338,994
Up-front selling commissions and dealer manager fees	—	(2,405,257)
Net proceeds to company	5,879,947	53,933,737
Reinvestment of distributions	41,812	385,988
Net proceeds	5,921,759	$54,319,725
Average net proceeds per share	$9.17

(1)	Commenced operations on March 1, 2016.

As of December 31, 2016, the Company has sold or issued 5,944,203 shares of common stock through the Offering, Founder Stock Agreements and Share Purchase Agreements, including reinvestment of distributions, for total gross proceeds of $56,926,982.

On March 29, 2016, the Company’s board of trustees increased the public offering price of the Company’s continuous public offering of common stock from $9.45 per share to $9.50 per share. This increase became effective as of March 29, 2016. As a result of the increase in the Company’s public offering price per share, the Company’s maximum sales load and the net proceeds per share correspondingly increased from $0.450 to $0.452 and from $9.00 to $9.05, respectively.

On May 27, 2016, our board of trustees increased the public offering price of our continuous public offering of common stock from $9.50 per share to $9.55 per share. This increase in our public offering price became effective as of June 1, 2016. As a result of the increase in our public offering price per share, our maximum sales load per share and the net proceeds per share correspondingly increased from $0.452 to $0.454 and from $9.05 to $9.10, respectively.

On July 26, 2016, our board of trustees increased the public offering price of our continuous public offering of common stock from $9.55 per share to $9.60 per share. This increase in our public offering price became effective as of July 27, 2016. As a result of the increase in our public offering price per share, our maximum sales load per share and the net proceeds per share correspondingly increased from $0.454 to $0.456 and from $9.10 to $9.14, respectively.

On August 15, 2016, our board of trustees increased the public offering price of our continuous public offering of common stock from $9.60 per share to $9.65 per share. This increase in our public offering price became effective as of August 17, 2016. As a result of the increase in our public offering price per share, our maximum sales load per share and the net proceeds per share correspondingly increased from $0.456 to $0.458 and from $9.14 to $9.19, respectively.

On October 10, 2016, our board of trustees increased the public offering price of our continuous public offering of common stock from $9.65 per share to $9.75 per share. This increase in our public offering price became effective as of October 11, 2016. As a result of the increase in our public offering price per share, our maximum sales load per share and the net proceeds per share correspondingly increased from $0.458 to $0.463 and from $9.19 to $9.29, respectively.

9.	Commitment & Contingences

Unfunded commitments to provide funds to portfolio companies are not recorded in the Company’s statements of assets and liabilities. Since these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company has sufficient liquidity to fund these commitments. As of December 31, 2016, the Company’s unfunded commitments consisted of the following:

Category / Company
Equity:
Polyconcept North America Holdings, Inc.	$25,737
Total Unfunded Commitments	$25,737

The Company funds its equity investments as it receives funding notices from the portfolio companies. At December 31, 2016, the Company’s unfunded commitments have a fair value of $0.

In the normal course of business, the Company may enter into guarantees on behalf of portfolio companies. Under these arrangements, the Company would be required to make payments to third parties if the portfolio companies were to default on their related payment obligations. The Company had no such guarantees outstanding at either December 31, 2016 or December 31, 2015.

10.	Federal Income Tax

Income and capital gain distributions are determined in accordance with the Code and federal tax regulations, which may differ from amounts determined in accordance with GAAP. The book-to-tax differences, which could be material, are primarily due to differing treatments of income and gains on various investment securities held by the Company and expenses incurred by the Company. Permanent book and tax differences, both in timing and character, result in reclassifications to (i) paid-in capital in excess of par value, (ii) undistributed net investment income, (iii) accumulated net realized gains (losses) and (iv) accumulated net unrealized depreciation on investments, derivative instruments and foreign currency translation, as appropriate.

As of December 31, 2016, the Company made the following reclassifications of permanent book and tax basis differences:

Capital Accounts	2016
Paid-in capital in excess of par value	$(256,949)
Undistributed net investment income	292,517
Accumulated net realized gains (losses)	(35,568)

The following table reconciles net increase in net assets resulting from operations to estimated taxable income available for distributions for year ended December 31, 2016:

Year Ended December 31, 2016
Net increase in net assets resulting from operations	$1,742,602
Net change in unrealized appreciation on investments	(737,184)
Net change in unrealized depreciation on foreign currency translation	4,622
Unearned performance-based incentive fee on unrealized gains	167,068
Non-deductible distribution and shareholder servicing fees	250,842
Non-deductible excise tax expense	6,107
Other book-tax differences	35,568
Taxable income available for distributions	$1,469,625

The tax character of shareholder distributions attributable to the fiscal year ended December 31, 2016 were as follows:

	2016
Paid Distributions attributable to:	Amount	Percentage
Ordinary Income	$1,247,036	100	(1)%
Total	$1,247,036	100%
Paid distributions as a percentage of taxable income available for distributions		84.9%

(1)	Including short term capital gains of $133,263 for the year ended December 31, 2016.

As of December 31, 2016, the components of tax basis accumulated earnings were as follows:

2016
Undistributed ordinary income – net	$222,589
Unrealized gains (losses) – net	696,994
Other temporary differences	(167,068)
Total accumulated earnings – net	$752,515

For the year ended December 31, 2016, the Company had estimated taxable income in excess of the distributions made from such taxable income during the year. The undistributed taxable income for the year ended December 31, 2016 is estimated to be $222,589, which will not be finalized until the 2016 tax returns are filed in 2017.

The Company is generally subject to nondeductible federal excise taxes if it does not distribute to its shareholders an amount at least equal to the sum of (i) 98% of its net ordinary income for the calendar year, (ii) 98.2% of its capital gains in excess of capital losses for the one-year period generally ending on October 31 of the calendar year and (iii) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which the Company paid no federal income tax. For the year ended December 31, 2016, the Company determined it had excess excise tax base income over the current year distributions. Accordingly, the Company recorded U.S. federal excise tax of $6,107 for the year ended December 31, 2016.

11.	Selected quarterly financial data (unaudited)

The following is the quarterly results of operations for the year ended December 31, 2016. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Year Ended	Quarter Ended
	December 31, 2016	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Total investment income	$1,326,880	$882,719	$331,643	$111,025	$1,493
Net investment income (loss)	908,970	685,531	155,843	77,217	(9,621)
Net realized and unrealized gains (losses)	833,632	279,102	484,376	41,087	29,067
Net increase (decrease) in net assets resulting from operations	1,742,602	964,633	640,219	118,304	19,446
Basic and diluted earnings (losses) per common share	0.66	0.27	0.23	0.13	0.03
Net asset value per common share at end of period	9.26	9.26	9.17	9.05	8.98

12.	Financial Highlights

The following is a schedule of financial highlights for one share of common stock during the period from March 1, 2016 (commencement of operations) through December 31, 2016.

For the Period Ended December 31, 2016(1)
OPERATING PERFORMANCE PER SHARE
Net Asset Value, Beginning of Period	$9.00
Net investment loss, before expense support (2)	(0.49)
Expense support(2)	0.84
Net investment income(2)	0.35
Net realized and unrealized gains(2)(3)	0.34
Net increase resulting from investment operations	0.69
Distributions from net investment income(4)	(0.35)
Distributions from net realized gains(4)	(0.04)
Distributions in excess of net investment income(4)(5)	(0.09)
Net decrease resulting from distributions to common shareholders	(0.48)
Issuance of common stock above net asset value (6)	0.05
Net increase resulting from capital share transactions	0.05
Net Asset Value, End of Period	$9.26
OPERATING PERFORMANCE PER SHARE
Total investment return-net price(7)	8.5%
Total investment return-net asset value(8)	8.5%

For the Period Ended December 31, 2016(1)
RATIOS/SUPPLEMENTAL DATA (all amounts in thousands except ratios)
Net assets, end of period	$55,017
Average net assets(9)	$24,039
Shares outstanding, end of period	5,944
Weighted average shares outstanding	2,623
Ratios to Average Net Assets: (9)
Total operating expenses before expense support	10.87%
Total operating expenses after expense support	1.74%
Net investment income	3.78%
Portfolio turnover rate	36%

(1)	Commenced operations on March 1, 2016.
(2)	The per share data was derived by using the weighted average shares outstanding during the period.
(3)	The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales of the Company’s shares in relation to fluctuating market values for the portfolio.
(4)	The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the entire period; distributions per share are rounded to the nearest $0.01.
(5)	See Note 7. “Distributions” for further information on the source of distributions from other than net investment income and realized gains.
(6)	The continuous issuance of common stock may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by the Company in excess of net asset value per share on each subscription closing date. The per share data was derived by computing (i) the sum of (A) the number of shares issued in connection with subscriptions and/or distribution reinvestment on each share transaction date times (B) the differences between the net proceeds per share and the net asset value per share on each share transaction date, divided by (ii) the total shares outstanding at the end of the period.
(7)	Total investment return-net price is a measure of total return for shareholders who purchased the Company’s common stock at the beginning of the period, including distributions declared during the period. Total investment return-net price is based on (i) the purchase of one share at the public offering price, net of sales load, on the first day of the period, (ii) the sale at the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) distributions payable relating to one share, if any, on the last day of the period. The total investment return-net price calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then current public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for the Company’s shares, the terminal sales price per share is assumed to be equal to the net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock. Total investment return is not annualized.
(8)	Total investment return-net asset value is a measure of the change in total value for shareholders who held the Company’s common stock at the beginning and end of the period, including distributions declared during the period. Total investment return-net asset value is based on (i) net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) distributions payable relating to one share, if any, on the last day of the period. The total investment return-net asset value calculation assumes that (i) monthly cash distributions are reinvested in accordance with the Company’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then current public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for the Company’s shares, terminal market value per share is assumed to be equal to net asset value per share on the last day of the period presented. The Company’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of the Company’s shares of common stock. Total investment return is not annualized.
(9)	The computation of average net assets during the period is based on the daily value of net assets. Ratios are not annualized.

13.	Subsequent Events

During the period from January 1, 2017 through March 16, 2017, the Company received additional net proceeds of approximately $21.1 million from its Offering, including amounts through its distribution reinvestment plan.

On February 7, 2017, our board of trustees increased the public offering price of our continuous public offering of common stock from $9.75 per share to $9.80 per share. This increase in our public offering price is effective as of February 7, 2017. As a result of the increase in our public offering price per share, our maximum sales load per share and the net proceeds per share will correspondingly increase from $0.463 to $0.466 and from $9.29 to $9.33, respectively.

On January 26, 2017, the Company’s board of trustees declared distributions of $0.011250 per share for four record dates beginning February 7, 2017 through February 28, 2017.

On February 24, 2017, the Company’s board of trustees declared distributions of $0.011250 per share for four record dates beginning March 7, 2017 through March 28, 2017.

On March 16, 2017, the Company’s board of trustees declared distributions of $0.011250 per share for four record dates beginning April 4, 2017 through April 25, 2017.

On March 16, 2017, our board of trustees approved an extension to the Expense Support Payment period through June 30, 2017. The O&O Reimbursement Waiver period was also extended through April 30, 2017.

On March 16, 2017, the board of trustees approved an amended and restated Managing Dealer Agreement between the Company and the Managing Dealer and approved an amended and restated Distribution and Shareholder Servicing Plan for the Company (the “Plan”).  The new Managing Dealer Agreement and the Plan will become effective if and when the post-effective amendment to our registration statement on Form N-2 (File No. 333-199018) describing the new Managing Dealer Agreement and the Plan is declared effective by the SEC.  The new Managing Dealer Agreement and the Plan will lower the ongoing distribution and shareholder servicing fee paid to the Managing Dealer from an annualized rate of 1.25% to an annualized rate of 1.00% of the Company’s net asset value per share.  In addition, under the new Managing Dealer Agreement, the Company will cease paying the ongoing distribution and shareholder servicing fee when the total underwriting compensation paid from the upfront selling commissions, upfront dealer manager fees, and ongoing distribution and shareholder servicing fees attributable to our shares equals 8.5% of the aggregate gross offering proceeds from shares sold in the offering, excluding shares issued through the distribution reinvestment plan.  The new Managing Dealer Agreement will also remove the contingent deferred sales charge and will no longer apply upon redemption of Company shares.

APPENDIX 1

The following is a schedule of financial highlights of Corporate Capital Trust, Inc. (“CCT”) for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and the period June 17, 2011 (commencement of operations) through December 31, 2011:

	Year ended December 31,					June 17, 2011 through December 31,
	2016	2015	2014	2013	2012	2011

OPERATING PERFORMANCE PER SHARE

Net Asset Value, Beginning of Year	$8.93	$9.79	$10.00	$9.75	$9.21	$9.00
Net Investment Income (Loss), Before Expense Support/Reimbursement(1)	0.69	0.69	0.73	0.49	0.51	(0.23)
Expense Support/(Reimbursement)(1)	—	—	—	(0.01)	(0.01)	0.60
Net Investment Income(1)	0.69	0.69	0.73	0.48	0.50	0.37
Net Realized and Unrealized Gain (Loss)(1)(2)	0.10	(0.79)	(0.18)	0.55	0.70	0.08
Net Increase (Decrease) Resulting from Investment Operations	0.79	(0.10)	0.55	1.03	1.20	0.45

Distributions from Net Investment Income(3)	(0.69)	(0.69)	(0.73)	(0.47)	(0.51)	(0.37)
Distributions from Realized Gains(3)	—	(0.11)	(0.07)	(0.27)	(0.10)	—
Distributions in Excess of Net Investment Income(3)(4)	(0.11)	—	—	(0.09)	(0.15)	—
Net Decrease Resulting from Distributions to Common Shareholders	(0.80)	(0.80)	(0.80)	(0.83)	(0.76)	(0.37)
Issuance of common stock above net asset value(5)	0.01	0.04	0.04	0.05	0.10	0.13
Repurchases of common stock(6)	—	—	—	—	—	—
Net Increase Resulting from Capital Share Transactions	0.01	0.04	0.04	0.05	0.10	0.13
Net Asset Value, End of Year	$8.93	$8.93	$9.79	$10.00	$9.75	$9.21
INVESTMENT RETURNS
Total Investment Return-Net Price(7)	8.5%	(2.0)%	4.1%	10.2%	14.2%	6.5%
Total Investment Return-Net Asset Value(8)	9.4%	(0.9)%	5.9%	11.4%	14.3%	6.5%

RATIOS/SUPPLEMENTAL DATA (all amounts in thousands except ratios)

Net Assets, End of Year or Period	$2,759,332	$2,594,022	$2,145,821	$1,430,434	$611,484	$65,163

Average Net Assets(9)	$2,698,040	$2,428,271	$1,783,121	$1,036,498	$304,261	$20,926

Average Borrowings(9)	$1,476,426	$1,011,175	$572,484	$339,271	$110,072	$4,080
Shares Outstanding, End of Year or Period	309,042	290,430	219,132	143,024	62,728	7,073
Weighted Average Shares Outstanding	304,493	254,846	177,394	104,506	31,395	2,309
Ratios to Average Net Assets:(9)
Total Operating Expenses Before Expense Support/Reimbursement	6.54%	5.54%	5.56%	6.61%	6.46%	7.08%
Total Operating Expenses After Expense Support/Reimbursement	6.54%	5.54%	5.56%	6.72%	6.54%	0.51%
Net Investment Income	7.79%	7.28%	7.30%	4.82%	5.16%	4.08%
Portfolio Turnover Rate	35%	26%	23%	73%	85%	1%
Asset Coverage Ratio(10)	2.54	2.61	3.27	2.96	3.59	3.57

(1)	The per share data was derived by using the weighted average shares outstanding during the period.
(2)	The amount shown at this caption is the balancing figure derived from the other figures in the schedule. The amount shown at this caption for a share outstanding throughout the period may not agree with the change in the aggregate gains and losses in portfolio securities for the period because of the timing of sales of CCT’s shares in relation to fluctuating market values for the portfolio.
(3)	The per share data for distributions is the actual amount of distributions paid or payable per share of common stock outstanding during the entire period; distributions per share are rounded to the nearest $0.01.

(4)	Sources of distributions, other than net investment income and realized gains, include (i) the ordinary income component of prior year tax basis accumulated earnings and (ii) required adjustments to GAAP net investment income in the current period to determine taxable income available for distributions.
(5)	CCT’s continuous issuance of common stock may cause an incremental increase in net asset value per share due to the sale of shares at the then prevailing public offering price and the receipt of net proceeds per share by CCT in excess of net asset value per share on each subscription closing date. The per share data was derived by computing (i) the sum of (A) the number of shares issued in connection with subscriptions and/or distribution reinvestment on each share transaction date times (B) the differences between the net proceeds per share and the net asset value per share on each share transaction date, divided by (ii) the total shares outstanding at the end of the period.
(6)	The per share impact of CCT’s repurchase of common stock is a reduction to net asset value of less than $0.01 per share during the applicable period.
(7)	Total investment return-net price is a measure of total return for shareholders who purchased CCT’s common stock at the beginning of the period, including dividends declared during the period. Total investment return-net price is based on (i) the purchase of one share at the public offering price, net of sales load, on the first day of the period, (ii) the sale at the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the cash payment for distributions payable, if any, on the last day of the period. The total investment return-net price calculation assumes that (i) monthly cash distributions are reinvested in accordance with CCT’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for CCT’s shares, then the terminal sales price per share is assumed to be equal to net asset value per share on the last day of the period. CCT’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of CCT’s shares of common stock.
(8)	Total investment return-net asset value is a measure of the change in total value for shareholders who held CCT’s common stock at the beginning and end of the period, including distributions declared during the period. Total investment return-net asset value is based on (i) the beginning period net asset value per share on the first day of the period, (ii) the net asset value per share on the last day of the period, of (A) one share plus (B) any fractional shares issued in connection with the reinvestment of monthly distributions, and (iii) the value of distributions payable, if any, on the last day of the period. The total investment return-net asset value calculation assumes that (i) monthly cash distributions are reinvested in accordance with CCT’s distribution reinvestment plan and (ii) the fractional shares issued pursuant to the distribution reinvestment plan are issued at the then public offering price, net of sales load, on each monthly distribution payment date. Since there is no public market for CCT’s shares, then terminal market value per share is assumed to be equal to net asset value per share on the last day of the period. CCT’s performance changes over time and currently may be different than that shown above. Past performance is no guarantee of future results. Investment performance is presented without regard to sales load that may be incurred by shareholders in the purchase of CCT’s shares of common stock.
(9)	The computation of average net assets and average borrowings during the period is based on the daily value of net assets and borrowing balances, respectively.
(10)	Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period. For purposes of the asset coverage ratio test applicable to CCT as a business development company, CCT regards the total return swap (“CCT TRS”) total notional amount at the end of the period, less the total amount of cash collateral posted by Halifax Funding under the CCT TRS, as a senior security for the life of the CCT TRS.

CORPORATE CAPITAL TRUST II

A Business Development Company

For More Information:

Contacting us: You can request free copies of this prospectus and discuss your questions about us by contacting us at:

Corporate Capital Trust II

450 S. Orange Avenue

Orlando, FL 32801

866-650-0650

For questions about our investment management, please contact:

CNL Fund Advisors II, LLC

450 S. Orange Avenue

Orlando, FL 32801

866-745-3797

Securities and Exchange Commission Information: You can also review our filings and the prospectus on the SEC’s website at www.sec.gov/edgar/searchedgar/companysearch.html or at the Public Reference Room of the SEC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at (202) 942-8090. You can get copies of this information, for a fee, by emailing or writing to:

Public Reference Room

Securities and Exchange Commission

Washington, D.C. 20549-0102

Email address: publicinfo@sec.gov

SEC File No. 333-199018

Managing Dealer: CNL Securities Corp., member FINRA/SIPC

Part C: Other Information

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

The following financial statements of Corporate Capital Trust II, or the Registrant, are included in Part A of this Registration Statement:

Financial Statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015

2.	Exhibits

(a)(1)	Certificate of Trust of the Registrant (Incorporated by reference to Exhibit 2(a) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on September 29, 2014).
(a)(2)	Certificate of Amendment to Certificate of Trust of the Registrant (Incorporated by reference to Exhibit 2(a)(1) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).
(b)(1)	Second Amended and Restated Declaration of Trust of the Registrant (Incorporated by reference to Exhibit 3.1 to the Company’s current report on Form 8-K filed on February 19, 2016).
(b)(2)	Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Company’s current report on Form 8-K filed on February 19, 2016).
(d)	Form of Subscription Agreement (Incorporated by reference to Exhibit 2(d) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).
(e)	Form of Distribution Reinvestment Plan (Incorporated by reference to Exhibit 2(e) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on June 25, 2015).
(g)(1)	Form of Investment Advisory Agreement (Incorporated by reference to Exhibit 2(g)(1) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).
(g)(2)	Form of Sub-Advisory Agreement (Incorporated by reference to Exhibit 2(g)(2) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).
(h)(1)	Form of Amended and Restated Managing Dealer Agreement*
(h)(2)	Form of Participating Broker Agreement*

(h)(3)	Form of Distribution and Shareholder Servicing Plan of the Registrant*
(j)	Form of Custodian Agreement (Incorporated by reference to Exhibit 2(j) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on June 25, 2015).
(k)(1)	Form of Escrow Agreement (Incorporated by reference to Exhibit 2(k)(1) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).
(k)(2)	Form of Administrative Services Agreement by and between Registrant and CNL Fund Advisors II, LLC (Incorporated by reference to Exhibit 2(k)(2) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on June 25, 2015).
(k)(3)	Form of Intellectual Property License Agreement by and between the Registrant and CNL Intellectual Properties, Inc. (Incorporated by reference to Exhibit 2(k)(3) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on June 25, 2015).
(k)(4)	Amended and Restated Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL and KKR*
(k)(5)	Form of Sub-Administration Agreement (Incorporated by reference to Exhibit 2(k)(5) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on June 25, 2015).
(k)(6)	Capital Markets Service Agreement between CNL and CNL Capital Markets Corp. (Incorporated by reference to Exhibit 2(k)(6) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on June 25, 2015).
(k)(7)	Share Purchase Agreement between the Registrant and CNL (Incorporated by reference to Exhibit 2(k)(7) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).
(k)(8)	Share Purchase Agreement between the Registrant and KKR (Incorporated by reference to Exhibit 2(k)(8) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).
(k)(9)	First Amendment to the Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL and KKR (Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on May 13, 2016).
(k)(10)	Second Amendment to the Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL and KKR (Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on September 29, 2016).
(k)(11)	Third Amendment to the Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL and KKR (Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on December 22, 2016).
(k)(12)	Fourth Amendment to the Expense Support and Conditional Reimbursement Agreement by and among the Registrant, CNL and KKR (Incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on March 21, 2017).
(l)	Opinion of Dechert LLP (Incorporated by reference to Exhibit 2(l) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).
(n)(1)	Consent of Dechert LLP (Incorporated by reference to Exhibit (l) hereto)
(n)(2)	Consent of Deloitte & Touche, LLP*
(r)(1)	Code of Ethics of the Registrant (Incorporated by reference to Exhibit 2(r)(1) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on June 25, 2015).
(r)(2)	Code of Ethics of CNL Fund Advisors II, LLC (Incorporated by reference to Exhibit 2(r)(2) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on June 25, 2015).

(r)(3)	Code of Ethics of KKR Credit Advisors (US) LLC (Incorporated by reference to Exhibit 2(r)(3) to the Company’s registration statement on Form N-2 (File No. 333-199018) filed on August 31, 2015).

*	Filed herewith.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

SEC registration fee	$301,974.75
FINRA filing fee	225,500.00
Accounting fees and expenses	3,500,000.00
Due diligence expense reimbursement	1,975,000.00
Sales and advertising expenses	9,500,000.00
Blue sky fees and expenses	1,000,000.00
Legal fees and expenses	6,000,000.00
Printing and engraving	11,000,000.00
Miscellaneous fees and expenses	5,478,775.25
Total	$38,981,250.00

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated. Although we estimate we will incur offering expenses of 0.75% of gross offering proceeds if we sell the maximum number of shares, the total amount reflects approximately 1.5% of gross offering proceeds since we may incur offering expenses up to this amount.

Item 28.	Persons Controlled by or Under Common Control

We have the following wholly-owned subsidiaries, each of which was organized in the state of Delaware and is consolidated with us for financial reporting purposes: CCT II SE I LLC and CCT II SE II LLC.

Item 29.	Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock as of March 22, 2017.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	1,842

Item 30.	Indemnification

Indemnification of our Advisors

The Investment Advisory Agreement provides that CNL and KKR and each of its officers, trustees, persons associated with each advisor, shareholders (and owners of the shareholders), controlling persons and agents are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceedings arising out of or otherwise based on the performance of any of such advisor’s duties or obligations under the Investment Advisory Agreement or the Sub-Advisory Agreement, as applicable, or otherwise as our investment adviser, (i) to the extent such damages, liabilities, cost and expenses (A) are not fully reimbursed by insurance and (B) do not arise by reason of willful misfeasance, bad faith, or gross negligence in such advisor’s performance of such duties or obligations, or such advisor’s reckless disregard of such duties or obligations, and (ii) otherwise to the fullest extent such indemnification is consistent with the provisions of our declaration of trust, the 1940 Act, the laws of the State of Delaware and other applicable law.

Limitation on Liability of Trustees and Officers

Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our declaration of trust provides that our trustees will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by the current DGCL or as the DGCL may hereafter be amended. Our declaration of trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by the current DGCL or as the DGCL may hereafter be amended. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Pursuant to our declaration of trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former trustee or officer of the Company and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a trustee, officer of the Company and at the request of the Company, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made.

We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Company determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Company, (ii) the Indemnitee was acting on behalf of or performing services for the Company, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a trustee (other than an independent trustee) or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of assets of the Company and not from the shareholders.

In addition, Delaware law permits a trust to advance reasonable expenses to a trustee or officer, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Company acting in his or her capacity as such, a court of competent jurisdiction approves such advancement and (c) upon the Company’s receipt of (i) a written affirmation by the trustee or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the Company and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the Company if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former trustees or officers of have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former trustees or officers to serve another entity as a trustee, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which CNL, and each director or executive officer of CNL, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of officer, employee, or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management – Board of Trustees.” Additional information regarding CNL is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC No. 801-80917, IARD /CRD# 174178).

A description of any other business, profession, vocation, or employment of a substantial nature in which KKR, and each director or executive officer of KKR, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of officer, employee, or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management – Board of Trustees.” Additional information regarding KKR is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC No. 801-69633, IARD/CRD# 146629).

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act, and the rules thereunder, are maintained at the offices of:

(a)	the registrant, Corporate Capital Trust II., 450 S. Orange Avenue, Orlando, FL 32801;

(b)	the investment adviser, CNL Fund Advisors II, LLC, 450 S. Orange Avenue, Orlando, FL 32801;
(c)	the sub-adviser, KKR Credit Advisors (US), LLC, 555 California Street, 50th Floor, San Francisco, CA 94104;
(d)	the administrator, CNL Fund Advisors II, LLC, 450 S. Orange Avenue, Orlando, FL 32801;
(e)	a sub-administrator, CNL Capital Markets Corp., 450 S. Orange Avenue, Orlando, FL 32801.
(f)	a sub-administrator, State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02021; and
(g)	the transfer agent, DST Systems, Inc., 430 W. 7th Street, Ste. 219001, Kansas City, MO 64105.

Item 33.	Management Services

Not applicable.

Item 34.	Undertakings

We hereby undertake:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
(4)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 497(b), (c), (d), or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than a prospectus filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(5)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser.
(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

	(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
	(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(6)	to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, and the State of Florida, on the 29th day of March 2017.

By:	/s/ Thomas K. Sittema
Name:	Thomas K. Sittema
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth below on March 29, 2017. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title

/s/ Thomas K. Sittema	Chief Executive Officer
Thomas K. Sittema	(Principal Executive Officer)

/s/ Chirag J. Bhavsar	Chief Financial Officer and Chief Operating Officer
Chirag J. Bhavsar	(Principal Financial and Accounting Officer)

/s/ Thomas K. Sittema	Trustee
Thomas K. Sittema

/s/ Todd C. Builione	Trustee
Todd C. Builione

*	Independent Trustee
James H. Kropp

*	Independent Trustee
Mark D. Linsz

*	Independent Trustee
Thomas W. Morgan

* Signatures affixed by Thomas K. Sittema pursuant to Power of Attorney dated September 28, 2016 and incorporated by reference from the registration statement of Corporate Capital Trust II (File No. 333-199018), filed September 28, 2016.